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07024789

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ITC Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 03 2007
B THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03470 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 6/29/07

RECEIVED
2007 JUN 26 A 5: 03
FICE OF INTERNAT
CORPORATE FINAN

ITC Limited

AR/S
3-31-07

Report and Accounts 2007



CONTENTS

The Vibrant Face of Fashion



"While India is rapidly emerging as a major hub for sourcing of textile and apparel globally, it needs to move up the 'Fibre to Fashion' value chain by creatively leveraging the country's rich design and textile heritage. ITC's Lifestyle Retailing Business intends to become a dominant force in the Fashion Industry by harnessing this opportunity coupled with ITC's traditional strengths in Branding and Marketing".

- Y C Deveshwar, Chairman

ITCs Lifestyle Retailing Business was launched in July 2000, leveraging the Company's proven competencies in brand building, hospitality and trade marketing. The first Wills Lifestyle store opened in New Delhi. Wills Lifestyle today is a fashion destination for premium consumers across the country with a complete fashion wardrobe comprising **Wills Sport** fashionable relaxed wear, **Wills Classic** new age work wear, **Wills Clublife** glamorous evening wear and **Wills Signature** exquisite designer wear. To complement the range and augment the offering, **Essenza Di Wills** – an exclusive range of fine fragrances and bath & body care products was introduced in July 2005.

Wills Lifestyle's 'Superbrand' status is a recognition of the truly 'International Shopping Experience' it offers. Superior products and presentation have earned ITC accolades from the Fashion Industry as well. Over the last few years, Images Fashion Awards have recognised Wills Lifestyle as the 'Most Admired Exclusive Retail Chain of the Year'; Wills Sport as 'The Most Admired Brand Launch of the Year' and 'The Most Admired Women's Wear Brand of the Year'. In 2006, Wills Lifestyle was accorded the status of 'Retailer of the Year' at the Idea Zee F Awards.


WLS
WILLS LIFESTYL

John Players, ITC's fashion brand for the Indian youth, was launched in December 2002 to broadbase the range of branded apparel that the Company offers and further strengthen its robust branded garments portfolio. This foray into the youth segment leveraged ITC's proven competencies in building long-term trade partnerships to establish strong retail presence. The brand has already captured the imagination of the youth of India. John Players was chosen the 'Rising Star of the Year' and the 'Most Admired Shirt Brand' at Images Fashion Awards. The dynamic advertising campaign for the brand also won 'The Most Admired Fashion Campaign of the Year' in 2006.

ITC's robust product portfolio straddles consumer segments in the premium as well as the popular end of the apparel market.

In the premium segment, Wills Lifestyle offers a complete fashion wardrobe complementing facets of the discerning consumer's lifestyle – at work, at leisure, partying, savouring a special occasion.





Wills Classic

Wills Classic is work wear for new age leaders. In a tribute to the spirit of this leadership, the finest fabrics are meticulously crafted for elegant sophistication. The collection comprises superfine Cotton Shirts, luxurious Cashmere Cardigans, chic Jackets & Suits, soft Wool Sweaters and Trousers made from luxurious fabrics. Elegant accessories – cufflinks, ties, belts, leather portfolios and shoes – provide the perfect finishing touch.





WILLS SPORT

Wills Sport offers a tempting range of fashionable relaxed wear. Breezy fabrics are crafted in the most contemporary fashion trends – elegantly detailed Cotton and Linen Shirts, Flat Knits, Capris and Cargos layered with Sweaters and Jackets. Designer accessories – hand bags, belts, scarves, stoles, eye wear and shoes – complete the look.

WILLS CLUBLIFE

Wills Clublife offers glamourous evening wear that complements the glittering lifestyle of premium consumers. The range comprises edgy styles such as evening dresses and lounge shirts crafted from exotic fabrics in the tempting colours of the dark. The shimmer of satins and the shine of sequins create a fascinating desire. Adding to the magical charm is a range of hand bags, belts, stoles and shoes.





WILLS SIGNATURE

Wills Signature, an exquisite line of designer wear, has been created by the leading designers of the country and is being retailed at Wills Lifestyle stores. Wills Signature blends the rich heritage of Indian design with modern fabrics and silhouettes, presenting the premium consumers with an exquisite range for those special occasions.



Essenza Di Wills


ESSENZA DI WILLS
INIZIO HOMME
ESSENZA DI WILLS
INIZIO FEMME
SHAMPOOING
CORPS ET CHEVEUX
HAIR & BODY SHAMPOO
ESSENZA DI WILLS
INIZIO HOMME
ESSENZA DI WILLS

Essenza Di Wills is an exclusive range of fine fragrances, bath & body care products for men and women. Inizio, the signature range from Essenza Di Wills, provides a comprehensive grooming regimen with distinct lines for men (Inizio Homme) and women (Inizio Femme). The rich and sensual fine fragrances are all day offerings designed by leading international fragrance houses in France. The personal care range includes a host of bath & body care products that share the same olfactory signature as the men's and women's fine fragrances to offer a harmonised fragrance experience.


JOHN PLAYERS

Building Vibrant Brands

ITC believes that strong brands create the foundation for a lasting consumer relationship and provides a competitive edge to the business. ITC's Lifestyle Retailing Business has been carefully nurturing deep relationships with consumers by understanding their needs and preferences and crafting superior products that deliver value beyond expectations.







Impactful marketing programmes have been leveraged towards building lasting consumer relationships. Fashion Events, Celebrity Endorsements, New Age Media, Direct Marketing, Internet and strong Customer Relationship Management initiatives have come together to create a powerful image, high brand recognition and enhanced vitality.

ITC is building strong brands that are setting global standards in the realm of fine fashion.



WILLS LIFESTYLE INDIA FASHION WEEK

Wills Lifestyle has partnered Fashion Design Council of India for the Wills Lifestyle India Fashion Week - the country's premier fashion event. It is a unique platform showcasing the best design talent of the country, carving a niche for Indian designers in global fashion. A world-class event, the Wills Lifestyle India Fashion Week generates significant interest amongst consumers, the media as well as global buying majors.

Extending the celebration to consumers, Wills Lifestyle has collaborated with leading designers like Rajesh Pratap Singh, Rohit Gandhi-Rahul Khanna, Monisha Jaising and Manish Malhotra to create a special designer wear line, Wills Signature, which is being retailed through Wills Lifestyle stores.

Wills Lifestyle's 'Ramp to Racks' initiative has made designer wear accessible to a wider consumer base and provided fashion designers an opportunity to showcase their creative talent across the country through Wills Lifestyle stores.



Delighting The Consumer

Wills Lifestyle has redefined the Indian Shopping Experience. The Wills Lifestyle nationwide chain of exclusive specialty stores for both Men and Women offers the latest in fashion and a truly international shopping experience with world-class ambience, superior customer facilitation and differentiated product presentation. Wills Lifestyle symbolises ITC's commitment to create brands that enrich the quality of life for Indians, because our people and our country deserve nothing but the best.



India is going through a lifestyle revolution. Rising optimism and consumerism is leading to a boom in organised retail in the country. ITC is leveraging this upsurge in the retail market to establish a strong distribution highway for its Fashion and Lifestyle Products.

Wills Lifestyle is already available in over 200 locations through Exclusive Brand Outlets (EBOs) and 'shop-in-shops'. Similarly, John Players has rapidly established a healthy and growing retail network including over 170 exclusive John Players flagship stores and 1700 multi-brand outlets across the country.

Creating Winning Products

ITC believes in leveraging superior manufacturing technology to deliver high quality products to the consumer. ITC has established world-class garment manufacturing facilities across several locations. These facilities are powered by state-of-the-art technology, significantly reducing manufacturing lead time and cutting time to market.

Product Development and Prototyping facility that enables speedy translation of design to prototype, accelerating the product development process and enabling the Lifestyle Retailing Business to reach out to more and more consumers through premium fashion products.

ITC walks that extra mile to ensure that each fashion product is



impeccably crafted and conforms to the highest quality standards. Leveraging its competencies in product design and development, ITC delivers innovative fashion products to the consumer.

Highly trained and multi-skilled personnel ensure optimum productivity, excellent product quality and high product differentiation.

ITC strongly believes that consumer delight comes through converting fashion trends into premium products that are best suited to the taste and preferences of the Indian consumer. A state-of-the-art Design Studio harnesses some of the best creative minds working with international experts to make a definitive design trend forecast. ITC has established a world-class

A dedicated pool of specialists, aided by state-of-the-art technology, ensures that the highest quality standards are met consistently. ITC's confidence in the quality of its products is reflected in the 'No questions asked' exchange policy at the Wills Lifestyle stores.

Building Lasting Consumer Relationships

ITC strongly believes in nurturing an enduring relationship with the consumer. Club Wills, the lifestyle programme of Wills Lifestyle, takes this relationship from fine fashion to the realm of fine living. It offers a host of lifestyle and exclusive in-store privileges along with reward points. Club Wills serves as a unique platform through which the consumer experiences ITC's bouquet of premium offerings across its different businesses including exotic holiday getaways, fine dining, luxurious hotel stays, gourmet food, exclusive access to lounges and golf resorts. Personalised shopping assistants, invitations to special events, fashion makeovers and exclusive collection previews continuously create consumer delight at Wills Lifestyle.


Club WILLS
RAMESH KRISHNAMURTHY
WILLS LIFESTYLE

ITC's pool of specialists are constantly researching and enhancing the Company's understanding of consumer tastes and lifestyle preferences. Anticipating emerging needs and buying behaviour helps Wills Lifestyle craft unique marketing programmes and deliver a superior consumer experience.



Towards A Global Footprint

The dismantling of the quota regime (Multi-Fibre Agreement) in the textiles and clothing segment has opened up significant export opportunities for India. The industry is witnessing realignment in the sourcing strategies of large global retailers. Most global buyers have moved beyond the basic requirements of price, quality and efficient service to look for providers of integrated solutions.

The broad thrust of ITC's garment exports strategy, under Wills Exports, is to become a one-stop shop for premium international customers by providing world-class product design and development solutions, leveraging the in-house Design and Product Development 'Master Facility' to speedily deliver 'Concept to Reality'.



Experienced 'Design & Development' and 'Merchandising' teams imbibe international Fashion Trends and Forecasts and have access to web-based international fashion tools. The key thrust is on product innovation and differentiation. A dynamic Business Development team works continuously with overseas customers in the American and European markets to not only enhance our salience with existing customers but also focus on upgrading the customer mix.

ITC's bulk manufacturing capacities are being augmented to offer a portfolio of products encompassing formal, casual and fashion wear for men and women. The garments are manufactured in state-of-the-art production facilities with unflinching commitment to quality leading to 'Zero Defect' products. These facilities are geared to service demand-activated manufacturing. All factories comply with international social and EHS norms.

BOARD OF DIRECTORS

Chairman

Yogesh Chander Deveshwar

Executive Directors

Sahibzada Syed Habib-ur-Rehman
Anup Singh
Krishnamoorthy Vaidyanath

Non-Executive Directors

John Patrick Daly
Charles Richard Green
Serajul Haq Khan
Sunil Behari Mathur
Dinesh Kumar Mehrotra
Pillappakkam Bahukutumbi Ramanujam
Basudeb Sen
Ram S Tarneja
Balakrishnan Vijayaraghavan

BOARD COMMITTEES

Audit Committee

P B Ramanujam	Chairman
S B Mathur	Member
B Vijayaraghavan	Member
K Vaidyanath (Director responsible for the Finance Function)	Invitee
S Basu (Head of Internal Audit)	Invitee
Representative of the Statutory Auditors	Invitee
B B Chatterjee	Secretary

Compensation Committee

B Sen	Chairman
J P Daly	Member
C R Green	Member
S B Mathur	Member
Ram S Tarneja	Member

Investor Services Committee

B Sen	Chairman
P B Ramanujam	Member
A Singh	Member
B B Chatterjee	Secretary

Nominations Committee

Y C Deveshwar	Chairman
J P Daly	Member
C R Green	Member
S H Khan	Member
S B Mathur	Member
D K Mehrotra	Member
P B Ramanujam	Member
B Sen	Member
Ram S Tarneja	Member
B Vijayaraghavan	Member

CORPORATE MANAGEMENT COMMITTEE

Directors

Y C Deveshwar	Chairman
S S H Rehman	Member
A Singh	Member
K Vaidyanath	Member

Executives

K S Vaidyanathan	Member
R G Jacob	Invitee
A Nayak	Invitee
R Srinivasan	Invitee
B B Chatterjee	Secretary

Executive Vice President & Company Secretary

Biswa Behari Chatterjee

General Counsel

Kannadiputhur Sundararaman Suresh

Investor Service Centre

37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 6426/2288 0034
Fax : 033-2288 2358
e-mail : isc@itc.in

Auditors

A F Ferguson & Co.
Chartered Accountants, Kolkata

Registered Office

Virginia House
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 9371
ITC corporate website : www.itcportal.com

YOUR DIRECTORS

Y. C. Deveshwar

Y. C. Deveshwar, an engineering graduate from the Indian Institute of Technology, Delhi joined ITC Limited in 1968. He was appointed a Director on the Board of the Company in 1984 and became the Chief Executive and Chairman of the Board on January 1, 1996. Between 1991 and 1994, he led Air India as Chairman and Managing Director.

Under his leadership, ITC's Sustainability efforts were given shape through unique business models. ITC became the first Indian company to publish its Sustainability Report, 2004 in accordance with the guidelines of the Global Reporting Initiative. For the efforts at creating sustainable livelihood opportunities, ITC also won the inaugural World Business Award instituted jointly by the United Nations Development Programme, International Chamber of Commerce and the HRH Prince of Wales International Business Leaders Forum. ITC's 'e-Choupal', a digital infrastructure initiative to empower marginal farmers in India, is taught as a case study at the Harvard Business School. This initiative won the Development Gateway Award at Beijing in September 2005 and the Stockholm Challenge Award in May 2006.

Deveshwar is the Past President of the Confederation of Indian Industry. He is also a member of the Board of Governors of the Indian School of Business and the immediate past Chairman of the Society and Board of Governors of the Indian Institute of Management, Calcutta. He also serves on the National Executive Committees of some of India's premier trade and industry bodies.

Amongst several awards and recognitions during his distinguished career, Deveshwar has been honoured with the Business Person of the Year Award by the UK Trade & Investment by His Royal Highness Prince Andrew, the Duke of York, in 2006. In January 2006, he was inducted to the prestigious Hall of Pride at the Indian Science Congress. He was also named Manager Entrepreneur of the Year 2001 by Ernst & Young.

Other Directorships

Name of the Company	Position
Surya Nepal Private Limited*	Chairman & Director
HT Media Limited	Director
Woodlands Medical Centre Limited	Director
West Bengal Industrial Development Corporation Limited	Director

Committee Membership of other Companies: Nil

S. S. H. Rehman

S. S. H. Rehman was appointed a Director on the Board of ITC on November 21, 1997. He began his career with the Indian Army, moving over to the hospitality industry in 1975 and joining ITC in 1979. Since then Rehman has been General Manager of Welcomgroup's premier hotels across India as also its Regional Director, Vice President-Operations and President. Rehman was appointed Managing Director of the erstwhile ITC Hotels Limited in 1994 and continued in that position till July 2003. He is currently in charge of the Hotels, Travel & Tourism and Foods businesses of the Company.

Other Directorships

Name of the Company	Position
International Travel House Limited	Chairman & Director
Landbase India Limited	Chairman & Director
Fortune Park Hotels Limited	Chairman & Director
Gujarat Hotels Limited	Chairman & Director
Srinivasa Resorts Limited	Vice Chairman & Director
Maharaja Heritage Resorts Limited	Director
Tourism Finance Corporation of India Limited	Director
Mumbai International Convention & Exhibition Centre Limited	Director

Committee Membership of other Companies: Nil

Anup Singh

Anup Singh was appointed a Director on the Board of ITC on November 21, 1997. He joined ITC in 1968 after receiving a Bachelor's degree in Electrical Engineering from IIT, Kharagpur. He was a key participant in the Company's major strategic initiative in the mid-seventies to implement the concept of 'Management by Objectives (MBO)'.

Singh has had a long stint in ITC's Cigarette business, including heading it as the Chief Executive. He has also been the Chief Executive of the erstwhile Specialty Papers Division. He is currently in charge of the Cigarettes, Information Technology and Lifestyle Retailing businesses of the Company.

He is the past President of the Indian Chamber of Commerce. He is also a Director of The Tobacco Institute of India.

Other Directorships

Name of the Company	Position
ITC Infotech India Limited	Chairman & Director
ITC Infotech Limited, UK*	Chairman & Director
ITC Infotech (USA), Inc.*	Chairman & Director
Asia Tobacco Company Limited	Chairman & Director
Surya Nepal Private Limited*	Director

Committee Membership of other Companies: Nil

K. Vaidyanath

K. Vaidyanath was inducted into the ITC Board on January 17, 2001. He holds responsibility for the Company's Finance and IT functions, its investment subsidiary, Agri Business and Corporate Communications. Before his elevation to the Board, he was the Company's Chief Financial Officer.

An MBA from XLRI, Jamshedpur, Vaidyanath has been with ITC for the past 31 years. He has held various positions in the Company's Finance function including that of Head of Finance of ITC's Packaging, Hotels and International Businesses. He has also been Head of Corporate Planning & Treasury, as well as Internal Audit.

Vaidyanath is a Committee member of The Bengal Chamber of Commerce and Industry. He was adjudged one of the best CFOs in the country in a survey conducted by Business Today magazine in 2005.

Other Directorships

Name of the Company	Position
Russell Credit Limited	Chairman & Director
Gold Flake Corporation Limited	Chairman & Director
Wills Corporation Limited	Chairman & Director
Greenacre Holdings Limited	Chairman & Director
ITC Infotech India Limited	Director
Classic Infrastructure & Development Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Russell Credit Limited	Audit Committee	Chairman
Gold Flake Corporation Limited	Audit Committee	Chairman
Greenacre Holdings Limited	Audit Committee	Chairman
ITC Infotech India Limited	Audit Committee	Member

J. P. Daly

J. P. Daly joined the ITC Board as a representative of BAT on January 21, 2005. His academic qualifications include a Master of Business Administration from the University College Dublin and a Diploma in Marketing from the Institute of Marketing, UK. Daly was appointed Director - Asia Pacific, BAT in October 2004. He has occupied senior positions for nearly 20 years in the tobacco and pharmaceutical industries. Prior to the merger of British American Tobacco and Rothmans International in 1999, Daly was the Strategic Planning Director - EU, in Rothmans Europe and the Managing Director - Japan and Korea in Rothmans Asia. After the completion of the merger, he was appointed Regional Manager - Middle East, South & Central Asia and then as Area Director - Middle East.

Other Directorships

Name of the Company	Position
British-American Tobacco Middle East FZ-LLC*	Director
British American Tobacco (Australasia Holdings) Pty. Limited*	Director

Committee Membership of other Companies: Nil

C. R. Green

C. R. Green has represented BAT on the ITC Board from April 16, 1999. He joined BAT in 1993 after a long and distinguished career in the oil industry. He has spent over 18 years with Texaco, the US oil major in a variety of roles including Director of Texaco, Brazil and its Regional Manager for Latin America.

In the tobacco industry, Green has worked with Brown & Williamson, where he was Vice President for Latin America, Middle East & Africa and President for Japan. He became BAT's Area Director for Southern Europe in 1998. A year later, he assumed charge as BAT's Regional Director for the Middle East, South and Central Asia region. He retired from BAT on April 1, 2002.

Other Directorships

Name of the Company	Position
Alliance One International Inc.*	Director

Committee Membership of other Companies: Nil

S. H. Khan

S. H. Khan joined the ITC Board as a Non-Executive Independent Director on October 30, 2006. Khan is the former Chairman and Managing Director of Industrial Development Bank of India (IDBI). He holds a Master's Degree in Commerce and is a university Gold Medalist. He is an alumnus of International Management Development Institute, Lausanne.

He started his professional career with RBI and after serving it for a few years moved over to IDBI in 1966. He served IDBI in various capacities and retired as its Chairman and Managing Director in 1998. During his tenure as Chairman, IDBI made impressive growth in its lending operations and other support services to Indian industry. He was instrumental in expanding its activities to several new areas like commercial banking, asset management and stock broking. He played a significant role in the promotion of two premier capital market institutions viz., NSE and NSDL and guided their operations for 5 years as their first Chairman. He was also involved in the promotion of the rating agency, CARE and served as its Chairman for 10 years. He served as a member of several committees / working groups set up by the Government of India / RBI on matters connected with the Indian industry and financial system. The recommendations of the Working Group set up by RBI in 1988, of which he was Chairman, formed the basis for conversion of DFIs like ICICI and IDBI into commercial banks.

Khan in his capacity as IDBI Chairman has served on the Boards of a number of important institutions such as UTI, LIC, GIC, IFCI, Exim Bank, Deposit Insurance Corporation, Indian Airlines and Air India. Currently he serves as an Independent Director on the Boards of several companies. He is also a member of the Governing Board of Indian Institute of Management, Indore.

Other Directorships

Name of the Company	Position
Bajaj Auto Limited	Director
The Shipping Corporation of India Limited	Director
National Stock Exchange of India Limited	Director
Infrastructure Development Finance Company Limited	Director
Great Eastern Energy Corporation Limited	Director
Bajaj Allianz Life Insurance Company Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
The Shipping Corporation of India Limited	Audit Committee	Chairman
Infrastructure Development Finance Company Limited	Audit Committee	Chairman
	Investors Grievance Committee	Chairman
Bajaj Auto Limited	Audit Committee	Chairman
	Investors Grievance Committee	Member
National Stock Exchange of India Limited	Audit Committee	Member
Great Eastern Energy Corporation Limited	Audit Committee	Member

S. B. Mathur

S. B. Mathur joined the ITC Board as a representative of the Life Insurance Corporation of India (LIC) on July 29, 2005.

A qualified Chartered Accountant, Mathur retired from LIC in October 2004 as its Chairman. Subsequently, the Government of India appointed him the Administrator of the Specified Undertaking of the Unit Trust of India in December 2004.

Mathur took over as Chairman of LIC at a time when the insurance sector had just opened up. Under his leadership, LIC successfully rose to the challenges of a competitive environment by enhancing product offerings.

He joined LIC in 1967 as a Direct Recruit Officer and rose to the rank of Chairman. He held various positions in LIC including Senior Divisional Manager of Gwalior Division, Chief of Corporate Planning, General Manager of LIC (International) E.C., Zonal Manager in charge of Western Zone and Executive Director.

Mathur is also a member of the Board of Trustees of Stressed Assets Stabilisation Fund, IDBI.

Other Directorships

Name of the Company	Position
National Stock Exchange of India Limited	Non-Executive Chairman
UTI Technology Services Limited	Chairman & Director
UTI Infrastructure & Services Limited	Chairman & Director
EID Parry (India) Limited	Director
Grasim Industries Limited	Director
Havell's India Limited	Director

Name of the Company	Position
Infrastructure Leasing & Financial Services Limited	Director
National Collateral Management Services Limited	Director
UTI Bank Limited	Director
Indian Railway Catering and Tourism Corporation Limited	Director
Housing Development and Infrastructure India Limited	Director
IDFC Trustee Company Limited	Director
Universal Sompo General Insurance Company Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
UTI Infrastructure & Services Limited	Audit Committee	Chairman
Havell's India Limited	Audit Committee	Member

D. K. Mehrotra

D. K. Mehrotra joined the ITC Board as a representative of the Specified Undertaking of the Unit Trust of India on May 26, 2006. He is currently the Managing Director of the Life Insurance Corporation of India (LIC). He joined LIC as a Direct Recruit Officer in 1977.

Born in 1953, Mehrotra is an Honours Graduate in Science from the Patna University. In an illustrious career spanning 29 years, Mehrotra has held various important positions spanning three Zones and the Corporate office of LIC. He was Executive Director (International Operations) before being appointed Managing Director.

Mehrotra has attended several important knowledge forums in India and abroad. He is associated with the apex training institutes of insurance in India, like the National Insurance Academy and the Insurance Institute of India. He is also a member of the Supervisory Board of India Advantage Funds I & II of the ICICI Venture Funds Management Company Limited.

Other Directorships

Name of the Company	Position
ACC Limited	Director
Infrastructure Leasing & Financial Services Limited	Director
LIC (Lanka) Limited*	Director
LIC (Mauritius) Offshore Limited*	Director
LIC (International) B.S.C.(C)*	Director

Committee Membership of other Companies: Nil

P. B. Ramanujam

P. B. Ramanujam has represented the General Insurance Corporation of India (GIC) and its erstwhile subsidiaries on the Board of ITC since October 30, 1998. A qualified Chartered Accountant, Ramanujam has held several responsibilities in GIC covering finance, accounts / investments, reinsurance, information technology etc. He was General Manager and Director with the National Insurance Company Limited and the Managing Director of GIC till July 31, 2004.

Ramanujam has served as a faculty member at the National Insurance Academy, Pune. He is a guest faculty at the Institute of Financial & Management Research, Chennai in the area of risk management & insurance. He was also the Chairman of the committee appointed by the interim Insurance Regulatory Authority (IRA) for prescribing norms, rules and regulations in the area of finance. He has also been a member of two other IRA committees on technical issues and investment matters, and Insurance Regulatory Information System. He was a member of FICCI's Reinsurance Sub-Committee as also of the Insurance Tariff Advisory Committee of Insurance Regulatory and Development Authority. He is a member of the Educational Advisory Council of the School of Management, SRM University, Tamil Nadu.

Other Directorships

Name of the Company	Position
Nicco Corporation Limited	Director
BOC India Limited	Director

Committee Membership of other Companies: Nil

Basudeb Sen

Basudeb Sen has been on the Board of ITC since March 23, 1995, first as a nominee and then as a representative of the Unit Trust of India (UTI), and from July 28, 2000 in his individual capacity. Sen has over 32 years of management experience in different areas of commercial banking, development banking and investment management. He is an M.A. in Economics and a Ph.D. from Indian Statistical Institute, besides being an alumnus of the Harvard Business School. He has contributed several articles in academic / professional journals and financial papers on a wide range of issues related to management, economics, banking, financial markets and energy.

He has served as Chairman and Managing Director of the Industrial Investment Bank of India Limited and as Executive Director of UTI. He has managed critical business responsibilities in various areas including strategic planning, risk management system, investment portfolio management and fund marketing and credit & project appraisal.

In the last two decades, Sen has served as Chairman and / or Member of various working groups / committees set up by SEBI, RBI, Indian financial institutions and industry associations on such issues as consortium lending, corporate governance, institutional disinvestment, overseas investment by mutual funds, money markets and corporate debt restructuring. He has also served on the Boards of several companies in sectors like infrastructure, engineering, petrochemicals, electronics and financial services.

Other Directorships

Name of the Company	Position
Mahanagar Gas Limited	Director
Gujarat NRE Coke Limited	Director
South Asian Petrochem Limited	Director
Srei Venture Capital Limited	Director
Sumedha Fiscal Services Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Mahanagar Gas Limited	Audit Commitee	Chairman
Gujarat NRE Coke Limited	Audit Committee	Member
South Asian Petrochem Limited	Shareholders' Grievance Committee	Member
	Audit Committee	Member

Ram S. Tarneja

Ram S. Tarneja joined the ITC Board as a Non-Executive Independent Director on November 25, 1996. His present Chairmanships include, among others, that of Jolly Board Limited, Nissin ABC Logistics Private Limited and the Pan Asian Management & Rural Research Organisation.

Tarneja was Managing Director - Bennett, Coleman & Co. Limited until May 1991 and continues to be on the Board of that company. Tarneja is past President of Indian Merchants Chamber, All India Management Association, Indian Newspaper Society, Indian Institute of Personnel Management, Asian Association of Management Organisations and others. He is currently on the Boards of National Bank for Agriculture and Rural Development and Engineering Projects (India) Limited (a Public Sector Undertaking) as also a member of the Board of Trustees of the Employees Provident Fund Organisation.

Other Directorships

Name of the Company	Position
Jolly Board Limited	Chairman & Director
Nesco Limited	Director
Housing Development Finance Corporation Limited	Director
Bennett, Coleman & Co. Limited	Director
Bharat Gears Limited	Director
Transcorp International Limited	Director
Otis Elevator Company (India) Limited	Director
Phillips Carbon Black Limited	Director
Gati Limited	Director
Phoenix Township Limited	Director
SOWiL Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Housing Development Finance Corporation Limited	Shareholders / Investors Grievance Committee	Chairman
Bennett, Coleman & Co. Limited	Audit Committee	Chairman
Bharat Gears Limited	Audit Committee	Member
Transcorp International Limited	Audit Committee	Member
Otis Elevator Company (India) Limited	Audit Committee	Member
Gati Limited	Audit Committee	Member

B. Vijayaraghavan

B. Vijayaraghavan joined the ITC Board as a Non-Executive Independent Director on November 25, 1996. Vijayaraghavan was in the Indian Administrative Service from 1957 to 1993, when he retired in the rank of Chief Secretary to the Government of Tamil Nadu. He has served as Secretary to the Tamil Nadu Government in the Public Works, Forests & Fisheries, Prohibition & Excise and Home departments. He has been the Chairman of the Tamil Nadu Electricity Board, Member - Board of Revenue and Commissioner of Commercial Taxes, Tamil Nadu, Chairman and President - Tuticorin Alkali Chemicals and Fertilisers Limited, Chairman and Managing Director - State Industries Promotion Corporation of Tamil Nadu and Vigilance Commissioner and Commissioner for Administrative Reforms, Tamil Nadu.

After his retirement from Government service, Vijayaraghavan was a Member of the Syndicates of Alagappa University and Bharathidasan University, Member of the Governing Council, Salim Ali Centre for Ornithology and Natural History and Member of the Committee for Economic Reforms, Jammu and Kashmir and a Trustee of the Indian Bank Mutual Fund. Vijayaraghavan is currently Chairman, Chennai Snake Park Trust. He does not hold directorship or committee membership of any other company.

Notes:

1. *Other Directorships and Committee Memberships of Directors are as on 31st March, 2007.*
2. *Other Directorships exclude Directorship in Indian Private Limited Companies, Membership of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorship.*
3. *Committee Memberships are in respect of Audit Committee and Investors Grievance Committee of Indian Public Limited Companies.*

* *Denotes Foreign Company*

REPORT ON CORPORATE GOVERNANCE

The Directors present the Company's Report on Corporate Governance.

ITC Limited has been one of the frontrunners in India to have put in place a formalised system of Corporate Governance.

THE COMPANY'S GOVERNANCE PHILOSOPHY

ITC defines Corporate Governance as a systemic process by which companies are directed and controlled to enhance their wealth-generating capacity. Since large corporations employ a vast quantum of societal resources, ITC believes that the governance process should ensure that these resources are utilised in a manner that meets stakeholders' aspirations and societal expectations. This belief is reflected in the Company's deep commitment to contribute to the "triple bottom line", namely the development, nurture and regeneration of the nation's economic, social and environmental capital.

ITC's Corporate Governance structure, systems and processes are based on two core principles:

(i) Management must have the executive freedom to drive the enterprise forward without undue restraints, and

(ii) This freedom of management should be exercised within a framework of effective accountability.

ITC believes that any meaningful policy on Corporate Governance must empower the executive management of the Company. At the same time, Governance must create a mechanism of checks and balances to ensure that the decision-making powers vested in the executive management are used with care and responsibility to meet stakeholders' aspirations and societal expectations.

From this definition and core principles of Corporate Governance emerge the cornerstones of ITC's governance philosophy, namely trusteeship, transparency, empowerment and accountability, control and ethical corporate citizenship. ITC believes that the practice of each of these creates the right corporate culture that fulfils the true purpose of Corporate Governance.

Trusteeship recognises that large corporations, which represent a coalition of interests, namely those of the shareholders, other providers of capital, business associates and employees, have both an economic and a social purpose, thereby casting the responsibility on the Board of Directors to protect and enhance shareholder value, as well as fulfil obligations to other stakeholders. Inherent in the concept of trusteeship is the responsibility to ensure equity, namely, that the rights of all shareholders, large or small, are protected.

Transparency means explaining the Company's policies and actions to those to whom it has responsibilities. Externally, this means maximum appropriate disclosures without jeopardising the Company's strategic interests and internally, this means openness in the Company's relationship with its employees and in the conduct of its business. ITC believes transparency enhances accountability.

Empowerment is a process of unleashing creativity and innovation throughout the organisation by truly vesting decision-making powers at the most appropriate levels and as close to the scene of action as feasible, thereby helping actualise the potential of its employees. Empowerment is an essential concomitant of ITC's first core principle of governance that management must have the freedom to drive the enterprise forward. ITC believes that empowerment combined with accountability provides an impetus to performance and improves effectiveness, thereby enhancing shareholder value.

Control ensures that freedom of management is exercised within a framework of checks and balances and is designed to prevent misuse of power, facilitate timely management of change and ensure effective management of risks. ITC believes that control is a necessary concomitant of its second core principle of governance that the freedom of management should be exercised within a framework of appropriate checks and balances.

Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the organisation, as well as in external relationships. ITC believes that unethical behaviour corrupts organisational culture and undermines stakeholder value. Governance processes in ITC continuously reinforce and help realise the Company's belief in ethical corporate citizenship.

THE GOVERNANCE STRUCTURE

The practice of Corporate Governance in ITC is at three interlinked levels:

i. Strategic supervision - by the Board of Directors

ii. Strategic management - by the Corporate Management Committee

iii. Executive management - by the Divisional / Strategic Business Unit (SBU) Chief Executive assisted by the respective Divisional / SBU Management Committee.

The three-tier governance structure ensures that:

(a) Strategic supervision (on behalf of the shareholders), being free from involvement in the task of strategic management of the Company, can be conducted by the Board with objectivity, thereby sharpening accountability of management;

(b) Strategic management of the Company, uncluttered by the day-to-day tasks of executive management, remains focused and energised; and

(c) Executive management of a Division or Business, free from collective strategic responsibilities for ITC as a whole, focuses on enhancing the quality, efficiency and effectiveness of the business.

The core roles of the key entities flow from this structure. The core roles, in turn, determine the core responsibilities of each entity. In order to discharge such responsibilities, each entity is empowered formally with requisite powers.

The structure, processes and practices of governance enable focus on the Corporate purpose while simultaneously facilitating effective management of the wider portfolio of businesses.

The Governance Document that sets out the structure, policies and practices of governance of the various entities within the organisation is available on the Company's corporate website www.itcportal.com for general information.

ROLES OF VARIOUS ENTITIES

Board of Directors (Board): The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic supervision of ITC, its wholly owned subsidiaries and their wholly owned subsidiaries. As trustees, the Board ensures that the Company has clear goals relating to shareholder value and its growth. The Board sets strategic goals and seeks accountability for their fulfilment. The Board also provides direction and exercises appropriate control to ensure that the Company is managed in a manner that fulfils stakeholders' aspirations and societal expectations. The Board, as part and parcel of its functioning, also periodically reviews its role.

Corporate Management Committee (CMC): The primary role of the CMC is strategic management of the Company's businesses within Board approved direction / framework. The CMC operates under the strategic supervision and control of the Board.

Chairman: The Chairman of ITC is the Chief Executive of the Company. He is the Chairman of the Board and the CMC. His primary role is to provide leadership to the Board and the CMC for realising Company goals in accordance with the charter approved by the Board. He is responsible, inter alia, for the working of the Board and the CMC, for ensuring that all relevant issues are on the agenda and for ensuring that all Directors and CMC members are enabled and encouraged to play a full part in the activities of the Board and the CMC. He keeps the Board informed on all matters of importance. He is also responsible for the balance of membership of the Board, subject to Board and Shareholder approvals. He presides over General Meetings of Shareholders.

Divisional Management Committee (DMC) / SBU Management Committee (SBU MC): The primary role of the DMC / SBU MC is executive management of the Divisional / SBU business to realise tactical and strategic objectives in accordance with Board approved plan.

Executive Director: The Executive Directors, as members of the CMC, contribute to the strategic management of the Company's businesses within Board approved direction / framework. As Directors accountable to the Board for a business / corporate function, they assume overall responsibility for its strategic management, including its governance processes and top management effectiveness. As Directors accountable to the Board for a wholly owned subsidiary or its wholly owned subsidiary, they act as the custodians of ITC's interests and are responsible for their governance in accordance with the charter approved by the Board.

Non-Executive Director: Non-Executive Directors, including Independent Directors, play a critical role in imparting balance to the Board processes by bringing an independent judgement on issues of strategy, performance, resources, standards of Company conduct etc.

Divisional / SBU CEO: The Divisional / SBU CEO is the Chief Operating Officer for a business with executive responsibility for its day-to-day operations and provides leadership to the DMC / SBU MC in its task of executive management of the business.

BOARD OF DIRECTORS

In terms of the Company's Corporate Governance Policy, all statutory and other significant and material information are placed before the Board to enable it to discharge its responsibility of strategic supervision of the Company as trustees of the Shareholders.

Composition

The ITC Board is a balanced Board, comprising Executive and Non-Executive Directors. The Non-Executive Directors include independent professionals. Executive Directors, including the Chairman, do not generally exceed one-third of the total strength of the Board.

The Governance Policy requires that the Non-Executive Directors be drawn from amongst eminent professionals with experience in business / finance / law / public enterprises. Directors are appointed / re-appointed with the approval of the Shareholders for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time. All Directors are liable to retire by rotation unless otherwise approved by the Shareholders. One-third of the Directors who are liable to retire by rotation, retire every year and are eligible for re-election. In terms of the Articles of Association of the Company, the strength of the Board shall not be fewer than five nor more than eighteen. The present strength of the Board is thirteen, of which four are Executive Directors.

The following is the composition of the Board as on 31st March, 2007:

Category	No. of Directors	Percentage to total no. of Directors
Executive Directors	4	31
Non-Executive Independent Directors	7	54
Other Non-Executive Directors	2	15
Total	**13**	**100**

Director	Category	No. of other Directorship(s) (*)	No. of Membership(s)/ Chairmanship(s) of Board Committees of other companies (**)
Executive Directors			
Y. C. Deveshwar	Chairman	3	Nil
S. S. H. Rehman		8	Nil
A. Singh		2	Nil
K. Vaidyanath		6	4 (including 3 as Chairman)
Non-Executive Directors			
S. H. Khan***	Independent Director	6	7 (including 4 as Chairman)
B. Sen	Independent Director	5	4 (including 1 as Chairman)
Ram S. Tarneja	Independent Director	11	6 (including 2 as Chairman)
B. Vijayaraghavan	Independent Director	Nil	Nil
S. B. Mathur	Independent Director - Representative of Life Insurance Corporation of India as Investor	13	2 (including 1 as Chairman)
P. B. Ramanujam	Independent Director - Representative of General Insurance Corporation of India and its erstwhile subsidiaries as Investor	2	Nil
D. K. Mehrotra****	Independent Director - Representative of Specified Undertaking of the Unit Trust of India as Investor	2	Nil
J. P. Daly		Nil	Nil
C. R. Green		Nil	Nil

* *Excludes Directorship in Indian Private Limited Companies, Foreign Companies, Membership of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorship.*

** *Represents Membership / Chairmanship of Audit Committee and Investors Grievance Committee of Indian Public Limited Companies.*

*** *Appointed a Director w.e.f. 30th October, 2006.*

**** *Appointed a Director w.e.f. 26th May, 2006.*

Meetings and Attendance

During the financial year ended 31st March, 2007, five meetings of the Board took place as against six, as per the Company's Governance Policy. The sixth meeting, scheduled for the last week of March, 2007, could be held only on 4th April, 2007. The intervening period between two Board meetings was well within the maximum gap of four months prescribed under Clause 49 of the Listing Agreement. The annual calendar of meetings is broadly determined at the beginning of each year.

Board Agenda

Meetings are governed by a structured agenda. The Board members, in consultation with the Chairman, may bring up any matter for the consideration of the Board. All major agenda items are backed by comprehensive background information to enable the Board to take informed decisions. Agenda papers are generally circulated seven working days prior to the Board meeting.

Information placed before the Board

Apart from the items that are required to be placed before the Board for its approval, both under the statutes and the Governance Policy, the following are also tabled for the Board's periodic review / information:

- Quarterly performance against plan, including business-wise financials in respect of revenue, profits, cash flow, balance sheet, investments and capex.
- Half-Yearly summary of all long-term borrowings made, bank guarantees issued and investments made.
- Treasury Policy, both domestic & forex, as and when changes take place.
- Internal Audit findings and External Audit Management Reports (through the Audit Committee).
- Status of safety, security and legal compliance.
- Status of business risk exposures, its management and related action plans.
- Company's management development processes and succession of senior management (through the Nominations Committee).
- Show Cause, demand, prosecution and adjudication notices, if any, from revenue authorities which are considered materially important, including any exposure that exceeds 1% of the Company's net worth, and their outcome.
- Default, if any, in payment of interest and repayment of principal on any public deposit, dues to any major creditor or Financial Institution.
- Product liability claims of a substantial nature, if any.
- Information on strikes, lockouts, retrenchment, fatal accidents etc., if any.
- Significant court judgement or order passing strictures, if any, on the conduct of the Company or a subsidiary of the Company or any employee, which could negatively impact the Company's image.
- Terms of reference of Board Committees.
- Policy on Shareholder Disclosures.
- Incident of theft / fraud / dishonesty of a significant nature, if any.
- Write-offs / disposals (fixed assets, inventories, receivables, advances etc.) on a half-yearly basis.

Post-meeting follow-up system

The Governance processes in the Company include an effective post-meeting follow-up, review and reporting process for action taken / pending on decisions of the Board, the Board Committees, the Corporate Management Committee and the Divisional / SBU Management Committees.

Details of Board Meetings during the financial year

During the financial year ended 31st March, 2007, five meetings of the Board were held, as follows:

Sl. No.	Date	Board Strength	No. of Directors present
1	26th May, 2006	12	11
2	21st July, 2006	12	11
3	21st July, 2006	12	11
4	30th October, 2006	13	11
5	31st January, 2007	13	11

Attendance at Board Meetings and at Annual General Meeting (AGM) during the financial year

Director	No. of Board Meetings attended	Attendance at last AGM
Y. C. Deveshwar	5	Yes
S. S. H. Rehman	5	Yes
A. Singh	5	Yes
K. Vaidyanath	5	Yes
J. P. Daly	3	Yes
C. R. Green	3	No
S. H. Khan*	1	NA
S. B. Mathur	5	Yes
D. K. Mehrotra**	3	Yes
P. B. Ramanujam	5	Yes
B. Sen	5	Yes
Ram S. Tarneja	5	Yes
T. S. Vijayan***	NA	NA
B. Vijayaraghavan	5	Yes

* *Appointed a Director w.e.f. 30th October, 2006.*

** *Appointed a Director w.e.f. 26th May, 2006.*

*** *Ceased to be a Director w.e.f. 26th May, 2006.*

COMMITTEES OF THE BOARD

Currently, there are four Board Committees – the Audit Committee, the Compensation Committee, the Investor Services Committee and the Nominations Committee. The terms of reference of the Board Committees are determined by the Board from time to time. Meetings of each Board Committee are convened by the respective Committee Chairman. Signed minutes of Board Committee meetings are placed for the information of the Board. Matters requiring the Board's attention / approval are generally placed in the form of notes to the Board from the respective Committee Chairman. The role and composition of these Committees, including the number of meetings held during the financial year and the related attendance, are provided below.

I. AUDIT COMMITTEE

The Audit Committee of the Board, inter alia, provides reassurance to the Board on the existence of an effective internal control environment that ensures:

- efficiency and effectiveness of operations, both domestic and overseas;
- safeguarding of assets and adequacy of provisions for all liabilities;
- reliability of financial and other management information and adequacy of disclosures;
- compliance with all relevant statutes.

The Audit Committee is empowered, pursuant to its terms of reference, inter alia, to:

- investigate any activity within its terms of reference and to seek any information it requires from any employee;
- obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.

The role of the Committee includes the following:

(a) Overseeing the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible;

(b) Recommending the appointment and removal of external auditors, fixation of audit fee and approval of payment of fees for any other services rendered by the auditors;

(c) Reviewing with the management the financial statements before submission to the Board, focusing primarily on:

- Any changes in accounting policies and practices
- Major accounting entries based on exercise of judgement by management
- Qualifications in draft audit report
- Significant adjustments arising out of audit
- The going concern assumption
- Compliance with Accounting Standards
- Compliance with Stock Exchange and legal requirements concerning financial statements
- Related party transactions;

(d) Reviewing with the management, external and internal auditors, the adequacy of internal control systems and the Company's statement on the same prior to endorsement by the Board;

(e) Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

(f) Reviewing reports of internal audit and discussion with internal auditors on any significant findings and follow-up thereon;

(g) Reviewing the findings of any internal investigations by the internal auditors and the executive management's response on matters where there is suspected fraud or irregularity or failure of internal control systems of a material nature and reporting the matter to the Board;

(h) Discussion with the external auditors, before the audit commences, on nature and scope of audit, as well as after conclusion of the audit, to ascertain any areas of concern and review the comments contained in their management letter;

(i) Reviewing the Company's financial and risk management policies;

(j) Looking into the reasons for substantial defaults, if any, in payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors;

(k) Considering such other matters as may be required by the Board;

(l) Reviewing any other areas which may be specified as role of the Audit Committee under the Listing Agreement, Companies Act and other statutes, as amended from time to time.

Composition

The Audit Committee comprised three Non-Executive Directors, all of whom are Independent Directors. The Director responsible for the Finance function, the Head of Internal Audit and the representative of the Statutory Auditors are Invitees to the Audit Committee. The Head of Internal Audit is the Co-ordinator and the Company Secretary is the Secretary to the Committee. The representative of the Cost Auditors is invited to meetings of the Audit Committee whenever matters relating to cost audit are considered. All members of the Committee are financially literate; two members, including the Chairman of the Committee, have accounting and financial management expertise.

The names of the members of the Audit Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Audit Committee Meetings during the financial year

During the financial year ended 31st March, 2007, nine meetings of the Audit Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	15th May, 2006	3	3
2	26th May, 2006	3	3
3	29th June, 2006	3	3
4	21st July, 2006	3	3
5	5th October, 2006	3	3
6	30th October, 2006	3	3
7	26th November, 2006	3	3
8	31st January, 2007	3	3
9	28th March, 2007	3	3

Attendance at Audit Committee Meetings during the financial year

Director	No. of meetings attended
P. B. Ramanujam	9
S. B. Mathur	9
B. Vijayaraghavan	9

II. REMUNERATION COMMITTEE

The Remuneration Committee of the Board, under the nomenclature 'Compensation Committee', inter alia, recommends to the Board the compensation terms of Executive Directors and the seniormost level of management immediately below the Executive Directors. This Committee also has the responsibility for administering the Employee Stock Option Scheme of the Company.

Composition

The Compensation Committee comprised five Non-Executive Directors, three of whom are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Compensation Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Compensation Committee Meetings during the financial year

During the financial year ended 31st March, 2007, three meetings of the Compensation Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	25th & 26th May, 2006	5	4
2	21st July, 2006	5	4
3	29th & 30th October, 2006	5	5

Attendance at Compensation Committee Meetings during the financial year

Director	No. of meetings attended
B. Sen	3
J. P. Daly	2
C. R. Green	2
S. B. Mathur	3
Ram S. Tarneja	3

Remuneration Policy

ITC's remuneration strategy aims at attracting and retaining high calibre talent. The remuneration policy, therefore, is market-led and takes into account the competitive circumstance of each business so as to attract and retain quality talent and leverage performance significantly.

Remuneration of Directors

Remuneration of Executive Directors is determined by the Compensation Committee comprising only Non-Executive Directors. The recommendations of the Compensation Committee are considered and approved by the Board subject to the approval of the Shareholders. The Chairman and Executive Directors are entitled to Performance Bonus for each financial year up to a maximum of 100% and 85% of their consolidated salary, respectively, subject to the approval of the Shareholders, and as may be determined by the Board on the recommendation of the Compensation Committee.

Non-Executive Directors are entitled to remuneration by way of commission for each financial year, up to a maximum of Rs.4,00,000/- individually, as approved by the Shareholders. Non-Executive Directors' commission is determined by the Board based, inter alia, on the Company's performance and regulatory provisions. Such commission is payable on a uniform basis to reinforce the principle of collective responsibility. Non-Executive Directors are also entitled to sitting fees for attending meetings of the Board and Committees thereof, the limits for which have been approved by the Shareholders. The sitting fees, as determined by the Board, are presently Rs.15,000/-, Rs.10,000/- and Rs.5,000/- for each meeting of the Board, Audit Committee and other Board Committees, respectively. Non-Executive Directors are also entitled to coverage under Personal Accident Insurance.

Details of Remuneration of the Directors for the financial year ended 31st March, 2007

(Rs. in Lakhs)

Director	Consolidated Salary	Perquisites and other Benefits	Performance Bonus / Commission	Sitting Fees	Total
Y. C. Deveshwar	204.00	28.51	204.00	—	436.51
S. S. H. Rehman	94.50	21.10	80.33	—	195.93
A. Singh	94.50	15.80	80.33	—	190.63
K. Vaidyanath	79.50	12.84	67.58	—	159.92
J. P. Daly	—	—	4.00 *	—@	4.00
C. R. Green	—	—	4.00 *	—@	4.00
S. H. Khan**	—	—	1.68	0.15	1.83
S. B. Mathur	—	—	4.00 *	1.85	5.85
D. K. Mehrotra***	—	—	3.40 *	0.45 *	3.85
P. B. Ramanujam	—	—	4.00 *	2.15	6.15
B. Sen	—	—	4.00	2.55	6.55
Ram S. Tarneja	—	—	4.00	0.95	4.95
T. S. Vijayan+	—	—	0.60 *	—	0.60
B. Vijayaraghavan	—	—	4.00	1.70	5.70

@ *Waived entitlement to sitting fees.*

* *Payable to the Institution / Company the Director represents.*

** *Appointed a Director w.e.f. 30th October, 2006.*

*** *Appointed a Director w.e.f. 26th May, 2006.*

\+ *Ceased to be a Director w.e.f. 26th May, 2006.*

Note: *Disclosure with respect to Non-Executive Directors – Pecuniary relationship : None.*

Employee Stock Option Scheme

The Company granted 60,95,625 Options during the financial year to the eligible employees of the Company and some of its subsidiary companies.

Each Option entitles the holder thereof to apply for and be allotted ten Ordinary Shares of the Company of Re.1/- each upon payment of the exercise price during the exercise period. The exercise period commences from the date of vesting of the Options and expires at the end of five years from the date of grant of the Options.

Exercise of Options is permitted during the period from the 1st to the 10th day of each month, except from April to August during which period exercise is permitted from 21st June to 10th August.

The vesting period for conversion of Options is as follows:

On completion of 12 months from the date of grant of the Options	: 30% vests
On completion of 24 months from the date of grant of the Options	: 30% vests
On completion of 36 months from the date of grant of the Options	: 40% vests

Shares and Options of Directors

Director	No. of Ordinary Shares of Re.1/- each held singly and / or jointly as on 31st March, 2007	No. of Options granted during the financial year
Y. C. Deveshwar	11,62,575	1,50,000
S. S. H. Rehman	1,09,925	75,000
A. Singh	3,08,164	75,000
K. Vaidyanath	2,88,890	75,000
J. P. Daly	Nil	Nil
C. R. Green	Nil	Nil
S. H. Khan	Nil	Nil
S. B. Mathur	500	10,000 *
D. K. Mehrotra	Nil	Nil
P. B. Ramanujam	Nil	10,000 *
B. Sen	1,90,600	10,000
Ram S. Tarneja	3,76,020	10,000
B. Vijayaraghavan	1,11,300	10,000

* *Not accepted*

Note: The Options were granted at the 'market price' as defined under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

Service Contracts, Severance Fee and Notice Period

The appointment of the Executive Directors is governed by resolutions passed by the Board and the Shareholders of the Company, which cover the terms and conditions of such appointment read with the service rules of the Company. A separate Service Contract is not entered into by the Company with those elevated to the Board from the management cadre, since they already have a Service Contract with the Company.

There is no separate provision for payment of severance fee under the resolutions governing the appointment of Executive Directors who have all been drawn from amongst the management cadre. The statutory provisions will however apply. In terms of the Articles of Association of the Company, a notice of one month is required to be given by a Director seeking to vacate office and the resignation takes effect upon the expiration of such notice or its earlier acceptance by the Board.

III. INVESTORS GRIEVANCE COMMITTEE

The Investors Grievance Committee of the Board, under the nomenclature 'Investor Services Committee', oversees redressal of shareholder and investor grievances, and approves sub-division / transmission of shares, issue of duplicate share certificates etc.

Composition

The Investor Services Committee comprised three Directors, two of whom are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Investor Services Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Investor Services Committee Meetings during the financial year

During the financial year ended 31st March, 2007, thirty-three meetings of the Investor

Services Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	13th April, 2006	3	2
2	19th April, 2006	3	2
3	2nd May, 2006	3	2
4	8th May, 2006	3	3
5	15th May, 2006	3	3
6	26th May, 2006	3	3
7	12th June, 2006	3	2
8	19th June, 2006	3	2
9	29th June, 2006	3	3
10	6th July, 2006	3	2
11	13th July, 2006	3	2
12	25th July, 2006	3	3
13	7th August, 2006	3	2
14	14th August, 2006	3	2
15	18th August, 2006	3	2
16	5th September, 2006	3	2
17	18th September, 2006	3	2
18	27th September, 2006	3	2
19	5th October, 2006	3	2
20	16th October, 2006	3	2
21	30th October, 2006	3	3
22	6th November, 2006	3	2
23	16th November, 2006	3	2
24	28th November, 2006	3	2
25	7th December, 2006	3	2
26	13th December, 2006	3	2
27	20th December, 2006	3	2
28	9th January, 2007	3	2
29	22nd January, 2007	3	2
30	7th February, 2007	3	2
31	19th February, 2007	3	2
32	6th March, 2007	3	2
33	28th March, 2007	3	2

Attendance at Investor Services Committee Meetings during the financial year

Director	No. of meetings attended
B. Sen	32
P. B. Ramanujam	9
A. Singh	31

IV. NOMINATIONS COMMITTEE

The primary role of the Nominations Committee of the Board is to make recommendations on appointments to the Board, the Corporate Management Committee and the seniormost level of executive management below the Board. The Committee also clears succession plans for these levels.

Composition

The Nominations Committee comprised the Chairman and all the Non-Executive Directors of the Company. The Chairman of the Company is the Chairman of the Committee.

The names of the members of the Nominations Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Nominations Committee Meetings during the financial year

During the financial year ended 31st March, 2007, one meeting of the Nominations Committee was held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	26th May, 2006	9	7

Attendance at Nominations Committee Meetings during the financial year

Director	No. of meetings attended
Y. C. Deveshwar	1
J. P. Daly	Nil
C. R. Green	1
S. H. Khan*	NA
S. B. Mathur	1
D. K. Mehrotra**	NA
P. B. Ramanujam	1
B. Sen	1
Ram S. Tameja	1
T. S. Vijayan***	Nil
B. Vijayaraghavan	1

* *Appointed a Member w.e.f. 30th October, 2006.*

** *Appointed a Member w.e.f. 26th May, 2006.*

*** *Ceased to be a Member w.e.f. 26th May, 2006.*

CORPORATE MANAGEMENT COMMITTEE

The primary role of the Corporate Management Committee is strategic management of the Company's businesses within Board approved direction / framework.

Composition

The Corporate Management Committee comprised all the Executive Directors and four key senior members of management. The Chairman of the Company is the Chairman of the Committee. The composition of the Corporate Management Committee is determined by the Board based on the recommendation of the Nominations Committee.

The names of the members of the Corporate Management Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

The meetings of the Corporate Management Committee are convened and chaired by the Chairman of the Company. Minutes of Corporate Management Committee meetings are placed before the Board for its information. Moreover, matters requiring the Board's attention / approval are placed in the form of notes from the relevant Executive Director / Corporate Management Committee Member / Invitee, backed by comprehensive background information, alongwith Divisional / SBU Management Committee's recommendation / approval, where applicable. Agenda papers are generally circulated at least three days prior to the meeting.

Details of Corporate Management Committee Meetings during the financial year

During the financial year ended 31st March, 2007, thirty-three meetings of the Corporate Management Committee were held, as follows:

Sl. No.	Date	Committee Strength (including Invitees)	No. of Members & Invitees present
1	24th April, 2006	8	8
2	16th, 17th & 18th May, 2006	8	7
3	19th June, 2006	8	7
4	10th July, 2006	8	8
5	14th August, 2006	8	7
6	13th & 14th September, 2006	8	8
7	25th & 26th September, 2006	8	8
8	11th & 12th October, 2006	8	8
9	13th November, 2006	8	8
10	29th & 30th December, 2006	8	7
11	1st February, 2007	8	8
12	19th February, 2007	8	8
13	20th February, 2007	8	8
14	26th February, 2007	8	8
15	27th February, 2007	8	8
16	27th February, 2007	8	8
17	27th February, 2007	8	8
18	5th March, 2007	8	8
19	5th March, 2007	8	8
20	6th March, 2007	8	8
21	6th March, 2007	8	8
22	7th March, 2007	8	8
23	7th March, 2007	8	8
24	8th March, 2007	8	8
25	8th March, 2007	8	8
26	14th March, 2007	8	8
27	14th March, 2007	8	8
28	14th March, 2007	8	8
29	15th March, 2007	8	8
30	15th March, 2007	8	8
31	26th March, 2007	8	8
32	27th March, 2007	8	8
33	27th March, 2007	8	8

Attendance at Corporate Management Committee Meetings during the financial year

Member / Invitee	No. of meetings attended
Y. C. Deveshwar	33
S. S. H. Rehman	32
A. Singh	33
K. Vaidyanath	33
K. S. Vaidyanathan	32
R. G. Jacob	33
A. Nayak	32
R. Srinivasan	32

DISCLOSURES

- Materially significant related party transactions which may have potential conflict with the interests of the Company at large:

  None; confirmation was placed before the Audit Committee and the Board that all related party transactions during the year under reference were in the ordinary course of business and on arm's length basis.

- Details of non-compliances, penalties, strictures by Stock Exchanges / SEBI / Statutory Authorities on any matter related to capital markets during the last three years:

  None

- Material non-listed subsidiary companies as defined in Clause 49 of the Listing Agreement with Stock Exchanges:

  None

MEANS OF COMMUNICATION

Timely disclosure of consistent, comparable, relevant and reliable information on corporate financial performance is at the core of good governance. Towards this end -

- The quarterly results of the Company were announced within a month of completion of the quarter. Audited annual results alongwith the results for the fourth quarter were announced within two months of the end of the financial year; such results were published, inter alia, in 'The Times of India' and 'Aajkal' from Kolkata, and on an all India basis in major newspapers. All these results, including the entire Report and Accounts, were posted on SEBI's Electronic Data Information Filing And Retrieval system (EDIFAR) website. As in the past, the Company will publish its quarterly, half-yearly and annual financial results in newspapers on an all India basis and will also post the same on SEBI's EDIFAR website.
- Information relating to shareholding pattern, compliance with corporate governance norms etc. is also posted on SEBI's EDIFAR website.
- The Company's corporate website www.itcportal.com provides comprehensive information on ITC's portfolio of businesses, including sustainability initiatives comprising CSR activities and EHS performance. The website has entire sections dedicated to ITC's profile, history and evolution, its core values, corporate governance and leadership. Two exclusive sections on 'Shareholder Value' and 'Investor Relations' serve to inform and service Shareholders, allowing them to access information at their convenience. The entire Report and Accounts as well as quarterly and half-yearly financial results are available in downloadable formats under the section 'Shareholder Value' on the Company's website as a measure of added convenience to investors. The 'Newsroom' section includes all major press releases from the Company and relevant press clippings. Clarifications as and when provided to institutional investors and analysts, including presentations made to them, are also posted on the Company's website.
- The Report of the Directors, forming part of the Report and Accounts, includes all aspects of the Management Discussion and Analysis Report.

ITC CODE OF CONDUCT

The ITC Code of Conduct, as adopted by the Board of Directors, is applicable to Directors, senior management and employees of the Company. The Code is derived from three interlinked fundamental principles, viz. good corporate governance, good corporate citizenship and exemplary personal conduct. The Code covers ITC's commitment to sustainable development, concern for occupational health, safety and environment, a gender friendly workplace, transparency and auditability, legal compliance, and the philosophy of leading by personal example. The Code is available on the Company's corporate website.

Declaration as required under Clause 49 of the Listing Agreement

All Directors and senior management of the Company have affirmed compliance with The ITC Code of Conduct for the financial year ended 31st March, 2007.

Y. C. Deveshwar
Kolkata, 25th May, 2007. Chairman

ITC CODE OF CONDUCT FOR PREVENTION OF INSIDER TRADING

ITC has a Code of Conduct for Prevention of Insider Trading ('ITC Code') in the shares and securities of the Company. The ITC Code, inter alia, prohibits purchase / sale of shares of the Company by employees while in possession of unpublished price sensitive information in relation to the Company. The ITC Code is available on the Company's corporate website.

NON - MANDATORY REQUIREMENTS UNDER CLAUSE 49 OF THE LISTING AGREEMENT

The status of compliance with the non-mandatory requirements of Clause 49 of the Listing Agreement is provided below:

1. **Non-Executive Chairman's Office:** The Chairman of the Company is the Executive Chairman and hence this provision is not applicable.
2. **Tenure of Independent Directors:** In terms of the Governance Policy of the Company, all Directors, including Independent Directors, are appointed / re-appointed for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time. No maximum tenure for Independent Directors has been specifically determined by the Board.
3. **Remuneration Committee:** The Company has a Remuneration Committee under the nomenclature 'Compensation Committee', the details of which are provided in this Report under the section 'Committees of the Board - Remuneration Committee'.
4. **Shareholder Rights:** The quarterly, half-yearly and annual financial results of the Company are published in newspapers on an all India basis and are also posted on the Company's corporate website. Significant events are also posted on this website under the 'Newsroom' section. The complete Annual Report is sent to every Shareholder of the Company.
5. **Audit Qualifications:** It is always the Company's endeavour to present unqualified financial statements. There are no audit qualifications in the Company's financial statements for the year under reference.
6. **Training of Board members:** The Governance Policy casts on the Board of Directors the responsibility of strategic supervision of the Company. Towards this, the Governance Policy, inter alia, requires the Board to undertake periodic review of various matters including business-wise performance and related matters, risk management, borrowings, internal & external audit findings etc., as detailed in this Report under the section 'Board of Directors'. In order to enable the Non-Executive Directors to fulfil the Governance ordained role, comprehensive presentations are made on the working of the various businesses of the Company. Directors are fully briefed on all business related matters, risk assessment & minimisation procedures, and new initiatives proposed by the Company. Directors are also briefed on changes / developments in the domestic / global corporate and industry scenario including those pertaining to statutes / legislation and economic environment.
7. **Mechanism for evaluation of Non-Executive Directors:** The role of the Board of Directors is to provide direction and exercise control to ensure that the Company is managed in a manner that fulfils stakeholders' aspirations and societal expectations. The Board has so far evaluated Non-Executive Directors collectively to reinforce the principle of collective responsibility.
8. **Whistle-Blower Policy:** The Company encourages an open door policy where employees have access to the Head of the Business / Function. In terms of The ITC Code of Conduct, any instance of non-adherence to the Code / any other observed unethical behaviour is to be brought to the attention of the immediate reporting authority, who is required to report the same to the Head of Corporate Human Resources.

GENERAL SHAREHOLDER INFORMATION

Provided in the 'Shareholder Information' section of the Report and Accounts.

ICSI NATIONAL AWARD FOR EXCELLENCE IN CORPORATE GOVERNANCE

ITC was awarded the coveted ICSI National Award for Excellence in Corporate Governance 2006, instituted by the Institute of Company Secretaries of India. The award was conferred on the Company for its strong corporate governance model, commendable performance along the "triple bottom line" and visionary leadership. The Award was adjudicated by an eminent jury headed by Former Chief Justice of India, Hon'ble Mr. V. N. Khare.

COMPLIANCE CERTIFICATE OF THE AUDITORS

The Statutory Auditors' Certificate, as stipulated in Clause 49 of the Listing Agreement with Stock Exchanges, that the Company has complied with the conditions of Corporate Governance is annexed to the Report of the Directors & Management Discussion and Analysis.

This Certificate will be forwarded to the Stock Exchanges alongwith the Annual Report of the Company.

SHAREHOLDER INFORMATION

AGM Details

Date	Friday, 27th July, 2007
Venue	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046
Time	10.30 a.m.
Book Closure Dates	Wednesday, 18th July, 2007 to Friday, 27th July, 2007 (both days inclusive)
Dividend Payment Date	Monday, 30th July, 2007

Registrar & Share Transfer Agents

The in-house Investor Service Centre of the Company (ISC), accredited with ISO 9001:2000 certification for its investor servicing, provides share registration and other related services. The Company is registered with SEBI as Category II Share Transfer Agent.

Share and Debenture Transfer Committee

The Share and Debenture Transfer Committee of the Company generally meets every week for approving share transfers. The processing activities with respect to requests received for share transfers are generally completed within five working days from the date of receipt of request. There were no share transfers pending as on 31st March, 2007. The Committee met fifty-one times during the financial year.

The Committee comprised the following:

K. Vaidyanath, Executive Director - Chairman
B.B. Chatterjee, Company Secretary - Member
K.S. Suresh, General Counsel - Member

A. Bose, Assistant Secretary and Head of ISC, is the Secretary to the Committee and is also the Compliance Officer under Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.

Shareholder / Investor Complaints

The Company attended to Shareholder / Investor complaints and other correspondence generally within a period of five working days except where constrained by disputes or legal impediments. There are some pending cases relating to disputes over title to Shares in which the Company has been made a party. These cases however are not material in nature.

The Company received 13 share related complaints during the financial year ended 31st March, 2007, which translate to 0.003% of the total number of Shareholders of the Company. The said complaints have been resolved.

Nature of Complaints	Nos.	%
Non-receipt of Dividend	5	38
Non-receipt of Share Certificates	5	38
Transfer of Shares	1	8
Issue of Duplicate Share Certificates	1	8
Others	1	8
Total	**13**	**100**

The e-mail ID earmarked for investor complaints : isc@itc.in

Dematerialisation of Shares and Liquidity

The Shares of the Company are required to be traded in the dematerialised form and are available for trading under both the Depository Systems in India – NSDL and CDSL. The International Securities Identification Number (ISIN) allotted to the Company's Shares under the Depository System is INE154A01025. The annual custody fee for the financial year 2007-08 has been paid to NSDL and CDSL, the Depositories.

During the year, 1,48,86,346 Shares of the Company, covered in 6,255 requests and constituting 0.4% of the issued and subscribed Share Capital of the Company, were dematerialised. As on 31st March, 2007, 2,41,09,64,064 Shares of the Company constituting 64.08% of the issued and subscribed Share Capital stand dematerialised. The processing activities with respect to requests received for dematerialisation are generally completed within one working day.

The Company's Shares are among the most liquid and actively traded shares on the Indian Stock Exchanges and consistently rank among the top frequently traded shares, both in terms of number of shares traded as well as in terms of value.

Distribution of Shareholding as on 31st March, 2007

No. of Shares Slab	No. of Shareholders				No. of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 5000	49,439	4,31,952	4,81,391	95.60	5,23,33,581	1.39	16,20,62,192	4.31	21,43,95,773	5.70
5001 - 10000	3,562	8,367	11,929	2.37	2,60,77,230	0.70	6,07,15,899	1.61	8,67,93,129	2.31
10001 - 20000	1,424	4,284	5,708	1.13	1,96,51,520	0.52	6,00,36,568	1.60	7,96,88,088	2.12
20001 - 30000	569	1,441	2,010	0.40	1,39,13,690	0.37	3,53,94,030	0.94	4,93,07,720	1.31
30001 - 40000	179	562	741	0.15	62,14,745	0.17	1,94,78,653	0.51	2,56,93,398	0.68
40001 - 50000	112	375	487	0.10	50,12,550	0.13	1,69,58,039	0.45	2,19,70,589	0.58
50001 - 100000	113	563	676	0.13	78,83,205	0.21	3,83,20,688	1.02	4,62,03,893	1.23
100001 and above	52	563	615	0.12	1,22,01,72,195	32.43	2,01,79,97,995	53.64	3,23,81,70,190	86.07
Total	**55,450**	**4,48,107**	**5,03,557**	**100.00**	**1,35,12,58,716**	**35.92**	**2,41,09,64,064**	**64.08**	**3,76,22,22,780**	**100.00**

Shares held in Physical and Dematerialised form as on 31st March, 2007


35.92%
63.21%
0.87%
Shares held in dematerialised form : NSDL
Shares held in dematerialised form : CDSL
Shares held in physical form

Categories of Shareholders as on 31st March, 2007

Category	No. of Shares held	%
Banks, Financial Institutions, Insurance Companies and Mutual Funds	1,39,40,19,297	37.05
Foreign Companies	1,21,04,38,380	32.17
Foreign Institutional Investors	48,10,82,374	12.79
Shares underlying Global Depository Receipts	5,56,13,501	1.48
NRIs / OCBs / Foreign Nationals	2,47,45,577	0.66
Public and Others	59,63,23,651	15.85
Total	**3,76,22,22,780**	**100.00**

Shareholding Pattern as on 31st March, 2007


Banks, Financial Institutions, Insurance Companies and Mutual Funds
37.05%
32.17%
Public and Others
15.85%
Foreign Institutional Investors
12.79%
Shares underlying Global Depository Receipts
1.48%
NRIs / OCBs / Foreign Nationals
0.66%
0
5
10
15
20
25
30
35
40

Top Ten Shareholders as on 31st March, 2007

Sl. No.	Name of the Shareholder	No. of Shares held	%
1.	Tobacco Manufacturers (India) Limited	99,27,82,440	26.39
2.	Life Insurance Corporation of India*	47,79,57,681	12.70
3.	Unit Trust of India*	44,86,47,169	11.93
4.	Myddleton Investment Co. Limited	16,21,03,980	4.31
5.	The New India Assurance Company Limited	9,37,56,835	2.49
6.	General Insurance Corporation of India	7,50,25,522	1.99
7.	The Oriental Insurance Company Limited	7,43,10,780	1.98
8.	National Insurance Company Limited	6,89,61,110	1.83
9.	Citibank N.A. New York, NY ADR Department**	5,56,13,501	1.48
10.	Rothmans International Enterprises Limited	5,16,51,630	1.37

* Excludes Mutual Fund holdings.
** Shares underlying Global Depository Receipts.

Global Depository Receipts

Pursuant to the offer of Global Depository Receipts (GDRs) made by the Company in 1993, 5,56,13,501 GDRs, representing 5,56,13,501 underlying Shares of the Company i.e. 1.48% of the issued and subscribed Share Capital, were outstanding as on 31st March, 2007.

The Company's GDRs are listed on the Luxembourg Stock Exchange (Code: 004660919) at Societe de la Bourse de Luxembourg, 11, av de la Porte-Neuve, L-2227 Luxembourg. The Listing Fee for the calendar year 2007 has been paid.

Listing of Shares on Stock Exchanges (with Stock Code)

Stock Exchange	Stock Code	Stock Exchange	Stock Code
National Stock Exchange of India Ltd. 'Exchange Plaza', Bandra-Kurla Complex Bandra (E) Mumbai 400 051 e-mail : ignse@nse.co.in website : www.nseindia.com	ITC	Bombay Stock Exchange Ltd. Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001 e-mail : is@bseindia.com website : www.bseindia.com	500875
The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001 e-mail : mop@cse-india.com website : www.cse-india.com	10000018		

Stock Exchange	Reuters Code	Bloomberg
National Stock Exchange of India Ltd.	ITC.NS	NITCL IN
Bombay Stock Exchange Ltd.	ITC.BO	ITC IN

The Listing Fee for the financial year 2007-08 has been paid to the Stock Exchanges.

Monthly High & Low quotes and Volume of Shares traded on National Stock Exchange (NSE), Bombay Stock Exchange (BSE) and Calcutta Stock Exchange (CSE)

Year & Month	NSE			BSE			CSE		
	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)
2006 APRIL	208.50	182.00	12,49,86	207.90	181.00	2,96,99	NA	NA	Nil
MAY	212.50	145.00	17,52,70	212.70	152.10	4,19,09	203.00	164.40	2
JUNE	184.00	140.50	21,09,86	183.90	140.40	5,82,73	182.60	161.70	1
JULY	186.90	161.25	13,50,11	188.00	161.30	3,06,91	186.90	164.00	11
AUGUST	192.60	165.70	9,47,66	192.00	165.30	2,41,07	181.90	166.00	23
SEPTEMBER	193.00	176.00	9,58,02	192.95	176.10	2,23,49	NA	NA	Nil
OCTOBER	196.70	182.00	7,88,03	196.45	181.90	1,84,10	NA	NA	Nil
NOVEMBER	192.80	174.00	8,46,24	193.00	174.00	2,14,48	NA	NA	Nil
DECEMBER	191.95	166.50	8,21,60	192.00	167.00	1,60,15	NA	NA	Nil
2007 JANUARY	181.00	160.10	10,40,82	180.60	160.30	2,28,47	NA	NA	Nil
FEBRUARY	180.00	155.10	9,34,89	179.90	157.00	1,65,69	NA	NA	Nil
MARCH	175.00	130.00	19,74,25	175.00	140.15	4,51,00	NA	NA	Nil

ITC Share Price vis-à-vis S & P CNX Nifty


ITC Share Price (Rs.)
275
225
175
125
75
5000
4500
4000
3500
3000
2500
2000
S & P CNX Nifty
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
ITC Share Price
S & P CNX Nifty

Notes – Indicates monthly closing positions.
– The ITC Share price was broadly in line with the S & P CNX Nifty during the first half of the year; sentiments however suffered in the latter half of the financial year on account of the impending imposition of VAT on cigarettes.

ITC Share Price & Volume traded on NSE


ITC Share Price (Rs.)
275
225
175
125
75
250000
200000
150000
100000
50000
Volume Traded ('000 Shares)
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Highest
Lowest
Volume Traded

Note – Indicates monthly high & low price and monthly volume.

Dividend History (Last 10 Years)

Financial Year	Dividend (%)	Total Dividend (Rs. in Lakhs)
2006-07	310*	11,66,29*
2005-06	265**	9,95,12**
2004-05	310	7,73,25
2003-04	200	4,95,36
2002-03	150	3,71,27
2001-02	135	3,34,14
2000-01	100	2,45,41
1999-00	75	1,84,06
1998-99	55	1,34,98
1997-98	45	1,10,44

* Subject to approval of Members.
** On the expanded Share Capital arising out of issue of Bonus Shares in the ratio of 1:2.

Financial Calendar

Financial Year 2007-08		
1	First Quarter Results	July 2007
2	Second Quarter and Half-Year Results	October 2007
3	Third Quarter Results	January 2008
4	Fourth Quarter and Annual Results	May 2008

Particulars of past three AGMs

AGM	Financial Year	Venue	Date	Time	Special Resolutions passed
95th	2005-06	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046	21/07/2006	10.30 a.m.	• Appointment of Auditors.
94th	2004-05		29/07/2005	10.30 a.m.	• Appointment of Auditors. • Stock Option limits for Non-Executive Directors. • Amendment of Articles of Association to reflect increase in the Authorised Share Capital.
93rd	2003-04		30/07/2004	10.30 a.m.	• Appointment of Auditors. • Modification of ITC Employee Stock Option Scheme.

Postal Ballot

During the year the Members approved, by means of Postal Ballot, offer and issue of Shares up to five percent of the issued and subscribed Share Capital of the Company as on 31st March, 2006 under a new Employee Stock Option Scheme in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 read with Section 81(1A) of the Companies Act, 1956. Salient features of the Postal Ballot, in respect of the above, are provided below:

- The Board of Directors of the Company, at its meeting held on 30th October, 2006, appointed R. L. Auddy, a Senior Solicitor, as the Scrutinizer for conducting the Postal Ballot voting process;
- Notice alongwith Postal Ballot Form was despatched to the Members whose names appeared on the Register of Members on 21st November, 2006; such despatch was completed on 11th December, 2006;
- The last date of receipt of Postal Ballot Forms was 10th January, 2007;
- The Scrutinizer submitted his Report dated 16th January, 2007 to the Chairman of the Company;
- Based on the Scrutinizer's Report, the results of the Postal Ballot were declared on 22nd January, 2007 at the Registered Office of the Company, as follows:

Resolution No. 1 - Special Resolution for offer and issue of Shares under an Employee Stock Option Scheme to employees and Directors of the Company.

	No. of Members	No. of Votes (value in Rs.)	% of Votes
Total Postal Ballots received	22,312	2,66,12,25,632	–
➤ Postal Ballots – Valid	21,140	2,65,96,83,104	99.94
➤ Postal Ballots – Invalid	1,172	15,42,528	0.06
Postal Ballots – In favour of the Resolution	19,012	2,65,57,83,771	99.79
Postal Ballots – Against the Resolution	2,128	38,99,333	0.15

Resolution No. 2 - Special Resolution for offer and issue of Shares under an Employee Stock Option Scheme to employees including Managing / Wholetime Directors of subsidiary companies of the Company.

	No. of Members	No. of Votes (value in Rs.)	% of Votes
Total Postal Ballots received	22,312	2,66,12,30,301	-
➤ Postal Ballots – Valid	21,140	2,65,96,87,773	99.94
➤ Postal Ballots – Invalid	1,172	15,42,528	0.06
Postal Ballots – In favour of the Resolution	18,376	2,65,50,38,016	99.77
Postal Ballots – Against the Resolution	2,764	46,49,757	0.17

Both these Special Resolutions were carried by overwhelming majority.

No special resolution requiring a postal ballot is being proposed for the ensuing AGM.

Plant Locations

CIGARETTE FACTORIES

Bengaluru

1) Meenakunte Village
Jallahobli
Bengaluru (North Taluk)
Karnataka 562 157

Kolkata

2) 93/1, Karl Marx Sarani
Kolkata
West Bengal 700 043

Munger

3) Basdeopur P.O.
District Munger
Bihar 811 202

Saharanpur

4) Sardar Patel Marg
Saharanpur
Uttar Pradesh 247 001

HOTELS

Owned Hotels

Agra

1) ITC Mughal*
Taj Ganj
Agra 282 001

Bengaluru

2) ITC Windsor*
25, Golf Course Road
Bengaluru 560 052

Chennai

3) Sheraton Chola
Cathedral Road
Chennai 600 086

Jaipur

4) Sheraton Rajputana
Palace Road
Jaipur 302 006

Kolkata

5) ITC Sonar*
1, JBS Haldane Avenue
Kolkata 700 046

Mumbai

6) ITC Maratha*
Sahar
Mumbai 400 099

7) ITC Grand Central*
287, Dr. B. Ambedkar Road, Parel
Mumbai 400 012

New Delhi

8) ITC Maurya*
Diplomatic Enclave
New Delhi 110 021

9) Sheraton New Delhi
District Centre, Saket
New Delhi 110 017

Licenced Hotels

Kota

10) WelcomHeritage Umed
Bhawan Palace
Station Road
Kota 324 001

Port Blair

11) Fortune Resort Bay Island
Marine Hill
Port Blair 744 101

Vadodara

12) WelcomHotel Vadodara
R. C. Dutt Road, Alkapuri
Vadodara 390 007

Hotels under Operating Services

Aurangabad

13) WelcomHotel Rama International
R-3, Chikalthana
Aurangabad 431 210

Chennai

14) ITC Hotel Park
Sheraton & Towers
132, T. T. K. Road
Chennai 600 018

Hyderabad

15) ITC Hotel Kakatiya
Sheraton & Towers
6-3-1187, Begumpet
Hyderabad 500 016

Visakhapatnam

16) WelcomHotel Grand Bay
Beach Road
Visakhapatnam 530 002

GREEN LEAF THRESHING PLANTS

Anaparti

1) Anaparti
East Godavari District
Andhra Pradesh 533 342

Chirala

2) Chirala
Prakasam District
Andhra Pradesh 523 157

* Currently operating under 'The Luxury Collection' brand under Licence from Sheraton International, Inc.

PACKAGING & PRINTING FACTORIES

Chennai

1) Tiruvottiyur
Chennai
Tamil Nadu 600 019

Munger

2) Basdeopur P.O.
District Munger
Bihar 811 202

PAPER & PAPERBOARD MILLS

Bollaram

1) Anrich Industrial Estate
Village Bollaram
Medak District
Andhra Pradesh 502 325

Sarapaka

2) Sarapaka Village
Khammam District
Andhra Pradesh 507 128

Thekkampatty

3) Thekkampatty Village
Vivekanandapuram Post
Mettupalayam Taluk
Coimbatore District
Tamil Nadu 641 113

Tribeni

4) P.O. Chandrahati
District Hooghly
West Bengal 712 504

FOODS MANUFACTURING UNIT

Haridwar

Plot No. 1, Sector 11
Integrated Industrial Estate
Haridwar
Uttarakhand 249 403

CHOUPAL SAAGARS - RURAL SERVICES CENTRES

Amravati

1) Survey No. 12/5, 12/6 & 12/7
Patwari Halka No. 48
Village Degaon
Paragana Nandgaon
Tehsil & District Amravati
Maharashtra 444 601

Chandauli

2) Survey No. 57 to 62 & 641
Muhabbatpur Village
Dhoos Paragana
Tehsil Chandauli
District Varanasi
Uttar Pradesh 232 104

Chindwara

3) Survey No. 16/1 to 7
Patwari Halka No. 7
Imaliyabohata
Chindwara
Madhya Pradesh 480 001

Dewas

4) Survey No. 295 & 294/2
Patwari Halka No. 26
Village Loharpipalia
Tehsil & District Dewas
Madhya Pradesh 455 001

Hardoi

5) Khasra No. 658 & 659
Village Korriyan
Paragana Gopamau
Tehsil & District Hardoi
Uttar Pradesh 241 001

Hathras

6) Khasra No. 21, Srinagar (V)
Sansi Tehsil
Mahamayanagar, Hathras
Uttar Pradesh 204 216

Itarsi

7) Survey No. 309/1, 309/2 & 310/3
Village Raisalpur
Tehsil Itarsi
District Hoshangabad
Madhya Pradesh 461 111

Jagdishpur

8) Khasra No. 2377 - 2380
Village Kathura
Paragana Jagdishpur
Tehsil Musafirkhana
District Sultanpur
Uttar Pradesh 227 817

Mandsaur

9) Survey No. 30 to 33
Patwari Halka No. 14, Village Azizkhedi
Tehsil & District Mandsaur
Madhya Pradesh 458 001

Mhow

10) Village Gavil Palasia
Patwari Halka No. 20
Tehsil Ambedkar Nagar, Mhow
District Indore
Madhya Pradesh 453 441

Nagda

11) Khasra No. 1393, 1394, 1396 & 1397
Padlia Kala
District Nagda
Madhya Pradesh 456 335

Rafiqganj

12) Khasra No. 208 / 209
Village Rafiqganj
Tehsil & District Sehore
Madhya Pradesh 466 001

Ratlam

13) Survey No. 107/1, 107/2 & 107/3
Village Kharakhedi
Tehsil & District Ratlam
Madhya Pradesh 457 001

Ujjain

14) Survey No. 433/3, 456 & 458
Patwari Halka No. 19
Village Kamed
Tehsil Ghattia, District Ujjain
Madhya Pradesh 456 001

Vidisha

15) Village Bais (Dholkhed)
Patwari Halka No. 45
Tehsil & District Vidisha
Madhya Pradesh 464 001

Wardha

16) Survey No. 151/1 & 151/4
Mouza No. 17, Mouza Inzapur
Tehsil & District Wardha
Maharashtra 442 001

Washim

17) Survey No. 104
Patwari Halka No. 10
Village Zakalwadi
Tehsil & District Washim
Maharashtra 444 505

Yavatmal

18) Bhumapan Kramank No. 15
Patwari Halka No. 179
Village Parwa
Tehsil & District Yavatmal
Maharashtra 445 001

LIFESTYLE RETAILING

Design & Technology Centre

Gurgaon

86, Industrial Estate, Phase I
Udyog Vihar, Gurgaon
Haryana 122 016
✆ : 0124-4588200

Wills Lifestyle Stores

Ahmedabad

1) Shop No. 3, Time Square Building
C. G. Road, Navrangpura
Ahmedabad 380 006
✆ : 079-26402031

Bengaluru

2) 6, Brigade Road
Bengaluru 560 001
✆ : 080-25582788

Bhubaneshwar

3) 794, Shaheed Nagar
Janpath
Bhubaneshwar 751 007
✆ : 0674-2544386

Chandigarh

4) SCO 14, Sector 17E
Chandigarh 160 017
✆ : 0172-6549856

Chennai

5) 19, Quaiser Tower
Khader Nawaz Khan Road
Nungambakkam
Chennai 600 034
✆ : 044-28332515

6) Shop No. 6, Chennai Citi Centre
10 & 11, Dr. Radhakrishna Salai
Chennai 600 004
✆ : 044-43536214

Dehradun

7) 56, Rajpur Road
Dehradun 248 001
✆ : 0135-2743444

Ernakulam

8) 40/7182, M. G. Road
Ernakulam 682 035
✆ : 0484-3918800

Gurgaon

9) Shop No. 17, 18, 19 & 20
The Metropolitan
Mehrauli - Gurgaon Road
Gurgaon 122 002
✆ : 0124-4104444

Hyderabad

10) Shop No. G 4 & 5
G. S. Chambers
Nagarjuna Circle
Hyderabad 500 082
✆ : 040-66364700

Jaipur

11) Gulab Niwas, M. I. Road
Jaipur 302 001
✆ : 0141-2360684

Jammu

12) 5 & 6 Residency Road
Jammu 180 001
✆ : 0191-2573153

Kanpur

13) Rave 3, Parvati Bagla Road
Kanpur 208 002
✆ : 0512-3042114

Kolkata

14) 19B, Shakespeare Sarani
Kolkata 700 071
✆ : 033-22826102

15) C-008 & C-010, City Centre
Block - DC, Sector 1, Salt Lake
Kolkata 700 101
✆ : 033-23589152

Lucknow

16) B-1, First Floor
Fun Republic Mall, Gomti Nagar
Lucknow 226 001
✆ : 0522-3914398

17) Shop No. 25, Sahara Ganj
Hazrat Ganj, Shah Nazaf Road
Lucknow 226 001
✆ : 0522-4008401

Ludhiana

18) 85/4A, The Mall
Ludhiana 141 001
✆ : 0161-2441423

Mumbai

19) Shop No. 2, 3 & 32
Ruki Mahal Co-operative Housing
Society Ltd., Colaba
Mumbai 400 005
✆ : 022-22818261

20) Plot No. 386, Durga Chambers
Linking Road, Khar (West)
Mumbai 400 052
✆ : 022-26465503

21) F-8 & 9, Inorbit Mall
Malad Link Road, Malad (West)
Mumbai 400 064
✆ : 022-66430497

22) Unit No. 10, SSP Building
LBS Marg, Mulund (West)
Mumbai 400 080
✆ : 022-66490407

New Delhi

23) F-41, South Extension – I
New Delhi 110 049
✆ : 011-41645555

24) 10208, Padam Singh Road
Karol Bagh
New Delhi 110 005
✆ : 011-28750433

25) E-2, Connaught Place
New Delhi 110 001
✆ : 011-23417960

26) M-12, Greater Kailash – I
New Delhi 110 048
✆ : 011-29232555

27) Shop No. GF 10 & 11
TDI Mall, Plot No. 11
Shivaji Place, Rajouri Garden
New Delhi 110 027
✆ : 011-25105149

Noida

28) Shop No. M 14 a & M 15 a,b,c,d
Plot No. 331, Block E
Sector 27
G. B. Nagar
Noida 201 301
✆ : 0120-2546230

29) Shop No. G 32
Noida Amusement Park
Sector 32A
Noida 201 301
✆ : 0120-2458992

Panjim

30) 3293, M. G. Road
Panjim 403 001
✆ : 0832-6641222

Pune

31) 1204/22, Shivaji Nagar
Junglee Maharaj Road
Pune 411 004
✆ : 020-66019402

32) 11, Moledina Road
Pune 411 001
✆ : 020-26121222

Ranchi

33) GEL Church-Commercial Complex
Main Building, Main Road
Ranchi 834 001
✆ : 0651-2330909

Surat

34) UG-2, Manav Mandir
Athawa Lines
Parle Point Circle
Surat 395 007
✆ : 0261-2257283

35) Shop No. 312 & 313
Second Floor, Iscon Prozone Mall
Domas Road
Surat 395 007
✆ : 0261-6454599

Thiruvananthapuram

36) Shop No. 1, Pan African Plaza
M. G. Road
Thiruvananthapuram 695 001
✆ : 0471-3012008

Vadodara

37) Shop No. 42 - 44
Ground Floor, Siddharth Complex
R. C. Dutt Road, Alkapuri
Vadodara 390 005
✆ : 0265-2325764

38) Shop No. 43 - 44
Basement, Siddharth Complex
R. C. Dutt Road, Alkapuri
Vadodara 390 005
✆ : 0265-2321594

Visakhapatnam

39) Shop No. 1, Rednam Manor
Dwarka Nagar
Near Diamond Park
Visakhapatnam 530 016
✆ : 0891-2702881

Club Stores

Bengaluru

40) Bangalore Golf Club

Gurgaon

41) Classic Golf Resort

Kolkata

42) Tollygunge Club

43) Royal Calcutta Golf Club

John Players Stores*

Bengaluru

44) 48, Commercial Street
Bengaluru 560 001
✆ : 080-51185719

45) G-2, Sigma Arcade
Marathalli, Airport Road
Bengaluru 500 037
✆ : 080-41264344

46) 8th Cross, Malleswaram
Bengaluru 560 003
✆ : 080-23561632

Chennai

47) Shop No. 20, Kasi Arcade
116, Sir Thygaraya Road
T. Nagar
Chennai 600 017
✆ : 044-28150297

48) Shop No. 129A
Spencer Plaza, Phase III
First Floor, 769, Anna Salai
Chennai 600 002
✆ : 044-52652449

49) Shop No. 145, AA Block
Third Avenue
Anna Nagar
Chennai 600 040
✆ : 044-42611257

50) Shop No. 63, 1st Main Road
Gandhi Nagar, Adyar
Chennai 600 020
✆ : 044-42035939

Hyderabad

51) 3-6-198, Sreemukh Complex
Street No. 11
Himmayath Nagar
Hyderabad 500 029
✆ : 040-66784479

52) Shop No. 16 & 17
Upper Ground Floor
Sonali Mall
Main Road, Abids
Hyderabad 500 001
✆ : 040-66135345

53) Shop No. 211, Second Floor
City Centre
Banjara Hills
Hyderabad 500 003
✆ : 040-27810092

54) Shop No. 16-11-740/5/A/9 & 10
Opp. Kala Niketan
Dilsukhnagar
Hyderabad 500 060
✆ : 040-66562102

Kolkata

55) Metro Cinema Building
5, Jawaharlal Nehru Road
Kolkata 700 013
✆ : 033-22288035

56) 25B, Camac Street
Kolkata 700 016
✆ : 033-32963064

57) 14, The Metropolis
Hiland Park, 1925 Chak Garia
Kolkata 700 075
✆ : 033-24367039

58) 6/1, Lindsay Street
Kolkata 700 087
✆ : 033-22497887

59) 120A, Lake Town, Block - B
Kolkata 700 089
✆ : 033-25344335

Mumbai / Thane

60) Gala No. 4, First Floor
Ajanta Industrial Estate
Off L. T. Road, Borivali (West)
Mumbai 400 092
✆ : 022-28656154

61) 20 Cusrow Bagh, Colaba
Mumbai 400 005
✆ : 022-22876461

62) Nakshatra Mall
Unit No. 21, 22, 23 & 24
Gokhle Road, Dadar
Mumbai 400 028
✆ : 022-24360794

63) Shop No. 2 & 2A, First Floor
Akshay Plaza Co-operative Society
Chembur
Mumbai 400 071
✆ : 022-25290004

64) Shop No. 1, 2, 3 & 4
Nadiadwala Chawl
SV Road, Opp. Paaneri
Andheri (West)
Mumbai 400 058
✆ : 022-26203660

65) Shop No. 2, First Floor
Raghuleela Mega Mall
Depot Kandivili
Kandivili (West)
Mumbai 400 067
✆ : 022-28626090

66) Shop No. 6-A, Ishkrupa Building
Nehru Nagar
Dombivali (East) 421 201
✆ : 0251-2447787

67) Shop No. F38A
1st Floor, Eternity Mall
Near Eastern Expressway
Tin Hath Naka
Thane (West) 400 601
✆ : 022-25830838

68) New Diwadkar Building
Shivaji Chowk, Agra Road
Kalyan West
District Thane 412 301
✆ : 0251-2300446

69) Shop No. 1
Martuvaibhav Naughar
Vasai West
District Thane 401 202
✆ : 0250-2335477

New Delhi / NCR

70) D-35, Lajpat Nagar
Central Market - II
New Delhi 110 024
✆ : 011-46573240

71) G-54, Laxmi Nagar
Vikas Marg
Delhi 110 092
✆ : 011-22542495

72) Shop No. 7/2
West Patel Nagar
New Delhi 110 008
✆ : 011-25889043

73) Shop No. 1257A
Main Market
Rani Bagh
Delhi 110 034
✆ : 011-27022577

74) UG-05
TDI Mall, Plot No. 11
Shivaji Place, Rajouri Garden
New Delhi 110 027
✆ : 011-25160440

75) G-8, Ground Floor
Cross River Mall
CBD, Shahadra
Delhi 110 032
✆ : 011-22308440

76) F-16, District Centre
Janak Place, Janakpuri
New Delhi 110 058
✆ : 011-25618031

77) P-15, Pandav Nagar
Mayur Vihar
New Delhi 110 091
✆ : 011-22756180

78) Shop No. 12 - 13
Jawalaheri Market
Chaudhri Balbir Singh Complex
Paschim Vihar
New Delhi 110 063
✆ : 011-32520033

79) 13/29-30, Rachna Building
Ajmal Khan Road
Karol Bagh
New Delhi 110 005
✆ : 011-25810440

80) Shop No. 188
Sarojini Nagar Market
New Delhi 110 023
✆ : 011-24676188

81) F-14/17 Model Town, Phase II
New Delhi 110 009
✆ : 011-47062048

82) B-Block, Shop No. 2, Unitech Mall
Rohini, Sector 11
New Delhi 110 085
✆ : 011-27572652

83) Shop No. F-6, First Floor
Ansal Crown Plaza, Sector 15A
Faridabad 121 001
✆ : 0129-5014077

84) FF-33, First Floor, MGF Mall
Mehrauli - Gurgaon Road
Gurgaon 122 002
✆ : 0124-4085706

85) UG-10, Omax Mall
Sohna Road
Gurgaon 122 001
✆ : 0124-4253687

86) Shop No. 55
First Floor, Shipra Mall
Plot No. 9, Vaibhav Khand
Ghaziabad 201 012
✆ : 0120-3023085

87) Shop No. 21 & 22
Pacific Mall
Plot No. 1, Site - IV
Sahibabad Industrial Area
Ghaziabad 201 010
✆ : 0120-3053322

88) Shop No. 16 & 30
2nd Floor, Centre Stage Mall
Sector 18
Noida 201 301
✆ : 0120-4351856

89) Shop No. 225, Ground Floor
C-134B, Shoprix Shopping Mall
Sector 61
Noida 201 301
✆ : 0120-2582143

90) 205, Second Floor
Noida Amusement Park
Sector 32A
Noida 201 301
✆ : 0120-4232952

91) 24, Gyan Deep Building
Chaudhary More
Ghaziabad 201 002
✆ : 0120-4112356

* In addition to the above, there are over 120 John Player Stores spread across the country.

SHAREHOLDER REFERENCER

Unclaimed Dividend

Unclaimed dividend for the years prior to and including the financial year 1998-99 has been transferred to the General Revenue Account of the Central Government / the Investor Education and Protection Fund established by the Central Government (IEPF), as applicable.

Shareholders who have not encashed their dividend warrants relating to financial year(s) up to and including 1993-94 may claim such dividend (transferred to the General Revenue Account) from the Registrar of Companies, West Bengal, Government of India, Nizam Palace, II MSO Building, 2nd Floor, 234/4 A.J.C. Bose Road, Kolkata 700 020, in the prescribed form. This form can be furnished by the Investor Service Centre of the Company (ISC) on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

The dividend for the undernoted years, if unclaimed for 7 years, will be transferred by the Company to IEPF in accordance with the schedule given below. Attention is drawn that the unclaimed dividend for the financial year 1999-2000 will be due for transfer to IEPF later this year. Communication has been sent by the Company to the concerned Shareholders advising them to lodge their claims with respect to unclaimed dividend.

Once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof.

ITC Limited

Financial Year	Dividend Identification No.	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2007		Due for transfer to IEPF on
				(Rs.)	%	
1999-00	70th	28th July, 2000	1,84,06,11,780.00	1,26,32,087.00	0.69	15th September, 2007*
2000-01	71st	3rd August, 2001	2,45,41,49,040.00	2,06,42,133.00	0.84	9th September, 2008
2001-02	72nd	26th July, 2002	3,34,14,27,743.00	2,56,63,749.00	0.77	31st August, 2009
2002-03	73rd	25th July, 2003	3,71,26,78,290.00	2,38,48,718.00	0.64	30th August, 2010
2003-04	74th	30th July, 2004	4,95,35,77,020.00	3,35,88,620.00	0.68	4th September, 2011
2004-05	75th	29th July, 2005	7,73,24,56,356.00	5,07,52,301.00	0.66	3rd September, 2012
2005-06	76th	21st July, 2006	9,95,12,91,267.00	7,38,87,332.00	0.74	26th August, 2013

* It will not be possible to entertain claims received by ISC after 14th September, 2007.

Erstwhile ITC Hotels Limited

Financial Year	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2007		Due for transfer to IEPF on
			(Rs.)	%	
1999-00	25th August, 2000	3,02,16,492.00	3,19,648.00	1.06	10th October, 2007*
2000-01	17th August, 2001	3,02,16,492.00	3,04,552.00	1.01	20th September, 2008
2003-04	14th July, 2004	6,04,32,984.00	6,99,704.00	1.16	18th August, 2011

* It will not be possible to entertain claims received by ISC after 9th October, 2007.

Bank Details

Shareholders holding Shares in the physical form are requested to notify / send the following to ISC to facilitate better servicing:-

i) any change in their address / mandate / bank details, and

ii) particulars of the bank account in which they wish their dividend to be credited, in case the same have not been furnished earlier.

Shareholders are advised that respective bank details and addresses as furnished by them or by NSDL / CDSL to the Company, for Shares held in the physical form and in the dematerialised form respectively, will be printed on dividend warrants as a measure of protection against fraudulent encashment.

In the event Shareholders wish to receive dividend in a bank account other than the one specified by them while opening their Depository Account, they may advise the same to their Depository Participants (DPs) furnishing complete details of such bank account including the MICR code.

Electronic Clearing Service (ECS) Facility

The Company, with respect to payment of dividend, provides the facility of ECS to Shareholders at the following cities:

Ahmedabad, Bengaluru, Bhopal, Bhubaneshwar, Chandigarh, Chennai, Coimbatore, Delhi, Guwahati, Hyderabad, Indore, Jaipur, Kanpur, Kolkata, Lucknow, Ludhiana, Madurai, Mangalore, Mumbai, Nagpur, Nashik, Panaji, Patna, Pune, Surat, Thiruvananthapuram, Vadodara, Vijayawada and Visakhapatnam.

Shareholders holding Shares in the physical form, who wish to avail the ECS facility, may send their ECS mandate in the prescribed form to the Company, in the event they have not done so earlier. The ECS mandate form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Nomination Facility

Shareholders who hold Shares in the physical form and wish to make / change nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956, may submit to ISC the prescribed Form 2B. This Form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Depository Services

Shareholders may write to the respective Depository or to ISC for guidance on depository services.

Address for Correspondence with Depository

National Securities Depository Limited
Trade World, A Wing, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013

Telephone no. : 022-2499 4200
Facsimile nos. : 022-2497 2993/2497 6351
e-mail : info@nsdl.co.in
website : www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th floor
Dalal Street, Fort
Mumbai 400 023

Telephone no. : 022-2272 3333
Facsimile nos. : 022-2272 3199/2272 2072
e-mail : investors@cdslindia.com
website : www.cdslindia.com

Address for Correspondence with ISC

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071
India

Telephone nos. : 033-2288 6426/2288 0034
Facsimile no. : 033-2288 2358
e-mail : isc@itc.in
website : www.itcportal.com

Shareholders holding Shares in the dematerialised form should address their correspondence to their respective DPs, other than for dividend, which should be addressed to ISC.

In all correspondence with ISC, to facilitate prompt response, account numbers / DP ID & Client ID numbers are required to be furnished. Shareholders are requested to also provide their e-mail address and telephone / fax numbers.

For the Financial Year Ended 31st March, 2007

Your Directors submit their Report for the financial year ended 31st March, 2007.

SOCIO-ECONOMIC ENVIRONMENT

Advance estimates of the Central Statistical Organisation indicate a real GDP growth of 9.2% for 2006/07. The average growth rate over the past four years stands at 8.6%, making it the fastest pace of growth in India's history. While all three sectors of the economy recorded positive growth during 2006/07, the key driver was the industrial sector, which grew by an estimated 10%. Industrial growth was led by the manufacturing sector, which recorded an impressive increase of 11.3% bolstered by capital goods production, which grew by 17.7% over the previous year. The strong showing of the capital goods sector reflects the continuing momentum of the investment cycle. The Services sector posted a robust growth of 11.2% in line with the strong performance trend of the previous years. Agriculture sector recorded a relatively low growth of 2.7%.

The value of India's merchandise exports grew by 20.8% to touch USD 124.6 billion during the year. Exports clocked an impressive 21.6% growth for the first 8 months of the year but lost momentum thereafter due to a slowdown in the US economy and the appreciation of the Indian Rupee. India's trade deficit widened further to touch USD 56.7 billion, an increase of 40.6% over 2005/06, mainly on account of a sharp increase in the value of oil imports. However, net invisibles surplus on account of buoyant service exports helped ameliorate the impact on the current account. The overall position on external balances remains strong with foreign exchange reserves increasing by USD 47 billion during the year. The strong overall economic performance during the year was however accompanied by rising inflation. Several policy measures were announced in response, aimed at curtailing liquidity and improving supply side conditions. These included the increase in the repo rate and cash reserve ratio, duty free imports of wheat and pulses, and reduction in import duties on non-ferrous metals, cement, capital goods etc.

The strong investment momentum and high levels of business confidence justify the double-digit GDP growth aspirations set in the 11th Plan. High levels of economic growth are essential to realise the oft quoted demographic dividend through the creation of employment opportunities for the 9 to 10 million people expected to enter the job market annually, the majority of whom would be from rural India. However, economic growth does not necessarily translate to sustainable development. The manner of industrial growth so far has taken an immeasurable toll of finite natural resources, and yet left vast numbers of people in poverty. On the one hand, depletion of biodiversity resources – soil, water, air – has considerably increased the fragility of ecological balance. On the other hand, the declining rate of growth of agriculture has led to the present situation where nearly 60% of India's population shares less than 20% of its output. These dichotomies can be eliminated only if the challenges of inclusive growth, national competitiveness and environmental sustainability are addressed in an integrated fashion.

Over 75% of those below the poverty line reside in rural India. A comprehensive growth strategy for rural India, including the agricultural sector, is necessary to address the serious issues relating to sustainability and to enlarge effective domestic demand. Empowerment of the rural population has therefore assumed centrality in policy focus. Time bound programmes, such as Bharat Nirman, National Rural Employment Guarantee Scheme, Sarva Shiksha Abhiyan etc., and the emphasis on physical outcomes rather than on mere financial outlays, have the potential to contribute significantly to economic capacity creation at the grassroots and to create the right sentiment for enlarged participation of private entrepreneurship in the economic advancement of rural India.

In this context, your Company's pioneering e-Choupal initiative is a powerful illustration of linking business purpose with a larger societal cause. The e-Choupal leverages the power of the Internet to empower the small and marginal farmer with a host of services related to know-how, best practices, timely and relevant weather information, transparent discovery of prices and much more. This digital infrastructure is also increasingly being used for channelising services related to credit and insurance and can be extended to areas such as health, education and entertainment. It can also serve as a strong foundation for linking small and marginal farmers to the futures markets to facilitate farmer risk management. The access to e-Choupals, within walking distance from the farm gate, is supplemented through physical infrastructure – the ITC Choupal Saagar – which functions as a hub for a cluster of villages within tractorable distance. These made-to-design hubs also serve as warehouses, and as rural hypermarkets for a variety of goods. In effect, the e-Choupal infrastructure is potentially an efficient delivery channel for rural development and an instrument for converting village populations into vibrant economic organisations.

Growth agendas can become sustainable only if they include in their wake strategies to enhance ecological and social capital, thereby translating to development. In line with this philosophy, your Company is engaged in enlarging its contribution across all the three dimensions – economic, ecological and social – through investments in all its businesses and across the value chains, where feasible. Highlights of your Company's progress in pursuit of the 'triple bottom line' objectives are discussed in the sections that follow.

COMPANY PERFORMANCE

Your Company completed yet another year of strong performance with robust topline growth and high quality earnings. All business segments posted strong growth in revenues and enhanced their market standing, testifying to the robustness of the corporate strategy of creating multiple drivers of growth. This performance is even more satisfying when viewed in the light of the challenging business environment of the cigarette industry, incubation costs of the new FMCG businesses and the rural marketing initiatives and the gestation costs of fresh investments in the paperboards and hotels businesses.

Gross Turnover for the year grew by 20.2% to Rs. 19505 crores. Net Turnover at Rs. 12369 crores grew by 26.3% driven by the non-cigarette FMCG businesses, higher agri-business revenues and the continuing strong performance by the Hotels business. The non-cigarette portfolio grew by 37.6% during the year and now accounts for 52.3% of the Company's Net Turnover. Pre-tax profit increased by 20.1% to Rs. 3927 crores, while Post-tax profit at Rs. 2700 crores registered a growth of 20.8%. Earnings Per Share for the year stands at Rs. 7.19. Cash flows from Operations stood at Rs. 3402 crores during the year.

In order to strike a balance between the need to sustain strategic investments for a secure future and the annual expectation of shareholders for growing income, your Directors are pleased to recommend a dividend of Rs. 3.10 per share (previous year Rs. 2.65 per share) for the year ended 31st March, 2007. The cash outflow in this regard will be Rs. 1364.50 crores (previous year Rs. 1134.70 crores) including Dividend Tax of Rs. 198.21 crores (previous year Rs. 139.56 crores). Your Board further recommends a transfer to General Reserve of Rs. 1250 crores (previous year Rs. 1150 crores). Consequently, your Board recommends leaving an unappropriated balance in the Profit and Loss Account of Rs. 647.53 crores (previous year Rs. 562.06 crores).

PROFITS, DIVIDENDS AND RETENTION

(Rs. in crores)

	2007	2006
a) Profit Before Taxation and Exceptional Items	**3926.70**	3269.19
b) Income Tax	**1226.73**	988.82
c) Profit After Taxation Before Exceptional Items	**2699.97**	2280.37
d) Exceptional Items (net of tax)	—	(45.02)
e) Profit After Tax	**2699.97**	2235.35
f) Add : Profit brought forward from previous year	**562.06**	611.41
g) Surplus available for Appropriation	**3262.03**	2846.76
h) Transfer to General Reserve	**1250.00**	1150.00
i) Proposed dividend for the financial year at the rate of Rs. 3.10 per Ordinary Share of Re. 1/- each (previous year : Rs. 2.65 per Share)	**1166.29**	995.12
Income Tax on proposed dividend (2006 - including Rs. 0.02 crore for earlier years)	**198.21**	139.58
j) Retained profit carried forward to the following year	**647.53**	562.06
	3262.03	2846.76

FOREIGN EXCHANGE EARNINGS

Your Company continues to view foreign exchange earnings as a key priority. All businesses in the ITC portfolio are mandated to engage with overseas markets with a view to testing international competitiveness and seeking growth opportunities. The ITC Group's contribution to foreign exchange earnings over the last ten years amounted to nearly USD 2.8 billion, of which agri exports constituted nearly 65%. Earnings from agri exports is an indicator of your Company's contribution to the rural economy through effectively linking small farmers with international markets.

During the financial year 2006/07, your Company, its subsidiaries and the ITC Welcomgroup hotel chain together earned Rs. 2444 crores in foreign exchange. Direct foreign exchange earned by your Company amounted to Rs. 2283 crores. Your Company's expenditure in foreign currency amounted to Rs. 1219 crores, comprising purchase of raw materials, spares and other expenses at Rs. 737 crores, and import of capital goods at Rs. 482 crores.

Details of foreign exchange earnings and outgo are provided in Schedule 19 to the Accounts.

BUSINESS SEGMENTS

A. FAST MOVING CONSUMER GOODS

FMCG – Cigarettes

Your Company's uncompromising commitment to providing superior value to consumers through world-class products helped in sustaining its leadership position in the cigarette industry. The year also saw significant growth in exports, with sales increasing by nearly 60% over the previous year.

In line with your Company's mantra of continuous and consistent offering of value added world-class products to the Indian consumer, a unique IT-enabled 'Six Sigma' based product development process was implemented during the year. This strategic intervention enabled the launch of several key initiatives across the brand portfolio in terms of pack modernisation, limited edition offerings in different flavours and the introduction of 'Silk Cut' in the King Size and Regular Filter formats. The success of these initiatives is evidenced by the significant enhancement of your Company's market standing in the Premium categories and higher market shares in all segments in key competitive markets across the country. Strategies borne out of deep consumer insights nurtured by your Company and supported by substantial investments have resulted in three of your Company's brands featuring, once again, amongst the top 5 FMCG brands in India.

In keeping with the policy of maintaining global standards across the value chain, your Company continued to induct state-of-the-art and cutting-edge technology in its manufacturing facilities such as high speed cigarette making and packing machines, round corner/beveled edge packers and automatic filter feed systems. Capability augmentation like in-house expanded tobacco manufacture at the Bangalore facility has already started delivering considerable cost reduction and import substitution benefits. Your Company's tobacco research laboratories obtained the ISO/IEC 17025 Certification from the National Accreditation Board for Testing and Calibration Laboratories (NABL) earning international recognition for your Company's R&D capabilities from the scientific and regulatory communities.

The EHS initiatives of your Company continue to be acknowledged by international and national bodies. All the four production facilities have once again won the 'RoSPA Gold Award' conferred by the Royal Society for Prevention of Accidents as well as the 'Five Star Rating' by the British Safety Council. The Munger, Bangalore and Saharanpur units were awarded the 'Greentech Safety Gold Award', whilst the Bangalore and Saharanpur facilities also won the 'Sword of Honour' from the British Safety Council. The Kolkata, Bangalore and Munger units were conferred the 'Greentech Environment Excellence Award'. In addition, the Bangalore factory was honoured with the 'Platinum Standard for Outstanding Achievement in Safety Management' by the Greentech Foundation, 'Safety Innovation Award 2006' by the Institution of Engineers and the 'Unnatha Suraksha Puraskara' by the National Safety Council (Karnataka Chapter). The Munger factory won National Awards for Excellence in Water and Energy Management from CII, while the Kolkata unit was awarded the 'CII SHE Award' for Occupational Health and Safety by CII Eastern Region, the 'Environment Excellence Award' by the Indian Chamber of Commerce and West Bengal Pollution Control Board and the '1st National Security Today Award' for the Best Maintained Fire Safety System.

A major cause for concern, however, remains the severe taxation and regulatory milieu for cigarettes in India. Cigarettes continue to be discriminated against cheaper and revenue inefficient tobacco products like bidis and chewing tobaccos. Excise duty rates on cigarettes were increased for the second successive year. However, while duty rates on cigarettes went up in excess of 6% in the Union Budget 2007, the same were left unchanged in respect of most of the other tobacco products. Moreover, with effect from 1st April, 2007, cigarettes have been brought under the ambit of Value Added Tax (VAT) by the States at a rate of 12.5% on invoice price, without a reduction/set off in excise duties collected in lieu of State level sales tax. Such a move is against the opinion of Expert Committees on taxation which have, for more than a decade, repeatedly and consistently recommended the exclusion of cigarettes from ad-valorem duties in favour of a single-point specific excise duty structure.

Since taxes already constitute around 130% of the net realisation value of cigarettes, the combined impact of the 6% increase in excise duty and the imposition of 12.5% ad-valorem VAT is equivalent to a 33% increase in excise tax incidence on cigarettes – the highest ever increase that the industry has faced. Bidis, on the other hand, have been exempted from VAT by most States. An ad-valorem levy such as VAT on a highly taxed product like cigarettes can have grievous consequences on the livelihood of more than a million farmers and farm-workers. It is pertinent to note that studies conducted by the Central Tobacco Research Institute (CTRI) have established that the Indian flue cured Virginia tobacco farmer does not, as yet, have an alternative to a remunerative crop like tobacco.

Apart from the distressing impact on farmer livelihoods, such punitive ad-valorem taxes will also severely restrict the ability of manufacturers to offer world-class products to the Indian consumer.

As evidenced in the past, as cigarettes become more and more expensive due to increasing levels of taxation, tobacco consumption migrates to cheaper, revenue inefficient products like bidis and chewing tobaccos. This phenomenon sub-optimises the economic value per unit of tobacco consumption since the revenue yield from the other tobacco products is low and is declining in spite of an increase in consumption. This is borne out by the following:

Tobacco Consumption in Cigarette & Other Forms

(Million Kgs.)

Year	Cigarettes	Others	Total
1981/82	86 21%	320 79%	406
2005/06	76 15%	417 85%	493
Difference	-10	+97	+87

Source : USDA & Tobacco Institute of India

Excise Duty Collected from Tobacco Products in India

(Rs. Crore)

Product	2001/02	2002/03	2003/04	2004/05	2005/06	Cumulative Growth (%)
Cigarettes Growth	5342 -0.8%	5427 2%	5662 4%	6185 9%	7242 17%	36%
Other Tobacco Products Growth	1384 NA	1284 -7%	1152 -10%	1134 -2%	1134 —	-18%

Source : Answer to Rajya Sabha unstarred question no. 4242 dated May 3, 2005 and Tobacco Institute of India.

The difference in the effective tax rates between various classes of tobacco products needs to be reduced in a manner that maximises economic value and contribution to the Exchequer from the tobacco sector, even in a shrinking basket of overall tobacco consumption. As highlighted in the past, sustainable tax buoyancy can be realised only by expanding the tax base as evidenced by the experience of China where, despite their per capita incomes being twice as much as India's, rates of taxes on cigarettes are much lower than those in India, resulting in the Chinese tobacco sector generating as much as ten times the revenue collection from the Indian cigarette industry.

Historically, highly taxed products like cigarettes are prone to smuggling by unscrupulous international players. It is apprehended that the tax arbitrage opportunity, which is already extremely attractive, will now be enhanced by the imposition of VAT, encouraging an even greater level of smuggling of cigarettes into India. Smuggled international brands already account for about 7% of the market and cost the exchequer approximately Rs.2000 crores by way of foregone taxes and foreign exchange outflow. This is bound to increase.

The scales are heavily tilted against the domestic cigarette industry on the regulatory front also. The provisions of the Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003, (COTPA), require that the packages of all tobacco products manufactured in the country must bear pictorial health warnings. Since the bulk of tobacco products, apart from cigarettes, are manufactured in the unorganised sector, the provisions of COTPA will, in effect, apply mainly to domestic cigarette manufacture. While smuggled stocks will, in any case, not bear such warnings, most other tobacco products could also escape these stringent legislative requirements. This will give a further fillip to the contraband market in India. While these provisions of COTPA were notified to be effective from 1st June, 2007, in response to representations from stakeholders in the industry, implementation has now been deferred to enable a Committee of Ministers to examine the issues arising from these provisions and make suitable recommendations to the Government. It is hoped that the Committee will take on board the views of all segments of the tobacco industry before framing its recommendations to ensure a fair and equitable legislative climate for all tobacco products.

India is the third largest tobacco producer in the world. Millions of people depend on this crop for their livelihood – directly and indirectly. The plight of farmers in 2000/01, when, for the first time in India's history a tobacco crop-holiday was declared, is still fresh in public memory. Thereafter, relative stability in taxation has helped the farmers regain some of the lost ground. Farmer realisations improved significantly last year alongwith considerable growth in exports of tobacco and tobacco products. As noted in the Report on Tobacco Control in India, Ministry of Health and Family Welfare, 2004 - "Tobacco occupies a prime place in the Indian economy on account of its considerable contribution to the agricultural, industrial and export sectors". Unfortunately, harsh fiscal legislation, over time, coupled with a discriminatory regulatory framework has led to the unintended consequence of sub-optimisation of the economic potential of this important crop.

While your Company continues to comply with the statutes in letter and in spirit, it is also engaged in dialogue with governmental agencies and policy-makers on an ongoing basis for formulation of equitable and inclusive tobacco control and taxation policies that address the interests and concerns of all stakeholders in an even-handed and sustainable manner.

As mentioned in last year's Report, the Honourable Supreme Court declared the various State luxury tax levies on cigarettes and other goods as unconstitutional. The Court further directed that if any party, after obtaining a stay order from the Court, had collected any amount towards luxury tax from its customers/consumers, such amounts should be paid to the respective State governments. Since your Company had not charged or collected any amounts towards luxury tax during the relevant period, there is no liability on the Company in this regard. However, the State of Andhra Pradesh has filed a contempt petition in the Supreme Court claiming a sum of about Rs. 323.25 crores towards luxury tax, and a further sum of about Rs. 261.97 crores towards interest, on the allegation that your Company had charged and collected luxury tax from its customers, but in view of a stay order passed by the Court on 1st April, 1999, did not pay the tax to the Government. The State's contention is baseless, contrary to facts and is also contrary to the assessment orders passed by the State luxury tax authorities consistently holding that the Company, right from 1st March, 1997, did not charge or collect any amount towards luxury tax from its customers. Accordingly, the State's petition is being contested.

The year ahead, however, presents an extremely challenging operating ambience. In view of the bleak taxation and regulatory scenario for tobacco, exacerbated by debilitating discontinuities like VAT etc., it is quite likely that industry volumes will be under pressure. Your Company though is confident that its leadership position can be retained, even in a shrinking basket of tobacco consumption, by the vitality of its strategies and the continuing loyalty of its value seeking consumers.

FMCG – Others

As discussed in detail in earlier years' Report of the Directors, it is the strategic intent of your Company to secure long-term growth by synergising and blending the diverse pool of competencies residing in its various businesses to exploit emerging opportunities in the FMCG sector. Your Company remains bullish on the prospects of the FMCG sector. The key demand drivers for FMCG products in India include rising disposable incomes and a favourable demographic profile; the relatively low levels of per capita consumption and penetration of these products; growing urbanisation; growing population of working women and the increasing penetration of organised retail.

During the year under review, your Company continued to rapidly scale up the newer FMCG businesses comprising Branded Packaged Foods, Lifestyle Retailing, Greeting, Gifting & Stationery and Safety Matches & Incense Sticks (Agarbattis).

It is a matter of deep satisfaction to report that your Company continues to be the number one FMCG Company in the country in terms of distribution reach. Your Company services the largest number of markets and retail outlets in the FMCG sector across the country. This formidable distribution infrastructure is the result of strategic initiatives including deeper penetration into grocery and modern format stores, strengthening of the stationery channel and expansion of the e-Choupal based rural distribution model.

The Segment Report set out in Schedule 20 to the Accounts reflects the outcome of this rapid scaling up. Segment Revenues grew by 68% over 2005/06 to touch Rs. 1704 crores during the year. The table below illustrates the rapid growth of these businesses over the last few years:


Rs crs
FMCG 'Others'
Sales (Rs Crs)
PBIT/Sales % (RHS)
1800
1500
1200
900
600
300
0
(120)
(100)
(80)
(60)
(40)
(20)
0
(112)
(57)
(35)
(17)
(12)
109
304
563
1013
1704
2002-03
2003-04
2004-05
2005-06
2006-07

Segment Results reflect the gestation costs of these businesses largely comprising costs associated with brand building, product development and infrastructure creation. Highlights of progress in each category are set out below.

Branded Packaged Foods

The Branded Packaged Foods business continued to expand rapidly with sales recording an impressive growth of 51% over the previous year. The range of offerings now comprises more than 150 distinct food products under six brands. Your Company's unwavering commitment to internationally benchmarked quality standards enabled it to further enhance the market standing of all its brands. In terms of consumer spend, 'Aashirvaad' and 'Sunfeast' have both become more than five hundred crore rupee brands within a short span of time.

The year marked your Company's foray into the fast growing Rs. 1900 crores organised Salty Snacks market with the launch of the Bingo! range of potato chips and finger snacks. The launch, initially comprising 16 highly innovative and differentiated flavours, is backed by extensive market research leading to crafting of products/variants customised for the Indian palate. Your Company is confident of redefining this category on the strength of its insightful understanding of consumers, a robust product development strategy bolstered by the culinary expertise residing in the Hotels business and a strong sales and distribution network. Your Company's strong farm linkages ensuring access to high quality and select grades of potatoes is a distinct source of sustainable competitive advantage.

Sales in the Biscuit category grew by 55% over the previous year. The 'Sunfeast' range stood further expanded with the launch of 'Sunfeast Special' biscuits in select markets in the fast growing mid-price creams segment and the extension of mid-price cookies to target markets. The year also saw the launch of three exciting variants in the premium creams segment and the FITKIT range of products endorsed by Sachin Tendulkar in two unique variants. On the manufacturing front, the business expanded its production capacity by adding facilities in two more locations. Product mix continued to improve driven by enhanced sales of value added products like Creams, Cookies etc. which aided, albeit only partially, in neutralising the impact of an unprecedented increase in input costs.

The Union Budget 2007 has withdrawn excise duties on biscuits with retail sales price not exceeding Rs. 100 per kg. However, since Biscuits form a good source of nutrition particularly for children, lower income groups and the rural population, it would be highly desirable to withdraw excise duties on the entire biscuits category, as has been done in respect of other food products such as noodles, traditional sweets, namkeens etc.

In the Staples category, 'Aashirvaad Atta' grew from strength to strength with impressive gains across regions. The brand now commands a 52% market share amongst national branded players and is the clear market leader in most major markets. 'Aashirvaad Select', the premium atta offering, which was extended to target markets during the year met with very good consumer response. Spices volumes were scaled up, leveraging the equity of the 'Aashirvaad' brand.

In the Confectionery category, 'Candyman' and 'Mint-o', registered strong growth with sales growing by nearly 51% over the pervious year driven by Eclairs, Cofitino and the new variants launched during the year viz. Natkhat Mango and Maha Mango. The business added incremental capacity during the year to meet the enhanced business volumes. Significant progress was made during the year in the area of new product development with a slew of products ready for launch going forward.

Product portfolio was further expanded in the Ready-to-Eat segment with the introduction of twelve new products in the domestic market under the 'Kitchens of India' (KOI) banner. Exports of KOI products were also scaled up during the year. The brand is now available in USA, UK, Switzerland, Canada, Australia and Germany. The availability of KOI products stood significantly enhanced in leading US retail chains such as Whole Foods, Kroger, Wild Oats etc. providing a strong platform for future growth. Product range in the Pasta segment was also augmented with the launch of 'Sunfeast Benne Vita' in four innovative variants.

Your Company will continue to rapidly scale up the Branded Packaged Foods business drawing upon the agri-sourcing strength of the e-Choupals, in-house cuisine expertise, product development capabilities and branding, sales & distribution competencies to establish itself as the 'most trusted provider of food products in the Indian market'.

Lifestyle Retailing

The market standing of the Lifestyle Retailing business stood significantly enhanced with an impressive 52% growth in sales during the year. Both the premium and the popular segments registered handsome growth. The export segment also grew significantly during the year.

In the premium segment, the business continued to expand consumer franchise with strong sales growth across its portfolio, viz. the 'Classic' range of formal wear, 'Wills Sport' relaxed wear and 'Wills Clublife' evening wear. The brand's association with high fashion and premium imagery stood reinforced with the resounding success of the 'Wills Lifestyle India Fashion Week' the country's most prestigious lifestyle event. As part of the 'Ramp to Racks' initiative, the business in collaboration with some of the leading designers of the country successfully introduced the 'Wills Signature' range of designer wear in select 'Wills Lifestyle Stores'. These product offerings have met with excellent response from discerning consumers. The 'Wills Lifestyle' range was further augmented during the year with the extension of 'Essenza Di Wills', an exclusive line of prestige fragrance and bath and body care products, to select 'Wills Lifestyle' stores. The products have met with very encouraging response from quality conscious consumers.

The business continued to post significant improvements in several operating indices such as average realisations, footfalls/conversion and sell through rates. The customer privileges programme saw a 66% increase in membership. Superior visual merchandising and world-class in-store services enhanced consumer experience, aiding substantial increase in customer loyalty. The 'Wills Lifestyle' range is currently available in over 200 locations through 'exclusive brand outlets' (EBOs) and 'shop-in-shops'. Plans are afoot to rapidly enhance the retail footprint primarily through opening new stores in identified upcoming malls.

In a clear recognition of its enhanced market standing, 'Wills Lifestyle' was named a 'Superbrand' by the Superbrand Council of India and honoured with the 'Retailer of the Year' award at the Idea Zee Fashion Awards.

In the popular 'Youth' segment, 'John Players' delivered a strong performance leveraging its youthful and fashionable product range and a significantly enhanced presence across target outlets. The celebrity association with style icon Hrithik Roshan created high buzz for the brand among its youthful target audience, mobilising high degree of trials and garnering enhanced consumer mind share. The launch of the 'signature line' of glamour wear incorporating the fashion preferences of the brand ambassador, gave the brand portfolio its edgy face. The brand continued to earn industry recognition winning the 'The Most Admired Fashion Campaign of the Year' at the Images Fashion Awards 2007.

'John Players' has now established a strong pan-India presence with availability at over 170 Flagship Stores and 1,700 Multi Brand Outlets. The number of 'exclusive brand outlets' in which the brand is available doubled during the year with a trebling of the associated retail space. The business is in the process of significantly scaling up retail presence primarily in high potential catchment malls.

The business continued to actively pursue opportunities in the Exports arena consolidating the existing customer base and establishing long-term partnerships with high potential customers. During the year under review, the business established an exclusive manufacturing arrangement with a state-of-the-art unit which, coupled with an expanded product portfolio, enabled a threefold increase in export turnover.

The business continues to focus on increasing the fashion quotient of its offerings and delivering world-class products. Towards this end, the business continues to invest in enhancing capability in the areas of design and product engineering. Recent investments in Information Technology are being effectively leveraged to obtain real time information visibility across segments with a view to improving operational effectiveness and customer intimacy.

Greeting, Gifting and Stationery Business

The Stationery business was significantly scaled up with sales doubling over the previous year. This growth was fuelled by the flagship brand 'Classmate', which has become India's leading and most widely distributed notebook brand in a relatively short span of time, garnering a share of 16% in the branded segment of the market.

'Classmate' offers school and college students a memorable writing experience with the superior 'Alfa Plus' paper used in these notebooks, custom manufactured at the Bhadrachalam Unit. 'Alfa Plus' is India's first Elemental Chlorine Free (ECF) paper with superior whiteness, brightness and smoothness characteristics compared to other writing and printing papers in the market.

During the year, the business enlarged the scale and scope of its 'Classmate Connect' school contact programme. The 'Classmate Young Author Contest 2006' covered 5,000 schools across 34 cities and reached out to 200,000 students, making it the largest literary event in the national school calendar. Associated events like the 'Classmate Young Artist Contest 2006' and panel discussions with eminent educationists were held in selected cities. In line with its 'Citizen First' philosophy your Company contributes Re. 1/- towards its rural development initiatives for every notebook sold.

During the year, a new designer range was unveiled under the premium stationery brand, 'Paperkraft', targeted at discerning executives and college students. The range is available at all leading modern format stationery stores.

The Greeting & Gifting segment continues to be impacted by mobile telephony and messaging services. However, 'Expressions' remains a leading brand in this value added segment. With the growing footprint of modern format retail, the business plans to enlarge its presence in the gifting segment.

During the year, the business outsourced its products from over twenty small-scale units across the country. The business remains committed to aiding small-scale units to enhance the quality of their products and delivery capability to meet the growing demand for its brands.

The Greeting, Gifting & Stationery Business continues to enjoy ISO 9001:2000 certification in recognition of its quality systems and processes. The logistics infrastructure was enhanced during the year to capture cost and distribution efficiencies.

Growing levels of literacy, favourable demographics, and increased budgetary allocation under the Government's 'Sarva Shiksha Abhiyan' programme augur well for the growth of branded notebooks. Accordingly, your Company plans to scale up the notebooks business significantly by offering a superior and differentiated product range, leveraging the investments in incremental paper manufacturing capacity currently underway and a strong distribution network.

Safety Matches

The Safety Matches business recorded robust growth during the year through continued focus on new product development, product quality and enhanced product availability. The business gained significantly during the year from synergy benefits accruing from the recent acquisition of Wimco Ltd. by Russell Credit Ltd., a wholly owned subsidiary of your Company. Synergies in the form of a stronger combined brand portfolio, rationalisation of sales & distribution, supply chain efficiencies, improved servicing of proximal markets, freight optimisation, greater access to better quality critical raw materials etc. have resulted in significantly enhanced market standing. The business continues to support the small-scale sector through technical and management inputs to improve their product quality and processes. Progress was made on the export front with initial shipments to certain African markets.

Implementation of a uniform taxation policy with a view to providing a level playing field to all manufacturers would enable investments towards modernising this industry. This would not only help the industry in improving its global competitiveness but also provide a safer working environment for the large number of people engaged in this industry.

Incense Sticks (Agarbattis)

Market standing of the 'Mangaldeep' brand of incense sticks (agarbattis) stood further strengthened with sales recording robust growth during the year driven by improved distribution reach and the launch of 11 new products (7 at regional level and 4 at national level). During the year, the 'Mangaldeep' brand was also exported to 11 countries including USA & South Africa. The business also commenced exports of incense sticks sourced from units in the small-scale and cottage sector leveraging the marketing services and large overseas presence of the Exim Bank of India.

In pursuance of its abiding social commitment, your Company continues to partner with small and medium enterprises to help them raise their quality and process standards. Six agarbatti manufacturing units have received ISO 9001:2000 certification till date, a pioneering effort in the incense sticks industry, aided by process and technical inputs from your Company. The support provided by the business also enabled one of its suppliers to obtain membership of the International Fair Trade Association, Netherlands. The business continued its collaboration with various NGOs in Bihar, Karnataka, Pondicherry and Tamil Nadu to provide vocational opportunities to rural youth and economically disadvantaged women in keeping with the Company's commitment to the 'triple bottom line'. Sourcing from Khadi & Village Industries Commission (KVIC) approved units continued during the year.

FMCG – Future Direction

Your Company seeks to aggressively scale up the FMCG initiatives and expand the portfolio including entry into the Home and Personal Care market. This is sought to be achieved through a combination of synergistic collaboration among the various businesses, significant investments in brand building and further enhancement of supply chain and sales & distribution capabilities. These interventions combined with your Company's state-of-the-art information technology transaction backbone and the e-Choupal rural distribution network, provide the basis for a low cost, broadband fulfilment capability for consumer products. Over the medium to long term, these initiatives are expected to provide the basis for sustainable growth in shareholder value by establishing your Company as the leading FMCG player in the country.

B. HOTELS

The hotel industry witnessed another year of robust growth aided by the continued strong performance of the Indian economy and the country's rising popularity as one of the world's most popular tourist destinations. Foreign tourist arrivals were buoyant, touching 4.43 million in 2006 representing a growth of 13% over the previous year. The strong growth trend has been sustained during the first quarter of 2007 with foreign tourist arrivals recording an impressive increase of 14.4% over the same period last year. Foreign exchange earnings from tourism are estimated to touch USD 6.86 billion during 2006/07 – an increase of 15.6%. Domestic tourist visits also posted a handsome growth of 10% approximately in 2006 to touch 420 million.

Besides generating valuable foreign exchange, the tourism industry has a large economic multiplier impact and provides significant employment opportunities. The contribution of the tourism sector in India is still relatively low when compared to China and some of the South-East Asian nations as illustrated by the following table:

	% Share of World Travel & Tourism Demand^	Travel & Tourism Economy as % of Total GDP	Travel & Tourism Economy Jobs as % of Total Employment
WORLD	**100.0**	**10.4**	**8.3**
China	6.2	12.2	9.4
India	**0.9**	**5.4**	**5.5**
Malaysia	0.5	13.3	11.4
Singapore	0.5	10.7	8.8
Thailand	0.7	14.9	11.3

^Travel & Tourism Demand => Economic activity
Source : The 2007 Travel & Tourism Economic Research of the World Travel & Tourism Council

As evident from the table above, India's share in the World Travel & Tourism demand remains extremely low. The country is not able to service even this miniscule share to full guest satisfaction due to demand-supply mismatch and infrastructural inadequacies. The number of approved hotel rooms in the country is estimated at 110,000 (including approved projects) of which around 30% is in the 5 Star/Luxury segment – a woefully inadequate capacity and lower than even some of the much smaller South-East Asian countries like Singapore, Malaysia and Thailand. It is estimated that India would need an additional 50,000 rooms in the next 2 to 3 years to cater to the projected tourist arrivals into the country.

The potential of the tourism industry to contribute to India's economic growth is increasingly being recognised in several policy initiatives. As per the 'Approach Paper of the 11th Five Year Plan', the tourism sector has the potential to generate 27 million additional jobs in the country during the Plan period. The launch of the 'Incredible India' campaign, increase of budgetary allocation for the Ministry of Tourism in recent years, adoption of the 'open skies' policy to augment airline capacity, increased focus on infrastructure including privatisation of the airports in New Delhi and Mumbai and the planned airport upgradation projects across the country augur well for the industry and would contribute to realising the full economic potential of the tourism sector. However, heightened demand for land at suitable locations especially from real estate players for multi-use development and the consequent steep escalation in prices remains a key concern for hotel companies wanting to set up greenfield projects.

During the year, the hotels business posted yet another impressive performance with segment revenues growing by 26% to touch Rs. 986 crores driven by better room rates, improved occupancies and food & beverage sales. Gross Operating Profit (PBDIT) grew 30% over the previous year to touch Rs. 412 crores during 2006/07, while segment results (PBIT) at Rs. 351 crores grew 36% over the previous year. These impressive results make your Company's hotels business the fastest growing among the major hotel chains in the country both in terms of revenues and profits. Additionally, the hotels business is a clear leader in terms of operating efficiency as measured by the ratio of PBDIT to Net Income.

The year also marked a significant development with ITC-Welcomgroup entering a new phase in its collaboration with Starwood Hotels & Resorts through a new franchise agreement. As per the agreement, ITC-Welcomgroup has an exclusive partnership with Starwood for use of its premium brand, the 'Luxury Collection', in India. The seven hotels which carry this premium brand are: ITC Maurya in Delhi, ITC Maratha in Mumbai, ITC Sonar in Kolkata, ITC Grand Central in Mumbai, ITC Windsor in Bangalore, ITC Kakatiya in Hyderabad and ITC Mughal in Agra. With this new tie-up, these ITC-Welcomgroup hotels have joined the list of exclusive properties world-wide that are part of Starwood's 'Luxury Collection'. Globally recognised as a unique brand, the 'Luxury Collection' consists of 60 premium properties spread across the globe. The 'Luxury Collection' brand philosophy of offering unique experiences indigenous to their destination complements ITC-Welcomgroup's own ethos of being rooted in the Indian tradition of warm, personalised hospitality. The arrangement has also rebranded WelcomHotel New Delhi as a 'Sheraton' property.

In line with the strategy of maintaining the contemporariness of its properties, the business completed several renovation/product upgradation programmes during the year. Key initiatives included renovation of guest rooms and suites at ITC Maurya, ITC Grand Kakatiya and a new health Spa at ITC Mughal Sheraton. The business also extended the coverage of the 'Six Sigma' Quality initiatives across a larger number of properties, people and processes with a view to further enhancing the service edge.

Buoyed by the impressive performance and the emerging opportunities in this industry, your Company has embarked on an aggressive investment led growth plan. Construction activity in respect of the new super-deluxe luxury hotel at Bangalore is progressing as per plans. Substantial progress has also been made in developing project plans and obtaining requisite approvals for a new property at Chennai.

The ITC-Welcomgroup chain, with its globally benchmarked levels of product and service excellence and customer centricity is well positioned to not only sustain its leadership position in the industry, but also emerge as the largest hotel chain in the country over the next few years.

C. PAPERBOARDS, PAPER AND PACKAGING

The Paperboards, Specialty Paper and Packaging segment recorded yet another year of strong performance. As set out in the Segment Report annexed as Schedule 20 to the Accounts, segment revenue grew by 11% to touch Rs. 2100 crores while segment results improved by 19% to Rs. 417 crores. The segment generated strong operating cash flow of Rs. 539 crores.

Paperboards & Specialty Papers

Production during the year touched 390,458 MT as compared to 365,819 MT in 2005/06. Sales of value added paperboards (VAP) grew by 15% over last year to touch 139,155 MT in line with the strategy of enriching the product mix. Growth in sales of Specialty Papers was driven mainly by the Decors segment. Apart from making further progress in reducing water and energy consumption, the business took rapid strides towards achieving 'zero solid waste' status.

During the year, the business won the prestigious 'IPMA Paper Mill of the Year' Award 2005/06.

Further, the Bhadrachalam mill continued to win industry recognition including the 'Greentech Environment Excellence Gold Award', the 'CII National Award for Excellence in Energy Management' 2006, the 'Best Innovative Project' award from CII and the 'CII National Award for Excellence in Water Management'. The units at Bollaram and Tribeni also won the 'Five Star' rating by the British Safety Council.

The size of the Indian paper and paperboards industry is estimated at 8.06 Million Tons Per Annum (MTPA) comprising Writing & Printing paper (2.44 MTPA), Newsprint (1.48 MTPA), Specialty papers (0.28 MTPA), Industrial paper (3.85 MTPA) of which the paperboards segment constitutes approximately 1.13 MTPA. (Source: CrisInfac)

The Indian paper and paperboards industry is estimated to have grown by approximately 7% during the year, well above the world average of 2%, driven by strong growth in the economy, increasing sophistication of the Indian consumer and the emergence of packaging as a key driver of product differentiation. The value added paperboards segment catering primarily to the packaging needs of the pharma, personal products and foods sectors, continued to grow at a substantially faster pace of approximately 20%. Robust economic fundamentals, increased consumer spending and improvement in conversion technology are expected to drive per capita consumption of paper and paperboard from the current 7 kgs. per annum to progressively approximate the world average of over 55 kgs. per annum.

The global paper and paperboards industry is increasingly viewing Asia as the growth engine. Most of the major players have taken up large manufacturing positions in South-East Asia and China. Likewise, the Indian industry is expected to witness heightened competitive activity in the ensuing years. High growth prospects and a regime of reducing import duties could combine to make India an attractive destination for most international majors. This threat coupled with the rise in input costs would call for increased focus on cost competitiveness. The business, with its integrated operations comprising the state-of-the-art Elemental Chlorine Free (ECF) pulp mill and paperboards manufacturing facilities, is uniquely positioned to effectively compete and tap the full growth potential of this industry.

Your Company is the clear market leader in the domestic paperboards market commanding a share of over 30% in value terms. Further, it is the only player in the premium value added paperboard segment with the significant advantage of integrated pulping operations. In respect of Specialty papers, the business is a major player in the Cigarette Tissue segment with a market share of 77% and is fast expanding its presence in the high growth Décor and Insulating grades segments.

As reported in last year's Report of the Directors, the business is progressing two major capacity augmentation projects comprising (a) a 90,000 TPA paperboard machine and (b) a 100,000 TPA paper machine for manufacturing uncoated paper including branded copier grades. The business made good progress in each of these areas and is confident of commissioning the machines as per project timelines i.e. in 2008/09. The possibility of setting up a greenfield project for foraying into the coated woodfree paper market is also being actively explored.

The business continues to focus on the critical areas of pulp and energy, which are the two main components of product cost. The state-of-the-art ECF pulp mill, the only one of its kind in the country, is a source of sustainable competitive advantage to the business. The superior quality of the ECF pulp has enabled expansion of the market for value added paperboards. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboards. During the year, the business made substantial progress in respect of the pulp capacity expansion project. The new pulp mill, which would more than double existing capacity, is expected to come on stream during the second half of 2007/08.

Your Company's energy management expertise is a source of distinct competitive advantage in the Indian market. About 95% of the energy requirements of the production units are being met out of captive co-generation.

Your Company has over the years, leveraged its bio-technology capability to make available high-yielding eucalyptus and subabul clones and seedlings along with extension services to farmers engaged in plantation of pulp wood on their marginal wastelands. The quality of these clones and seedlings, developed in-house, has been tested for effectiveness over the last 12-13 years in nearly 65,000 hectares of plantations. During the year, the plantation programme was scaled up with the addition of 23,800 hectares under coverage, of which over 60% was in the command area of the Bhadrachalam mill. Plans are afoot towards scaling up plantation activity to touch the 100,000 hectares mark by the end of the decade. These enhanced levels of plantation activity would be critical to support the envisaged scale of operations going forward including the planned expansion of pulping capacity as mentioned earlier and be a source of sustainable competitive advantage in the years to come. Your Company is also actively collaborating with the Council for Scientific and Industrial Research (CSIR) to develop low-lignin high-yield pulpwood species.

Your Company is committed to a unique wood fibre strategy that seeks to address the competitiveness of the paperboards value chain while simultaneously contributing to the broader issues of wasteland development and rural employment. Sustained commitment to this unique strategy encompassing the farming community, extension service providers, research agencies and your Company will increase access to cost-effective fibre while contributing significantly to the restoration of ecological balance by bringing degraded lands into productive use. In this context, your Company continues to represent to policy makers to introduce appropriate amendments to the Forest Conservation Act, 1980 and related Rules with a view to permitting the industry to use degraded forest land for afforestation linked to the end-use of such wood. An enabling policy framework that would inter-alia promote public-private partnerships towards development of degraded forest lands would go a long way in serving the twin objectives of enhancing the competitiveness of the paper and paperboards industry and creating sustainable economic activity in rural India.

The business with its enhanced capacity and competitive ability backed by a range of world-class products and an all pervasive culture of innovation, is well poised to sustain its leadership position in India and establish itself as a major player in the Afro-Asian region.

Packaging and Printing

The Packaging & Printing business is the leading provider of value added paperboard packaging in the country. The business supports the competitiveness of your Company's cigarette and other FMCG businesses through discerningly superior and innovative packaging solutions.

The business made significant progress in its capacity expansion projects. The new facility at Haridwar was completed during the year, adding manufacturing capacity both in the paperboard cartons and flexibles segments. This state-of-the-art facility would enable the business to service the growing needs of your Company's Foods business and also facilitate cost-effective and efficient servicing of external customers. Investments in the Chennai unit towards enhanced packaging capabilities and superior technology were completed. These investments would support the growing requirements of the Cigarettes and other FMCG businesses and also provide high quality packaging to external customers.

The factories at Munger and Chennai maintained their high standards in Environment, Safety and Quality Management during the year. The Chennai Unit received the 'Sword of Honour' from the British Safety Council and the National Safety Council (TN) Appreciation Award for Safety. The Munger Unit received the 'RoSPA Gold Award' and the 'Greentech Environment Excellence Award'.

The Chennai Unit, which has already achieved Level 7 of the International Quality Rating System (IQRS) as audited by Det Norske Veritas (DNV), is poised to progress to Level 8 in the coming year.

Given the growing need for high quality packaging, both in the cartons and flexibles segments, the investments made by the Business in capacity enhancement and capability building will be leveraged effectively to score rapid revenue growth.

D. AGRI BUSINESS

Cigarette Leaf Tobacco

The global production of Flue Cured tobaccos declined marginally during 2006 primarily due to lower crop size in China, Brazil and the European Union. While the overall oversupply situation in Flue Cured stocks partially eased, demand for flavourful styles remained strong. Production of Burley and Oriental tobaccos remained steady with continuing demand for superior filler and classical styles respectively.

The trend of mergers, acquisitions and privatisation continued during the year leading to re-alignment of sourcing strategies and enhanced bargaining power of international manufacturers. With most EU countries implementing decoupling of subsidies on tobacco in a phased manner upto 2010, the EU crop size is expected to reduce substantially in the ensuing years resulting in an opportunity for low-cost tobacco producing countries including India.

Product integrity issues such as leaf chemistry, pesticide residue levels, Non-Tobacco Related Matter (NTRM) continue to be the focal point of customers necessitating compliance with globally benchmarked product integrity and traceability protocols. The trend of increasing use of blend adjuncts such as reconstituted tobacco and expanded tobacco continued to spur demand for low value by-products.

Farm prices witnessed a firm increase of 24% during the year due to robust global demand for Indian tobaccos on the one hand and a less than commensurate increase in crop size, on the other. With severe competitive pressures, both in overseas and domestic markets, balancing the twin objectives of sustaining remunerative farmer returns and remaining competitive in the market place constitutes a key challenge for your Company. Accordingly, the business is focusing its efforts to develop high quality and high yielding hybrid seeds, which will improve the farm productivity thus ensuring higher returns for the farmer and competitive prices for the customer.

Leaf tobacco exports from India grew by 9% during 2006/07 sustaining the steady growth trend witnessed over the last few years. However, despite being one of the largest producers of tobacco in the world, India's share of global tobacco trade remains meagre at approximately 7%. As highlighted in previous years' Report of the Directors, a stable, fair and equitable cigarette taxation policy would be imperative to provide a strong domestic demand base to the Indian farmer, insulating him from the volatilities typically associated with international markets. Such a taxation policy would be the key catalyst in realising the full economic potential of the tobacco sector in India.

Despite the challenges, the business grew its tobacco exports by an impressive 21% by value to touch an all-time high. This sterling performance was achieved through a combination of focused business development efforts and customised product and service offerings to both existing and new customers. The business continued to provide strategic sourcing support to your Company's cigarette business.

The business made good progress in scaling up trials of flavourful flue cured tobaccos in identified locations in Maharashtra & Northern Karnataka and superior burley in Orissa. While the crop size grew exponentially in these areas, adverse weather conditions and an outbreak of viral diseases posed severe challenges in achieving the targeted levels of output. The business has already prepared a roadmap to overcome these challenges in the coming years. Further trials with new varieties of seeds and hybrids were conducted during the year in close collaboration with the Central Tobacco Research Institute (CTRI) which re-confirmed the potential for significant increase in farm yields besides a substantial improvement in leaf chemistry. In the area of crop extension, the business continued its pioneering work towards enhancing quality and farm productivity with a view to improving the competitiveness of Indian tobaccos in the global market.

On the processing front, capacity of the green leaf threshing plant at Anaparti was enhanced during the year in order to cater to the increasing volumes. The line at the leaf threshing plant at Chirala, which was upgraded in the previous year stabilised satisfactorily, delivering targeted results. Both the facilities at Anaparti and Chirala received the prestigious 'Sword of Honour' from British Safety Council for their outstanding track record in safety.

The Chirala unit has now received this award for a record 12th time – the highest in the world. Both the green leaf threshing plants achieved the highest ever plant uptime of 95%. Your Company's Research and Development facility at Rajahmundry received National Accreditation Board for Testing and Calibration Laboratories (NABL) certification for Organochlorine pesticide residue testing.

The business with its unmatched R&D capability, state-of-the-art processing facilities, crop development expertise and a deep understanding of customer and farmer needs is well poised to sustain its position as a world-class leaf tobacco organisation.

Agri Commodities

Your Company's pre-eminent position as one of India's leading corporates in the agri sector stood re-inforced with the agri commodities business registering a strong growth in revenues during the year under review. Efficient supply chain management coupled with a customer centric approach resulted in a growth of 51% in revenues which touched Rs. 2646 crores. The performance is particularly satisfying when viewed in the context of what was a challenging year which witnessed supply side constraints and imposition of stock control limits on several commodities.

Exports of agri commodities grew by 44.8% to touch Rs. 1094 crores while domestic sales grew by 55.7% to reach Rs. 1552 crores. The business registered substantial gains in all major commodities viz. soya, wheat, rice, coffee, spices, aqua and pulses. This impressive performance was achieved on the back of new customer acquisitions, increased presence in new markets and enhanced supply chain efficiencies. In line with its strategy of achieving a higher order of value capture, the business continued to focus on the value added segment adding several products to its basket of offerings. These include frozen foods, IQF (individually quick frozen) fruits, niche products like baby food quality purees and high brix pulp and organic purees. Going forward, the business seeks to focus on this segment and exploit the market opportunity for tropical fruits and fruit products, where India has a natural advantage of growing the complete range including the exotic varieties.

As stated in earlier years' Report of the Directors, it is the strategic intent of your Company to leverage the unique e-Choupal model to create a significant two-way multi-dimensional channel which can efficiently carry products and services into and out of rural India, while recovering the associated costs through agri-sourcing led efficiencies. Towards this objective, the e-Choupal network was further scaled up during the year while simultaneously focusing on enhancing its reach and productivity. The network currently comprises 6,400 choupals reaching out to over 3.5 million farmers in 38,500 villages in the states of Madhya Pradesh, Uttar Pradesh, Haryana, Uttaranchal, Rajasthan, Maharashtra, Karnataka, Andhra Pradesh and Kerala. It is a matter of pride and deep satisfaction that the pioneering e-Choupal initiative found special mention in the Economic Survey 2006/07 for its transformational impact on rural lives - a rare honour and perhaps the first for any private Company in the country.

On the sourcing side, the e-Choupal network continued to provide strategic sourcing support to your Company's branded packaged foods business through access to high quality, identity preserved wheat at competitive prices. Wheat procurement through the network nearly doubled over the previous year, leading to scale and quality advantage for 'Aashirvaad' atta, 'Sunfeast' biscuits and 'Sunfeast' pasta. During the year, the business effectively leveraged the e-Choupal network to source high quality wheat from Rajasthan and Haryana to mitigate the impact of a lower crop output in Uttar Pradesh and lower than expected quality of the Madhya Pradesh crop. Overall, commodity sourcing through the e-Choupal network touched nearly a million tons during 2006/07.

The rural distribution initiative also made good progress during the year, driven by enhanced productivity of the e-Choupal network. The channel transaction value touched Rs. 170 crores representing a growth of 70%, comprising distribution of products of nearly 100 companies, from both public and private sectors, in categories ranging from FMCG products, consumer durables, vehicles, agri inputs etc. The year also marked the launch of a unique paid extension service aimed towards enhancing farm productivity with emphasis on adoption of agricultural best practices.

Under this initiative, christened 'Choupal Pradarshan Khet', 15,000 field-level demonstrations were conducted during the year. The initiative has received overwhelming response from the farming community and is planned to be scaled up manifold in the coming year.

Marketing of Financial Services products is fast attaining critical mass. Business volumes in respect of insurance products increased three times during the year taking the e-Choupal network amongst the top five alternate channels of the Life Insurance Corporation of India. The network, within a short span of time, has emerged as a significant channel of distribution for weather insurance products and currently commands a market share of 10%. Customised solutions backed by a strong research base, effective communication, quick claim settlement, and farmers' trust in the network form the key elements of success of this initiative. The pilot launch of distribution of Kisan Credit Cards has also been successful, and the business is setting up processes and systems to enhance the service levels in line with the envisaged increase in business scale.

The Company continued to rapidly scale up the rural retailing initiative with 18 'Choupal Saagars' currently operational in the three states of Madhya Pradesh, Maharashtra and Uttar Pradesh. This landmark infrastructure, which has set new benchmarks in shopping experience for rural consumers also incorporates farmer facilitation centres providing facilities like training, soil testing, health clinic, cafeteria, banking and investment services, fuel station etc. Store operating indices viz. conversion rates, sales per square foot of space and average bill value recorded significant improvement during the year. Acquisition of suitable land however remains a key challenge. Your Company is engaged in scaling up the rural retailing initiative to establish a chain of 100 'Choupal Saagars' over the next three years.

During the year, the spices business was further expanded by entry into new markets and addition of new products such as cumin, fenugreek, fennel, dill seed, mustard etc. to its portfolio. The business also provided strategic sourcing support to your Company's branded foods business by supplying high quality spices at competitive prices. Recognising the growing importance of organic spices, your Company has undertaken pioneering developmental work in this area in specially identified zones. The business has mapped micro-zones for sourcing niche products such as high curcumin turmeric, aflatoxin-free chillies in different parts of the country including the North-East region.

The agri-inputs business witnessed significant growth during the year. The 'Wellgro' brand of organic manures is gaining acceptance amongst farmers in Andhra Pradesh, Karnataka, Madhya Pradesh and Uttar Pradesh. The product received an organic certification from Control Union, UK which will facilitate its usage in certified organic farming. The business also launched its first bio-fertiliser 'Wellgro Rhizobium' for use in the cultivation of Soyabean in Madhya Pradesh. The product has been well received by the farmers and plans are underway to scale up volumes and widen the range of products in this category. The business is also carrying out trials with Central Warehousing Corporation on usage of botanicals instead of toxic chemical pesticides against common storage pests. Your Company envisages huge potential for botanical pesticides, which effectively tackle the pest menace without the accompanying chemical residue related issues.

Given the growing demand for organic agri-inputs and your Company's farm linkages, the agri-inputs business is expected to grow to a significant size in the medium term.

In line with the strategy of de-risking the commodities business, your Company continues to explore opportunities to establish strategic sourcing tie-ups with institutional players including large retail chains, increase the proportion of value added products in the portfolio and provide commodity services like warehouse management etc. Risk management strategies are continuously being refined. It is pertinent to note that despite the substantial increase in the volume of business during the year under review, risks were effectively managed through a combination of judicious hedging of price risk on the commodity exchanges, a balanced and diversified commodity portfolio and increased tied-up trade. Formulation and implementation of standard operating procedures and fundamental internal control systems are intrinsic to the robust risk management framework operating in this business.

Developmental activities under the umbrella of 'Sunehra Kal' in the e-Choupal catchment areas continues to be scaled up. These activities now reach out to 1,800 villages with almost 1 lakh beneficiaries in diverse areas such as water harvesting, livestock quality enhancement, improved agricultural practices and economic empowerment of women. The success of these initiatives demonstrates the potential of the e-Choupal infrastructure as an effective delivery mechanism for upgrading social infrastructure.

Your Company continues to invest in strategic capability building towards execution of an innovative business model. Customised training programmes are being deployed across the business towards enhancing trade marketing, distribution and rural retailing skills.

NOTES ON SUBSIDIARIES

The following may be read in conjunction with the Consolidated Financial Statements enclosed with the Accounts, prepared in accordance with Accounting Standard 21. Your Company has been exempt from the provisions of Section 212(1) of the Companies Act, 1956 relating to the attachment of the accounts of its subsidiaries to its Accounts. Shareholders desirous of obtaining the annual accounts of your Company's subsidiaries may obtain the same upon request. The report and accounts of the subsidiary companies will be kept for inspection at your Company's registered office and that of the subsidiary companies. Further, the report and accounts of the subsidiary companies will also be available at the 'Shareholder Value' section of your Company's website, www.itcportal.com in a user friendly, downloadable format.

In respect of ITC Global Holdings Pte. Ltd. ("ITC Global"), the High Court of Singapore had ruled that "the company (i.e. ITC Global) is not required to conduct any audit of the company during the period of judicial management of the company". As a consequence of the aforesaid Order, your Company, as in the previous years, is not in a position to consolidate the accounts of ITC Global and its subsidiaries for the financial year ended 31st December, 2006 or to make available copies of the same for inspection by shareholders.

Surya Nepal Pvt. Limited

The challenging socio-political environment in Nepal continues to weigh down on the country's economic growth. The Nepalese GDP for the year ended 16th July, 2006 grew by 1.9% versus a growth rate of 2.7% in the previous year. While improved political stability augurs well for an economic revival, agitations by various ethnic groups leading to escalating protests and violence particularly in the Terai region remain a cause for concern.

In spite of the difficult operating conditions, the company's proactive supply chain management, commitment to delivering superior value to consumers and continuous focus on productivity improvement resulted in enhanced market standing and strong financial performance during the year. For the twelve-month period ended 14th March, 2007, sales grew by 19% to touch Nepalese Rs. 547 crores (net of VAT), while Profit After Tax touched Nepalese Rs. 69 crores representing a growth of 32% over the previous year. The company continues to be the single largest contributor to the Exchequer accounting for about 3.6% of aggregate government revenues.

The company's cigarette business continued to make satisfactory progress with investments directed to keep its trademarks contemporary, provide greater variety to consumers and consolidate its position in key product segments and channels. During the year, the company launched two new brands in the Regular Size filter segment: 'Shikhar Special Filter' at the premium end and 'Bijuli Filter' at the lower end of the spectrum. The modernised pack for the company's flagship brand 'Khukuri', launched during the year, was also well received by the consumers. During the year, the company's cigarette factory at Simra became the first unit in Nepal to receive SA 8000 Certification for Social Accountability.

In respect of the company's garments business, exports during the year increased substantially mainly on account of strong performance of your Company's Lifestyle Retailing business in India. The continued imposition of an Additional Customs Duty of 4% on all garment imports into India as per the Finance Act, 2006, continues to be a cause of concern, as it adversely impacts the competitiveness of exports from Nepal. The company continues to make representations to the appropriate authorities in this regard.

In the domestic market, 'John Players' continued to improve its leadership position in the branded apparel segment. In order to tap the large value for money segment of ready made apparel dominated by cheap Chinese imports, the company has recently launched a new brand – 'Springwood'. Test marketing results are encouraging and the brand is in the process of roll out nationally.

Based on an anticipated increase in export orders as well as the potential for increased sales, the company has invested in the construction of a new garment facility with enhanced capacity at Biratnagar. Planned migration of manufacture from the existing factory to the new facility will be executed over a period of time.

The company continues to be actively involved with various social development initiatives and was conferred the prestigious Nepal - India Chamber of Commerce & Industry Excellence Award during the year in recognition of its efforts in enhancing exports and improving productivity.

The company declared a dividend of Nepalese Rs. 70/- (net of tax) per equity share of Nepalese Rs. 100/- each for the year ended 32nd Ashad, 2063.

Srinivasa Resorts Limited

During the financial year ended 31st March, 2007, the company recorded net revenues of Rs. 77.62 crores (previous year Rs. 66.81 crores) and a Profit Before Tax of Rs. 31 crores (previous year Rs. 25.75 crores). Net Profit stood at Rs. 20.69 crores (previous year Rs. 17.66 crores) after providing for income tax of Rs. 10.31 crores (previous year Rs. 8.09 crores).

The Board of Directors of the company has recommended a dividend of Rs. 2/- per equity share of Rs. 10/- each for the year ended 31st March, 2007.

During the year, the company received the 'Environment Champion among large Hotels' award from the Federation of Hotel & Restaurant Associations of India and the 'Greentech Silver Safety' award in the services sector for outstanding achievement in safety management from the Greentech Foundation. The company was also awarded a 'Certificate of Appreciation' by the Energy Conservation Mission and the Institution of Engineers (India) for its efforts in the area of energy conservation.

Fortune Park Hotels Limited

During the financial year ended 31st March, 2007, the company recorded net revenues of Rs. 724.57 lakhs (previous year Rs. 457.92 lakhs) and earned a Net Profit of Rs. 138.26 lakhs (previous year Rs. 92.24 lakhs) after providing for income tax of Rs. 78.79 lakhs (previous year Rs. 56.33 lakhs).

The Board of Directors of the company has recommended a dividend of Rs. 3/- per equity share of Rs. 10/- each for the year ended 31st March, 2007.

The company, which caters to the mid range segment, signed up sixteen alliances during the year for hotel properties situated at various locations, taking the total number of properties under the 'Fortune' brand to thirty three, with a total room count of 2,652. Of these, eighteen are operating hotels whilst twelve hotels are slated to open during the course of the financial year 2007/08.

During the year, the company received the PATWA award at ITB Berlin for the 'Best First Class Hotel Chain in the Asia Pacific Region' and the Hospitality award for the 'Best First Class Hotel Chain, 2006'. The company's major thrust on brand promotion combined with focus on brand extensions has enabled 'Fortune Hotels' to maintain a premier position in the mid range segment.

Bay Islands Hotels Limited

During the year 2006/07, the company earned an income of Rs. 63.75 lakhs (previous year Rs. 33.93 lakhs) and a Net Profit of Rs. 41.38 lakhs (previous year Rs. 20.89 lakhs) after providing for income tax of Rs. 16.87 lakhs (previous year Rs. 7.22 lakhs).

The Board of Directors of the company has recommended a dividend of Rs. 30/- per equity share of Rs. 100/- each for the year ended 31st March, 2007.

King Maker Marketing

King Maker Marketing Inc. (KMM), a company registered in the State of New York, USA, became a subsidiary of your Company during the year. Your Company held 50.98% of the Share Capital of KMM as at 31st March, 2007. Subsequently, in May 2007, your Company acquired the balance shares of KMM thereby making it a wholly owned subsidiary of your Company. KMM's distribution capability has been the driving force behind your Company's success in the US market. In addition, KMM provides market research services relating to the US Tobacco and FMCG markets.

In respect of the tobacco business, KMM posted an increase of 22% in Net Sales over last year on the back of growth in existing brands as well as the launch of new brand 'Ace' during the year. Sales of Roll Your Own Tobaccos (RYO), manufactured by your Company, also recorded strong growth.

The year also witnessed significant improvement in operating profit margins leading to a 60% growth in Net Profit. The company improved its market share during the year and will continue to build on this growth trajectory.

Legislation to grant jurisdiction to the Federal Drug Administration (FDA) for Tobacco products was introduced in the US Congress this year. The impact of this development will be known only after the US Congress decides the final shape of the legislation which is expected to take effect over the next few years.

Russell Credit Limited

During the year, the company earned a Total Income of Rs. 36.02 crores and Profit After Tax of Rs. 29.39 crores.

In accordance with the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003, the company acquired further equity shares in its subsidiary Wimco Ltd. (Wimco), tendered by the remaining shareholders of Wimco till 13th June, 2006 which marked the end of the stipulated 6 month period from the date of delisting of the Wimco's equity shares from NSE & BSE. Consequently, the shareholding of the company in Wimco has increased to 94.25%.

As stated in earlier Reports, a petition was filed by an individual in the High Court at Calcutta, seeking an injunction against the company's Counter Offer to the shareholders of VST Industries Limited, made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public Offer made by an Acquirer, which closed on 13th June, 2001. The High Court at Calcutta, while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the company and the other Acquirer, would be subject to the final Order of the High Court, which is still awaited. Similar suits filed by an individual and two shareholders, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

BFIL Finance Limited

The company continues to focus its efforts on recoveries through negotiated settlements including property settlements. Legal cases against various defaulters are being pursued. Negotiated settlements during the year yielded collections aggregating Rs. 120.84 lakhs. As at 31st March, 2007, the company had no liabilities outside the ITC Group. The company will examine options for further business opportunities at the appropriate time.

Gold Flake Corporation Limited, Wills Corporation Limited, Greenacre Holdings Limited & MRR Trading and Investment Company Limited

Gold Flake Corporation Limited has paid a dividend of Rs. 3.13 per equity share of Rs. 10/- each for the year ended 31st March, 2007.

Wills Corporation Limited has paid a dividend of Rs. 2.05 per equity share of Rs. 10/- each for the year ended 31st March, 2007.

There were no major events to report with respect to the other companies.

Wimco Ltd.

The company achieved a complete turnaround during the year, the first full year of operations after its acquisition by Russell Credit Ltd. The company achieved a Profit Before Tax of Rs. 7.26 crores against a loss of Rs. 12.53 crores in the previous year. It is satisfying to note that this performance was delivered despite sharp increases in the cost of all critical raw materials during the year.

The key drivers of improved performance have been an increase in match volume by nearly 24%, improved capacity utilisation at all the four manufacturing plants, focus on cost management and synergy benefits in the area of sales & distribution and supply chain management. The Engineering division of the company has also turned in a satisfactory performance, with an increase in revenue by 33% and operating income by 43% over the previous year.

The company's subsidiary, Wimco Seedlings Ltd., stepped up its agro forestry business, recording a growth of nearly 100% in the development and sale of poplar ETPs (entire transplants) to farmers in North India. Apart from creating a long term sustainable supply of a critical raw material, the company's agro forestry activity is also helping in improving the green cover in the region.

Landbase India Limited

As reported in the Report of the Directors in previous years, golf based resorts present attractive long-term prospects in view of their growing popularity all over the world. The preparatory work towards developing a resort hotel at the Classic Golf Resort is in progress and to this end, relevant consultants were appointed during the year. Further, the company is also in the process of obtaining permissions from various authorities for the commencement of the Project. The company's expertise in golf course management combined with the project management and service competencies of your Company's hotels business can be effectively leveraged to realise the growth potential in this segment.

The Management of the company was compelled to declare a lockout at the Classic Golf Resort in October 2006 due to widespread violence by the workmen resulting in injury to two managers and damage to property. The company has taken all steps including seeking intervention of the Government authorities and the High Court to resolve all issues and expects to re-open the golf course and other facilities at the Classic Golf Resort at the earliest.

ITC Infotech India Limited

The outsourcing trend continued to strengthen during the year under review. Demographic trends and skill shortages in developed markets will only reinforce this trend going forward. Analysts predict that by 2010, the global outsourcing industry will cross USD 1 trillion. While alternative destinations are being explored to add multi-country delivery capability, India remains an integral part of any global IT sourcing strategy. Consequently, the business opportunity for Indian IT companies continues to gain momentum and scale.

The company, together with its subsidiaries in the US and UK (ITC Infotech), was successful in acquiring new customers in US and Europe, resulting in a healthy growth of 35% in Total Income. However, margins remained under pressure, primarily on account of escalating personnel costs and a higher proportion of onsite engagements. Further, the incremental revenues and margins from new customers commenced accruing primarily in the last quarter of the financial year and are therefore expected to gain momentum only in the next fiscal.

For the year under review:

(a) ITC Infotech India Limited registered a Total Income of Rs. 205.18 crores (previous year Rs. 162.34 crores) and a PAT of Rs. 20.67 crores (previous year Rs. 10.38 crores)

(b) ITC Infotech Ltd, UK, a wholly owned subsidiary of the company, registered a Turnover of GBP 16.81 million (previous year GBP 14.31 million) and a Net Profit of GBP 0.12 million (previous year GBP 0.40 million)

(c) ITC Infotech (USA), Inc. a wholly owned subsidiary of the company, registered Total Revenues of USD 9.31 million (previous year USD 6.51 million) and a Net Profit of USD 0.18 million (previous year USD 0.16 million)

In the course of the fiscal, ITC Infotech focused on the Nordic markets of Denmark, Finland, Sweden and Norway. A branch office has been set up at Copenhagen, Denmark to anchor the activities of customer acquisition and onsite coordination for this region. Early indicators of this initiative have been positive. A large bank and an airline company headquartered in the region, have already been added to the customer list. Two dedicated development centres have been set up at the Bangalore campus to service these clients.

Apart from expanding its sales force, ITC Infotech is exploring strategic alliances and partnerships to strengthen its presence in the US market. It is also evaluating opportunities for inorganic growth in the US.

The company restructured its organisation into three business clusters, each focused on specific business verticals and supported with technical capabilities aligned to the target vertical. This revised strategy of organisation is expected to sharpen focus and deepen domain depth, create domain-led offerings, and synergise business development and delivery efforts.

These interventions have resulted in a growing pipeline of business around testing, package implementation, engineering services and IT infrastructure services in the target verticals of Banking, Financial Services & Insurance, Travel, Hospitality & Transportation, Manufacturing and Consumer Packaged Goods & Retail. Recognition has followed with ITC Infotech Group being ranked amongst the 'Top 10 Specialty Application Development Providers' in the 2007 Global Services Listing. ITC Infotech has also been ranked in the "Leaders" category for the '2007 Global Outsourcing 100' by the International Association of Outsourcing Professionals.

Competent human resource is the key to success in creating a superior value proposition and meeting rising customer expectations. ITC Infotech has a talent base of a 1,900 strong team of software engineers, having grown its headcount by 50% during the year under review. The company continues to re-invigorate talent management processes and has embarked upon a focused training and development programme for its direct-from-campus recruits and is confident of leveraging this home-grown talent towards achieving superior results in the future.

In the ITES segment, CLI3L e-Services Limited (CLI3L), a joint venture company of ITC Infotech India Limited, posted a steady performance with Total Income at Rs. 124.43 crores (previous year Rs. 133.73 crores) with post-tax profits at Rs. 29.89 crores (previous year Rs. 32.86 crores). CLI3L declared a total dividend of 90% i.e. Rs. 9/- per share for the year under review (previous year 125% i.e. Rs. 12.50 per share). During the year, the name of the joint venture partner was changed from ClientLogic Operating Corporation, USA to Sitel Operating Corporation, USA. The shares of the company in CLI3L are now held by your Company in accordance with Article 16 of the Articles of Association of CLI3L.

Strong relationships, diversity of services, a global footprint, effective management of scale and deep domain understanding would be key differentiators in the global IT-ITES industry. The war for talent will intensify and the cost of talent will escalate. In this environment, strength in recruitment, training, engagement and retention of talent will be key determinants of an organisation's ability to leverage growing business opportunities in this arena.

ITC Global Holdings Pte. Ltd.

Since 8th November, 1996, the Judicial Managers have been conducting the affairs of ITC Global Holdings Pte. Ltd. ("Global") under the authority of the High Court of Singapore.

As stated in the previous years' Reports, the Judicial Managers of ITC Global had filed a Writ against your Company before the Singapore High Court claiming approximately USD 18.10 million. Based on legal advice, your Company filed an appropriate application for setting aside the said Writ. On 2nd March, 2006 the Assistant Registrar of the Singapore High Court set aside the service of Writ of Summons on the Company and some individuals. Subsequently, your Company received a set of papers purportedly sent by ITC Global including what appears to be a copy of the earlier Writ of Summons. Your Company has filed a fresh Motion in the Singapore High Court praying for setting aside the said Writ of Summons, which is pending.

NOTES ON JOINT VENTURES

ITC Filtrona Limited

The company maintained its market leadership in the Indian cigarette filter industry with nearly 60% of the domestic value share. Gross Sales for the year ended 31st December, 2006, at Rs. 93.57 crores represents a growth of 20.3% over the previous year. The company's export business saw a growth of nearly 60% in value. Pre-tax profits at Rs. 10.90 crores recorded a growth of 47.5% over last year. The Board of Directors of the company recommended a dividend of 80% for the year.

The company's continued focus on improving product quality and product development further strengthened its customer relationship with cigarette manufacturers in India, sustaining its preferred supplier status.

Maharaja Heritage Resorts Limited

Maharaja Heritage Resorts Limited, a joint venture with Marudhar Hotels Private Limited, currently has 51 properties operating under the 'WelcomHeritage' brand.

During the year, for the second consecutive time, 'WelcomHeritage' received the 'Galileo-Express Award for Travel Tourism, 2006' for the best Heritage Hotels Chain in India.

RISK MANAGEMENT

As a diversified enterprise, your Company has always had a system-based approach to business risk management. Backed by strong internal control systems, the current risk management framework consists of the following elements:

- The Corporate Governance Policy clearly lays down the roles and responsibilities of the various entities in relation to risk management. A range of responsibilities, from the strategic to the operational, is specified in the Governance Policy. These role definitions, inter alia, are aimed at ensuring formulation of appropriate risk management policies and procedures, their effective implementation and independent monitoring and reporting by Internal Audit.
- A combination of centrally issued policies and divisionally-evolved procedures brings robustness to the process of ensuring that business risks are effectively addressed.
- Appropriate structures have been put in place to effectively address the inherent risks in businesses with unique/relatively high risk profiles.
- A strong and independent Internal Audit Function at the Corporate level carries out risk-focused audits across all businesses, enabling identification of areas where risk management processes may need to be improved. The Audit Committee of the Board reviews Internal Audit findings, and provides strategic guidance on internal controls. The Audit Compliance and Review Committee closely monitors the internal control environment within the Company and ensures that Internal Audit recommendations are effectively implemented.
- At the Business level, Divisional Auditors continuously verify compliance with laid down policies and procedures, and help plug control gaps by assisting Operating Management in the formulation of control procedures for new areas of operations.
- A robust and comprehensive framework of business planning and performance management ensures realisation of business objectives based on effective strategy implementation. The annual business planning exercise requires all businesses to clearly identify their top risks and set out a mitigation plan with agreed timelines and accountability.

The combination of policies and processes as outlined above adequately addresses the various risks associated with your Company's businesses. The senior management of the Company periodically reviews the risk management framework to maintain its contemporariness so as to effectively address the emerging challenges in a dynamic business environment.

AUDIT AND SYSTEMS

Your Company believes that internal control is a necessary concomitant of the principle of governance that freedom of management should be exercised within a framework of appropriate checks and balances. Your Company remains committed to ensuring an effective internal control environment that provides assurance on the efficiency of operations and security of assets.

Well established and robust internal audit processes, both at business and corporate levels, continuously monitor the adequacy and effectiveness of the internal control environment across the Company and the status of compliance with operating systems, internal policies and regulatory requirements. In the networked IT environment of your Company, validation of IT security continues to receive focused attention of the internal audit team which includes IT specialists.

The Internal Audit function consisting of professionally qualified accountants, engineers and IT specialists, also reviews the quality of planning and execution of all ongoing projects involving significant expenditure to ensure that project management controls are adequate to yield 'value for money'.

REPORT OF THE DIRECTORS

It is a matter of satisfaction and reassurance that your Company's Internal Audit function is certified as complying to ISO 9001: 2000 quality standards in its processes.

The Audit Committee of your Board met nine times during the year. It reviewed, inter alia, the adequacy and effectiveness of the internal control environment and monitored implementation of internal audit recommendations including those relating to strengthening of the Company's risk management policies and systems. It also engaged in overseeing financial disclosures.

HUMAN RESOURCE DEVELOPMENT

Your Company's multi-business context poses unique challenges to the human resource function. Over the years, the Company has fashioned human resource management systems and processes which aim to create a responsive, customer-centric and market-focused culture that enhances organisational capability and vitality. These systems and processes, operating in an enabling and empowering work environment, support winning performance.

The strategy of organisation and its ongoing emphasis on building distributed leadership has ensured that each of your Company's businesses is managed by a team of competent and inspired leaders, capable of building a culture of learning, innovation and excellence. The enduring success of your Company rests on a culture that has been assiduously built and nurtured over the years. The uniqueness of the Company's culture is that it blends 'responsibility and accountability' with 'care and concern'. This ability to simultaneously appeal to the heart and the mind represents the cultural DNA of your Company.

The Company's ability to align employees with its shared vision and overarching purpose continues to facilitate the attraction and retention of quality talent in a buoyant market.

Your Company's commitment to building meaningful employee engagement was evident in the successful conclusion of long term agreements at its manufacturing units and hotel properties during the year. The collaborative spirit of partnership across all sections of employees has resulted in significant enhancement in quality and productivity, whilst enhancing the quality of life of its employees.

Your Company's aspiration to sustain and enhance its position as one of India's most valuable corporations, committed to making a significant contribution beyond the market, is anchored in the quality and dynamism of its human resource. Their unflinching commitment is the driving force behind your Company's vision of creating enlarged societal value even as it multiplies shareholder wealth. Your Company salutes the spirit of its dedicated team of over twenty one thousand employees.

SUSTAINABILITY – CONTRIBUTION TO THE 'TRIPLE BOTTOM LINE'

Your Company continued to improve sustainability practices and achieve significant progress towards its vision of enlarging its contribution to Indian society across economic, ecological and social dimensions. Your Company's third Sustainability Report, unveiled in December 2006, details its achievements across the three dimensions of the 'triple bottom line'. This report, independently assured by PricewaterhouseCoopers, is the first Indian and one of the first 10 reports worldwide to be presented in accordance with the latest 'G3' revision of Global Reporting Initiative (GRI) guidelines. Your Company has followed the highest level 'A+' for reporting the 'triple bottom line' performance.

ITC, now a 'benchmarked' corporation for its strategies and achievements on Sustainable Development, had set up the 'CII-ITC Centre of Excellence for Sustainable Development' in January 2006. Since its inception, the Centre has made good progress in creating awareness, promoting thought leadership and building capacity amongst Indian enterprises in their quest for sustainable development. In April 2006, the Centre launched the first 'CII-ITC Sustainability Awards 2006' which recognised nine companies in their journey towards achieving excellence in 'triple bottom line' performance. The Centre, in partnership with Development Alternatives and the Ministry of Environment and Forests, Government of India, organised the first 'Sustainability Summit: Asia 2006' in December 2006. The event, that was attended by over 350 delegates from all over Asia, provided a platform to stimulate dialogue on the challenge of converging business goals with the imperatives of sustainable development to nurture environmental and social capital.

REPORT OF THE DIRECTORS

The Company continued its uncompromising dedication to maintaining the highest levels of safety, occupational health & environmental standards across all its units. Environment management systems at all manufacturing units and large hotels have been certified ISO 14001 compliant, while all manufacturing units have received OHSAS 18001 certification.

It is a matter of pride that your Company further improved its 'water positive' and 'carbon positive' status, and also made significant progress towards achieving 'zero solid waste' status through recycling of all solid wastes. Total recycling of waste in the businesses/units improved to 93% in 2006/07 from 78.7% in the previous year, with several business units achieving 100% recycling of all solid wastes. The overall waste recycling, in the last quarter of the 2006/07 improved to 96.2%.

Your Company, well aware of the 'climate change' implications of 'global warming' caused by excessive emissions of 'green house gases', progressed several initiatives during the year towards (a) minimising specific energy consumption in each of the businesses through benchmarking, energy audits and adoption of best practices (b) using renewable and environmental friendly sources of energy (c) Carbon Dioxide sequestration through large-scale plantations (farm & social forestry initiatives) and maximising tree plantation at all company sites and (d) utilising 'Clean Development Mechanisms' (CDM) under the Kyoto Protocol to identify opportunities, implement projects and register 'Certified Emission Reductions' (CERs). Your Company has already registered 6 projects under 'Clean Development Mechanism' of the Kyoto Protocol. The seventh project is awaiting registration with the CDM Executive Board. Other projects are in the pipeline.

As reported in earlier years, the Bhadrachalam mill is the only producer of 'Elemental Chlorine Free' (ECF) pulp and paperboards in the country while the 'ITC Green Centre' in Gurgaon is one of the largest Platinum rated buildings in the world by the US Green Building Council Certification for Leadership in Energy & Environmental Design (USGBC – LEED). Both bear testimony to your Company's dedicated and uncompromising pursuit of the 'triple bottom line'.

Your Company's strategic vision and commitment to the 'triple bottom line' and the dedication with which these measures are implemented by the employees have made it a benchmark enterprise in this field as evident from the number of prestigious awards and certifications received by it. (Please refer to the 'Awards and Accolades' section for a detailed list of recognitions).

Your Company continued to intensify its footprint in the social sector by expanding to newer districts during the year. It persevered with its proven strategy of concentrating on three main areas of interventions under 'Mission Sunehra Kal': (a) natural resource management, which includes wasteland, watershed and agriculture development (b) sustainable livelihoods, comprising genetic improvement in livestock and women's economic empowerment and (c) community development, with focus on primary education and health and sanitation. Your Company currently runs 54 social development projects in 43 districts spread over the states of Kerala, Andhra Pradesh, Karnataka, Tamil Nadu, Madhya Pradesh, Uttar Pradesh, Rajasthan, Orissa, West Bengal and Bihar.

Your Company's pioneering initiative of wasteland development through the Social Forestry Programme has so far promoted plantations covering 9,069 hectares in 380 villages reaching out to 10,510 poor households. The collaboration between ITC and the Government of AP for wasteland development under 'Indira Kranti Patham' was sustained during the year – 830 hectares of plantations were promoted through this public-private partnership. The households covered under the Social Forestry Programme continue to reap the benefits derived from plantations. Not only have their earnings per acre improved significantly, thanks to the sale of plantations, but most beneficiaries have ensured that the contribution to the Village Development Fund continues apace. Their own incomes have been invested wisely into productive assets to ensure a long-term virtuous cycle of development. In combination with the Company's Farm Forestry Programme, the total area under coverage stands at nearly 65,000 hectares providing over 28 million person days of employment among the disadvantaged.

The soil & moisture conservation programme, designed to assist our farmers in identified moisture-stressed districts, witnessed a sharp increase in its coverage during the year. To date, 1,531 water-harvesting structures provide critical irrigation to about 14,287 hectares. In all, the watershed development programme today covers 26,700 hectares. The year also saw another significant milestone with the signing of an agreement with the Government of Rajasthan for watershed development in the Bhilwara District of Rajasthan under a public-private partnership programme. The project will undertake soil and moisture conservation works on 5,000 hectares in five years.

In continuation of its policy of providing an integrated solution for promoting a sustainable water management regime, your Company lays equal emphasis on ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of sprinkler sets. Sustainable agricultural practices have received a major boost with the promotion of more than 4,500 organic fertilisers units through vermi-composting and NADEP technologies during the year.

The sustainable livelihoods initiative of your Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvements of cattle through artificial insemination to produce high-yielding cross-bred progenies has been given special emphasis because it reaches out to the most impoverished and has the potential to pull them out of poverty. 77 cattle development centres already cover more than 1,500 villages, providing integrated animal husbandry services to nearly 55,000 milch animals during the year. The initiative for the economic empowerment of women also continued apace: to date, 10,232 women have been organised under 801 self-help groups (SHG) with total savings of Rs. 53 lakhs. More than 5,900 women were gainfully employed either through micro-enterprises or as self-employed through income generation loans.

The advances made towards contributing to India's sustainable development goals have been possible, in large measure, due to your Company's partnerships with some of the globally renowned NGOs like Baif Development Research Foundation, Sewa-Bharat, Dhan Foundation, Srijan, Pratham, Foundation for Ecological Security, Action for Social Advancement, Pradan, Myrada, etc. These partnerships, which bring together the best-in-class management practices of your Company, and the development experience and mobilisation skills of the NGOs, will continue to bring innovative grass-roots solutions to some of India's worst problems of development in the years to come.

R&D, QUALITY AND PRODUCT DEVELOPMENT

In the emerging competitive context of India, focused innovation clearly aligned with business strategy would be the key growth driver. This assumes even more critical significance for your Company since its competitive landscape is marked with world-class companies with strong R&D focus. Your Company's objective therefore is to pursue a R&D strategy premised on best-in-class benchmark research processes to secure sustainable and long-term competitiveness for all its businesses. ITC's R&D will prioritise its focus on projects with high impact and high research content.

As reported in last year's Report of the Directors, ITC R&D is in the process of building a critical mass of scientific skills in identified core competencies. The year under review marked the establishment of the first R&D hub in Hyderabad with a focus on agri-sciences. This R&D facility, the first of its kind for your Company, will focus on multiple businesses built on a common set of core competencies. The initial set of core competency areas identified is: Plant Breeding and Genetics, Agronomy, Biotechnology, Molecular Biology and Silviculture. At present, the facility has 30 world-class scientists and efforts are on to induct top class talent with a view to creating 'Centres of Excellence' in the chosen areas. The ITC R&D Centre in Bangalore has also commenced its activities in developing unique products in Bio-pesticides and Bio-fertilisers and will continue to evaluate all new ideas.

The ITC R&D Centre will leverage relevant expertise available in India and overseas through a technical advisory committee. It will further supplement such efforts through collaborations. Several world-class institutions have been identified for this purpose. In this context, your Company has signed a Memorandum of Understanding (MoU) with the International Crop Research Institute for Semi Arid Tropics (ICRISAT) to pursue collaborative research.

Your Company has also commenced establishing a second R&D Centre in Bangalore to undertake research programs in key science areas to develop differentiated products in the Personal Care arena. In addition to this, investments are being progressed towards building a state-of-the-art Food Technology Centre that will house pilot plants, product development and analytical services.

As reported last year, Lifestyle Retailing and Hotels Businesses have implemented 'Six Sigma' quality processes, supported by trained teams of black/green belts. The Paperboards & Specialty Papers and the Packaging & Printing businesses have implemented 'Total Productive Maintenance' (TPM). All ITC manufacturing units have put in place updated total quality ISO systems. Almost all contract-manufacturing units in the Foods business have been accredited with the Hazard Analysis Critical Control Points (HACCP) certification. Additionally, all FMCG products of your Company are assessed regularly under rigid Product Quality Rating Systems.

Product Quality needs to be supported by process excellence. Accordingly the International Quality Rating System for Business Excellence, which rates key processes against international benchmarks, has already been introduced in some of the businesses. The Leaf Tobacco and Packaging & Printing businesses have already achieved world-class level ratings.

EXCISE

For the period prior to March 1983, various Show Cause Notices were issued in respect of the Bangalore, Saharanpur and Munger factories of the Company between 1975 and 1985. These Show Cause Notices were assigned to the Director General of Inspection, Customs & Central Excise, New Delhi ('DG') who passed his Order on 10th April, 1986. Although the differential duty payable under the DG's Order was determined and paid by your Company on an admitted interpretation of Rule 5 of Central Excise (Valuation) Rules (which interpretation has since been upheld by the CEGAT and affirmed by the Supreme Court), the Excise Department raised doubts on such interpretation and issued revised demands under the DG's Order, in respect of Bangalore, Munger and Saharanpur factories. The Bangalore demand for Rs. 27.58 crores was set aside by the Commissioner (Appeals), Bangalore, by his Order dated 22nd November, 1999, which order was confirmed by the CEGAT, Chennai vide its order dated 18th December, 2003. The department has filed an appeal before Supreme Court, which is pending. The Saharanpur demand of Rs. 80.30 crores was confirmed by the Commissioner (Appeals) to the extent of Rs. 76.03 crores, which order was set aside by the CEGAT by its Order dated 2nd August, 2002. The Department has filed an Appeal before the Supreme Court, which is pending. As regards the Munger factory the revised demand of Rs.8.29 crores under the DG's Order was dropped by the Commissioner of Central Excise, Patna vide his Order dated 20th September, 2001.

As mentioned in the Report of the Directors for 1987 and thereafter, the Excise Department, during 1987 and 1988, again reopened some of the issues already settled by the Order of the DG, by issuing fresh Show Cause Notices in respect of the period upto 28th February, 1983. The Notices proposed to recover differential duties of Rs. 43.88 crores (for Munger factory), Rs. 143.22 crores (for Bangalore factory), Rs. 31.05 crores (for Kidderpore factory), Rs. 41.51 crores (for Parel factory) and Rs. 26.43 crores (for Saharanpur factory). As already reported, the Bangalore Show Cause Notice has been set aside, and the Department's appeal to the Supreme Court was disposed of as infructuous by the Supreme Court by its Order dated 6th March, 2003. As mentioned in last year's Report and Accounts, proceedings relating to the Parel Notices including the Show Cause Notice mentioned above ended in favour of your Company vide CESTAT order dated 18th June, 2004. The Department filed an appeal before the Supreme Court, which was dismissed by an order, dated 31st October, 2006. Likewise the proceedings relating to the Munger Show Cause Notice concluded in favour of your Company vide order dated 22nd May, 2006 of the CESTAT, Kolkata. As regards the Show Cause Notice in respect of the Saharanpur factory, your Company has filed a writ petition in the Delhi High Court, which is pending. So far as the Kidderpore factory is concerned all pre-March 1983 valuation disputes stand resolved in favour of your Company pursuant to the finalisation of the provisional assessments.

With respect to the Munger factory, proceedings for finalisation of assessments resulted in the Deputy Commissioner's Orders dated 29th August, 2002 and 8th October, 2002 demanding Rs. 13.09 crores and Rs. 1.73 crores for clearances of cigarettes and smoking mixtures respectively which was confirmed by the Commissioner (Appeals), Patna vide his orders dated 22nd December, 2004, against which your Company has preferred appeals before CESTAT, Kolkata, which are pending. Your Company, has made pre-deposits of Rs. 2 crores and Rs. 0.55 crores against the afore-said demands at the stage when its appeals were pending before Commissioner (Appeals), Patna.

In accordance with the law laid down by the CEGAT and upheld by the Supreme Court, the exorbitant duty demands under the aforesaid Show Cause Notices and orders on interpretation of Rule 5 of the Central Excise Valuation Rules, 1975 would stand virtually extinguished.

Although your Company in a spirit of settlement, paid the differential Excise Duty that arose out of the Order of the Director General as early as in March 1987, and although the Excise Department's aforesaid Demands had either been quashed or stayed, the Collectorates in Meerut, Patna and Bangalore, during the year 1995, filed criminal complaints in the Special Court for Economic Offences at Kanpur, Patna and Bangalore, charging your Company and some of its Directors and employees who were employed with your Company during the period 1975 to 1983 with offences under the Central Excises & Salt Act, 1944, purportedly on the basis of the Order of the Director General dated 10th April, 1986. Your Directors are advised that no prosecution would lie on the basis of the aforesaid Order of the Director General dated 10th April, 1986. As reported in the previous year Report and Accounts and even earlier, the criminal case in respect of Bangalore factory was quashed by the court and in the proceedings relating to Saharanpur factory, the Special Court in Kanpur, on applications filed by the individuals concerned, discharged them. In Patna, upon applications filed by the individuals against dismissal of similar petitions by the Special Court in Patna, the High Court has stayed all further proceedings before the Special Court.

In all the above instances, your Directors are of the view that your Company has a strong case and the Show Cause, the Demand Notices and the Complaints are not sustainable.

Since your Company is contesting the above cases and contending that the Show Cause, the Demand Notices and the Complaints are not sustainable, it does not accept any liability in this behalf. Your attention is drawn to the Note 19 (v) in the Schedules to the Accounts and Note 19 (iv) in the Schedules to the Consolidated Financial Statements.

RECOVERY OF DUES FROM THE CHITALIAS AND ENQUIRY BY THE ENFORCEMENT DIRECTORATE

You are aware that your Company had secured from the District Court of New Jersey, U.S.A, a decree for USD 12.19 million together with interest and costs against Suresh and Devang Chitalia of U.S.A. and their companies, and that the Chitalias had filed Bankruptcy Petitions before the Bankruptcy Court, Orlando, Florida, which are yet to be determined.

As explained in the previous reports of the Directors, though the Company has written off the exports dues in foreign exchange from the Chitalias with the approval of the Reserve Bank of India, your Company continues with its recovery efforts in the Indian suit against the Chitalia associates. The suit is in progress.

In the proceedings initiated by the Enforcement Directorate, pursuant to the Company's request for return of non-relied documents in possession of the Enforcement Directorate, the Directorate is presently in the process of returning non-seized non-relied documents. Meanwhile, in respect of some of the show cause memoranda issued by the Directorate, after hearing arguments on behalf of the Company, the appropriate authority has passed orders in favour of the Company, and dropped those memoranda.

Meanwhile, the prosecutions launched by the Enforcement Directorate are pending.

TREASURY OPERATIONS

During the year, the Company's treasury operations continued to remain focused on proactively managing temporary surplus liquidity and foreign exchange exposures within a well-defined risk management framework.

Forex markets remained volatile with the Indian Rupee, which witnessed a two-way movement early in the year, giving into a continuously appreciating trend caused by strong capital inflows and interest rate increases by the Reserve Bank of India (RBI) to control inflationary pressures. The US Dollar weakened against most major currencies in the wake of a pause in interest rate hikes by the Federal Reserve and a continuing regime of interest rate increases followed by other major Central Banks.

Average forex exposures, comprising USD 135 million of imports and USD 150 million of exports, were effectively managed through judicious hedging including increased use of option structures, backed by close monitoring of market movements.

The deployment of temporary surplus liquidity continued to be guided by the twin objectives of capital protection and return optimisation. Given the rising interest rate scenario, most of the investments were made in liquid, floating rate and fixed maturity schemes of Debt Mutual Funds. However, the year-end tight liquidity condition in the money market provided an opportunity to deploy part of the portfolio in high yielding bank fixed deposits.

Commensurate with the large size of temporary surplus liquidity under management, treasury operations were supported by appropriate control mechanisms, including an independent check of 100% of the transactions by your Company's Internal Audit Function and implementation of a state-of-the-art Integrated Treasury Management System.

TAXATION

As mentioned in the Report of the Directors of earlier years, the Company had obtained Stay Orders from the Honourable Calcutta High Court in respect of the Income Tax notices for re-opening the past assessments for the period 1st July, 1983 to 30th June, 1986. This status remains unchanged.

As also stated in the Report of the Directors of earlier years, in respect of similar Income Tax notices for re-opening the past assessments for the period 1st April, 1990 to 31st March, 1993, the Honourable Calcutta High Court had admitted the Writ Petitions and ordered that no final assessment orders be passed without the leave of the Court. This status also remains unchanged.

PUBLIC DEPOSITS

As at 31st March, 2007 your Company had unclaimed Fixed Deposits of Rs. 14.67 lakhs. No fresh/renewed deposits were accepted during the financial year. There was no failure to make repayments of Fixed Deposits on maturity and the interest due thereon in terms of the conditions of your Company's Schemes. Reminders have been sent to 115 persons, who did not claim repayment of their deposits, which had become due, amounting to Rs. 14.67 lakhs.

INVESTOR SERVICE CENTRE

The Investor Service Centre (ISC) of your Company, accredited with ISO 9001:2000 certification for its investor servicing, continues to provide effective service to the investors.

ISC, already benchmarked for its best-in-class investor servicing, consistently strives to cater to the increasing expectations of the investors by keeping its services contemporary and efficient, backed by state-of-the-art infrastructure and systems and an experienced team of professionals.

DIRECTORS

Mr. Serajul Haq Khan was appointed by the Board of Directors as Additional Non-Executive Director of your Company with effect from 30th October, 2006.

By virtue of the provisions of Article 96 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956, Mr. Khan will vacate office at the ensuing Annual General Meeting of your Company and has filed his consent to act as Director of the Company, if appointed. The Board of Directors of your Company at its meeting held on 25th May, 2007 recommended for the approval of the Members the appointment of Mr. Khan as

Non-Executive Director of your Company, liable to retire by rotation, with effect from the date of the ensuing Annual General Meeting of the Company.

Mr. Pillappakkam Bahukutumbi Ramanujam and Mr. Charles Richard Green were re-appointed as Non-Executive Directors of your Company with effect from 30th July, 2002 and their present term will expire on 29th July, 2007. The Board of Directors of your Company at its meeting held on 25th May, 2007 recommended for the approval of the Members their re-appointment as Non-Executive Directors of your Company, liable to retire by rotation, with effect from 30th July, 2007.

Notices have been received from Members of the Company under Section 257 of the Companies Act, 1956 for the appointment / re-appointment of Mr. Khan, Mr. Ramanujam and Mr. Green as Directors. Appropriate resolutions seeking your approval to their appointment / re-appointment are appearing in the Notice convening the 96th Annual General Meeting of the Company.

In accordance with the provisions of Article 91 of the Articles of Association of the Company, Mr. Pillappakkam Bahukutumbi Ramanujam, Mr. Charles Richard Green, Mr. John Patrick Daly and Mr. Krishnamoorthy Vaidyanath will retire by rotation at the ensuing Annual General Meeting of your Company and, being eligible, offer themselves for re-election. Your Board of Directors has recommended their re-election.

AUDITORS

The Auditors, Messrs. A. F. Ferguson & Co., retire at the ensuing Annual General Meeting and, being eligible, offer themselves for re-appointment. Since not less than 25% of the subscribed Share Capital of your Company is held collectively by Public Financial Institutions, the re-appointment of Auditors is being proposed as a Special Resolution in accordance with Section 224A of the Companies Act, 1956.

EMPLOYEE STOCK OPTION SCHEME

Under the 'Employee Stock Option Scheme' ('the Scheme') of the Company, 70,43,920 Ordinary Shares of Re. 1/- each, were issued and allotted during the year upon exercise of 7,04,392 Options. Such shares rank pari passu with the existing Ordinary Shares of your Company. Consequently, the Issued and Subscribed Share Capital of your Company, as on 31st March, 2007, stands increased to Rs. 3,76,22,22,780/- divided into 3,76,22,22,780 Ordinary Shares of Re. 1/- each.

Details of the Options granted up to 31st March, 2007, and other disclosures as required under Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, are set out in the Annexure to this Report.

The Company's Auditors, Messrs. A. F. Ferguson & Co., have certified that the Scheme has been implemented in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the resolutions passed by the Members in this regard.

The Members of the Company approved during the year, by means of Postal Ballot, offer and issue of shares up to five per cent of the Issued and Subscribed Share Capital as on 31st March, 2006, under a new Employee Stock Option Scheme for the employees and Directors of your Company, and also for the employees including Managing/ Wholetime Directors of subsidiary companies. The new Scheme came into effect from 25th May, 2007.

DIRECTORS' RESPONSIBILITY STATEMENT

As required under Section 217 (2AA) of the Companies Act, 1956, your Directors confirm having:

a) followed in the preparation of the Annual Accounts, the applicable accounting standards with proper explanation relating to material departures if any;

b) selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of your Company at the end of the financial year and of the profit of your Company for that period;

c) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of your Company and for preventing and detecting fraud and other irregularities; and

d) prepared the Annual Accounts on a going concern basis.

REPORT OF THE DIRECTORS

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Accounting Standard 21 - Consolidated Financial Statements, ITC Group Accounts form part of this Report & Accounts. These Group Accounts also incorporate the Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 - Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India. These Group accounts have been prepared on the basis of audited financial statements received from Subsidiary, Associate and Joint Venture Companies, as approved by their respective Boards.

OTHER INFORMATION

The certificate of the Auditors, Messrs. A.F. Ferguson & Co. confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is annexed. Particulars as required under Section 217(1)(e) of the Companies Act, 1956 relating to Conservation of Energy and Technology Absorption are also provided in the Annexure to this Report together with particulars of Employees as required under Section 217(2A) of the Companies Act, 1956.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that involve risks and uncertainties. When used in this Report, the words "anticipate", "believe", "estimate", "expect", "intend", "will" and other similar expressions as they relate to the Company and/or its businesses are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. This Report should be read in conjunction with the financial statements included herein and the notes thereto.

CONCLUSION

Your Company's Board and employees are inspired by their vision of sustaining ITC's position as one of India's most valuable companies through world-class performance, creating enduring value for all stakeholders, including the shareholders and the Indian society. Each business within the portfolio is continuously engaged in upgrading strategic capability to effectively address the challenge of growth in an increasingly competitive market scenario. Effective management of diversity enhances your Company's adaptive capability and provides the intrinsic ability to effectively manage business risk. The vision of enlarging your Company's contribution to the Indian economy is manifest in the creation of unique business models that foster international competitiveness of not only its businesses but also the entire value chain of which it is a part.

Inspired by this Vision, driven by Values and powered by internal Vitality, your Directors look forward to the future with confidence.

25th May, 2007	On behalf of the Board
Virginia House	
37 J L Nehru Road	
Kolkata 700071	Y.C. DEVESHWAR *Chairman*
India	K. VAIDYANATH *Director*

ANNEXURE TO THE REPORT OF THE DIRECTORS

Statement as at 31st March, 2007, pursuant to Clause 12 (Disclosure in the Directors' Report) of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

		2001	2002	2003	2004	2005	2006	Total
a)	Total Number of Options granted / allocated* :	3,39,119	6,27,070	11,82,616	11,43,195	14,48,071	60,95,625	1,08,35,696
b)	(i) Pricing Formula :	The Pricing Formula, as approved by the Shareholders of the Company, is the closing price of the Company's share on the National Stock Exchange of India Limited ('the NSE') on the date of grant, or such price which is no lower than the average price of the Company's share in the six months preceding the date of grant based on the daily closing price on the NSE, or the 'Market Price' as defined from time to time under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as determined by the Compensation Committee.						
	(ii) Exercise Price / Adjusted Exercise Price** : per Option, as applicable (Rs.) (Each Option represents 10 Ordinary Shares of Re. 1/- each)	779.95	617.90	679.90/ 453.27	880.45/ 586.97	1,531.65/ 1,021.10	1,814.00	—
c)	Total number of Options vested :	30,50,769						
d)	Total number of Options exercised :	23,26,416						
e)	Total number of Ordinary Shares arising as a result of exercise of Options :	2,32,64,160 Ordinary Shares of Re. 1/- each.						
f)	Total number of Options lapsed :	6,47,353						
g)	Variation of terms of Options :	Nil						
h)	Money realised by exercise of Options :	Rs. 156.86 crores						
i)	Total number of Options in force :	78,61,927						
j)	Details of Options granted to :	As provided below –						
	I. Senior managerial personnel							

	Name	Designation	No. of Options granted during the financial year
1.	Y. C. Deveshwar	Executive Chairman	1,50,000
2.	S. S. H. Rehman	Executive Director	75,000
3.	A. Singh	Executive Director	75,000
4.	K. Vaidyanath	Executive Director	75,000
5.	S. B. Mathur	Non-Executive Director	10,000 @
6.	P. B. Ramanujam	Non-Executive Director	10,000 @
7.	B. Sen	Non-Executive Director	10,000
8.	Ram S. Tarneja	Non-Executive Director	10,000
9.	B. Vijayaraghavan	Non-Executive Director	10,000
10.	S. M. Ahmad	Executive Vice President – Marketing, ITD	15,000
11.	N. Anand	Divisional Chief Executive, HD	22,500
12.	P. Banerjea	Executive Vice President, Risk Management & Strategic Initiatives	15,000

		Name	Designation	No. of Options granted during the financial year
	13.	S. Basu	Executive Vice President, Internal Audit	15,000
	14.	S. Chandrasekhar	Senior Executive Vice President – Projects, Growth and Development, HD	15,000
	15.	B. B. Chatterjee	Executive Vice President & Company Secretary	15,000
	16.	P. Chatterjee	Executive Vice President & Corporate Financial Controller	15,000
	17.	C. Dar	Divisional Chief Executive, LRBD	15,000
	18.	P. V. Dhobale	Divisional Chief Executive, PSPD	22,500
	19.	K. N. Grant	Divisional Chief Executive, ITD	31,250
	20.	R. G. Jacob	Group Head, Corporate Quality, R & D and Product Development	22,500
	21.	B. N. Malhotra	Executive Vice President – Projects, Agri Business	15,000
	22.	R. S. Naware	Divisional Chief Executive, FD	22,500
	23.	A. Nayak	Executive Vice President, Corporate Human Resources	22,500
	24.	A. R. Noronha	Vice President – Projects, HD	10,625
	25.	T. V. Ramaswamy	Executive Vice President – Technical & HR, ITD	15,000
	26.	S. Janardhana Reddy	Divisional Chief Executive, Agri Business (Leaf Tobacco)	15,000
	27.	S. C. Rustagi	Executive Vice President, Corporate EHS	15,000
	28.	S. K. Singh	Executive Vice President – Manufacturing, PSPD	15,000
	29.	S. Sivakumar	Divisional Chief Executive, Agri Business	22,500
	30.	R. Srinivasan	Head, Paper & Packaging Group	31,250
	31.	K. S. Suresh	General Counsel	15,000
	32.	P. K. Talwar	Executive Vice President – Finance, PSPD	15,000
	33.	R. Tandon	Executive Vice President – Finance & MIS, ITD	15,000
	34.	K. S. Vaidyanathan	Senior Vice President, Corporate Affairs	22,500
	35.	P. K. Verma	Executive Vice President – Operations, HD	15,000
	II.	Any other employee who received a grant in any one year of Options amounting to 5% or more of the Options granted during that year. :	None	
	III.	Identified employees who were granted Options during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant. :	None	
k)		Diluted Earnings Per Share (EPS) pursuant to issue of Ordinary Shares on exercise of Options calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'. :	Rs. 7.16	

l)	(i) Method of calculation of employee compensation cost. :	The employee compensation cost has been calculated using the intrinsic value method of accounting to account for Options issued under the ITC Employee Stock Option Scheme. The stock-based compensation cost as per the intrinsic value method for the financial year 2006-07 is Nil.
	(ii) Difference between the employee compensation cost so computed at (i) above and the employee compensation cost that shall have been recognised if it had used the fair value of the Options. :	Rs. 148.26 crores
	(iii) The impact of this difference on profits and on EPS of the Company. :	The effect on the net income and earnings per share, had the fair value method been adopted, is presented below: **Net Income** — **Rs. in Crores** As reported — 2,699.97 *Add*: Intrinsic Value Compensation Cost — Nil *Less*: Fair Value Compensation Cost (Black Scholes model) — 148.26 **Adjusted Net Income** — 2,551.71 **Earnings Per Share** — **Basic (Rs.)** — **Diluted (Rs.)** As reported — 7.19 — 7.16 As adjusted — 6.79 — 6.77
m)	Weighted average exercise prices and weighted average fair values of Options granted for Options whose exercise price either equals or exceeds or is less than the market price of the stock. :	Weighted average exercise price per Option : Rs. 1,814.00 Weighted average fair value per Option : Rs. 468.97
n)	A description of the method and significant assumptions used during the year to estimate the fair values of Options. :	The fair value of each Option is estimated using the Black Scholes Option Pricing model after applying the following key assumptions on a weighted average basis: (i) Risk-free interest rate — 6.56% (ii) Expected life — 3.55 years (iii) Expected volatility — 28.73% (iv) Expected dividends — 2.38% (v) The price of the underlying share in market at the time of Option grant — Rs. 1,831.36

* *Bonus Options were allocated during 2005-06 on unvested Options in the same ratio as Bonus Shares (i.e. in the ratio of 1 Bonus Share for every 2 Ordinary Shares), in accordance with the Employee Stock Option Scheme of the Company read with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.*

** *As adjusted for allocation of Bonus Options.*

@ *Not accepted.*

Expansion of abbreviations used:

ITD	-	India Tobacco Division
HD	-	Hotels Division
LRBD	-	Lifestyle Retailing Business Division
PSPD	-	Paperboards & Specialty Papers Division
FD	-	Foods Division

On behalf of the Board

Y.C. DEVESHWAR *Chairman*

K. VAIDYANATH *Director*

Kolkata, 25th May, 2007

ANNEXURE TO THE REPORT OF THE DIRECTORS

FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2007

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Employed throughout the year and in receipt of remuneration aggregating Rs. 24,00,000/- or more per annum.								
Ahmad S M	53	Executive V.P., Marketing (ITD)	48,30,325	18,91,805	M.A.	30	06.03.1980	ANZ Grindlays Bank, Plc., Mgmt. Trainee
Ahmed Riaz	51	Div. Fin. Controller (HD)	33,76,776	15,49,425	B.Com., F.C.S., A.I.C.W.A., A.C.I.S. (UK)	27	23.01.1986	@
Anand Gautam	49	V.P., Operations, Support & Quality (HD)	33,71,512	13,83,000	B.A. (Hons.)	27	16.03.1994	@
Anand Nakul	50	Div. Chief Executive (HD)	59,58,747	20,06,163	B.A. (Hons.)	27	01.12.1979	@
Awasty Raveesh	51	General Manager, T & RA (ITD)	27,59,396	11,30,582	M.A., M.B.A.	25	01.02.2004	Zee Telefilms Ltd., CEO (Siticable & DTH)
Balaji L N	45	Services on Loan to Subsidiary Co.	34,14,833	13,65,614	B.Com., F.C.A.	22	17.06.1985	Nil
Balakrishnan S	40	Divisional Manager - FMCG Projects (ITD)	25,20,234	10,39,742	B.E.	20	01.09.1987	Nil
Banerjea P	54	Executive V.P., Risk Management	35,86,794	16,74,874	B.Sc., M.Sc., F.C.A., F.I.C.W.A.	27	01.10.1982	Shaw Wallace & Co. Ltd., Financial Accountant
Banerjee Subhatosh	60	Sr. Legal Advisor	25,63,167	10,09,799	B.A. (Hons.), M.A., LL.B.	38	01.08.1985	Smith Stanistreet Pharm. Ltd., Law Officer
Basu S	55	Executive V.P., Internal Audit	36,19,139	15,52,715	A.C.A., F.C.A. (Eng. & Wales)	37	02.01.1978	Whinney Murray & Co., London, Audit Asst.
Batra Rakesh	43	Services on Loan to Subsidiary Co.	29,06,221	11,40,536	B.Com. (Hons.), F.C.A.	21	01.09.1986	Nil
Bhalla A	57	V.P., Quality, Learning & Six Sigma (HD)	30,94,896	13,12,810	Dip. in H.M.C.T.	34	16.08.1989	@
Bhandari R	45	Area Manager - East & Gr. Manager ITC Sonar (HD)	34,79,860	15,30,622	B.Com. (Hons.), Dipl. in Hotel Mgmt.	21	01.04.2002	@
Bhatnagar M S	55	V.P., Growth & Development (HD)	36,02,291	14,88,340	B.Sc., M.B.A.	33	01.01.1975	@
Bhattacharjee Arijit	43	General Manager, Information Systems (HD)	24,82,800	11,70,681	B.E. (Industrial & Production)	18	09.07.2001	@
Biddappa K C	54	V.P., Marketing and R&D (AB, LT)	30,00,888	10,86,902	B.Sc. (Ag.)	29	06.02.1978	Nil
Bose Kamal	47	V.P., Buying & Merchandising (LRBD)	25,02,069	10,41,353	B.A. (Hons.), P.G.D.M.	27	16.01.1995	ITC BPL Ltd., Regional Mgr., Mktg.
Chakrawarti A	49	Services on Loan to Subsidiary Co.	26,50,150	12,80,062	B.Com. (Hons.), A.C.A.	27	01.10.1990	@
Chand A	42	V.P., Marketing & Retail Operations (LRBD)	37,77,956	14,88,107	B.A., M.B.A.	19	01.06.1988	Godfrey Philips (I) Ltd., Mktg. Exec.
Chander V	51	Controller - ITC Hotels & ITC Maurya (HD)	24,15,167	11,21,471	M.Com., M.B.A.	31	09.01.1976	@
Chandrasekhar S	54	Sr. Executive V.P. - Proj., Growth & Development (HD)	43,19,568	17,23,054	B.Sc., F.C.A.	29	01.01.1978	@
Chandrasekharan L C (Dr)	52	Chief Scientist, Research & Technology Innovation	61,30,019	37,27,140	Ph.D.	25	01.10.2005	G.E. India, Director, Mfg. Engg.
Chatterjee B B	54	Executive V.P. & Company Secretary	45,61,028	22,56,169	B.Com. (Hons.), F.C.A., F.C.S., LL.B.	29	16.05.1983	Wacsgen, Deputy Mgr.
Chatterjee P	57	Executive V.P. & Corporate Financial Controller	46,20,037	18,24,826	B.Com. (Hons.), F.C.A.	35	16.09.1974	Macneill & Barry Ltd., Accountant
Dar C	51	Divisional Chief Executive (LRBD)	43,20,923	17,96,976	B.Tech. (Hons.), P.G.D.M.	28	01.05.1981	Tata Eng. & Loco. Co., Shift Supvr.
Das C S	51	SBU Chief Executive (GGSB)	34,02,083	13,56,814	B. Tech. (Hons.), M.B.A.	27	15.04.1980	Larsen & Toubro Ltd., Trainee
Desai G D	56	Sr. Executive Chef, ITC Maratha (HD)	27,92,174	13,05,685	Dip. In Hotel Mgmt. & Catering Tech.	31	03.06.1982	@
Deveshwar Y C	60	Executive Chairman	4,02,50,309	1,70,70,641	B.Tech. (Mech.)	38	11.02.1994	Air India Ltd., Chairman & M.D.
Dhalewadikar S V (Dr)	53	Chief Scientist (ITD)	34,14,618	13,95,841	B.Sc., M.Sc., Ph.D.	25	03.03.2003	Hindustan Lever Ltd., Development Mngr.
Dhawan S S	57	V.P., Welcomhotels (HD)	27,36,674	11,58,927	Dip. In Tourism Mgmt. (Vienna)	36	18.05.1978	@
Dhobale P V	51	Divisional Chief Executive (PSPD)	59,36,294	20,19,581	B.Tech. (Chem.)	30	01.07.1977	Nil
Dutt S	52	General Manager - Commercial (HD)	26,19,724	10,74,879	B.Com., A.C.A., A.C.S.	28	15.05.1980	@
Dutta Saradindu	47	General Manager, Corporate Accounts	28,97,218	10,78,535	B.Com (Hons.), M.Com., A.C.A.	25	01.12.1982	Organon (I) Ltd., Trainee Accounts

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Dwivedi Praveen	46	Business Manager - Logistics (ITD)	34,28,239	11,91,799	B.Com. (Hons), M.Com.	22	01.06.1985	Nil
Favre Gilles	35	Executive Pastry Chef - ITC Maurya (HD)	46,73,836	25,22,260	HACCP Training Johnson & Wales University, Certificate in Pastry, Confectionary, Chocolates & Ice Cream	16	17.03.2006	Sheraton GrandeWalkerhill Hotel & Casino, Seoul
Gadhok M S	48	General Manager - RTE (FD)	27,53,092	10,66,451	B.Tech., M.B.A.	27	01.06.1980	Nil
Ganesan M	44	V.P., Finance & MIS (AB, LT)	32,21,049	12,39,732	B.Com., A.C.A., A.C.S.	21	01.03.1986	Nil
Ganesh D	57	General Manager, Haridwar Complex (ITD)	36,70,544	14,31,537	B.E., D.M.S., Memb. Inst. of Standards Engrs.	34	19.11.1979	Metal Box (I) Ltd., Foreman
Ganeshkumar S	39	General Manager - Staples (FD)	28,74,720	11,29,628	B.E.	15	14.12.1991	Nil
Ghadiali J	50	General Manager, ITC Park Sheraton (HD)	24,75,519	10,64,398	Dip. in H.M.C.T.	26	01.02.1981	@
Gill Manjit Singh	56	Corporate Leader Quality - Food Production (HD)	28,52,370	13,02,615	Dip. in Hotel Mgmt., Catering & Nutrition	33	24.12.1993	@
Gooptu T K	56	Administrator, Salaries & Retirement Funds	24,98,846	9,59,716	B.Com. (Hons.), LL.B., M.I.M.A.	35	15.11.1991	Brooke Bond (I) Ltd., Accountant, Welfare Funds
Gopal Rajeev	46	SBU Chief Executive (Matches)	33,29,052	13,35,880	B.E. (Hons.)	24	01.11.1982	Nil
Grant K N	49	Divisional Chief Executive (ITD)	91,96,335	32,34,443	B.A. (Hons.), M.B.A.	28	02.06.1980	DCM Ltd., Mgmt. Trainee
Gupta P	50	General Manager, Corporate Taxation	33,41,577	17,44,710	B.Com. (Hons.), A.C.A., D.M.A.(I.C.A.)	27	15.02.1989	Hindustan Lever Ltd., Group Audit Manager
Haksar Dipak	49	V. P. - ITC Hotels and General Manager ITC Maurya (HD)	34,72,537	15,13,480	B.Com. (Hons.)	29	01.09.1977	@
Hariharan B	44	V.P., Sales & Marketing (HD)	31,51,209	14,44,931	B.A., P.G. Dip. in International Mgmt.	22	10.08.1987	@
Jacob R G	61	Group Head, Corporate Quality, R & D and Product Development	82,29,610	27,93,533	B.Tech.	40	15.09.1967	Nil
Janardhana Reddy S	58	Divisional Chief Executive (AB, LT)	45,55,257	17,55,741	B.Sc. (Ag.)	34	27.12.1972	Nil
Katre V	57	Services on Loan to Subsidiary Co.	32,02,387	13,95,874	M.A.	34	01.11.1979	@
Kaul Sandeep	40	General Manager, FMCG Projects (ITD)	31,71,557	12,88,651	B.E., P.G.D.M.	17	01.06.1990	Nil
Kavarana D	51	General Manager, ITC Maratha (HD)	27,17,160	14,42,306	B.Com. (Hons.), Dip. in Hotel Mgmt. & Nutrition	29	01.08.1978	@
Keshava S	48	General Manager - Marketing, TQM (ITD)	32,17,418	12,34,561	B.Com. (Hons.)	27	03.10.1989	SAS Chemicals Pvt. Ltd., Director
Kumar Atul	43	Services on Loan to Associate Co.	24,42,224	11,59,363	B.Com. (Hons.), F.C.A.	19	01.06.1988	@
Kumar M	54	V. P., Corporate Affairs	26,93,619	10,44,120	M.Com., LL.B.	26	01.04.1981	Nil
Kumar Suresh	49	Services on Loan to Subsidiary Co.	33,54,500	14,23,382	B.Sc.	27	01.12.1979	@
Lall U	56	Services on Loan to Tobacco Institute of India	47,13,958	17,92,544	B.A.(Hons.)	35	03.01.1972	PARCO, Officer on Spl. Duty
Malhotra B N	61	Executive V.P., Projects (AB)	42,44,668	16,32,171	B.Tech., M.Tech., P.G. Dip. in Soil Mec.	35	17.03.1975	ITDC, Asst. Engr.
Malik Anil	54	General Manager, ITC Grand Central (HD)	26,35,436	11,40,869	Dip. in H.M.C.T.	34	01.07.1977	@
Malik Hemant	40	General Manager, Marketing (FD)	38,80,179	14,00,266	B.A., M.B.A.	18	01.06.1989	Nil
Mathur R P	59	General Manager, Corporate Human Resources	28,91,140	10,57,596	B.E., M.M.S.	36	03.05.1971	Nil
Mathur Rakesh	55	President, WelcomHeritage Hotels (HD)	33,96,059	14,24,305	B.A. (Eco.), Dip in H.M.C.T.	32	16.06.2004	@
Misra P K	57	District Manager - North (ITD)	25,69,334	10,91,530	B.Sc., LL.B.	35	11.10.1971	
Mukerji Arup K	48	Head of Corporate Finance	36,53,420	16,44,138	B.Com. (Hons.), A.C.A.	25	01.11.1982	Gupta Chowdhury & Ghose, Jr. Officer
Mukherjee P	45	Audit Manager	26,54,365	11,33,907	B.Com. (Hons.), A.C.S., A.C.A.	20	01.09.1987	Khanna & Annadhana Ch. Accnts., Asst. Audit
Mukherjee Soumitra (Dr)	41	Senior Specialist (ITD)	24,78,492	9,73,734	B.Sc., M.Sc., Ph.D., Post Doctorate	12	16.03.1998	ICI India Ltd., Manager QA
Nambiar K T R	56	General Manager, Strategic Initiatives (Finance)	24,74,317	9,90,682	B.Sc., A.C.A.	31	15.05.1978	A.F. Ferguson & Co., Audit Asst.
Naware R S	57	Divisional Chief Executive (FD)	66,10,659	20,48,347	B.Tech., M.M.S.	34	01.07.1974	Otis Elevator Co. (P) Ltd., Mgmt. Trainee

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
ayak Anand	55	Executive V.P., Corporate Human Resources	77,25,057	31,44,477	B.Sc., P.G.D.I.R.	34	14.05.1973	Nil
Noronha A R	53	V.P., Projects (HD)	39,40,746	16,72,714	B.E. (Elec.)	29	01.05.1978	@
Parasuram R	48	V.P., Finance (PSPD)	34,57,148	14,09,804	B.Com. (Hons.)., A.C.A.	25	15.09.1982	Nil
Pathak Arun	47	V.P., Finance, IT, Procurement & Logistics (FD)	39,47,565	14,66,337	B.Com. (Hons.)., F.C.A.	24	20.06.1983	Nil
Philipose P S	56	General Manager, Special Projects	27,68,557	10,58,682	B.Sc. (Hons.), M.B.A.	35	01.01.1995	VST Industries Ltd., G.M. Mktg. & Sales
Poddar A K	46	Branch Manager - Bangalore Factory (ITD)	27,49,166	10,36,621	B. Tech.	25	02.11.1982	Hindustan Petroleum, Mgmt. Trainee
Prasad K T	51	V.P., Human Resources (AB)	31,27,287	13,61,142	M.A. (P.M., I.R. & L.W.) P.G. Dip. Sp. P.L.M.	27	01.06.1999	ITC Agro Tech., G.M. (HR)
Puri R	54	Services on Loan to Subsidiary Co.	29,33,485	12,23,711	B.Com. (Hons.), A.C.A.	29	16.01.1979	B.M. Chatrath, Audit Sr.
Quing Liang Xiao	45	Chinese Chef, ITC Maratha (HD)	40,60,312	19,63,844	Cooking School of Beijing Tourism, Specialised in Chinese Cooking	24	16.04.1999	The Great Wall Sheraton, Beijing
Rai R K	44	V.P., Exports (AB)	30,74,587	13,63,681	B.A. (Mktg.), P.G.D. in Export & Imports	24	16.08.1990	Britannia Industries Ltd., Commercial Officer
Rajasekharan V M	48	SBU Chief Executive (Agarbattis)	26,20,317	10,38,321	B.E.	27	01.06.1986	MM Rubber Co. Ltd., Sales Manager
Rajesh V L	39	General Manager - Confectionery (FD)	30,77,263	12,06,338	B.Sc., M.B.A.	17	01.06.1990	Nil
Rajiv Mohan D V R	41	General Manager, Exports (AB, LT)	26,92,727	11,39,020	B.Com., M.B.A.	19	22.08.1988	Nil
Rajput A K	51	V.P., Corporate Affairs	33,59,842	13,46,092	B.Com., M.B.A.	31	10.04.1976	Nil
Raju G M K	49	SBU Chief Executive (PPB)	34,42,976	13,24,492	B. Tech.	27	13.06.1980	Nil
Ramakrishna S	52	Head - Processing & Technology (AB, LT)	24,93,104	10,38,336	B.E.	28	12.11.1980	Sirsilks, Maintenance Engg.
Ramaswamy T V	55	Executive V.P., Technical & Human Resources (ITD)	48,35,219	18,52,525	B.E., M.M.S.	33	01.07.1974	Nil
Rangrass S	46	General Manager, Operations (ITD)	39,81,261	15,45,223	B.Tech.	25	01.07.1982	Nil
Rao A Anand	48	General Manager - ITC Windsor (HD)	26,83,452	11,92,729	Dip. in Hotel Mgmt. & Catering Tech.	26	04.04.1981	@
Rao A K	56	General Manager, Special Projects	31,38,504	11,14,761	B. Tech. (Hons.)	35	15.05.1972	Nil
Rao M Balachandra	57	Manager, Audit & Training	26,06,434	9,65,073	B.Com. (Hons.), P.G.D.B.M.	33	08.05.1974	Nil
Rastogi Mukul	39	V.P., Human Resources (LRBD)	27,36,103	11,64,803	B.A., M.A.	18	01.06.1989	Nil
Reddy K Venkateshwar	41	General Manager, R & D - Staples (FD)	27,85,711	15,96,871	B. Tech.	18	01.08.2001	Cargill India Pvt. Ltd., Production Mgr.
Rehman S S H	63	Executive Director	1,89,39,896	83,92,988	Graduate, Indian Army	43	21.11.1997	@
Rellin Ranjan K	52	V.P., Renovation & Refurbishing (HD)	31,43,008	14,00,237	B. Arch., M.I.A. (Columbia) M.S.U.P (N.Y.)	30	01.02.1986	@
Rustagi S C	58	Executive V.P., Corporate EHS	39,76,907	18,77,285	B.Sc., P.G.D. (Engg.)	35	10.02.1983	Sriram Fertilisers & Chemicals, Mech. Engr.
Sarma C V	45	V.P., Finance (AB)	31,92,224	14,76,953	B.Com., A.I.C.W.A., A.C.A., A.C.S., P.G.D.M.	19	03.05.1993	J Loyalka & Co., Sr. Asst. (Audit)
Sathya D	51	General Manager, R & D - Confectionery (FD)	26,98,425	15,32,124	B.Sc., M.Sc.	26	24.06.2002	Nutrine Confectionary Co. Ltd., G.M. - Q & R
Sebastian K J	53	Unit Financial Controller, ITC Maratha (HD)	25,11,254	11,06,289	B.Com., A.C.A.	31	01.10.1986	@
Sengupta P	49	V.P., Finance & MIS (LRBD)	31,17,840	13,23,373	B.Sc. (Hons.), A.C.A.	25	01.07.1987	Indian Aluminium Co. Ltd., Finance Officer
Senguttuvan R	45	General Manager, Works (PPB)	26,36,664	10,66,971	B.E, P.G.D.M.	21	27.05.1991	Asian Paints Ltd., Purchase Exec.
Sharma Anil	48	V.P., Human Resources (HD)	26,86,749	12,38,896	M.A. in Prsnl. Mgmt. & I.R.	24	06.11.1985	@
Singh A	62	Executive Director	1,84,09,672	76,54,632	B.Tech. (Hons.)	39	01.03.1968	Nil
Singh Kavinder	42	General Manager - Biscuits (FD)	39,66,717	13,83,027	B.Tech.	21	14.02.1992	Asian Paints Ltd., Plant Engg. Exec.
Singh S K	50	Executive V.P., Manufacturing (PSPD)	41,12,259	17,56,534	B.Tech. (Chem.)	30	21.06.1977	Nil

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Sivakumar S	46	Divisional Chief Executive (AB)	51,78,040	22,16,070	B.Sc., P.G. Dip. in Rural Mgmt.	24	18.09.1989	Gujarat Co-op Oil Seeds Growers' Fed. Ltd., Mgr. Mktg.
Sridhar R	48	General Manager, Human Resources (ITD)	35,50,032	13,80,064	B.Sc., P.G. Dip. in P.M. & I.R.	25	01.06.1982	Nil
Srinivasan R	55	Head, Paper & Packaging Group	91,29,983	32,98,170	B.Tech. (Hons.)	33	10.09.1974	Nil
Srinivasan Ravi	50	Manager - Training & Development, Corporate Human Resources	24,63,194	9,85,689	B.Com. (Hons.), P.G.D.P.M. & I.R.	27	01.07.1988	Punjab Agro Industries Corp. Ltd., Mgr., Manpower Development
Stephanos K G	42	Divisional Finance Manager - Business Systems (ITD)	24,99,530	9,91,671	B.Com. (Hons.), C.A.	19	01.07.1988	Price WaterHouse & Co., Jr. Officer
Sule Sandeep	41	Head of FMCG Sales (ITD)	25,43,118	10,54,820	B.Com. (Hons.), M.I.B.	17	16.07.1990	Bayer India Ltd., Mgmnt. Trainee
Sumant B	43	General Manager - Snacks (FD)	36,97,994	13,83,823	B.E.	21	20.01.1986	Nil
Sundaram A S	40	Associate General Counsel	24,16,001	11,64,439	B.L., M.L.	18	20.10.1997	Maxworth Home Ltd., Mgr., Legal
Suresh K S	47	General Counsel	50,84,901	20,80,360	B.A., B.L., P.G.D.P.M., I.R. & L.W.	24	01.09.1990	Chambers of Sri C.S. Venkata Subramaniam, Advocate
Suresh Karanam N	54	Senior Specialist (ITD)	32,63,424	12,84,139	B.Sc., M.Sc.	32	01.03.1977	Flavours & Essence Pvt. Ltd., Flavour Technologist
Talwar P K	59	Executive V.P., Finance (PSPD)	38,08,482	15,59,354	B.Sc., F.C.A.	35	26.06.1989	Nagarjuna Hire Purchase Ltd., President
Tandan S	47	General Manager - Project Finance (HD)	26,57,124	11,62,627	B.A. (Hons.), A.C.A.	24	01.10.1985	@
Tandon A K	56	Sr. Legal Advisor	31,97,655	13,90,082	B.Sc., LL.B., F.C.S.	32	01.09.1982	@
Tandon R	53	Executive V.P., Finance & MIS (ITD)	44,90,426	17,50,133	B.Sc., A.C.A.	29	01.01.1987	Triveni Handlooms Ltd., Finance Mgr. & Secy.
Tyagi Shailender	48	V.P., Marketing (AB)	30,62,457	13,38,865	B.Sc., M.Sc., Dip. in Mktg. Mgmt.	25	01.02.1982	Nil
Vaidyanath K	57	Executive Director	1,52,51,428	63,65,171	B.Com. (Hons.), M.B.A.	34	16.01.1976	Shriram Refrigeration Industries Ltd., Mgmt. Trainee
Vaidyanathan K S	67	Senior V.P., Corporate Affairs	83,41,206	31,13,277	B.Com. (Hons.)	44	08.10.1982	T.V.S. Southern Roadways Ltd., Resident Mgr.
Vandrevala Shashi	57	V.P., Public Relations (HD)	26,22,948	14,92,978	M.A. (Hons.)	29	07.04.1994	@
Venkateswaran Krishnan (Dr)	47	Chief Scientist, FMCG Projects (ITD)	40,48,768	17,07,341	B.Sc., M.Sc., Ph.D.	22	05.05.2005	Hindustan Lever Ltd., Head - Skin, Cleansing & Care
Verma P K	60	Executive V.P. - Operations (HD)	44,41,212	18,80,632	B.Sc.(Chem. Tech.), M.B.A. Dip. in Hotel Mgmt.	35	31.01.1986	@
Vinayaka H C	43	General Manager - Technical & EHS (HD)	25,33,710	11,12,922	B.E. (Mechanical)	19	23.05.2001	@
Virmani Manoj	50	General Manager - Six Sigma (HD)	26,01,567	12,08,989	Dip. in Hotel Mgmt. & Catering Tech. P.G.D.B.M.	30	01.07.1982	@
Wahi Raghupati	52	General Manager, Finance - Fortune Park Hotels (HD)	28,05,135	12,87,166	B.A. (Hons.), P.G. Dip. in Business Mgmt.	31	28.05.1976	@
Wanchoo Siddarth	46	General Manager, Brands (ITD)	34,19,461	13,47,377	B.Com. (Hons.)	25	19.10.1981	Nil
Wariah Dalbir Singh	40	General Manager, R & D - Snacks (FD)	25,53,330	12,26,753	B.E.	17	05.04.2005	Pepsico India Holdings Pvt. Ltd., G.M.
Employed for a part of the year and in receipt of remuneration aggregating Rs. 2,00,000/- or more per month.								
Ahluwalia S K (Late)	56	V.P., Quality, Product Development & Housekeeping (HD)	34,91,719	17,51,249	B.Com., Dip. in Hotel Mgmt. & Nutrition L.H.C.I.M.A. (UK)	36	07.07.1975	@
Arif Nazeeb	45	V.P., Corporate Communications	14,12,156	6,30,270	B.A. (Hons.), M.A.	21	01.09.2006	Indian Chamber of Commerce, Secretary General
Chakraborty Kanchan	48	General Manager, Technology & Engineering - Biscuits (FD)	27,52,939	16,74,068	B.E.	27	21.04.2006	Britania Industries Ltd., Co. Engg. Services Mgr.
Fonseka Nalin	43	Executive Pastry Chef, ITC Maurya (HD)	16,19,939	8,12,755	Dip. in Hotel Mgmt., Dip. in Sugar Craft	25	15.06.2002	Sun Intl. Resorts, Mauritius, Pastry Chef
Jha H M	60	General Manager, Corporate Human Resources	17,47,232	9,23,515	B.A. (Hons.), P.G.D.P.M. & I.R.	36	12.01.1978	@
Kalauny Mathura Dutt	60	Research Manager (ITD)	20,46,127	10,38,553	B.Sc. (Hons.)	41	02.01.1967	Emsons Pharmaceuticals Pvt. Ltd., Asst. Chemist

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Khan Salamat Ali	58	Asst. Manager - Production (ITD)	7,62,370	5,83,927	—	38	12.03.1968	Nil
Kundu Rajatendra	37	Factory Head - FMCG Projects (ITD)	16,85,286	8,40,600	B.Tech. (Hons.), Mech. Engg.	10	27.07.2006	PZ Cussons, Chief Engineer
Lakshminarayanan N	56	V.P., Corporate Projects	35,26,809	19,25,279	B.Com. (Hons.), F.C.A	32	19.06.1978	Coromandel Leathers (P) Ltd., Chief Accounts Officer
Lamba Mandeep Singh	44	President, Fortune Park Hotels (HD)	5,53,146	3,36,619	Dip. in Hotel Mgmt. & Catering Tech.	22	10.05.2004	@
Marangattil Joseph	60	Branch Manager (ITD)	9,92,474	6,90,264	B.Sc., B.Ed., P.G.D.P.M.	26	01.11.1982	Rajico Intl., General Manager
Mohideen G Sultan	52	Executive Chef - ITC Windsor (HD)	6,41,000	4,17,217	B.Sc., Dip. in Hotel Mgmt. & Catering Tech.	22	15.05.1995	@
Muralidharan Menon M	49	Safety Manager	8,96,169	4,92,657	B.E. (Mech.)	22	15.09.1984	@
Narang Anuj	35	Manager, Raw Materials Procurement (FD)	2,22,649	1,62,892	B.Com., M.B.A.	11	01.11.2002	Orion Commodities & Services Pvt. Ltd., Mgr. Bus. Dev.
Prasad N V S S V	60	V.P., Processing & Technical (AB, LT)	23,95,917	12,38,719	M.Tech., F.I.E.	35	19.01.1972	Nil
Puri Anil Mohan	54	Chief Engineer - Fortune Park Hotels (HD)	10,13,532	5,42,261	Graduate in Marine Engg.	31	01.11.2001	@
Puri Sanjiv	44	Services on Loan to Subsidiary Co.	32,98,470	17,42,205	B.Tech.	22	20.01.1986	TELCO Ltd., Trainee
Radhakrishnan C	60	Trader (AB)	6,33,421	5,30,121	B.Com.	40	03.05.1989	Vijaya Flexible Con. (P) Ltd., Purchase Exec.
Raghavaiah K V	60	General Manager - Corporate Human Resources	18,68,580	10,14,220	B.A., P.G.D.P.M., I.R. & L.L.	41	01.09.1985	Coromandel Fertilisers Ltd., Asst. Mgr. (Pers. & I.R.)
Rajaram N S (Late)	56	Asst. Engineer (PPD)	6,22,624	4,12,639	Dip. in Marine Engg.	40	08.04.1980	Savera Hotels, Chief Engg.
Rao K Nageswara	58	Leaf Manager (AB, LT)	8,06,675	5,73,806	M.A. (Pscy.)	32	01.12.1973	Nil
Reddi P Bapi	60	Asst. Manager - Technical (AB, LT)	7,97,918	5,81,917	L.M.E.	41	02.12.1965	Nil
Seth Anil	49	V.P., Finance (ITD)	30,39,178	13,52,900	B.A. (Hons.), A.C.A., P.G.D.B.M.	24	01.11.1982	Nil
Sharma Navin (Dr)	45	Chief Scientist	19,23,184	12,18,512	B.Sc., M.Sc., Ph.D.	18	14.08.2006	Hindustan Lever Ltd., Principal Scientist
Shome P K	60	Divisional Manager, IT Projects (ITD)	18,62,921	9,01,172	B.E., P.G.D.I.E.	36	01.10.1974	Ralli Wolf, Jr. Industrial Engg.
Sundara John S (Late)	55	NSM Groc. Focus Products (ITD)	13,00,965	7,24,991	M.A. (Litt.)	31	01.11.1974	Nil
Upadhaya B (Late)	58	Asst. Manager Production - (ITD)	5,03,832	4,48,027	D.M.E.	39	17.01.1967	Nil
Verma Sanjay	48	Services on Loan to Subsidiary Co.	21,09,286	11,11,991	B.E.	25	01.11.1981	Nil

Abbreviations denote :

ITD	:	India Tobacco Division
PPD	:	Packaging & Printing Division
PSPD	:	Paperboards & Specialty Papers Division
PPB	:	Packaging & Printing SBU
LRBD	:	Lifestyle Retailing Business Division
AB	:	Agri Business
"AB, LT"	:	Agri Business, Leaf Tobacco
FD	:	Foods Division
HD	:	Hotels Division

Notes :

1. Gross remuneration comprises salary, allowances, medical reimbursement, rent/ costs on accommodation, leave travel assistance, Company's contribution to provident, pension and gratuity funds, monetary value of other perquisites computed on the basis of the Income Tax Act and Rules, leave encashment and performance bonus, where applicable. With respect to those employed for a part of the year, such remuneration also includes leave encashment upon separation.
2. Net remuneration comprises cash income less : a) income tax, surcharge & education cess deducted at source.
   b) manager's own contribution to Provident Fund.
3. All appointments are/were contractual in accordance with terms and conditions as per Company rules.
4. None of the above employees is a relative of any Director of the Company.
5. @ Previously employed with ITC Hotels Ltd. which was merged with the Company on March 23, 2005.

On behalf of the Board

Y.C. DEVESHWAR *Chairman*

Kolkata, 25th May, 2007

K. VAIDYANATH *Director*

ANNEXURE TO THE REPORT OF THE DIRECTORS

CONSERVATION OF ENERGY

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

a) Energy conservation measures taken :

In line with the Company's declared commitment towards conservation of natural resources, all business units have continued with their efforts to improve energy usage efficiencies. Some of the measures adopted are:

i) Cold Plasma Odour Abatement System in place of wet scrubber, resulting in savings on energy and water in the cigarette manufacturing factory at Bangalore.

ii) Replacement of roulette type feeders by energy efficient band feeders for cut tobacco in cigarette factories.

iii) Upgradation of boilers in leaf processing plants.

iv) Installation of electronic governors in steam turbine generating set at Bhadrachalam paperboards factory.

v) Boiler waste heat recovery and de-aerator in Tribeni paper factory.

vi) Replacement of old compressors with higher efficiency sets in Kovai paperboards factory.

vii) Revamping of boiler feed water system in Bollaram factory.

viii) Use of energy efficient light fittings, light emitting diodes and automation of lighting controls in various hotels and factories.

ix) Replacement of existing air-conditioning equipment with higher efficiency systems in various hotels and factories.

x) Usage of ceramic blankets in place of mineral wool for improved insulation in biscuit ovens.

xi) Replacement of electric boilers by direct-fired HSD (high speed diesel) boilers in LRBD Master Facility.

xii) Common measures adopted across most business units:
- Replacement of existing pumps with higher efficiency sets.
- Installation of variable speed drives.
- Automation of lighting controls.
- Improving upon reactive power compensation.
- Use of Solar energy for hot water generation and outside area illumination.

b) Additional investments and proposals, if any, being implemented for reduction of consumption of energy:

i) Installation of Rotary UPS (Uninterrupted Power Supply) system in Munger cigarette factory.

ii) Replacement of existing boilers with higher efficiency sets in Chirala leaf processing plant.

iii) Waste heat recovery from main dissolving tanks in Bhadrachalam paperboards factory.

iv) Modifications in paper machine 3 condensate recovery system and upgradation of paper machine 4 steam system, in Tribeni paper factory.

v) Installation of variable frequency drives for condensate extraction/cooling water circulation pumps in Kovai paperboards factory.

vi) Installation of PNG (Piped Natural Gas) fuelled generator sets and PNG fired calendar and tumbler drier machines in hotel laundries.

vii) Installation of thermal wheels for pre cooling inlet air of Treated Fresh Air and Air Handling Units, in hotels.

viii) Improvements to reduce heat gain/cooling losses from building envelops in hotels.

c) Impact of measures (a) and (b) for reduction of energy consumption and consequent impact on the cost of production of goods.

Energy conservation measures initiated across the Company's businesses have resulted in significant saving, which has helped partially offset the inflationary trend in fuel/electricity costs. Business wise specific energy consumption figures indicate very competitive performance. The energy conservation initiatives have also enabled the Company earn a large number of Certified Emission Reductions (CERs) from the UNFCCC (United Nations Framework Convention on Climate Change) under the Kyoto Protocol's Clean Development Mechanism.

A) POWER AND FUEL CONSUMPTION

	For the Year ended 31st March, 2007	For the Year ended 31st March, 2006
Relating to Paperboards & Paper		
1. Electricity (Excluding Consumption in Colony)		
a) Purchased		
Units (KwH in Lakhs)	240	380
Total Amount (Rs. in Lakhs)	1417	1995
Rate / Unit (Rs.)	5.91	5.25
b) Own Generation		
i) Through Diesel Generation Unit (KwH in Lakhs)	4	10
Units per Litre of Diesel Oil	3.06	3.03
Cost / Unit (Rs.)	11.26	9.73
ii) Through Steam Turbine/Generator		
Units (KwH in Lakhs)	3231	3244
Units per Kg. of Coal	1.85	1.82
Cost / Unit (Rs.) (considering all fuel types)	1.64	1.59

	For the year ended 31st March, 2007			For the year ended 31st March, 2006		
	Process	Power	Total	Process	Power	Total
2. Coal (Specify Quantity & Where Used) (Grades 'C' ROM & 'F' ROM)						
Quantity (M.T.)	216284	174837	391121	198793	178396	377189
Total Cost (Rs. in Lakhs)			7104			7072
Average Rate (Rs. per M.T.)			1816.50			1874.79
3. Furnace Oil						
Quantity (KL)			8756			8683
Total Amount (Rs. in Lakhs)			1437			1339
Average Rate (Rs. / KL)			16416.56			15417.87

	For the year ended 31st March, 2007			For the year ended 31st March, 2006		
	Process	Power	Total	Process	Power	Total
4. Others / Internal Generation						
(De-oiled Bran & Saw Dust, etc.)						
Quantity (M.T.)			73073			64073
Total (Rs. in Lakhs)			1165			839
Rate / Unit (Rs.)			1594.42			1309.76
(LP Gas) Quantity (M.T.)			964			874
Total (Rs. in Lakhs)			325			275
Rate / Unit (Rs.)			33679.35			31454.01

B) CONSUMPTION PER UNIT OF PRODUCTION

	For the Year ended 31st March, 2007	For the Year ended 31st March, 2006
Products (Paper in M.T.)	415064	399337
Electricity (KwH)	1006	1016
Coal C/F Grades (M.T.)	0.52	0.50
Furnace Oil (Litre)	21	22
Others – De-oiled Bran /Saw Dust / LP Gas etc	0.111	0.124

TECHNOLOGY ABSORPTION

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

Research & Development

1. **Specific areas in which R & D was carried out by the Company:**
   - i) Evaluation and enhancement of flavour characteristics in tobacco.
   - ii) Use of beneficial microorganisms for the development of bio fertilizers and bio pesticides.
   - iii) Mechanical drying of spices by using desiccant based dehumidification technology.
   - iv) Development of low lignin trees.
   - v) Development of hybrids of high yielding Bhadrachalam clones with other eucalyptus species having superior fibre properties.
   - vi) Development of flexible laminates for different food packaging.
   - vii) Development of UV inks and varnishes.
   - viii) Precision analysis of products in Food Business.
   - ix) Process optimisation for product development in Food Business.
   - x) Improvement of colour lustre and durability in garments through standardized dyeing applications using modified reactive and vat colours.
   - xi) Enhance colour durability of knitted products using vat dyeing.
   - xii) Dry process methods for special finishes on denim and non-denim garments.
2. **Benefits derived as a result of the above R & D:**
   - i) Provided the necessary inputs for product development.
   - ii) Uses of region specific microorganisms have resulted in 15% higher yields for soyabean.
   - iii) Independence from vagaries of nature resulting in quality consistency and lower losses.
   - iv) Reduction in energy and chemical inputs required for lignin separation.
   - v) Improvement in pulp quality.
   - vi) In-house value capturing.
   - vii) Enhanced product characterisation.
   - viii) Capability to design standardised products and processes such that manufacturing can be carried out at multiple locations within predefined tolerances.
   - ix) Benchmark products against competition.
   - x) Permitted offering of 'best in class' products to the customer.
   - xi) Created products with higher durability of colour against repeated laundering & regular wear and tear.
   - xii) Permitted enhancement of product portfolio in casual lines of Wills Sport & John Players denims and also reduction in chemicals/enzyme cost for stone wash process.
3. **Future Plan of Action:**
   - i) Development of environment friendly packaging.
   - ii) Improvements in manufacturability and flavour amplitude of tobaccos.
   - iii) Development of in-house poly film manufacturing.
   - iv) Development of in line manufacturing of coupon inserts.
   - v) Development of hybrid tobacco plants with resistance against biotic and abiotic stress factors.
   - vi) Identification, isolation and mutation of crop & location specific virulent microbe strains for use as bio fertilizers.
   - vii) Development of tobacco based organic soil enricher.
   - viii) Research on genetic improvement of Eucalyptus, Subabul, Bamboo and other pulpwood species.

	For the Year ended 31st March, 2007
4. Expenditure on R & D :	**(Rs. in Lakhs)**
i) Capital	1561
ii) Recurring	3530
iii) Total	5091
iv) Total R & D Expenditure as a % of	
- Gross Turnover	0.26
- Net Turnover	0.41

Technology Absorption, Adoption and Innovation

- i) New technology 12000/9000 cpm makers and 600/300 cpm packers inducted in cigarette factories.
- ii) New tobacco recovery system, replacing earlier wet type cigarette slitters.

iii) Rotomec 9 colour printing press for meeting flexible packaging requirements of ITC Foods business and other external business.

iv) Simco automatic solvent handling system in printing and packaging factories.

v) Renzmann washing and distilling system for solvents & inks in printing and packaging factories.

vi) Replacement of existing head boxes in paper machines with modern hydraulic boxes.

vii) Installation of Infra Red heaters to improve coating structure on paperboard.

viii) Optimisation of turbo drain recovery in paper machines for improving retention of titanium dioxide.

ix) Imported machinery for new product lines of potato chips and extruded snacks.

x) Floor access control in hotels through key card system.

Benefits Derived

i) Improved productivity.

ii) Reduction in wastages.

iii) Ability to meet packaging requirements of new ITC businesses in-house and also cater to the growing external business.

iv) Improved quality and reduced wastage.

v) Increased recycling and reduction in occupational & environmental hazards.

vi) Improved product quality.

vii) Greater consistency & uniformity in coatings.

viii) Cost reduction.

ix) Introduction of new product lines.

x) Improved security for hotel guests.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

Kolkata, 25th May, 2007 K. VAIDYANATH *Director*

CERTIFICATE OF COMPLIANCE FROM AUDITORS AS STIPULATED UNDER CLAUSE 49 OF THE LISTING AGREEMENT OF THE STOCK EXCHANGES IN INDIA

CERTIFICATE

To the Shareholders
ITC Limited

We have examined the compliance of conditions of Corporate Governance by ITC Limited for the year ended on 31st March, 2007, as stipulated in clause 49 of the Listing Agreement of the said company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the company for ensuring the compliance of the condition of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For A. F. FERGUSON & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, May 25, 2007

CEO AND CFO CERTIFICATION

We, Y.C. Deveshwar, Chairman and K. Vaidyanath, Executive Director, responsible for the finance function certify that:

a) We have reviewed the financial statements and cash flow statement for the year ended 31st March, 2007 and to the best of our knowledge and belief:

   i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

   ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing Accounting Standards, applicable laws and regulations.

b) To the best of our knowledge and belief, no transactions entered into by the Company during the year ended 31st March, 2007 are fraudulent, illegal or violative of the Company's code of conduct.

c) We accept responsibility for establishing and maintaining internal controls for financial reporting and we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting. Deficiencies in the design or operation of such internal controls, if any, of which we are aware have been disclosed to the auditors and the Audit Committee and steps have been taken to rectify these deficiencies.

d) i) There has not been any significant change in internal control over financial reporting during the year under reference;

   ii) There has not been any significant change in accounting policies during the year except as laid down in Accounting Standard (AS) 15 (revised 2005) on Employee Benefits, requiring disclosure in the notes to the financial statements; and

   iii) We are not aware of any instance during the year of significant fraud with involvement therein of the management or any employee having a significant role in the Company's internal control system over financial reporting.

Kolkata,
25th May, 2007

Executive Director

Chairman

BALANCE SHEET

AS AT 31ST MARCH, 2007

	Schedule	31st March, 2007 (Rs. in Crores)		31st March, 2006 (Rs. in Crores)	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	376.22		375.52	
b) Reserves and Surplus	2	10060.86	10437.08	8685.96	9061.48
2. Loan Funds					
a) Secured Loans	3	60.78		25.91	
b) Unsecured Loans	4	140.10	200.88	93.82	119.73
3. Deferred Tax-Net	5		472.85		324.76
Total			11110.81		9505.97
II. APPLICATION OF FUNDS					
1. Fixed Assets	6				
a) Gross Block		7134.31		6227.17	
b) Less : Depreciation		2389.54		2065.44	
c) Net Block		4744.77		4161.73	
d) Capital Work-in-Progress		866.14	5610.91	243.40	4405.13
2. Investments	7		3067.77		3517.01
3. Current Assets, Loans and Advances					
a) Inventories	8	3354.03		2636.29	
b) Sundry Debtors	9	636.69		547.96	
c) Cash and Bank Balances	10	900.16		855.82	
d) Other Current Assets	11	183.04		146.80	
e) Loans and Advances	12	1215.80		975.03	
		6289.72		5161.90	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	2384.75		2189.03	
b) Provisions	14	1472.84		1389.04	
		3857.59		3578.07	
Net Current Assets			2432.13		1583.83
Total			11110.81		9505.97

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached
For A. F. FERGUSON & CO.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Kolkata, 25th May, 2007

On behalf of the Board
Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 2007

	Schedule	**For the year ended 31st March, 2007 (Rs. in Crores)**	For the year ended 31st March, 2006 (Rs. in Crores)
IA. GROSS INCOME		**19841.54**	16510.51
IB. NET INCOME			
Gross Sales		**19505.05**	16224.43
Less : Excise Duties and Taxes on Sales of Products and Services		**7135.75**	6433.90
Net Sales		**12369.30**	9790.53
Other Income	15	**336.49**	286.08
		12705.79	10076.61
II. OTHER EXPENDITURE			
Raw Materials etc.	16	**5384.86**	3983.23
Manufacturing, Selling etc. Expenses	17	**3031.31**	2491.85
Depreciation		**362.92**	332.34
		8779.09	6807.42
III. PROFIT			
Profit before Taxation and Exceptional items		**3926.70**	3269.19
Provision for Taxation	18	**1226.73**	988.82
Profit after Taxation before Exceptional items		**2699.97**	2280.37
Exceptional items (net of tax)	19(i)	**—**	(45.02)
Profit after Taxation		**2699.97**	2235.35
Profit brought forward		**562.06**	611.41
Available for appropriation		**3262.03**	2846.76
IV. APPROPRIATIONS			
General Reserve		**1250.00**	1150.00
Proposed Dividend		**1166.29**	995.12
Income Tax on Proposed Dividend		**198.21**	139.58
Profit carried forward		**647.53**	562.06
		3262.03	2846.76
Earnings Per Share (Face Value Re. 1.00 each)	19(iv)		
On Profit after Taxation before Exceptional items			
Basic		**Rs. 7.19**	Rs. 6.08
Diluted		**Rs. 7.16**	Rs. 6.05
On Profit after Taxation			
Basic		**Rs. 7.19**	Rs. 5.96
Diluted		**Rs. 7.16**	Rs. 5.93
Notes to the Accounts	19		
Segment Reporting	20		
Related Party Disclosures	21		
Significant Accounting Policies	22		

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 25th May, 2007

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2007

(Figures for the previous year have been rearranged to conform with the revised presentation)		For the year ended 31st March, 2007 (Rs. in Crores)		For the year ended 31st March, 2006 (Rs. in Crores)
A. NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		**3926.70**		3269.19
ADJUSTMENTS FOR :				
Depreciation	362.92		332.34	
Interest etc. – Net	(17.51)		2.83	
Income from Long Term Investments	(21.09)		(8.51)	
Income from Current Investments	(183.13)		(155.65)	
Fixed Assets – Loss on Sale/Write off – Net	17.40		19.63	
(Profit)/Loss on Sale of Current Investments – Net	(6.84)		(3.43)	
Excess of Cost over Fair Value of Current Investments	20.60		12.76	
Unrealised (Gain)/Loss on Exchange – Net	(4.61)		1.55	
Liability no longer required written back	(25.60)	142.14	(7.38)	194.14
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		4068.84		3463.33
ADJUSTMENTS FOR :				
Trade and Other Receivables	(271.32)		(160.31)	
Inventories	(717.75)		(633.30)	
Trade Payables	321.83	(667.24)	327.05	(466.56)
CASH GENERATED FROM OPERATIONS		3401.60		2996.77
Income Tax Paid		(1260.41)		(999.22)
Cash Flow before Exceptional items		2141.19		1997.55
Exceptional items (paid)/received [See Schedule 19(i)]		—		(67.87)
NET CASH FROM OPERATING ACTIVITIES		**2141.19**		1929.68
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets	(1742.94)		(709.19)	
Sale of Fixed Assets	3.82		5.89	
Purchase of Business (See Note 1 Below)	(38.83)		(38.83)	
Purchase of Current Investments	(28395.85)		(32734.10)	
Sale/Redemption of Current Investments	29026.35		33215.54	
Purchase of Long Term Investments	(51.13)		—	
Sale of Long Term Investments	0.01		—	
Income from Long Term Investments Received	20.63		8.46	
Income from Current Investments Received	39.06		20.83	
Interest Received	21.86		7.92	
Refund of Deposits towards Property Options	47.50		46.50	
Loans Given	(77.37)		(55.24)	
Loans Realised	64.11		56.91	
NET CASH USED IN INVESTING ACTIVITIES		**(1082.78)**		(175.31)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issue of Share Capital	42.39		65.95	
Proceeds from Long Term Borrowings	30.57		17.01	
Net increase/(decrease) in Cash/Export Credit Facilities and other Short Term Loans	50.58		(142.64)	
Interest etc. Paid	(8.62)		(16.28)	
Dividends Paid	(989.43)		(769.78)	
Income Tax on Dividend Paid	(139.56)		(108.47)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		**(1014.07)**		(954.21)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		**44.34**		800.16
OPENING CASH AND CASH EQUIVALENTS		**855.82**		55.66
CLOSING CASH AND CASH EQUIVALENTS		**900.16**		855.82
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances		**900.16**		855.82
Note :				
1. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business in 2004, payable to M/s BILT Industrial Packaging Company Limited.		232.99		232.99
Cash paid [Including Rs. 38.83 Crores (2006 - Rs. 38.83 Crores) during the year as per scheme of repayment]		155.32		116.49
Balance Payable		77.67		116.50

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Kolkata, 25th May, 2007

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*

SCHEDULES TO THE ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
1. CAPITAL		
Authorised		
5,00,00,00,000 Ordinary Shares of Re. 1.00 each (2006 - 5,00,00,00,000 Ordinary Shares of Re.1.00 each)	**500.00**	500.00
Issued and Subscribed		
3,76,22,22,780 Ordinary Shares of Re. 1.00 each, fully paid (2006 - 3,75,51,78,860 Ordinary Shares of Re. 1.00 each, fully paid)	**376.22**	375.52

A) Of the above, following were allotted:

a) as fully paid up Bonus Shares-

3,79,00,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

4,54,80,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

33,16,81,100 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

39,80,17,320 in 1991-92 by Capitalisation of General Reserve;

1,21,31,81,770 in 1994-95 by Capitalisation of General Reserve;

1,25,17,12,290 in 2005-06 by Capitalisation of General Reserve.

b) as fully paid up Shares :

10,59,50,750 in 1991-92 consequent to the amalgamation of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited.

2,09,69,820 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited.

1,21,27,470 in 2005-06 consequent to the amalgamation of erstwhile ITC Hotels Limited & Ansal Hotels Limited to the Shareholders of erstwhile ITC Hotels Limited & Ansal Hotels Limited.

B) Under ITC Employee Stock Option Scheme the Company has granted (net of Options lapsed*) :

a) 2,83,522 (2006 – 2,98,906) Options in 2001-02, of which 2,83,522 vested Options have been exercised.

b) 5,63,891 (2006 – 5,63,891) Options in 2002-03, of which 5,54,180 vested Options have been exercised.

c) 10,91,728 (2006 – 10,91,728) Options in 2003-04 (including 1,83,501 Bonus Options allocated on unvested Options), of which 9,15,795 vested Options have been exercised.

d) 10,90,259 (2006 – 10,95,161) Options in 2004-05 (including 2,85,987 Bonus Options allocated on unvested Options), of which 4,35,135 vested Options have been exercised.

e) 13,99,818 (2006 – 14,13,584) Options in 2005-06 (including 4,75,638 Bonus Options allocated on unvested Options), of which 1,37,784 vested Options have been exercised.

f) 57,59,125 Options in 2006-07, of which no Option has been exercised.

Note :

Each Option entitles the holder thereof to apply for and be allotted 10 Ordinary Shares of the face value of Re. 1.00 each.

* Includes Options which were not exercised during the relevant Exercise Period.

SCHEDULES TO THE ACCOUNTS

2. RESERVES AND SURPLUS	As at 31st March, 2007 (Rs. in Crores)		As at 31st March, 2006 (Rs. in Crores)	
General Reserve				
At commencement of the year	**7251.62**		6226.79	
Less: On allotment of Bonus Shares	—		125.17	
Less: Adjustment consequent to recomputation as of 1.4.2006 of liability for defined benefit plans in accordance with the provisions of AS-15 (Revised) : Employee Benefits (Net of deferred tax Rs. 0.08 Crore)	**0.17**		—	
Add: From Profit and Loss Account	**1250.00**	**8501.45**	1150.00	7251.62
Share Premium				
At commencement of the year	**447.28**		382.25	
Add: On issue of Shares	**41.69**	**488.97**	65.03	447.28
Capital Reserve		**2.48**		2.48
Capital Redemption Reserve		**0.30**		0.30
Revaluation Reserve				
At commencement of the year	**59.17**		59.90	
Less: To Profit and Loss Account				
– Depreciation	**1.48**		0.72	
– Disposal of Fixed Assets	**0.61**	**57.08**	0.01	59.17
Contingency Reserve		**363.05**		363.05
Profit and Loss Account		**647.53**		562.06
		10060.86		8685.96

SCHEDULES TO THE ACCOUNTS

3. SECURED LOANS	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
Loans and Advances from Banks		
Cash/Export Credit Facilities *	60.78	25.91
	60.78	25.91

* Secured by charge over certain current assets of the Company, both present and future.

4. UNSECURED LOANS		
Short Term Loans		
From Banks		
– Temporary overdraft in cash credit account	15.84	0.13
Other Loans		
From Banks		
(Due within one year Rs. 1.42 Crores, 2006 - Rs. 0.06 Crore)	30.45	7.76
From others – Sales tax deferment loan (interest free)		
(Due within one year Rs. 0.28 Crore, 2006 - Rs. 0.23 Crore)	93.81	85.93
	140.10	93.82

5. DEFERRED TAX - NET		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	612.33	547.92
On excise duty on closing stock	115.93	—
	728.26	547.92
Deferred Tax Assets		
On employees' separation and retirement	10.01	6.50
On provision for doubtful debts/advances	5.91	6.89
On State and Central taxes etc.	239.36	191.82
Other timing differences	0.13	17.95
	255.41	223.16
Deferred Tax – Net	472.85	324.76

SCHEDULES TO THE ACCOUNTS

6. FIXED ASSETS

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at the end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2007 (Rs. in Crores)	Net Book Value as at 31st March, 2007 (Rs. in Crores)
Trademarks & Goodwill	10.82	0.07	—	10.89	0.60	—	2.99	7.90
Know-how, Business and Commercial Rights	52.31	8.05	—	60.36	6.91	—	17.70	42.66
Land Freehold *	370.22	106.10	0.59	475.73	—	—	—	475.73
Buildings Freehold *	1153.35	130.95	3.66	1280.64	25.23	1.11	209.73	1070.91
Leasehold Properties	89.67	0.27	—	89.94	0.77	—	5.31	84.63
Licensed Properties - Building Improvement	11.29	5.11	—	16.40	1.28	—	4.29	12.11
Railway Sidings etc.	1.17	—	—	1.17	0.05	—	0.68	0.49
Plant & Machinery	3895.71	585.27	35.40	4445.58	250.25	22.92	1810.15	2635.43
Capitalised Software	40.73	27.91	—	68.64	7.75	—	26.78	41.86
Computers, Servers and Other I.T. Equipments	261.15	62.60	8.67	315.08	38.35	7.81	154.21	160.87
Furniture & Fixtures	298.10	29.18	7.92	319.36	28.98	5.94	145.64	173.72
Motor Vehicles etc.	42.65	13.06	5.19	50.52	4.23	2.52	12.06	38.46
	6227.17	968.57	61.43	7134.31	364.40	40.30	2389.54	4744.77
Capital Work-in-Progress	243.40	1432.91	810.17	866.14	—	—	—	866.14
Total	6470.57	2401.48	871.60	8000.45	364.40	40.30	2389.54	5610.91
Previous Year	5932.42	1095.28	557.13	6470.57	333.06	63.13	2065.44	4405.13

@ Original Cost / Professional Valuation as at 30th June, 1986

Land Freehold includes the provisional purchase price of Rs. 14.81 Crores in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by the Government of India under the Bihar Land Reform Act, 1950 for which compensation has not yet been determined.

The Suit filed by a third party in September 1980 for cancellation of lease in respect of Bangalore land appurtenant to ITC Hotel Windsor Sheraton & Towers is still sub judice. In the opinion of the Management, based upon legal advice, the Company's title is tenable.

Buildings Freehold include Rs. 162.98 Crores, aggregate cost of building (2006 - Rs. 148.48 Crores) on leasehold land situated at various locations.

Trademarks & Goodwill include Trademarks acquired Rs. 5.99 Crores (2006 - Rs. 5.92 Crores) which are being amortised over 10 years.

Out of the total amount of "Know-how, Business and Commercial Rights" aggregating Rs. 60.36 Crores (2006 - Rs. 52.31 Crores) : -

- Rs. 47.34 Crores (2006 - Rs. 47.34 Crores) acquired in earlier years are being amortised over 10 years.
- Rs. 4.97 Crores (2006 - Rs. 4.97 Crores) acquired in earlier years are being amortised over 4 years.
- Rs. 8.05 Crores (2006 - Rs. Nil) acquired during the year are being amortised over 5 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments are Rs. 794.58 Crores (2006 - Rs. 444.99 Crores).

Capital Work-in-Progress includes intangible assets yet to be capitalised Rs. 26.04 Crores (2006 - Rs. 10.53 Crores).

Additions for the year include net decrease of Rs. 7.05 Crores (2006 - net increase of Rs. 9.08 Crores) due to fluctuations in exchange rates.

Depreciation for the year includes Rs. 1.48 Crores (2006 - Rs. 0.72 Crore) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS				
Long Term				
A. TRADE INVESTMENTS				
International Travel House Limited 2,87,600 Equity Shares of Rs. 10.00 each, fully paid	**0.65**		0.65	
Gujarat Hotels Limited 17,33,907 Equity Shares of Rs. 10.00 each, fully paid	**1.94**		1.94	
CLI3L e-Services Limited 1,49,99,999 Equity Shares of Rs. 10.00 each, fully paid (acquired during the year)		**51.13**		—
Hill Properties Limited 3 Class 'A' Equity Shares of Rs. 1,20,000.00 each, Rs. 1,18,000.00 per share paid		**0.04**		0.04
Modern Flats Private Limited 4,300 Equity Shares of Rs. 10.00 each, fully paid (cost Rs. 43,000.00)		...		...
Punjab Anand Batteries Limited (in liquidation) 11,86,157 Equity Shares of Rs. 10.00 each, fully paid - under Board for Industrial and Financial Reconstruction's Order of 20.4.1989 *		**1.19**		1.19
King Maker Marketing Inc. 100 Non Assessable Shares of Class 'B' Cumulative Preferred Stock without par value		—		0.01
Andhra Pradesh Gas Power Corporation Limited 8,04,000 Equity Shares of Rs. 10.00 each, fully paid		**2.32**		2.32
Cuffe Parade Sealord Co-operative Housing Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)		...		...
Tulsiani Chambers Premises Co-operative Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)		...		...
Atur Park Co-operative Housing Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)		...		...
Maharaja Heritage Resorts Limited 90,000 Equity Shares of Rs. 100.00 each, fully paid		**0.90**		0.90
Bihar Hotels Limited 40,000 Equity Shares of Rs. 10.00 each, fully paid		**0.04**		0.04
B. SUBSIDIARY COMPANIES				
Gold Flake Corporation Limited 1,59,98,385 Ordinary Shares of Rs. 10.00 each, fully paid		**16.00**		16.00
Wills Corporation Limited 48,85,626 Ordinary Shares of Rs. 10.00 each, fully paid		**4.88**		4.88
Russell Credit Limited 59,74,54,177 Equity Shares of Rs. 10.00 each, fully paid 7,54,22,400 Equity Shares of Rs. 10.00 each, Rs. 6.50 per share paid		**619.29** **39.22**		619.29 39.22
ITC Infotech India Limited 2,52,00,000 Equity Shares of Rs. 10.00 each, fully paid		**25.14**		25.14
Landbase India Limited 40,00,000 Equity Shares of Rs. 10.00 each, fully paid		**12.57**		12.57
ITC Global Holdings Pte. Limited 89,99,645 Ordinary Shares of US$ 1.00 each, fully paid *		**25.58**		25.58
Carried over	**2.59**	**798.30**	2.59	747.18

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
SUBSIDIARY COMPANIES (Contd.) Brought forward	**2.59**	**798.30**	2.59	747.18
BFIL Finance Limited				
2,00,00,000 Equity Shares of Rs. 10.00 each, fully paid		**20.00**		20.00
15,00,000 – 18.5% Non-Convertible Debentures of Rs. 100.00 each, renewed at 0 %		**15.00**		15.00
Surya Nepal Private Limited				
19,82,400 Ordinary Shares of Nepalese Rs. 100.00 each, fully paid		**7.05**		7.05
Srinivasa Resorts Limited				
1,63,20,477 Equity Shares of Rs. 10.00 each, fully paid		**18.53**		18.53
Fortune Park Hotels Limited				
4,50,008 Equity Shares of Rs. 10.00 each, fully paid		**0.45**		0.45
Bay Islands Hotels Limited				
11,875 Equity Shares of Rs. 100.00 each, fully paid		**0.12**		0.12
King Maker Marketing Inc.				
100 Non Assessable Shares of Class 'B' Cumulative Preferred Stock without par value				
4 Non Assessable Share of Voting Common Stock without par value (acquired during the year)		**0.01**		—
C. DEPOSITS WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES				
Government Securities (2006 - cost Rs. 94,500.00)		**0.01**		0.01
D. OTHER INVESTMENTS				
The Bengal Chamber of Commerce & Industry				
Nil [2006 - 6 1/2% Registered Debentures, fully paid (cost Rs. 2000)] (Redeemed during the year)		—		...
Coffee Futures Exchange India Limited				
1 Equity Share of Rs. 10,000.00 each, fully paid (cost Rs. 10,000.00)		...		...
APIDC - Venture Capital Fund (1990)				
Nil [2006 - 1,000 Units of Rs. 1,000.00 each, fully paid (net of capital returned)] (Redeemed during the year)		—		0.01
Woodlands Hospital & Medical Research Centre Limited (formerly The East India Clinic Limited)				
1/2% Registered Debentures, fully paid (cost Rs. 15,200.00)		...		...
5% Registered Debentures, fully paid		**0.01**		0.01
Tourism Finance Corporation of India Limited				
25,000 Equity Shares of Rs.10.00 each, fully paid	**0.05**		0.05	
Total Long Term Investments (At cost)	**2.64**	**859.48**	2.64	808.36
Current				
OTHER INVESTMENTS				
Unit Trust of India				
6.75% US-64 Tax Free Bonds 1,23,44,658 Bonds of Rs. 100.00 each, fully paid		**120.00**		122.63
6.60% US-64 Tax Free Bonds 17,19,000 Bonds of Rs. 100.00 each, fully paid		**16.03**		17.16
National Bank for Agricultural and Rural Development				
50,000 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid		**49.13**		49.78
80,000 (2006 - 75,000 Units) 5% Tax Free Bonds of Rs. 10,000.00 each, fully paid (5,000 Bonds acquired during the year)		**78.29**		74.78
Carried over		**263.45**		264.35

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2007 (Rs. in Crores)		As at 31st March, 2006 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Current — Brought forward		**263.45**		264.35
OTHER INVESTMENTS (Contd.)				
National Housing Bank				
2,500 5.25% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		**24.38**		24.86
Indian Railway Finance Corporation Limited				
250 5.20% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		**24.58**		24.93
500 4.77% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		**48.39**		49.22
Nuclear Power Corporation Limited				
220 4.75% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		**21.27**		21.61
Power Finance Corporation Limited				
2,000 10.40% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		**23.10**		23.10
ICICI Bank Limited				
350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000.00 each, fully paid		**107.14**		120.00
ABN AMRO FTP Series 4 - Quarterly Plan - C - Dividend on Maturity				
2,52,53,942 (2006 - Nil) Units of Rs. 10.00 each (2,52,53,942 Units purchased and Nil Units sold during the year)		**25.26**		—
ABN AMRO FTP Series 4 - Quarterly Plan - E - Dividend on Maturity				
2,51,01,734 (2006 - Nil) Units of Rs. 10.00 each (2,51,01,734 Units purchased and Nil Units sold during the year)		**25.10**		—
ABN AMRO FTP Series Yearly Plan Dividend				
2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Birla FTP - Series H - Growth				
1,50,00,000 (2006 - 1,50,00,000) Units of Rs. 10.00 each		**15.00**		15.00
Birla FTP - Quarterly - Series 2 - Dividend Payout				
Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		—		25.00
Birla FTP - Quarterly - Series 5 - Dividend Payout				
2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Birla FTP - Quarterly - Series 7 - Dividend Payout				
2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Birla FTP - Quarterly - Series 9 - Dividend Payout				
2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Birla FTP - Quarterly - Series 10 - Dividend Payout				
2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Birla Cash Plus - Institutional Premium Plan - Daily Dividend - Reinvestment				
7,28,72,688 (2006 - 16,32,76,135) Units of Rs. 10.00 each (1,52,82,77,941 Units purchased and 1,61,86,81,388 Units sold during the year)		**73.01**		163.59
Birla Cash Plus - Institutional Premium - Growth				
91,80,966 Units of Rs. 10.00 each		**10.00**		10.00
Birla FMP - Series 2 - Quarterly - Dividend Payout				
Nil (2006 - 2,99,52,076) Units of Rs. 10.00 each (Nil Units purchased and 2,99,52,076 Units sold during the year)		—		30.00
Carried over		**785.68**		771.66

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**785.68**		771.66
OTHER INVESTMENTS (Contd.)				
CANFLOATING Rate Short Term - Weekly Dividend Nil (2006 - 3,24,24,277) Units of Rs. 10.00 each (12,47,77,246 Units purchased and 15,72,01,523 Units sold during the year)		—		33.27
CANLIQUID Fund - Institutional - Growth 2,39,78,529 Units of Rs. 10.00 each		**30.00**		30.00
CANLIQUID Fund - Institutional Daily Dividend Reinvestment Nil (2006 - 8,15,39,043) Units of Rs. 10.00 each (47,84,88,942 Units purchased and 56,00,27,985 Units sold during the year)		—		81.87
Chola Liquid Institutional Plus - Cumulative Option 1,43,11,999 Units of Rs. 10.00 each		**20.00**		20.00
Chola Liquid Institutional - Dividend Reinvestment Plan Nil (2006 - 7,19,07,190) Units of Rs. 10.00 each (27,19,45,062 Units purchased and 34,38,52,252 Units sold during the year)		—		72.05
DBS Chola FMP Series 6 (Quarterly Plan - 3) Dividend 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Deutsche Fixed Term Fund - Series 8 - Dividend Option Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		—		25.00
DSP Merrill Lynch - Fixed Term Plan - Series 1B - Dividend Nil (2006 - 5,02,040) Units of Rs. 1,000.00 each (5,838 Units purchased and 5,07,878 Units sold during the year)		—		50.20
DSP Merrill Lynch - Fixed Term Plan Series 1L - Dividend Institutional Reinvestment Dividend 2,51,500 (2006 - Nil) Units of Rs. 1,000.00 each (2,51,500 Units purchased and Nil Units sold during the year)		**25.15**		—
DSP Merrill Lynch - Fixed Term Plan - Series 2 - Dividend Nil (2006 - 1,50,97,962) Units of Rs. 10.00 each (3,45,099 Units purchased and 1,54,43,061 Units sold during the year)		—		15.10
DSP Merrill Lynch Fixed Term Plan - Series III - Growth Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		—		25.00
DSP Merrill Lynch Liquid Fund - Institutional - Daily Dividend Nil (2006 - 17,33,753) Units of Rs. 1,000.00 each (89,36,347 Units purchased and 1,06,70,100 Units sold during the year)		—		173.41
DWS Fixed Term Fund - Series 14 - Dividend Option 5,00,00,000 (2006 - Nil) Units of Rs. 10.00 each (5,00,00,000 Units purchased and Nil Units sold during the year)		**50.00**		—
DWS Fixed Term Fund - Series 16 - Institutional Plan 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
DWS Fixed Term Fund - Series 23 - Dividend Option 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Carried over		**985.83**		1297.56

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted
7. **INVESTMENTS** (Contd.)				
Current — Brought forward		**985.83**		1297.56
OTHER INVESTMENTS (Contd.)				
HDFC FMP 3M March 06 (1) - Institutional - Dividend Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (4,28,750 Units purchased and 2,54,28,750 Units sold during the year)		—		25.00
HDFC FMP 90D January 2007 (3) - Wholesale Plan Dividend Option : Payout 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
HSBC Cash Fund - Institutional Plus - Daily Dividend Nil (2006 - 17,29,80,184) Units of Rs. 10.00 each (1,65,48,99,726 Units purchased and 1,82,78,79,910 Units sold during the year)		—		173.08
HSBC Fixed Tenure Scheme - 3 - Dividend Nil (2006 - 2,51,03,870) Units of Rs. 10.00 each (7,29,907 Units purchased and 2,58,33,777 Units sold during the year)		—		25.10
HSBC Fixed Tenure Series - 8 - Dividend Nil (2006 - 3,00,00,000) Units of Rs. 10.00 each (5,16,777 Units purchased and 3,05,16,777 Units sold during the year)		—		30.00
HSBC Fixed Term Series - 14 - Dividend 2,58,15,392 (2006 - Nil) Units of Rs. 10.00 each (2,58,15,392 Units purchased and Nil Units sold during the year)		**25.82**		—
HSBC Fixed Term Series - 15 - Institutional - Dividend 2,55,45,605 (2006 - Nil) Units of Rs. 10.00 each (2,55,45,605 Units purchased and Nil Units sold during the year)		**25.55**		—
HSBC Fixed Term Series - 13 - Institutional - Growth 1,50,00,000 Units of Rs. 10.00 each		**15.00**		15.00
HSBC Fixed Term Series 1 - Growth 1,00,00,000 Units of Rs. 10.00 each		**10.00**		10.00
ING Vysya Fixed Maturity Fund Series VIII - Dividend Option Nil (2006 - 3,00,00,000) Units of Rs. 10.00 each (Nil Units purchased and 3,00,00,000 Units sold during the year)		—		30.00
ING Vysya Fixed Maturity Fund Series IX - Dividend Option Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		—		25.00
ING Vysya Fixed Maturity Fund Series XV - Dividend Option 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
JM Fixed Maturity Fund Series IV Quarterly Plan 1 Dividend Plan 2,53,73,213 (2006 - Nil) Units of Rs. 10.00 each (2,53,73,213 Units purchased and Nil Units sold during the year)		**25.37**		—
JM Fixed Maturity Fund Series IV Quarterly Plan 4 - F3 Dividend Plan 2,51,91,423 (2006 - Nil) Units of Rs. 10.00 each (2,51,91,423 Units purchased and Nil Units sold during the year)		**25.19**		—
Kotak FMP 14M Series 2 Institutional Growth 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Carried over		**1187.76**		1630.74

	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Current OTHER INVESTMENTS (Contd.) — Brought forward		**1187.76**		1630.74
Kotak FMP 3M Series - 8 - Dividend 2,53,44,328 (2006 - Nil) Units of Rs. 10.00 each (2,53,44,328 Units purchased and Nil Units sold during the year)		**25.33**		—
Kotak FMP 3M Series - 10 - Dividend 2,52,43,621 (2006 - Nil) Units of Rs. 10.00 each (2,52,43,621 Units purchased and Nil Units sold during the year)		**25.24**		—
Kotak FMP 3M Series - 11 - Dividend 2,51,51,409 (2006 - Nil) Units of Rs. 10.00 each (2,51,51,409 Units purchased and Nil Units sold during the year)		**25.15**		—
Kotak FMP 3M Series - 12 - Dividend 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Kotak FMP 3M Series - 14 - Dividend 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Kotak FMP Series XIV - Growth 2,50,00,000 Units of Rs. 10.00 each		**25.00**		25.00
Kotak FMP Series XVII - Dividend Nil (2006 - 2,52,00,206) Units of Rs. 10.00 each (1,56,971 Units purchased and 2,53,57,177 Units sold during the year)		—		25.20
Kotak Liquid (Institutional Premium) - Daily Dividend Nil (2006 - 11,47,48,214) Units of Rs. 10.00 each (73,69,60,415 Units purchased and 85,17,08,629 Units sold during the year)		—		140.32
LIC MF Floating Rate Fund - Short Term Plan - Dividend Nil (2006 - 8,76,66,791) Units of Rs. 10.00 each (4,31,09,139 Units purchased and 13,07,75,930 Units sold during the year)		—		88.72
LIC MF Liquid Fund - Growth Plan 2,41,75,107 Units of Rs. 10.00 each		**30.00**		30.00
LIC MF Liquid Fund - Dividend Plan Nil (2006 - 13,17,47,521) Units of Rs. 10.00 each (1,14,07,57,287 Units purchased and 1,27,25,04,808 Units sold during the year)		—		144.03
LIC MF Series 6 - 3 Months Dividend Plan Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (4,38,786 Units purchased and 2,54,38,786 Units sold during the year)		—		25.00
Principal PNB Fixed Maturity Plan (FMP - 34) 91 Days Series VII Feb 07 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Principal PNB Fixed Maturity Plan (FMP - 35) 91 Days Series VIII Feb 07 Dividend Payout 5,00,00,000 (2006 - Nil) Units of Rs. 10.00 each (5,00,00,000 Units purchased and Nil Units sold during the year)		**50.00**		—
Prudential ICICI Floating Rate Plan D - Daily Dividend Nil (2006 - 14,39,77,651) Units of Rs. 10.00 each (41,42,41,100 Units purchased and 55,82,18,751 Units sold during the year)		—		143.98
Carried over		**1443.48**		2252.99

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2007 (Rs. in Crores) Quoted	As at 31st March, 2007 (Rs. in Crores) Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	As at 31st March, 2006 (Rs. in Crores) Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		1443.48		2252.99
OTHER INVESTMENTS (Contd.)				
Prudential ICICI FMP - Monthly Plan - Dividend - XXVII Nil (2006 - 3,00,00,000) Units of Rs. 10.00 each (5,11,500 Units purchased and 3,05,11,500 Units sold during the year)		—		30.00
Prudential ICICI FMP - Yearly - Series XXIV - Dividend Nil (2006 - 10,03,58,731) Units of Rs. 10.00 each (4,53,621 Units purchased and 10,08,12,352 Units sold during the year)		—		100.36
Prudential ICICI FMP - Yearly - Series XXV - Dividend Nil (2006 - 2,53,37,000) Units of Rs. 10.00 each (80,825 Units purchased and 2,54,17,825 Units sold during the year)		—		25.34
Prudential ICICI FMP Series 34 - One Year Plan A - Dividend Option 2,54,84,777 (2006 - Nil) Units of Rs. 10.00 each (2,54,84,777 Units purchased and Nil Units sold during the year)		25.49		—
Prudential ICICI FMP Series 35 - Three Months Plan A - Retail Dividend 5,06,80,000 (2006 - Nil) Units of Rs. 10.00 each (5,06,80,000 Units purchased and Nil Units sold during the year)		50.68		—
Prudential ICICI FMP Series 37 - Three Months Plan B - Retail Dividend 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Prudential ICICI FMP Series 35 - Three Months Plan C - Retail Dividend 5,00,00,000 (2006 - Nil) Units of Rs. 10.00 each (5,00,00,000 Units purchased and Nil Units sold during the year)		50.00		—
Prudential ICICI Hybrid FMP 13 Months Plan - Institutional - Dividend Quarterly 2,58,44,026 (2006 - Nil) Units of Rs. 10.00 each (2,58,44,026 Units purchased and Nil Units sold during the year)		25.84		—
Reliance Fixed Horizon Fund I - Quarterly Plan - Series IV - Dividend Plan 5,00,00,000 (2006 - Nil) Units of Rs. 10.00 each (5,00,00,000 Units purchased and Nil Units sold during the year)		50.00		—
Reliance Fixed Horizon Fund II - Quarterly Plan - Series II - Institutional Dividend Plan 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Reliance Fixed Horizon Fund II - Quarterly Plan - Series IV - Dividend Plan 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Reliance Fixed Horizon Fund II - Quarterly Plan - Series V - Institutional Dividend Plan 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
SBI Debt Fund Series - 15 Month (July 06) - Dividend 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Standard Chartered Fixed Maturity Plan - Quarterly Series - 3 2,53,69,000 (2006 - Nil) Units of Rs. 10.00 each (2,53,69,000 Units purchased and Nil Units sold during the year)		25.37		—
Carried over		1795.86		2408.69

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2007 (Rs. in Crores) Quoted	As at 31st March, 2007 (Rs. in Crores) Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	As at 31st March, 2006 (Rs. in Crores) Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**1795.86**		2408.69
OTHER INVESTMENTS (Contd.)				
Standard Chartered Fixed Maturity Plan - Quarterly Series - 4 Dividend 2,52,76,000 (2006 - Nil) Units of Rs. 10.00 each (2,52,76,000 Units purchased and Nil Units sold during the year)		**25.28**		—
Standard Chartered Fixed Maturity Plan - Quarterly Series - 7 Dividend 2,51,44,500 (2006 - Nil) Units of Rs. 10.00 each (2,51,44,500 Units purchased and Nil Units sold during the year)		**25.14**		—
Standard Chartered Fixed Maturity - 3rd Plan - Dividend Nil (2006 - 5,02,75,000) Units of Rs. 10.00 each (Nil Units purchased and 5,02,75,000 Units sold during the year)		—		50.28
Standard Chartered Liquidity Manager - Daily Dividend 2,50,07,456 (2006 - Nil) Units of Rs. 10.00 each (32,43,05,817 Units purchased and 29,92,98,361 Units sold during the year)		**25.00**		—
Sundaram BNP Paribas Fixed Term Plan Series XXV (90 Days) - Dividend Plan 2,51,66,452 (2006 - Nil) Units of Rs. 10.00 each (2,51,66,452 Units purchased and Nil Units sold during the year)		**25.17**		—
TATA Fixed Horizon Fund - Series 2 - Plan A (13 Months) - Growth Nil (2006 - 2,00,00,000) Units of Rs. 10.00 each (Nil Units purchased and 2,00,00,000 Units sold during the year)		—		20.00
TATA Fixed Horizon Fund - Series 2B Option (18 Months) - Growth 1,00,00,000 Units of Rs. 10.00 each		**10.00**		10.00
TATA Fixed Horizon Fund - Series 3 - Scheme A (6 Months) - Dividend Nil (2006 - 2,51,63,981) Units of Rs. 10.00 each (1,85,473 Units purchased and 2,53,49,454 Units sold during the year)		—		25.16
TATA Fixed Horizon Fund Series 5 - Scheme A - Dividend Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (4,36,983 Units purchased and 2,54,36,983 Units sold during the year)		—		25.00
TATA Fixed Horizon Fund - Series 6 - Scheme A 2,59,60,703 (2006 - Nil) Units of Rs. 10.00 each (2,59,60,703 Units purchased and Nil Units sold during the year)		**25.96**		—
TATA Fixed Horizon Fund - Series 6 - Scheme H Dividend Option 2,55,26,019 (2006 - Nil) Units of Rs. 10.00 each (2,55,26,019 Units purchased and Nil Units sold during the year)		**25.53**		—
TATA Fixed Horizon Fund Series 8 - Scheme E - Periodic Dividend Institutional Plan 2,53,52,317 (2006 - Nil) Units of Rs. 10.00 each (2,53,52,317 Units purchased and Nil Units sold during the year)		**25.35**		—
TATA Fixed Horizon Fund Series 9 - Scheme D - Periodic Dividend Institutional Plan 2,51,61,153 (2006 - Nil) Units of Rs. 10.00 each (2,51,61,153 Units purchased and Nil Units sold during the year)		**25.16**		—
TATA Fixed Horizon Fund Series 9 - Scheme E - Periodic Dividend Institutional Plan 2,51,08,436 (2006 - Nil) Units of Rs. 10.00 each (2,51,08,436 Units purchased and Nil Units sold during the year)		**25.11**		—
UTI Balanced Fund - Income - Payout 10,00,000 Units of Rs. 10.00 each, fully paid		**1.04**		1.04
Carried over		**2034.60**		2540.17

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2007 (Rs. in Crores) Quoted	As at 31st March, 2007 (Rs. in Crores) Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	As at 31st March, 2006 (Rs. in Crores) Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**2034.60**		2540.17
OTHER INVESTMENTS (Contd.)				
UTI Fixed Maturity Plan Quarterly Series QFMP/0107/I - Dividend Plan - Reinvestment 2,53,51,805 (2006 - Nil) Units of Rs. 10.00 each (2,53,51,805 Units purchased and Nil Units sold during the year)		**25.35**		—
UTI Fixed Maturity Plan Quarterly Series QFMP/0107/II - Dividend Plan - Reinvestment 2,53,25,057 (2006 - Nil) Units of Rs. 10.00 each (2,53,25,057 Units purchased and Nil Units sold during the year)		**25.33**		—
UTI Fixed Maturity Plan Quarterly Series QFMP/0207/I - Dividend Plan - Reinvestment 5,05,03,512 (2006 - Nil) Units of Rs. 10.00 each (5,05,03,512 Units purchased and Nil Units sold during the year)		**50.50**		—
UTI Fixed Maturity Plan Quarterly Series QFMP/0207/II - Dividend Plan - Reinvestment 2,51,49,665 (2006 - Nil) Units of Rs. 10.00 each (2,51,49,665 Units purchased and Nil Units sold during the year)		**25.15**		—
UTI Fixed Maturity Plan Quarterly Series QFMP/0307/I - Dividend Plan - Payout 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
UTI Fixed Maturity Plan Quarterly Series QFMP/0307/II - Dividend Plan - Payout 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
UTI Fixed Maturity Plan Quarterly Series QFMP/1206/II - Dividend Plan - Reinvestment 1,52,62,659 (2006 - Nil) Units of Rs. 10.00 each (1,52,62,659 Units purchased and Nil Units sold during the year)		**15.26**		—
UTI - Floating Rate Fund - Short Term Plan (Dividend Option) 61,306 (2006 - 10,15,035) Units of Rs. 1,000.00 each (3,48,345 Units purchased and 13,02,074 Units sold during the year)		**6.23**		102.15
UTI Liquid Cash Plan Institutional - Daily Income Option Nil (2006 - 8,92,839) Units of Rs. 1,000.00 each (17,97,799 Units purchased and 26,90,638 Units sold during the year)		—		90.46
Total Current Investments	—	**2232.42**	—	2732.78
Total of Quoted and Unquoted Investments		**3094.54**		3543.78
Less : Provision for Long term investments*		**26.77**		26.77
TOTAL OF INVESTMENTS		**3067.77**		3517.01

Total Market Value of Quoted Investments : 2007 - Rs. 13.30 Crores (2006 - Rs. 13.46 Crores); Total Value of Unquoted Investments : 2007 - Rs. 3091.90 Crores (2006 - Rs. 3541.14 Crores). Total Value of Quoted Investments : 2007 - Rs. 2.64 Crores (2006 - Rs. 2.64 Crores)

SCHEDULES TO THE ACCOUNTS

7. **INVESTMENTS** (Contd.)

During the year, the following current investments were purchased and sold:

(1) 8,95,87,386 Units of Birla Sunlife Cash Manager - IP - Daily Dividend at cost of Rs. 89.61 Crores

(2) 1,09,41,59,863 Units of Deutsche Insta Cash Plus Fund Institutional Plan Daily Dividend at cost of Rs. 1096.29 Crores

(3) 17,54,139 Units of DSP Merrill Lynch Liquid Plus Institutional Plan - Daily Dividend at cost of Rs. 175.45 Crores

(4) 1,80,05,098 Units of Grindlays Cash Fund - Super Institutional Plan C - Daily Dividend at cost of Rs. 18.01 Crores

(5) 84,54,40,558 Units of HDFC Cash Management Fund Call Plan Daily Dividend Reinvestment at cost of Rs. 881.51 Crores

(6) 1,12,47,73,282 Units of HDFC Cash Management Fund - Saving Plan - Daily Dividend Reinvestment at cost of Rs. 1196.35 Crores

(7) 45,43,90,617 Units of HDFC Liquid Fund - Premium Plus Plan - Dividend at cost of Rs. 563.35 Crores

(8) 7,79,17,351 Units of ING Vysya Liquid Fund Institutional - Daily Dividend Option at cost of Rs. 78.00 Crores

(9) 1,31,34,57,321 Units of ING Vysya Liquid Fund Super Institutional - Daily Dividend Option at cost of Rs. 1313.83 Crores

(10) 53,39,84,527 Units of JM High Liquidity Fund-Super Institutional Plan - Daily Dividend at cost of Rs. 534.87 Crores

(11) 18,88,20,161 Units of Kotak Flexi Scheme - Daily Dividend at cost of Rs. 189.41 Crores

(12) 73,13,19,991 Units of Principal Cash Management Fund Liquid Option IP Premium Dividend Reinvestment Daily at cost of Rs. 731.37 Crores

(13) 83,68,84,677 Units of Prudential ICICI Institutional Liquid Plan - Super Institutional Daily Dividend at cost of Rs. 836.89 Crores

(14) 12,71,24,197 Units of Prudential ICICI Liquid Plan Institutional Plus - Daily Dividend Option at cost of Rs. 150.66 Crores

(15) 82,09,50,845 Units of Reliance Liquidity Fund - Daily Dividend Reinvestment Option at cost of Rs. 821.21 Crores

(16) 4,89,76,925 Units of Reliance Liquid Fund - Cash Plan - Daily Dividend Option at cost of Rs. 54.57 Crores

(17) 14,61,43,820 Units of Reliance Liquidity Fund - Treasury Plan Institutional - Daily Dividend Option at cost of Rs. 223.40 Crores

(18) 43,04,80,288 Units of SBI Magnum Institutional Income Savings Dividend at cost of Rs. 431.88 Crores

(19) 91,00,362 Units of Standard Chartered Liquidity Manager - Plus - Daily Dividend at cost of Rs. 910.12 Crores

(20) 77,48,19,406 Units of Sundaram Money Fund Super Institutional - Dividend Reinvestment Daily at cost of Rs. 782.20 Crores

(21) 54,15,734 Units of TATA Liquid Super High Investment Fund - Daily Dividend at cost of Rs. 603.59 Crores

(22) 3,90,596 Units of TATA Liquidity Management Fund - Daily Dividend at cost of Rs. 39.15 Crores

(23) 1,58,30,365 Units of Templeton India Treasury Management Account Super Institutional Plan at cost of Rs. 1583.43 Crores

(24) 1,52,20,907 Units of ABN AMRO FTP Series 3 - Quarterly Plan - C - Dividend at cost of Rs. 15.22 Crores

(25) 2,53,81,278 Units of ABN AMRO FTP Series 3 - Quarterly Plan - D - Dividend at cost of Rs. 25.38 Crores

(26) 2,53,83,877 Units of ABN AMRO FTP Series 3 - Quarterly Plan - E - Dividend at cost of Rs. 25.38 Crores

(27) 2,53,94,089 Units of ABN AMRO FTP Series 3 - Quarterly Plan - H - Dividend Reinvestment at cost of Rs. 25.39 Crores

(28) 2,53,93,602 Units of ABN AMRO FTP Series 3 - Quarterly Plan - G - Dividend at cost of Rs. 25.39 Crores

(29) 1,52,38,301 Units of ABN AMRO FTP Series 4 - Quarterly Plan - A - Monthly Dividend at cost of Rs. 15.24 Crores

(30) 2,54,43,871 Units of ABN AMRO FTP Series 4 - Quarterly Plan - B - Monthly Dividend at cost of Rs. 25.44 Crores

(31) 2,57,44,486 Units of ABN AMRO Fixed Term Plan Series 2 Half Yearly Plan A Dividend at cost of Rs. 25.75 Crores

(32) 2,53,56,632 Units of ABN AMRO Fixed Term Plan Series 2 Quarterly Plan E Dividend at cost of Rs. 25.36 Crores

(33) 11,02,83,050 Units of ABN AMRO Floating Rate Fund - Institutional Plus Daily Dividend at cost of Rs. 110.28 Crores

(34) 19,97,08,667 Units of Birla Bond Plus Institutional - Fortnightly Dividend Reinvestment at cost of Rs. 209.84 Crores

(35) 1,45,29,754 Units of Birla Floating Rate Fund - Short Term - Weekly Dividend - Reinvestment at cost of Rs. 14.55 Crores

(36) 19,24,91,333 Units of Birla Floating Rate Fund STP - IP Dividend Reinvestment at cost of Rs. 192.66 Crores

(37) 2,49,27,710 Units of Birla FMP - Series 2 - Quarterly - Dividend - Payout at cost of Rs. 25.00 Crores

(38) 2,50,00,000 Units of Birla FTP - Quarterly - Series 4 - Dividend - Payout at cost of Rs. 25.00 Crores

SCHEDULES TO THE ACCOUNTS

7. **INVESTMENTS** (Contd.)

(39) 8,80,09,466 Units of CANFLOATING Rate ST Daily Dividend Fund at cost of Rs. 90.30 Crores

(40) 3,75,84,082 Units of DBS Chola Freedom Income - STP - Regular Monthly Dividend at cost of Rs. 41.18 Crores

(41) 5,90,91,159 Units of Deutsche Floating Rate Fund Regular Plan - Weekly Dividend at cost of Rs. 60.95 Crores

(42) 1,88,98,291 Units of Deutsche Floating Rate Fund Regular Plan - Daily Dividend at cost of Rs. 18.93 Crores

(43) 1,92,13,872 Units of DSP Merrill Lynch Short Term Fund Weekly Dividend at cost of Rs. 19.58 Crores

(44) 12,04,67,964 Units of Grindlays Floating Rate Fund Super Institutional Plan C - Daily Dividend at cost of Rs. 120.47 Crores

(45) 17,06,97,118 Units of Grindlays Floating Rate ST Super Institutional Plan C - Daily Dividend at cost of Rs. 170.70 Crores

(46) 6,46,34,646 Units of GSSIF - Short Term Plan C - Fortnightly Dividend at cost of Rs. 64.74 Crores

(47) 5,17,60,302 Units of GSSIF Short Term Monthly Dividend at cost of Rs. 52.00 Crores

(48) 7,57,08,366 Units of HDFC Cash Management Fund - Savings Plus Plan - Dividend - Weekly at cost of Rs. 75.85 Crores

(49) 40,01,18,832 Units of HDFC Floating Rate Income Fund - STP - Dividend Reinvestment Weekly Dividend at cost of Rs. 405.44 Crores

(50) 14,75,30,969 Units of HDFC Floating Rate Income Fund - Short Term Plan - Dividend Reinvestment Daily Dividend at cost of Rs. 148.72 Crores

(51) 2,50,00,000 Units of HDFC FMP 90D December 2006 (2) - Wholesale Plan Dividend Option: Payout at cost of Rs. 25.00 Crores

(52) 1,16,46,353 Units of HDFC Short Term Plan - Dividend Reinvestment at cost of Rs. 12.05 Crores

(53) 4,35,81,582 Units of HSBC Floating Rate Fund - Short Term - Institutional Option Daily Dividend at cost of Rs. 43.64 Crores

(54) 18,47,62,903 Units of HSBC Floating Rate Short Term Institutional Plus Daily Dividend at cost of Rs. 185.25 Crores

(55) 8,79,69,346 Units of HSBC Income Fund Short Term Institutional Dividend at cost of Rs. 88.26 Crores

(56) 2,50,00,000 Units of ING Vysya Fixed Maturity Fund Series - XI - Dividend Option at cost of Rs. 25.00 Crores

(57) 2,50,00,000 Units of ING Vysya Fixed Maturity Fund Series - XIV - Dividend Option at cost of Rs. 25.00 Crores

(58) 9,96,78,407 Units of ING Vysya Income Fund - Short Term Plan Dividend Option at cost of Rs. 111.41 Crores

(59) 2,53,58,033 Units of JM Fixed Maturity Fund - III - Quarterly Plan - FMP - Dividend at cost of Rs. 25.36 Crores

(60) 4,28,70,996 Units of JM Short Term Fund Institutional Plan - Dividend at cost of Rs. 44.13 Crores

(61) 2,53,67,715 Units of JM Fixed Maturity Fund - Series III - Quarterly Plan - FMP - Q2 - Dividend Plan at cost of Rs. 25.37 Crores

(62) 2,51,33,127 Units of JM Fixed Maturity Fund - Series III - Monthly Plan - FMP - M1 - Dividend at cost of Rs. 25.13 Crores

(63) 2,53,89,669 Units of JM Fixed Maturity Fund - Series III - Quarterly Plan - FMF - Q5 - Dividend Reinvestment at cost of Rs. 25.39 Crores

(64) 2,53,89,295 Units of JM Fixed Maturity Fund - Series III - Quarterly Plan - FMP - Q4 - Dividend Option at cost of Rs. 25.39 Crores

(65) 10,90,42,710 Units of Kotak Bond Short Term - Monthly Dividend at cost of Rs. 109.93 Crores

(66) 21,16,51,653 Units of Kotak Floater Short Term - Weekly Dividend at cost of Rs. 211.92 Crores

(67) 2,53,72,931 Units of Kotak FMP 3M Series 4 at cost of Rs. 25.37 Crores

(68) 2,53,67,174 Units of Kotak FMP 3M Series 3 Dividend at cost of Rs. 25.37 Crores

(69) 2,53,73,618 Units of Kotak FMP 3M Series 5 at cost of Rs. 25.37 Crores

(70) 2,53,89,614 Units of Kotak FMP 3M Series 6 Dividend at cost of Rs. 25.39 Crores

(71) 2,54,46,008 Units of Kotak FMP 3M Series 7 Dividend at cost of Rs. 25.45 Crores

(72) 2,53,74,878 Units of LIC MF FMP Series 8 - 3 Months Dividend Plan at cost of Rs. 25.37 Crores

(73) 2,53,63,648 Units of LIC MF FMP Series 9 - 3 Months Dividend Plan at cost of Rs. 25.36 Crores

(74) 17,47,36,935 Units of Principal Floating Rate Fund SMP IP Dividend Reinvestment Daily at cost of Rs. 174.75 Crores

(75) 34,77,49,287 Units of Principal Income Fund STP IP Dividend Reinvestment Weekly at cost of Rs. 380.21 Crores

(76) 2,50,00,000 Units of Principal PNB Fixed Maturity Plan (FMP - 28) 91 Days July 06 at cost of Rs. 25.00 Crores

SCHEDULES TO THE ACCOUNTS

7. INVESTMENTS (Contd.)

(77) 2,50,00,000 Units of Principal Fixed Maturity Plan (FMP - 32) 91 Days Series VI at cost of Rs. 25.00 Crores

(78) 2,53,88,250 Units of Prudential ICICI FMP Series 32 - Three Months Plan C - Retail Dividend at cost of Rs. 25.39 Crores

(79) 5,08,07,000 Units of Prudential ICICI FMP Series 32 - Three Months Plan D - Retail Dividend at cost of Rs. 50.81 Crores

(80) 22,65,55,147 Units of Prudential ICICI Institutional Short Term Plan DR - Fortnightly at cost of Rs. 250.37 Crores

(81) 2,50,00,000 Units of Reliance Fixed Horizon Fund I - Quarterly Plan I - Series I - Dividend Option at cost of Rs. 25.00 Crores

(82) 2,50,00,000 Units of Reliance Fixed Horizon Fund I - Quarterly Plan - Series III - Dividend Plan at cost of Rs. 25.00 Crores

(83) 2,50,00,000 Units of Reliance Fixed Horizon Fund I - Quarterly Plan - Series II - Dividend Plan at cost of Rs. 25.00 Crores

(84) 2,29,11,683 Units of Reliance Floating Rate Fund - Daily Dividend Reinvestment Plan at cost of Rs. 23.05 Crores

(85) 86,52,843 Units of Reliance Short Term Fund - Dividend Plan at cost of Rs. 9.04 Crores

(86) 8,85,76,201 Units of Reliance Short Term Fund - Quarterly Dividend Plan at cost of Rs. 111.36 Crores

(87) 2,50,00,000 Units of SBI Debt Fund Series - 180 Days (August 06) - Dividend at cost of Rs. 25.00 Crores

(88) 4,04,83,521 Units of SBI Magnum Insta Cash Fund - Liquid Floater Plan - Dividend at cost of Rs. 41.41 Crores

(89) 2,50,00,000 Units of Sundaram Fixed Term Plan - Series 6 - 100 Days - Dividend at cost of Rs. 25.00 Crores

(90) 2,53,77,125 Units of Sundaram BNP Paribas Fixed Term Plan Series IX 90 Days at cost of Rs. 25.38 Crores

(91) 2,54,39,600 Units of Sundaram BNP Paribas Fixed Term Plan Series XVII 90 Days Dividend Plan at cost of Rs. 25.44 Crores

(92) 5,12,66,273 Units of Sundaram Floater ST Institutional - Daily Dividend at cost of Rs. 51.53 Crores

(93) 1,54,51,678 Units of TATA Fixed Horizon Fund-Series 6 Scheme G - Dividend at cost of Rs. 15.45 Crores

(94) 17,54,87,715 Units of TATA Floating Rate - Short Term - Institutional Plan - Daily Dividend at cost of Rs. 175.60 Crores

(95) 2,93,39,537 Units of TATA Short Term Bond Fund - Dividend at cost of Rs. 32.11 Crores

(96) 43,48,55,155 Units of Templeton Floating Rate Income Fund - Short Term - Institutional Option - Dividend Reinvestment at cost of Rs. 435.42 Crores

(97) 24,51,322 Units of Templeton India Short Term - Institutional Income Plan - Weekly Dividend at cost of Rs. 246.61 Crores

(98) 1,01,45,949 Units of UTI Fixed Maturity Plan Quarterly Series QFMP/0806/II Dividend Plan - Reinvestment at cost of Rs. 10.15 Crores

(99) 1,52,28,193 Units of UTI Quarterly FMP 0906 Dividend Plan - Reinvestment at cost of Rs. 15.23 Crores

(100) 1,01,54,198 Units of UTI Fixed Maturity Plan Quarterly Series QFMP/1006/II Dividend Plan - Reinvestment at cost of Rs. 10.15 Crores

(101) 1,52,37,177 Units of UTI Fixed Maturity Plan Quarterly Series QFMP/1106/II Dividend Plan - Reinvestment at cost of Rs. 15.24 Crores

(102) 1,01,56,076 Units of UTI Fixed Maturity Plan Quarterly Series QFMP/1106/I Dividend Plan - Reinvestment at cost of Rs. 10.16 Crores

(103) 10,44,96,001 Units of Templeton Floating Rate Income Fund - Long Term Plan - Institutional Option - Dividend Reinvestment at cost of Rs. 108.08 Crores

SCHEDULES TO THE ACCOUNTS

		As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
8. INVENTORIES			
Stores and Spare Parts		125.23	109.94
Raw Materials		2037.47	1664.91
Intermediates – Tissue Paper and Paper Board		52.48	49.78
Stock in Process		36.98	24.89
Finished Goods		1101.87	786.77
		3354.03	2636.29
9. SUNDRY DEBTORS			
Over 6 months old			
Good and Secured *		101.40	149.01
Good and Unsecured	– From Subsidiaries	1.54	0.09
	– From Others *	41.08	47.30
Doubtful and Unsecured	– From Others	17.04	20.22
Other Debts			
Good and Secured		8.02	7.55
Good and Unsecured	– From Subsidiaries	8.30	7.25
	– From Others	487.77	347.82
		665.15	579.24
Less : Provision for Doubtful Debts		17.04	20.22
		648.11	559.02
Less : Deposits from normal Trade Debtors – Contra		11.42	11.06
		636.69	547.96

* Includes amounts receivable on liquidation of legacy assets acquired as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997, Rs. 103.35 Crores (2006 - Rs. 161.54 Crores) including Rs. 49 Crores (2006 - Rs. 103.35 Crores) not due within one year.

	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
10. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	72.16	50.88
On Deposit Accounts	796.62	788.35
With Other Banks *	...	...
Cash and Cheques on hand	31.38	16.59
	900.16	855.82

Rs. 0.05 Crore (2006 – Rs. 0.05 Crore) on deposit in Karachi–Blocked Account considered doubtful, fully provided.

* Includes on Current Account Rs. 12,720/- (2006 – Rs. 12,720/-) with Post Office Savings Bank and maximum amount outstanding at any time during the year was Rs. 12,720/- (2006 - Rs. 12,720/-).

	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
11. OTHER CURRENT ASSETS		
Good and Unsecured		
Deposit towards Property Options	42.19	42.19
Deposits with Government, Public Bodies and Others @	128.81	91.61
Interest accrued on Loans, Advances etc.	0.85	0.82
Interest accrued on Investments	11.02	12.09
Dividend Receivable	0.17	0.09
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	1.38	1.38
	184.42	148.18
Less : Provision for Doubtful Deposits	1.38	1.38
	183.04	146.80

@ Deposit with Subsidiary Companies Rs. 2.56 Crores (2006 – Rs. 2.56 Crores).

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
12. LOANS AND ADVANCES		
Good and Secured		
Loans to Subsidiaries	**36.00**	32.00
Advances to Others	**9.97**	14.09
Advances with Subsidiaries	**64.81**	56.65
Good and Unsecured		
Loans to Subsidiaries	**152.86**	145.33
Loans to Others *	**28.64**	26.91
Advances recoverable in cash or in kind or for value to be received **	**393.39**	233.53
Taxation (net of provisions)	**21.85**	—
Advances with Government and Public Bodies	**487.73**	464.57
Advances with Subsidiaries	**20.55**	1.95
Doubtful and Unsecured		
Loans	**3.63**	3.63
Advances recoverable in cash or in kind or for value to be received	**9.24**	8.43
Advances with Government and Public Bodies	**0.55**	0.55
	1229.22	987.64
Less : Provision for Doubtful Loans and Advances	**13.42**	12.61
	1215.80	975.03

Loans to Subsidiaries comprise of :

- Interest free loans to wholly owned subsidiaries :
  - ITC Infotech India Limited Rs. 117.47 Crores (2006 – Rs. 108.09 Crores)
    (The maximum outstanding during the year was Rs. 129.97 Crores; 2006 – Rs. 118.45 Crores).
  - BFIL Finance Limited Rs. 35.39 Crores (2006 – Rs. 37.24 Crores)
    (The maximum outstanding during the year was Rs. 37.24 Crores; 2006 – Rs. 37.24 Crores).
  - Landbase India Limited Rs. 36.00 Crores (2006 – Rs. 32.00 Crores)
    (The maximum outstanding during the year was Rs. 36.00 Crores; 2006 – Rs. 32.00 Crores).

* Includes Loans and Advances to Directors and to Company Secretary - Rs. 1.01 Crores (2006 – Rs. 1.14 Crores). The maximum indebtedness during the year was Rs. 1.14 Crores (2006 – Rs. 1.19 Crores).

** Includes Capital Advances of Rs. 264.06 Crores (2006 – Rs. 156.57 Crores).

SCHEDULES TO THE ACCOUNTS

13. LIABILITIES	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
Acceptances	2.69	4.34
Sundry Creditors *		
Total outstanding dues of small scale industrial undertakings	20.04	6.73
Total outstanding dues of creditors other than small scale industrial undertakings **	2323.40	2141.69
Sundry Deposits	23.83	26.82
Unclaimed Dividend	25.66	19.97
Interest Accrued but not due on Loans	0.55	0.54
	2396.17	2200.09
Less : Deposits from normal Trade Debtors – Contra	11.42	11.06
	2384.75	2189.03

There is no amount due and outstanding to be credited to Investor Education and Protection Fund. For this purpose an amount of Rs. 0.30 Crore (2006 - Rs. 0.30 Crore) maintained with a bank has not been considered on account of a pending legal dispute for which the Company has filed a suit. There are no small scale industrial undertakings to whom the Company owes sums outstanding for more than 30 days as at the Balance Sheet date.

* Includes amounts due to Subsidiary Companies Rs. 7.40 Crores (2006 - Rs. 43.22 Crores).

** Includes amounts payable on acquisition of the Paperboards business (Kovai unit) Rs. 77.67 Crores (2006 - Rs. 116.50 Crores), including Rs. 38.84 Crores (2006 - Rs. 77.67 Crores) not due within one year.

14. PROVISIONS	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
Taxation (net of advance payment)	—	167.09
Fringe Benefit Tax (net of advance payment)	1.98	0.67
Provision for Retirement Benefits	56.36	36.60
Provision for Subsidiary	50.00	50.00
Proposed Dividend	1166.29	995.12
Income Tax on Proposed Dividend	198.21	139.56
	1472.84	1389.04

15. OTHER INCOME		For the year ended 31st March, 2007 (Rs. in Crores)		For the year ended 31st March, 2006 (Rs. in Crores)	
Miscellaneous Income			69.78		96.11
Doubtful Debts, Claims and Advances – previous years			0.35		0.23
Gain on Exchange – Net			8.91		5.67
Income from Long Term Investments	– Trade	2.59		1.41	
	– Subsidiary	18.50	21.09	7.10	8.51
Income from Current Investments	– Others		183.13		155.65
Profit on Sale of Current Investments	– Net		6.84		3.43
Interest on Loans and Deposits, etc.			20.79		9.10
Liability no longer required Written Back			25.60		7.38
			336.49		286.08

The Income from Investments and Interest are stated Gross, the amount of Income Tax deducted is Rs. 4.69 Crores (2006 –Rs. 1.16 Crores).

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2007 (Rs. in Crores)		For the year ended 31st March, 2006 (Rs. in Crores)	
16. RAW MATERIALS ETC.				
(a) RAW MATERIALS CONSUMED				
Opening Stock	1664.91		1195.11	
Less : Value Added Tax credit available on Opening Stock	—		0.23	
	1664.91		1194.88	
Purchases	3814.20		3154.09	
	5479.11		4348.97	
Less : Closing Stock	2037.47	3441.64	1664.91	2684.06
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	26.95		24.30	
Agri Products	1567.38		942.69	
Other Goods	576.63		445.14	
Packing Materials	46.68	2217.64	40.70	1452.83
(c) (INCREASE)/DECREASE IN FINISHED GOODS, INTERMEDIATES, STOCK IN PROCESS				
Opening Stock				
Cigarettes	354.00		345.38	
Smoking Tobacco	0.68		0.33	
Printed Materials	7.21		2.32	
Agri Products	209.71		147.14	
Paper – Specialty Paper	8.16		7.70	
Paperboards and Paper	38.55		44.52	
Other Goods	149.16		98.95	
Packing Materials	19.30		9.12	
Intermediates – Tissue Paper and Paperboards	49.78		38.81	
Stock in Process	24.89		21.31	
	861.44		715.58	
Closing Stock				
Cigarettes	445.76		354.00	
Smoking Tobacco	0.67		0.68	
Printed Materials	6.96		7.21	
Agri Products	348.84		209.71	
Paper – Specialty Paper	9.73		8.16	
Paperboards and Paper	38.18		38.55	
Other Goods	225.50		149.16	
Packing Materials	26.23		19.30	
Intermediates – Tissue Paper and Paperboards	52.48		49.78	
Stock in Process	36.98		24.89	
	1191.33	(329.89)	861.44	(145.86)
Total		5329.39		3991.03
Less : Waste Material Sales		14.94		11.99
		5314.45		3979.04
Excise Duties etc. on Increase/(Decrease) of Finished Goods		70.41		4.19
		5384.86		3983.23

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2007 (Rs. in Crores)		For the year ended 31st March, 2006 (Rs. in Crores)	
17. MANUFACTURING, SELLING ETC. EXPENSES				
Salaries/Wages and Bonus	510.22		435.42	
Contribution to Provident and Other Funds	57.58		52.10	
Workmen and Staff Welfare Expenses	70.47		58.97	
	638.27		546.49	
Less: Recoveries	8.12	630.15	5.09	541.40
Consumption of Stores and Spare Parts		155.13		139.01
Power and Fuel		253.00		245.17
Rent		93.99		76.80
Rates and Taxes		42.00		40.18
Insurance		46.94		40.27
Repairs				
– Buildings		33.51		28.45
– Machinery		65.32		50.08
– Others		22.27		17.78
Outward Freight and Handling Charges		456.51		352.21
Advertising/Sales Promotion – Net		288.15		225.73
Market Research		29.25		23.70
Doubtful and Bad Debts		1.69		1.81
Doubtful and Bad Advances, Deposits etc.		1.11		0.66
Information Technology Services		99.97		58.23
Travelling and Conveyance		132.61		112.24
Training		12.20		15.18
Legal Expenses		10.67		19.07
Postage, Telephone etc.		26.36		25.44
Brokerage and Discount – Sales		6.37		4.66
Brokerage and Discount – Others		0.62		0.37
Commission to Selling Agents		22.39		20.33
Excess of Cost over fair value of Current Investments		20.60		12.76
Bank Charges		7.41		5.32
Interest etc. Paid – Debentures, Term Loans and Fixed Deposits	1.37		0.19	
– Others	7.26		15.59	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	5.35	3.28	3.85	11.93
Miscellaneous Expenses		593.26		417.51
Fixed Assets and Stores Discarded – Net		19.07		21.34
		3073.83		2507.63
Deduct : Transfers to Fixed Assets etc. Accounts		42.52		15.78
		3031.31		2491.85
Miscellaneous Expenses include :				
(1) Contribution to Prime Minister's Relief Fund		—		1.00
(2) Auditors' Remuneration and Expenses (excluding taxes)				
Audit Fees		1.05		1.05
Tax Audit Fees		0.32		0.26
Fees for Limited Review		0.45		0.33
Fees for Other Services		0.40		0.41
Reimbursement of Expenses		0.10		0.22
(3) Cost Auditors' Fee		0.04		0.03
(4) Consultancy/Professional Fees		92.85		52.34

Interest received on Trading Debts, Deposits with Govt. Bodies etc. is stated Gross, the amount of Income Tax deducted is Rs. 1.18 Crores (2006 - Rs. 0.58 Crore).

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2007 (Rs. in Crores)		For the year ended 31st March, 2006 (Rs. in Crores)	
18. PROVISION FOR TAXATION				
Income Tax for the year :				
Current Tax		**1214.89**		1077.14
Deferred Tax		**32.10**		(69.60)
Fringe Benefit Tax		**16.08**		20.03
		1263.07		1027.57
Less : Adjustments related to previous years – Net				
Current Tax		**152.41**		57.02
Deferred Tax		**(116.07)**		(18.27)
		36.34		38.75
		1226.73		988.82

19. NOTES TO THE ACCOUNTS

(i) Exceptional items comprise of:

(a) Once-off assistance to contract manufacturers in view of the retrospective withdrawal of Central Excise exemption on Cigarettes manufactured in the North Eastern States during the year 2000	**Nil**	(67.87)
Income Tax thereon (Current Tax)	**Nil**	22.85
Exceptional Items (Net of Tax)	**Nil**	(45.02)

(ii) Exchange difference in respect of forward exchange contracts to be recognised in the profit and loss account or capitalised in the subsequent accounting period amounts to Rs. 1.00 Crore (2006 – Rs. 0.19 Crore).

(iii) (a) Claims against the Company not acknowledged as debts Rs. 129.56 Crores (2006 – Rs. 98.72 Crores). These comprise:
- Excise Duty, Sales Taxes and Indirect Taxes claims disputed by the Company relating to issues of applicability and classification aggregating Rs. 56.07 Crores (2006 – Rs. 37.12 Crores).
- Local Authority Taxes/Cess/Royalty on property, utilities, etc. claims disputed by the Company relating to issues of applicability and determination aggregating Rs. 33.71 Crores (2006 – Rs. 25.12 Crores).
- Third party claims arising from disputes relating to contracts aggregating Rs. 37.10 Crores (2006 – Rs. 34.83 Crores).
- Other matters Rs. 2.68 Crores (2006 – Rs. 1.65 Crores).

(b) Guarantees and Counter Guarantees outstanding
- Excise Rs. 22.02 Crores (2006 – Rs. 22.23 Crores).
- Others Rs. 16.93 Crores (2006 – Rs. 15.79 Crores).

(c) Uncalled liability on shares partly paid Rs. 26.40 Crores (2006 – Rs. 26.40 Crores).

	2007	2006
(iv) Earnings per share		
Earnings per share has been computed as under :		
(a) Profit after Taxation before Exceptional items (Rs. Crores)	**2699.97**	2280.37
(b) Profit after Taxation (Rs. Crores)	**2699.97**	2235.35
(c) Weighted average number of Ordinary Shares outstanding	**3,75,76,36,907**	3,75,14,55,175
(d) Effect of potential Ordinary Shares on Employee Stock Options outstanding	**1,09,49,829**	1,84,27,064
(e) Weighted average number of Ordinary Shares in computing diluted earnings per share [(c) + (d)]	**3,76,85,86,736**	3,76,98,82,239
(f) Earnings per share on profit after taxation before exceptional items (Face Value Re. 1.00 per share)		
- Basic [(a) / (c)]	**Rs. 7.19**	Rs. 6.08
- Diluted [(a) / (e)]	**Rs. 7.16**	Rs. 6.05
(g) Earnings per share on profit after taxation (Face Value Re. 1.00 per share)		
- Basic [(b) / (c)]	**Rs. 7.19**	Rs. 5.96
- Diluted [(b) / (e)]	**Rs. 7.16**	Rs. 5.93

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(v) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors & Management Discussion and Analysis under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

(vi) Research and Development expenses for the year amount to Rs. 35.30 Crores (2006 – Rs. 34.74 Crores).

(vii) Defined Benefit Plans / Long Term Compensated Absences – As per Actuarial Valuations as on March 31, 2007 and recognised in the financial statements in respect of Employee Benefit Schemes :

(Rs. in Crores)

			Pension	Gratuity	Leave Encashment
			Funded		Unfunded
I	**Components of Employer Expense**				
	1	Current Service Cost	24.38	7.70	1.33
	2	Interest Cost	20.01	8.70	1.55
	3	Expected Return on Plan Assets	(22.25)	(10.43)	—
	4	Curtailment Cost/(Credit)	—	—	—
	5	Settlement Cost/(Credit)	—	—	—
	6	Past Service Cost	—	—	—
	7	Actuarial Losses/(Gains)	8.39	(2.82)	9.92
	8	**Total expense recognised in the Statement of Profit & Loss Account**	**30.53**	**3.15**	**12.80**
	The Pension and Gratuity Expenses have been recognised in "Contribution to Provident and Other Funds" and Leave Encashment in "Salaries/Wages and Bonus" under Schedule 17.				

			Pension	Gratuity	Leave Encashment
II	**Actual Returns for the period ended March 31, 2007**		18.52	11.44	—
III	**Net Asset / (Liability) recognised in Balance Sheet as at March 31, 2007**				
	1	Present Value of Defined Benefit Obligation	320.53	131.41	33.86
	2	Fair Value on Plan Assets	311.77	146.08	—
	3	Status [Surplus/(Deficit)]	(8.76)	14.67	(33.86)
	4	Unrecognised Past Service Cost	—	—	—
	5	**Net Asset/(Liability) recognised in Balance Sheet**	**(8.76)**	**14.67**	**(33.86)**
IV	**Change in Defined Benefit Obligations (DBO) during the year ended March 31, 2007**				
	1	Present Value of DBO at the Beginning of Period	288.08	125.83	23.70
	2	Current Service Cost	24.38	7.70	1.33
	3	Interest Cost	20.01	8.70	1.55
	4	Curtailment Cost/(Credit)	—	—	—
	5	Settlement Cost/(Credit)	—	—	—
	6	Plan Amendments	—	—	—
	7	Acquisitions	—	—	—
	8	Actuarial (Gains)/Losses	4.65	(1.80)	9.92
	9	Benefits Paid	(16.59)	(9.02)	(2.64)
	10	**Present Value of DBO at the End of Period**	**320.53**	**131.41**	**33.86**

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(Rs. in Crores)

			Pension	Gratuity	Leave Encashment
V	**Change in Fair Value of Assets during the year ended March 31, 2007**				
	1	Plan Assets at the Beginning of Period	281.52	132.12	—
	2	Acquisition Adjustment	—	—	—
	3	Expected Return on Plan Assets	22.25	10.43	—
	4	Actuarial Gains/(Losses)	(3.73)	1.01	—
	5	Actual Company Contribution	28.32	11.54	—
	6	Benefits Paid	(16.59)	(9.02)	—
	7	**Plan Assets at the End of Period**	**311.77**	**146.08**	—
VI	**Actuarial Assumptions**				
	1	Discount Rate (%)	7.50	7.50	7.50
	2	Expected Return on Plan Assets (%)	7.50	7.50	—
	The estimates of future salary increases, considered in actuarial valuations take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.				
VII	**Major Category of Plan Assets as a % of the Total Plan Assets as at March 31, 2007**				
	1	Government Securities/Special Deposit with RBI			45%
	2	High Quality Corporate Bonds			23%
	3	Insurance Companies			26%
	4	Mutual Funds			1%
	5	Cash and Cash Equivalents			5%

VIII Basis used to determine the Expected Rate of Return on Plan Assets

The expected rate of return on plan assets is based on the current portfolio of assets, investment strategy and market scenario. In order to protect the capital and optimise returns within acceptable risk parameters, the plan assets are well diversified.

(viii) **Micro and Medium scale business entities :**

There are no Micro, Small and Medium Enterprises, to whom the Company owes dues, which are outstanding for more than 45 days as at 31st March, 2007. This information as required to be disclosed under the Micro, Small and Medium Enterprises Development Act, 2006 has been determined to the extent such parties have been identified on the basis of information available with the Company.

(ix) The Company's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(x) Interests in Joint Ventures:

The Company's interest, as a venturer, in jointly controlled entities (Incorporated Joint Ventures) is:

Name	Country of Incorporation	**Percentage of ownership interests as at 31st March, 2007**	Percentage of ownership interests as at 31st March, 2006
King Maker Marketing Inc. (KMM)	U.S.A.	—	50%
Maharaja Heritage Resorts Limited	India	**50%**	50%
CLI3L e-Services Limited	India	**50% minus 1 share (Since 23rd March, 2007)**	—

KMM has become a subsidiary company on 25th October, 2006 consequent to an increase in stake (50.98% shareholding) during the year. Effective 9th May, 2007, KMM has become a wholly owned subsidiary.

The Company's interest in these Joint Ventures is reported as Long Term Investments (Schedule - 7) and stated at cost. However, the Company's share of each of the assets, liabilities, income and expenses, etc. (each without elimination of the effect of transactions between the Company and the Joint Venture) related to its interests in these Joint Ventures are :

		As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
I.	**ASSETS**		
1.	Fixed Assets	**4.51**	0.30
2.	Current Assets, Loans and Advances		
	a) Inventories	**—**	5.42
	b) Sundry Debtors	**5.79**	1.80
	c) Cash and Bank Balances	**0.22**	10.54
	d) Other Current Assets	**0.90**	1.06
	e) Loans and Advances	**0.64**	3.44
3.	Deferred Tax-Net	**0.03**	1.05
II.	**LIABILITIES**		
1.	Secured Loans	**0.02**	—
2.	Current Liabilities and Provisions		
	a) Liabilities	**3.54**	15.37
	b) Provisions	**0.12**	0.47

		For the year ended 31st March, 2007 (Rs. in Crores)	For the year ended 31st March, 2006 (Rs. in Crores)
III.	**INCOME**		
1.	Sales	**40.81**	57.30
2.	Other Income	**0.47**	0.75
IV.	**EXPENSES**		
1.	Raw Materials etc.	**7.66**	14.36
2.	Excise Duties and Taxes on Sales of Products and Services	**16.13**	21.31
3.	Manufacturing, Selling etc. Expenses	**13.12**	19.75
4.	Depreciation	**0.11**	0.08
5.	Provision for Taxation	**1.24**	1.07

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

	For the year ended 31st March, 2007 (Rs. in Crores)	For the year ended 31st March, 2006 (Rs. in Crores)
(xi) DIRECTORS' REMUNERATION		
Salaries	**4.73**	3.38
Performance Bonus to Wholetime Directors	**4.32**	2.68
Other Benefits	**0.78**	0.60
Commission, etc. to Non-Wholetime Directors	**0.34**	0.32
Directors' Fees	**0.10**	0.11
	10.27	7.09

The above excludes contribution to the approved group pension and gratuity funds which are actuarially determined on an overall basis.

Aggregate managerial remuneration of Rs. 10.27 Crores for the year, includes Rs. 1.34 Crores attributable to the increase in the salaries of all the four Wholetime Directors with effect from 1st October, 2006 which is subject to approval by the Company in General Meeting.

Computation of Net Profit and Directors' Commission :

	2007	2007	2006	2006
Profit before Taxation and Exceptional Items		**3926.70**		3269.19
Add :				
– Directors' Remuneration	**10.27**		7.09	
– Wealth Tax – Net	**1.27**		1.00	
– Depreciation	**362.92**		332.34	
– Exceptional Items [See Schedule 19(i)]	**—**	**374.46**	(67.87)	272.56
		4301.16		3541.75
Less :				
– Depreciation under Section 350 of the Companies Act, 1956		**362.92**		332.34
Profit for the purpose of Directors' Commission		**3938.24**		3209.41
Non-Wholetime Directors' Commission @ 1%		**39.38**		32.09
Payable for the Year		**0.34**		0.32

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(xii) Derivative Instruments :

The Company uses Forward Exchange Contracts and Currency Options to hedge its exposures in foreign currency. The information on Derivative Instruments is as follows:

a) Derivative Instrument outstanding as at year end:

(in Million)

	As at 31st March, 2007		As at 31st March, 2006	
Currency Pair	**Buy**	**Sell**	Buy	Sell
(i) Forward Exchange Contracts				
USD/INR	**105.00**	**120. 65**	45.65	61.45
EUR/USD	**52.00**	—	40.03	0.25
GBP/USD	—	—	—	1.85
USD/JPY	**218.00**	—	218.00	—
USD/SEK	—	—	1.50	—
USD/CHF	—	—	8.05	—
(ii) Currency Options				
USD/INR	**25.00**	—	—	—

b) Foreign Exchange Currency Exposures recognised by the Company that have not been hedged by a Derivative Instrument or otherwise as at year end:

(in Million)

	As at 31st March, 2007			As at 31st March, 2006		
Currency Pair	**Buy**	**Sell**	**Net***	Buy	Sell	Net*
USD/INR	**2.01**	**6.43**	**(4.42)**	52.24	43.62	8.62
EUR/USD	**2.82**	**2.36**	**0.46**	1.66	1.72	(0.06)
GBP/USD	**0.99**	**1.57**	**(0.58)**	1.00	1.04	(0.04)
USD/JPY	**34.86**	—	**34.86**	8.53	—	8.53
USD/SEK	**0.36**	—	**0.36**	1.47	—	1.47
USD/CHF	**2.06**	—	**2.06**	0.27	—	0.27
USD/SGD	**0.18**	—	**0.18**	0.09	—	0.09
USD/DKK	**0.15**	—	**0.15**	—	—	—
USD/CAD	—	**0.14**	**(0.14)**	—	—	—
AUD/USD	**0.19**	—	**0.19**	—	—	—

* Positive figures indicate Open Imports and vice versa.

(xiii) The disclosures in respect of Employees Stock Option Scheme which are outlined in this year's Annexure to the Report of the Directors & Management Discussion and Analysis and Report on Corporate Governance are treated as an annexure to these accounts.

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(xiv) ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956.

(A) Licensed and Installed Capacity and Actual Production

Class of Goods	Unit of Quantity	CAPACITY				PRODUCTION	
		Registered/Licensed		Installed			
		2007	2006	2007	2006	2007	2006
Cigarettes	Million	1,23,547 (a)	1,23,547 (a)	1,07,773	99,349	63,038	59,123
Smoking Tobacco	Tonne	N.A.	N.A.	N.A.	N.A.	163	118
Printing and Packaging including Flexibles	Tonne	N.A.	N.A.	59,803	47,837	46,025 (b)	38,316 (b)
Corrugated Fibre Board Containers	Million	60	N.A.	60	N.A.	23	N.A.
Redried Tobacco	Tonne	N.A.	N.A.	N.A.	N.A.	99,483 (b)	1,03,889 (b)
Pulp	Tonne	N.A.	N.A.	1,00,000	1,00,000	98,950 (b)	97,615 (b)
Paperboards and Paper	Tonne	N.A.	N.A.	3,52,500	3,52,500	3,90,458 (b)	3,65,819 (b)
Snacks	Tonne	N.A.	N.A.	5,100	N.A.	465	N.A.

a) The "Registered/Licensed Capacity" (including as approved by "Letters of Intent") is exclusive of additional capacities permissible under the policy of the Government of India.

b) Includes production meant for internal consumption.

N.A. - Not Applicable

(B) Particulars in respect of Sales *

	Unit of Quantity	QUANTITY		VALUE (Rs. in Crores)	
		2007	2006	2007	2006
Cigarettes	Million	81,265	75,894	12824.42	11322.87
Smoking Tobacco	Tonne	164	93	9.09	6.64
Printed Materials	Tonne	11,361	7,725	111.50	74.06
Agri Products					
- Unmanufactured Tobacco	Tonne	49,691	45,714	422.34	356.31
- Soya Extraction	Tonne	3,64,544	4,23,778	374.78	397.92
- Soya Oil	Tonne	75,623	82,719	297.69	279.43
- Soya Seeds	Tonne	2,28,243	71,472	299.41	89.55
- Rice	Tonne	4,74,230	2,70,703	502.59	285.63
- Wheat	Tonne	1,81,996	2,33,241	190.08	198.69
- Others				501.44	283.46
Marine Products	Tonne	1,654	898	72.02	36.26
Specialty Paper	Tonne	19,674	19,871	135.30	132.53
Paperboards and Paper	Tonne	3,01,196	2,90,109	1016.41	938.37
Branded Packaged Foods (Staples, Biscuits, Confectionery etc.)	Tonne	4,98,376	3,44,745	1071.02	656.70
Hotel Sales/Income from Services				978.71	777.85
Others (Branded Garments, Greeting Cards, Ready to Eat Foods etc.)				698.25	388.16
				19505.05	16224.43

* Net of Sales Returns and Damaged Stocks etc.

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

	Unit of Quantity	Quantity 2007	Quantity 2006	Value (Rs. in Crores) 2007	Value (Rs. in Crores) 2006
(C) Details of Finished Goods					
(i) **Opening Stock**					
Cigarettes	Million	3,456	3,524	354.00	345.38
Smoking Tobacco	Tonne	23	5	0.68	0.33
Printed Materials	Tonne	581	419	7.21	2.32
Agri Products					
- Soya Extraction	Tonne	44,452	9,054	38.75	8.67
- Soya Oil	Tonne	3,029	1,284	9.92	4.82
- Rice	Tonne	34,934	80,058	31.54	75.23
- Wheat	Tonne	10,712	3,116	9.16	3.51
- Others				120.34	54.91
Specialty Paper	Tonne	1,304	1,218	8.16	7.70
Paperboards and Paper	Tonne	12,622	14,968	38.55	44.52
Branded Packaged Foods (Staples, Biscuits and Confectionery)	Tonne	19,679	17,999	33.37	20.93
Other Goods				115.79	78.02
Packing Materials				19.30	9.12
				786.77	655.46
(ii) **Closing Stock**					
Cigarettes	Million	4,138	3,456	445.76	354.00
Smoking Tobacco	Tonne	20	23	0.67	0.68
Printed Materials	Tonne	578	581	6.96	7.21
Agri Products					
- Soya Extraction	Tonne	38,172	44,452	40.55	38.75
- Soya Oil	Tonne	1,572	3,029	11.22	9.92
- Rice	Tonne	37,257	34,934	43.20	31.54
- Wheat	Tonne	45,326	10,712	54.03	9.16
- Others				199.84	120.34
Specialty Paper	Tonne	1,448	1,304	9.73	8.16
Paperboards and Paper	Tonne	11,694	12,622	38.18	38.55
Branded Packaged Foods (Staples, Biscuits, Confectionery etc.)	Tonne	27,234	19,679	50.95	33.37
Other Goods				174.55	115.79
Packing Materials				26.23	19.30
				1101.87	786.77
(iii) **Purchases and Contract Manufacturing Charges**					
Cigarettes	Million	18,993	16,867	26.95	24.30
Agri Products					
- Soya Extraction	Tonne	3,58,264	4,62,025	50.26	81.13
- Soya Oil	Tonne	74,166	86,442	19.55	18.96
- Rice	Tonne	4,76,554	2,26,419	473.02	220.88
- Wheat	Tonne	6,43,378	4,83,652	565.88	351.48
- Others				458.67	270.24
Branded Packaged Foods (Staples, Biscuits and Confectionery)	Tonne	5,08,620	3,47,527	108.62	184.47
Other Goods				468.01	260.67
Packing Materials				46.68	40.70
				2217.64	1452.83
(D) Details of Raw Materials Consumed during the year *					
Unmanufactured Tobacco	Tonne	1,32,342	1,22,489	703.42	597.90
Waste Paper and Pulp	Tonne	2,65,484	2,40,894	394.47	331.56
Hardwood and Bamboo	BDT**	2,74,528	2,67,102	107.90	95.19
Soya Seeds	Tonne	6,51,981	5,51,127	775.58	648.13
Other Agri Products	Tonne	32,414	16,626	132.82	57.46
Board	Tonne	10,250	10,558	88.01	90.86
Filter Rods	Million	11,335	10,216	124.63	111.17
Aluminium Foil/Metallised Paper	Bobbin	6,77,311	6,70,381	56.76	49.80
BOPP/Viscose Film	Tonne	2,029	1,878	36.69	33.54
Wheat Flour/Maida	Tonne	24,461	31,325	29.89	30.73
Sugar	Tonne	41,956	23,174	73.34	40.92
Hydrogenated Vegetable Oil	Tonne	16,928	11,798	71.30	45.97
Others				846.83	550.83
				3441.64	2684.06

* Relates to the Company's main products and the principal raw materials.

** BDT-Bone Dry Tonne

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(E) Value of Raw Materials, Spare Parts and Components Consumed during the year

	(Percentage)		Value (Rs. in Crores)	
	2007	2006	**2007**	2006
Raw Materials				
Imported	**16.92**	16.35	**582.40**	438.89
Indigenous	**83.08**	83.65	**2859.24**	2245.17
	100.00	100.00	**3441.64**	2684.06
Spare Parts and Components				
Imported	**28.65**	30.98	**44.45**	43.07
Indigenous	**71.35**	69.02	**110.68**	95.94
	100.00	100.00	**155.13**	139.01

(F) Earnings etc. in Foreign Exchange during the year	**2007 (Rs. in Crores)**	2006 (Rs. in Crores)
Export of Goods (F.O.B. – Realisation Basis)	**1719.51**	1315.78
Dividend	**—**	1.09
Hotel Earnings	**487.19**	413.97
Other Earnings	**76.51**	62.67
	2283.21	1793.51
(G) Value of Imports during the year (C.I.F. Basis)		
Raw Materials	**555.13**	408.20
Components and Spare Parts	**69.87**	54.67
Capital Goods	**482.48**	139.84
Other Goods (including imports under eligible Export House Scheme)	**11.76**	6.69
	1119.24	609.40
(H) Expenditure in Foreign Currency during the year (on payment basis)		
Professional Fees	**22.62**	13.80
Advertising/Sales Promotion	**7.54**	6.67
Export Promotion Expenses	**6.24**	6.09
Training	**2.95**	3.44
Hotel Reservation/Marketing Expenses	**21.20**	15.21
Licence Fees	**0.57**	0.82
Miscellaneous Expenditure	**38.82**	23.74
	99.94	69.77

(I) Remittances in Foreign Currencies on account of Dividends

Financial Year	On Account of	No. of Shares held	No. of Non-Resident Shareholders	(Rs. in Crores)
2006/2007	**2005/2006**	**127,17,86,249 (Re. 1.00 each)**	**69**	**337.02**
2005/2006	2004/2005	8,65,61,943 (Rs. 10.00 each)	76	268.34

SCHEDULES TO THE ACCOUNTS

20. SEGMENT REPORTING

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS)

(Rs. in Crores)

	External Sales 2007	Inter Segment Sales 2007	Total 2007	External Sales 2006	Inter Segment Sales 2006	Total 2006
1. Segment Revenue						
FMCG - Cigarettes	12833.70	—	12833.70	11329.74	—	11329.74
FMCG - Others	1701.45	2.94	1704.39	1011.92	1.55	1013.47
FMCG - Total	14535.15	2.94	14538.09	12341.66	1.55	12343.21
Hotels	978.71	6.96	985.67	777.85	5.50	783.35
Agri Business	2719.57	971.79	3691.36	1954.67	723.77	2678.44
Paperboards, Paper and Packaging	1271.62	828.44	2100.06	1150.25	745.48	1895.73
Segment Total	19505.05	1810.13	21315.18	16224.43	1476.30	17700.73
Eliminations			(1810.13)			(1476.30)
Total Revenue			19505.05			16224.43
2. Segment Results						
FMCG - Cigarettes			3172.15			2708.78
FMCG - Others			(201.99)			(171.81)
FMCG - Total			2970.16			2536.97
Hotels			350.78			258.09
Agri Business			123.55			90.86
Paperboards, Paper and Packaging			416.78			351.42
Segment Total			3861.27			3237.34
Eliminations			(30.51)			(39.49)
Consolidated Total			3830.76			3197.85
Unallocated corporate expenses net of unallocated income			132.63			93.42
Profit before interest, etc., exceptional items and taxation			3698.13			3104.43
Interest etc. paid - Net			3.28			11.93
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc.			231.85			176.69
Profit before taxation and exceptional items			3926.70			3269.19
Provision for Taxation			1226.73			988.82
Profit after taxation before exceptional items			2699.97			2280.37
Exceptional items (net of tax) [See Schedule 19(i)]			—			(45.02)
Profit after Taxation			2699.97			2235.35

3. Other Information

(Rs. in Crores)

	Segment Assets 2007	Segment Liabilities* 2007	Segment Assets 2006	Segment Liabilities* 2006
FMCG - Cigarettes	2962.26	943.62	2336.54	873.26
FMCG - Others	1074.55	134.23	610.43	121.13
FMCG - Total	4036.81	1077.85	2946.97	994.39
Hotels	1625.55	159.30	1505.74	131.52
Agri Business	1718.35	238.35	1299.22	239.57
Paperboards, Paper and Packaging	2875.23	315.77	2239.11	331.04
Segment Total	10255.94	1791.27	7991.04	1696.52
Unallocated Corporate Assets/Liabilities	4967.87	2995.46	5316.16	2549.20
Total	15223.81	4786.73	13307.20	4245.72

	Capital Expenditure 2007	Depreciation 2007	Non Cash expenditure other than depreciation 2007	Capital Expenditure 2006	Depreciation 2006	Non Cash expenditure other than depreciation 2006
FMCG - Cigarettes	550.47	105.35	2.11	206.90	103.41	3.46
FMCG - Others	192.52	20.11	(0.26)	79.26	13.16	0.48
FMCG - Total	742.99	125.46	1.85	286.16	116.57	3.94
Hotels	162.40	61.73	9.25	77.30	59.12	13.06
Agri Business	106.62	34.24	2.63	79.53	31.19	1.78
Paperboards, Paper and Packaging	470.14	121.82	5.31	133.74	113.84	2.97
Segment Total	1482.15	343.25	19.04	576.73	320.72	21.75

* Segment Liabilities of FMCG-Cigarettes is before considering provision of Rs. 535.95 Crores (2006 - Rs. 425.87 Crores) in respect of disputed State Taxes, the levy / collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

SCHEDULES TO THE ACCOUNTS

20. SEGMENT REPORTING (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2007	2006
1. Segment Revenue		
— Within India	**17579.23**	14811.45
— Outside India	**1925.82**	1412.98
Total Revenue	**19505.05**	16224.43
2. Segment Assets		
— Within India	**10249.47**	7984.80
— Outside India	**6.47**	6.24
Total Assets	**10255.94**	7991.04
3. Capital Expenditure		
— Within India	**1482.15**	576.73
— Outside India	—	—
Total Capital Expenditure	**1482.15**	576.73

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	— Cigarettes and Smoking Mixtures.
: Others	— Branded Garments, Greeting, Gifting & Stationery, Agarbattis, Matches and Packaged Foods (Staples, Confectionery, Biscuits, Snack Foods, Ready to Eat Foods).
Hotels	— Hoteliering.
Paperboards, Paper and Packaging	— Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	— Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) The geographical segments considered for disclosure are :

— Sales within India

— Sales outside India

(4) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the expansion of the strategic e-Choupal initiatives.

SCHEDULES TO THE ACCOUNTS

21. RELATED PARTY DISCLOSURES

1. ENTERPRISES WHERE CONTROL EXISTS :

i) Subsidiaries :

a) Srinivasa Resorts Limited
b) Fortune Park Hotels Limited
c) Bay Islands Hotels Limited
d) Russell Credit Limited and its subsidiaries
    Greenacre Holdings Limited
    Wimco Limited and its subsidiaries (became subsidiaries with effect from 01.07.2005)
        Wimco Boards Limited
        Wimco Seedlings Limited and its subsidiaries
            Pavan Poplar Limited
            Prag Agro Farm Limited
e) ITC Infotech India Limited and its subsidiaries
    ITC Infotech Limited
    ITC Infotech (USA), Inc.
f) Wills Corporation Limited
g) Gold Flake Corporation Limited
h) Landbase India Limited
i) BFIL Finance Limited and its subsidiary
    MRR Trading & Investment Company Limited
j) Surya Nepal Private Limited
k) King Maker Marketing Inc. (became subsidiary with effect from 25.10.2006)

The above list does not include:

a) ITC Global Holdings Pte. Limited, Singapore being under Judicial Management and its subsidiaries
    Hup Hoon Traders Pte. Ltd., Singapore
    AOZT "Hup Hoon", Moscow
    Hup Hoon Impex Srl, Romania
    Fortune Tobacco Co. Ltd., Cyprus
    Fortune Tobacco Company, Inc., U.S.A., and
b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.) which is under voluntary winding up proceedings.

ii) Other entities under control of the Company:

a) ITC Sangeet Research Academy
b) ITC Education Trust
c) ITC Rural Development Trust

2. OTHER RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS, etc.

i) Associates & Joint Ventures:

Associates

a) Gujarat Hotels Limited
b) Megatop Financial Services and Leasing Limited
c) Newdeal Finance and Investment Limited
d) Peninsular Investments Limited
e) Russell Investments Limited
f) Asia Tobacco Company Limited
g) Classic Infrastructure & Development Limited
h) International Travel House Limited
    - being associates of the Company, and
i) Tobacco Manufacturers (India) Limited, U.K.
    of which the Company is an associate.

Joint Ventures

a) Maharaja Heritage Resorts Limited
b) CLI3L e-Services Limited (became joint venture with effect from 23.03.2007)
c) King Maker Marketing Inc. (upto 24.10.2006)

Joint Ventures of the Company's subsidiaries

a) ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)
b) CLI3L e-Services Limited (a joint venture of ITC Infotech India Limited upto 22.03.2007)

SCHEDULES TO THE ACCOUNTS

21. RELATED PARTY DISCLOSURES (Contd.)

ii) Key Management Personnel :

Y.C. Deveshwar	Executive Chairman
S.S.H. Rehman	Executive Director
A. Singh	Executive Director
K. Vaidyanath	Executive Director
J.P. Daly	Non-Executive Director
C.R. Green	Non-Executive Director
S.B. Mathur	Non-Executive Director
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
T.S. Vijayan	Non-Executive Director (resigned w.e.f. 26.05.2006)
D.K. Mehrotra	Non-Executive Director (w.e.f. 26.05.2006)
S.H. Khan	Non-Executive Director (w.e.f. 30.10.2006)
B. Vijayaraghavan	Non-Executive Director
K.S. Vaidyanathan	Member - Corporate Management Committee
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee
R.G. Jacob	Special Invitee - Corporate Management Committee

iii) Employees' Benefit Plans where there is significant influence :

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Management Staff Gratuity Fund
d) ITC Employees Gratuity Fund
e) ITC Gratuity Fund 'C'
f) ITC Pension Fund
g) ILTD Seasonal Employees Pension Fund
h) ITC Platinum Jubilee Pension Fund
i) Tribeni Tissues Limited Provident Fund
j) Tribeni Tissues Limited Gratuity Fund
k) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund
l) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'
m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'
n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'
o) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

SCHEDULES TO THE ACCOUNTS

21. RELATED PARTY DISCLOSURES (Contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES AS ON 31.03.2007

(Rs. in Crores)

	Enterprises where control exists				Associates & Joint Ventures		Key Management Personnel		Employee Trusts	
	Subsidiaries		Others							
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
1. Sale of Goods / Services	102.92	61.84			30.50	34.77				
2. Purchase of Goods / Services	250.75	82.28			162.53	144.61				
3. Acquisition cost of Fixed Assets (including project consultancy fees, etc.)	0.01									
4. Sale of Fixed Assets / Scrap	0.08	0.12			0.13	0.14				
5. Acquisition of Investments - Purchase of CLI3L e-Services Limited Shares from I3L Limited	51.00									
6. Interest Income							0.03	0.03		
7. Remuneration to Key Management Personnel										
— Directors [See Schedule 19 (xi)]							10.27	7.09		
— Others							3.34	2.26		
8. Rent Paid	2.57	1.00				0.01	0.03	0.01		
9. Reimbursement of Contractual Remuneration					0.10	0.08				
10. Remuneration of managers on deputation recovered	6.45	4.85			2.02	1.69				
11. Donations			4.00	1.50						
12. Contributions to Employees' Benefit Plans									56.95	31.34
13. Dividend income	18.50	7.10			2.59	1.41				
14. Dividend payments					263.09	205.18	0.67	0.18		
15. Expenses recovered	9.04	5.15	0.02	0.02	3.96	2.74				
16. Expenses reimbursed	5.29	6.10			2.53	2.60				
17. Loans Given	75.64	55.24								
18. Receipt towards Loan Repayment	64.11	54.64					0.13	0.11		
19. Advances Given	26.27				0.88	6.50				
20. Receipt towards refund of Advances	0.13				2.40	2.10				
21. Advances Received	17.97									
22. Payment towards refund of Advances	17.95					0.02				
23. Deposits received during the year						0.31				
24. Deposits refunded during the year					0.01					
25. Receipt towards refund of Deposits						0.19				
26. Balances as on 31st March,										
i) Debtors / Receivables	9.84	7.34			21.80	30.68				
ii) Advances Given	85.36	58.60			6.84	8.06			14.68	0.01
iii) Loans Given	188.86	177.33					1.00	1.13		
iv) Deposits with (including Deposits towards Property Options)	2.56	2.56			42.29	42.29				
v) Advances Taken	0.02									
vi) Deposits From					3.36	3.37				
vii) Creditors/Payables	7.38	43.22			6.48	6.70			8.76	
viii) Investments in Non-Convertible Debentures	15.00	15.00								
27. Provision for subsidiary (made in earlier years) as on 31st March	50.00	50.00								
28. In addition, remuneration of managers on deputation, absorbed			0.04	0.03	0.79	0.36				

SCHEDULES TO THE ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES

IT IS CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies, which have been applied consistently, is set out below. The financial statements have also been prepared in accordance with relevant presentational requirements of the Companies Act, 1956.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs. To adjust the original cost of imported Fixed Assets acquired through foreign currency loans at the end of each financial year by any change in liability arising out of expressing the outstanding foreign loan at the rate of exchange prevailing at the date of Balance Sheet.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

To charge off as a revenue expenditure all upgradation / enhancements unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Intangible Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or, where specified, lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

To amortise capitalised software costs over a period of five years.

Revaluation of Assets

As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, including in Joint Ventures and Associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

Inventories

To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Sales

To state net sales after deducting taxes and duties from invoiced value of goods and services rendered.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) in the books of account as proposed by the Directors, pending approval at the Annual General Meeting.

Employee Benefits

To make regular monthly contributions to various Provident Funds which are in the nature of defined contribution scheme and such paid / payable

SCHEDULES TO THE ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

amounts are charged against revenue. To administer such Funds through duly constituted and approved independent trusts with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

To administer through duly constituted and approved independent trusts, various Gratuity and Pension Funds which are in the nature of defined benefit scheme. To determine the liabilities towards such schemes and towards employee leave encashment by an independent actuarial valuation as per the requirements of Accounting Standard - 15 (revised 2005) on "Employee Benefits". To determine actuarial gains or losses and to recognise such gains or losses immediately in Profit and Loss Account as income or expense.

To charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide Current tax as the amount of tax payable in respect of taxable income for the period.

To provide Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/Losses arising out of fluctuations in the exchange rates are recognised in the Profit and Loss in the period in which they arise except in respect of imported Fixed Assets where exchange variance is adjusted in the carrying amount of the respective Fixed Asset.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts, except in respect of liabilities incurred for acquiring imported Fixed Assets, in which case such differences are adjusted in the carrying amount of the respective Fixed Asset.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts and on maturity or cancellation of options as income/expense for the period, except in case of forward exchange contracts and options relating to liabilities incurred for acquiring imported Fixed Assets, in which case such profit/loss are adjusted in the carrying amount of the respective Fixed Asset.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities at the year end.

Claims

To disclose claims against the Company not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter-segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

Kolkata, K. VAIDYANATH *Director*

25th May, 2007 B. B. CHATTERJEE *Secretary*

REPORT OF THE AUDITORS TO THE MEMBERS

1. We have audited the attached balance sheet of ITC Limited as at 31st March, 2007 and also the profit and loss account and the cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii) in our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

   iii) the balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

   iv) in our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   v) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      a) in the case of the balance sheet, of the state of affairs of the company as at 31st March, 2007;

      b) in the case of the profit and loss, of the profit for the year ended on that date; and

      c) in the case of the cash flow statement, of the cash flows for the year ended on that date.

5. On the basis of the written representations received from the directors, as on 31st March, 2007 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2007 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata,
May 25, 2007

Annexure to the Auditors' Report to the Members of ITC Limited

[Referred to in paragraph (3) thereof]

(i) (a) The company is maintaining proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) In our opinion, the fixed assets have been physically verified by the management at reasonable intervals, having regard to the size of the company and the nature of its assets. No material discrepancies between the book records and the physical inventory are noticed.

(c) During the year, in our opinion, a substantial part of fixed assets has not been disposed off by the company.

(ii) (a) The inventory of the company has been physically verified by the management during the year excepting material lying with third parties (which have substantially been confirmed). In our opinion, the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventory followed by the management were found reasonable and adequate in relation to the size of the company and the nature of its business.

(c) On the basis of our examination of records of inventory, in our opinion, the company has maintained proper records of inventory and the discrepancies noticed on physical verification between the physical stocks and the book records were not material in relation to the operations of the company.

(iii) (a) The company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. As the company has not granted any loans, secured or unsecured, to parties listed in the Register maintained under Section 301 of the Companies Act, 1956, paragraphs (iii)(b), (c) and (d) of the Order, are not applicable.

(b) The company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. As the company has not taken any loans, secured or unsecured, from parties listed in the Register maintained under Section 301 of the Companies Act, 1956, paragraphs (iii)(f) and (g) of the Order, are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there are adequate internal control systems commensurate with the size of the company and the nature of its business for the purchase of inventory, fixed assets and for the sale of goods and services. Further, on the basis of our examinations and according to the information and explanations given to us, we have neither come across nor have we been informed of any instance of major weaknesses in the aforesaid internal control systems.

(v) (a) In our opinion and according to the information and explanations given to us, there are no contracts or arrangements that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956.

(b) In our opinion and according to the information and explanations given to us, as there are no contracts or arrangements that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956, paragraph (v)(b) of the Order is not applicable.

(vi) In our opinion and according to the information and explanations given to us, the company has complied with the provisions of Sections 58A and 58AA and the other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 as applicable, with regard to the deposits accepted from the public. According to the information and explanations given to us, in this regard, no Order under the aforesaid Sections has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal on the company.

(vii) In our opinion, the company has an internal audit system commensurate with the size of the company and the nature of its business.

(viii) To the best of our knowledge, the Central Government has not prescribed the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956, for any of the products of the company excepting paper, for which, in our opinion, prima facie, the prescribed accounts and records have been maintained and are being made up. We are not required to and accordingly, have not made a detailed examination of the records.

(ix) (a) According to the information and explanations given to us and according to the books and records as produced and examined by us, in our opinion, the company is regular in depositing undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth tax, service tax, customs duty, cess and other material statutory dues as applicable with the appropriate authorities.

(b) As at 31st March, 2007, according to the records of the company and the information and explanations given to us, the following are the particulars of dues on account of income-tax, sales-tax, wealth tax, service tax, customs duty, excise duty and cess matters that have not been deposited on account of any dispute :

Name of the statute	Nature of the dues	Amount (Rs. in Crores)	Period to which the amount relates	Forum where pending
			Various years covering the period	
Sales Tax Laws	Sales tax	3.64	1985-2004	Appellate Authority – upto Commissioners' / Revisional authorities level
		12.06	1990-2007	Appellate Authority – Tribunal level
		29.42	1979-2006	High Court
Customs Act, 1962	Customs duty	0.08	2006-2007	Appellate Authority – upto Commissioners' / Revisional Authorities level
		0.69	1998	Appellate Authority – Tribunal level
Central Excise Act, 1944	Excise duty	50.77	1982-2003	Appellate Authority – upto Commissioners' / Revisional Authorities level
		12.99	1973-2006	Appellate Authority – Tribunal level
		0.24	1989-1995	High Court
Finance Act, 1994	Service tax	0.26	2004-2005	Appellate Authority – upto Commissioners' / Revisional Authorities level
		0.09	1999-2003	Appellate Authority- Tribunal level

Out of the total disputed dues aggregating Rs. 110.24 Crores as above, Rs. 60.41 Crores has been stayed for recovery by the relevant authorities.

(x) The company does not have accumulated losses as at 31st March, 2007 and has not incurred cash losses during the financial year ended on that date or in the immediately preceding financial year.

(xi) According to the information and explanations given to us, the company has not defaulted in repayment of dues to any financial institution, bank or to debentureholders during the year.

(xii) According to the information and explanations given to us, the company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The provisions of any special statute as specified under paragraph (xiii) of the Order are not applicable to the company.

(xiv) In our opinion and according to the information and explanations given to us, the company is not a dealer or trader in securities.

(xv) According to the information and explanations given to us, the company has not given any guarantees for loans taken by others from banks or financial institutions.

(xvi) According to the information and explanations given to us, the term loans have been applied for the purpose for which they were obtained.

(xvii) Based on the information and explanations given to us and on an overall examination of the balance sheet of the company, in our opinion, there are no funds raised on a short term basis which have been used for long term investment.

(xviii) The company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xix) As the company has no debentures outstanding at any time during the year, paragraph (xix) of the Order is not applicable to the company.

(xx) The company has not raised any money by public issue during the year.

(xxi) According to the information and explanations given to us, during the year, no material fraud on or by the company has been noticed or reported.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata,
May 25, 2007

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 1985 — State Code 21

Balance Sheet Date 31 03 07 (Day Month Year)

II. Capital raised during the year (Amount in Rs. Thousands)*

Public Issue	Rights Issue
N.A.	N.A.
Bonus Issue	**Private Placement**
N.A.	N.A.

* Issue of shares upon exercise of Options under Employee Stock Option Scheme : Rs. 7044

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
149684000	149684000

Sources of Funds

Paid up Capital	Reserves & Surplus
3762222	1006608557
Secured Loans	**Unsecured Loans**
607838	1401009
Deferred Tax	**Current Liabilities & Provision**
4728517	38575857

Application of Funds

Net Fixed Assets	Investments
56109060	30677745
Current Assets	**Misc. Expenditure**
62897195	N.A.
Accumulated Losses	
N.A.	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover**	Total Expenditure
198415355	159148397

** Includes Other Income

Profit/Loss Before Tax***	Profit/Loss After Tax
+ ✓ 39266958	+ ✓ 26999660

*** Profit before Tax and Exceptional items

(Please tick appropriate box + for profit, – for loss)

Earnings Per Share in Rs.	Dividend Rate %
7.19	310

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

a) Item Code No. (ITC Code) 2402 — Product Description CIGARETTES

b) Item Code No. (ITC Code) 4810 — Product Description PAPER & PAPERBOARD COATED ONE OR BOTH SIDES WITH KAOLIN

c) Item Code No. (ITC Code) #N.A. — Product Description HOTELS

No item code has been assigned to 'Hotels' under the Indian Trade Classification

GUIDE TO SUBSIDIARIES/JOINT VENTURES/ASSOCIATES

SUBSIDIARIES OF ITC LIMITED

RUSSELL CREDIT LIMITED (RUSSELL)

Shareholding

100% held by ITC Limited.

Nature of Business

Investment Company. Its activities are primarily confined to making long term investments in areas of strategic thrust, namely FMCG, Hotels & Tourism, Paper, Paperboards & Packaging and Agri Business.

Subsidiary

Russell has a wholly owned subsidiary, Greenacre Holdings Limited, which is engaged in property infrastructure maintenance.

Russell holds 94.25% of Wimco Limited, which is engaged primarily in the manufacture of matches. Wimco Limited has four 100% subsidiaries, namely Wimco Seedlings Limited, Pavan Poplar Limited, Prag Agro Farm Limited and Wimco Boards Limited, which are engaged in agro-forestry and other related activities to support Wimco's business.

GOLD FLAKE CORPORATION LIMITED & WILLS CORPORATION LIMITED

Shareholding

100% held by ITC Limited.

Nature of Business

General trading.

Joint Venture

ITC Filtrona Limited is a 50% joint venture of Gold Flake Corporation Limited with Cigarette Components Limited, U.K.

Nature of Business

Manufacture and sale of cigarette filter rods.

LANDBASE INDIA LIMITED

Shareholding

100% held by ITC Limited.

Nature of Business

Real estate development and management of golf resorts.

The Company owns the Classic Golf Resort, a 27-hole international signature golf course, designed by Jack Nicklaus.

BFIL FINANCE LIMITED (BFIL)

Shareholding

100% held by ITC Limited.

The Company became a subsidiary consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with ITC Limited.

Nature of Business

It was originally promoted as a financial services company. It is currently engaged only in recovery of its dues.

Subsidiary

BFIL owns 100% of the shareholding of MRR Trading & Investment Company Limited, which owns the tenancy rights to a prime office space in Mumbai.

ITC INFOTECH INDIA LIMITED (I3L)

Shareholding

100% held by ITC Limited.

Nature of Business

Information technology services and solutions.

Subsidiaries of I3L

I3L owns 100% of the shareholding of :

ITC Infotech Limited,

ITC Infotech (USA), Inc.

These subsidiaries provide on-site information technology services and extend business development services to I3L.

SURYA NEPAL PRIVATE LIMITED

Shareholding

59% held by ITC Limited.

Nature of Business

Manufacture and sale of cigarettes and garments.

SRINIVASA RESORTS LIMITED

Shareholding

68% held by ITC Limited.

Nature of Business

The Company owns the "ITC Hotel Kakatiya Sheraton & Towers" at Hyderabad, which is operated by ITC Limited.

FORTUNE PARK HOTELS LIMITED

Shareholding

100% held by ITC Limited.

Nature of Business

The Company is in the business of operating hotels in the mid price segment. It currently operates 18 properties namely Fortune Hotel Landmark at Ahmedabad, Fortune Hotel Calicut at Calicut, Fortune Select Palms at Chennai, Fortune Resort Central at Darjeeling, Fortune Select Global at Gurgaon, Fortune Landmark Indore at Indore, Fortune Bella Casa Jaipur at Jaipur, Fortune Inn Rivera at Jammu, Fortune Hotel Centre Point at Jamshedpur, Fortune Klassik Hotel at Ludhiana, Fortune Pandiyan Hotel at Madurai, Fortune Hotel Sullivan Court at Ooty, Fortune Resort Bay Island at Port Blair, Fortune Kences Hotel at Tirupati, Fortune Hotel The South Park at Trivandrum, Fortune Hotel Galaxy at Vapi, Fortune Murali Park at Vijaywada and Fortune Resort Chariot Beach Mahabalipuram at Tamil Nadu.

During the year under review, fifteen alliances were signed up for hotel properties at Jaipur, Jammu, Mahabalipuram, Thane, Bangalore, Navi Mumbai, Gurgaon, Pune, Visakhapatnam, Kohlapur, Hyderabad and two hotels each at Chennai and Shirdi. Total alliances in the Fortune Park Portfolio number thirty three.

BAY ISLANDS HOTELS LIMITED

Shareholding

100% held by ITC Limited.

Nature of Business

The Company owns the hotel "Fortune Resort Bay Island" at Port Blair which is licenced to ITC Limited and is operated by Fortune Park Hotels Limited under an Operating & Marketing Services Agreement.

KING MAKER MARKETING INC.

King Maker Marketing Inc. (KMM) was a joint venture where ITC Limited had an ownership interest of 50%. Effective 25th October, 2006 ITC Limited increased its shareholding to 50.98%. Since 9th May, 2007, KMM has become a wholly-owned subsidiary.

Nature of Business

Trading in cigarettes and 'roll-your-own' smoking mixtures in USA.

JOINT VENTURES OF ITC LIMITED

CLI3L e-SERVICES LIMITED

CLI3L e-Services Limited was a joint venture of ITC Infotech India Ltd. (I3L) with Sitel Operating Corporation (formerly known as ClientLogic Operating Corporation). The ownership interest of 50% minus one share held by I3L was transferred in March, 2007 to ITC Limited in accordance with Article 16 of the Articles of Association of CLI3L e-Services Limited.

Nature of Business

India based call / contact centre services.

MAHARAJA HERITAGE RESORTS LIMITED

Maharaja Heritage Resorts Limited, where ITC Limited has an ownership interest of 50% is a joint venture with Marudhar Hotels Private Limited.

Nature of Business

The joint venture company currently operates 47 properties with 4 properties under development, spread accross 17 States under the "WelcomHeritage" brand. The properties are located at Rajasthan, Himachal Pradesh, Madhya Pradesh, Uttar Pradesh, Uttarakhand, Jammu & Kashmir, West Bengal, Punjab, Assam, Meghalaya, Sikkim, Tamil Nadu, Kerala, Karnataka, Haryana, Maharashtra and Arunachal Pradesh.

MAJOR ASSOCIATES OF THE GROUP

GUJARAT HOTELS LIMITED

ITC Limited holds 45.78% in Gujarat Hotels Limited.

Nature of Business

The Company owns the "WelcomHotel Vadodara" at Vadodara which is operated by ITC Limited under an Operating Licence Agreement.

INTERNATIONAL TRAVEL HOUSE LIMITED

3.60% is held by ITC Limited and 45.36% is held by Russell Credit Limited, a wholly owned subsidiary of ITC Limited.

Nature of Business

Air ticketing, car rentals, inbound tourism, overseas and domestic holiday packages, conferences, events and exhibition management.

Note : The full list of the Group's Associates appears on page 147.

Principles of Consolidation

The Group's interests in its subsidiaries, associates and joint ventures are reflected in the Consolidated Financial Statements (CFS) in accordance with the relevant Accounting Standards (AS) issued by the Institute of Chartered Accountants of India.

Subsidiaries (AS 21)

Line by line consolidation of Profit & Loss Account and Balance Sheet is done by aggregating like items of assets, liabilities, income and expenses.

The excess / deficit of the cost to ITC Limited of its investments in its subsidiaries over its share of net worth (residual interest in the assets of the subsidiaries after deducting all its liabilities) of the subsidiaries at the date of investment in the subsidiaries are treated as goodwill / capital reserve in the CFS. The goodwill is disclosed as an asset and capital reserve as a reserve in the consolidated balance sheet.

Minority interest in the net income (profit after tax) for the reporting period is identified and adjusted against the group income to arrive at the net income of the Group; likewise the minority interest in the net assets of the consolidated subsidiaries is identified and presented separately on the liabilities side in the consolidated balance sheet.

Inter-Company transactions within the group (both Profit & Loss and Balance Sheet items) are eliminated for arriving at the group CFS.

CFS is prepared applying uniform accounting policies of ITC Limited to the group companies.

Associates (AS 23)

On acquisition of an associate, the goodwill / capital reserve arising from such acquisition is included in the carrying amount of the investment and also disclosed separately.

Only share of net profits / losses of associates is considered in consolidated profit and loss statement.

The carrying amount of the investment in associates is adjusted by the share of net profits / losses in the consolidated balance sheet.

Joint Ventures (AS 27)

In CFS, the interest in joint ventures is reported using proportionate consolidation method.

A separate line item is added in CFS for proportionate share of assets, liabilities, income and expenses.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 2007

	Schedule	31st March, 2007 (Rs. in Crores)		31st March, 2006 (Rs. in Crores)	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	376.22		375.52	
b) Reserves and Surplus	2	10270.36	10646.58	8845.94	9221.46
2. Minority Interests			107.58		81.75
3. Loan Funds					
a) Secured Loans	3	60.80		52.86	
b) Unsecured Loans	4	140.10	200.90	93.82	146.68
4. Deferred Tax - Net	5		471.27		325.50
Total			11426.33		9775.39
II. APPLICATION OF FUNDS					
1. Fixed Assets	6				
a) Gross Block		7795.17		6862.59	
b) Less : Depreciation		2686.55		2339.28	
c) Net Block		5108.62		4523.31	
d) Capital Work-in-Progress		876.09		246.61	
		5984.71		4769.92	
e) Less : Provision for assets given on lease		8.71	5976.00	8.71	4761.21
2. Investments	7		2505.89		2998.10
3. Current Assets, Loans and Advances					
a) Inventories	8	3934.67		3115.43	
b) Sundry Debtors	9	733.04		635.19	
c) Cash and Bank Balances	10	1086.50		977.77	
d) Other Current Assets	11	193.82		156.85	
e) Loans and Advances	12	986.52		770.27	
		6934.55		5655.51	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	2548.65		2282.06	
b) Provisions	14	1441.99		1358.00	
		3990.64		3640.06	
Net Current Assets			2943.91		2015.45
5. Miscellaneous Expenditure (To the extent not written off or adjusted) [See Schedule 19 (ix)]			0.53		0.63
Total			11426.33		9775.39
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached

On behalf of the Board

For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 25th May, 2007

Y. C. DEVESHWAR — *Chairman*

K. VAIDYANATH — *Director*

B. B. CHATTERJEE — *Secretary*

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 2007

	Schedule	For the year ended 31st March, 2007 (Rs. in Crores)	For the year ended 31st March, 2006 (Rs. in Crores)
IA. GROSS INCOME		20569.53	17222.25
IB. NET INCOME			
Gross Sales [Includes share of Joint Ventures Rs. 101.22 Crores (2006 : Rs. 129.94 Crores)]		20208.77	16901.82
Less : Excise Duties and Taxes on Sales of Products and Services [Includes share of Joint Ventures Rs. 20.00 Crores (2006 : Rs. 24.08 Crores)]		7335.04	6584.26
Net Sales		12873.73	10317.56
Other Income	15	360.76	320.43
		13234.49	10637.99
II. OTHER EXPENDITURE			
Raw Materials etc.	16	5276.53	4018.97
Manufacturing, Selling etc. Expenses	17	3515.12	2882.35
Depreciation [Includes share of Joint Ventures Rs. 4.96 Crores (2006 : Rs. 5.48 Crores)]		393.78	359.49
		9185.43	7260.81
III. PROFIT			
Profit before Taxation and Exceptional items		4049.06	3377.18
Provision for Taxation	18	1274.72	1023.88
Profit after Taxation before Exceptional items		2774.34	2353.30
Exceptional items (net of tax)	19(ii)	—	(45.02)
Profit after Taxation before Share of Results of Associates and Minority Interests		2774.34	2308.28
Share of Net Profit / (Loss) of Associates		6.63	5.60
Profit after Taxation before Minority Interests		2780.97	2313.88
Minority Interests		25.71	18.50
Net Profit		2755.26	2295.38
Preacquisition Profit / (Loss)		1.14	(65.34)
Transfer to Capital Reserve on consolidation		(0.01)	—
Minority Interest of Preacquisition (Profit) / Loss		(1.13)	0.91
Profit brought forward (net of Rs. 0.04 Crore for opening Employee Benefit liability)		446.45	519.70
Available for appropriation		3201.71	2750.65
IV. APPROPRIATIONS			
General Reserve		1267.48	1160.48
Special Reserve under Section 45-IC of RBI Act, 1934		5.88	5.42
Proposed Dividend		1166.29	995.12
Income Tax on Proposed Dividend		201.74	143.14
Share of Revenue Reserves of Joint Ventures carried forward		17.30	22.21
Profit carried forward		543.02	424.28
		3201.71	2750.65
Earnings Per Share (Face Value Re. 1.00 each)	19(vi)		
On Net Profit before Exceptional items			
Basic		Rs. 7.33	Rs. 6.24
Diluted		Rs. 7.31	Rs. 6.21
On Net Profit			
Basic		Rs. 7.33	Rs. 6.12
Diluted		Rs. 7.31	Rs. 6.09
Notes to the Accounts	19		
Segment Reporting	20		
Related Party Disclosures	21		
Significant Accounting Policies	22		

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet

For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 25th May, 2Q07

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

K. VAIDYANATH *Director*

B. B. CHATTERJEE *Secretary*

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2007

(Figures for the previous year have been rearranged to conform with the revised presentation)

		For the year ended 31st March, 2007 (Rs. in Crores)		For the year ended 31st March, 2006 (Rs. in Crores)
A. NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		4049.06		3377.18
ADJUSTMENTS FOR :				
Depreciation	393.78		359.49	
Interest etc. - Net [Excluding Rs.12.28 Crores (2006 - Rs. 10.70 Crores) (net) (credit) in respect of financial enterprises consolidated]	(20.35)		1.48	
Income from Long Term Investments	(3.06)		(3.01)	
Income from Current Investments [Excluding Rs. 14.71 Crores (2006 - Rs. 11.86 Crores) in respect of financial enterprises consolidated]	(186.14)		(157.40)	
Fixed Assets - Loss on Sale/Write off - Net	19.70		18.83	
(Profit) / Loss on Sale of Current Investments - Net	(6.90)		(3.46)	
Excess of Cost over Fair Value of Investments	20.60		12.76	
Unrealised (Gain) / Loss on Exchange (Net)	(3.54)		1.55	
(Write Back) / Provision for Fixed Assets given on lease	—		(1.46)	
Amortisation of Miscellaneous Expenditure	0.10		0.11	
Liability no longer required written back	(27.46)	186.73	(10.64)	218.25
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		4235.79		3595.43
ADJUSTMENTS FOR :				
Trade and Other Receivables	(236.52)		(100.10)	
Inventories	(819.24)		(572.35)	
Trade Payables	379.18	(676.58)	278.58	(393.87)
CASH GENERATED FROM OPERATIONS		3559.21		3201.56
Income Tax Paid including Fringe Benefit Tax (net of refunds)		(1311.60)		(1037.08)
Cash Flow before Exceptional Items		2247.61		2164.48
Exceptional items paid [See Schedule 19(ii)]		—		(67.87)
NET CASH FROM OPERATING ACTIVITIES		2247.61		2096.61
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets	(1785.11)		(727.99)	
Sale of Fixed Assets	3.91		5.96	
Purchase of Business (See Note 1 Below)	(38.83)		(38.83)	
Purchase of Current Investments	(28821.37)		(33193.21)	
Sale/Redemption of Current Investments	29446.21		33649.41	
Share of Profit of Associates in Long Term Investment	5.39		4.54	
Purchase of Long Term Investments	(1.60)		—	
Sale of Long Term Investments	0.01		—	
Income from Current Investments Received	40.65		21.22	
Income from Long Term Investments Received	3.06		3.08	
Dividend Received from Associates	1.24		1.04	
Interest Received	25.12		10.39	
Refund of Deposits towards Property Options	47.50		46.50	
Loans Given - Net	(7.95)		(3.48)	
Purchase of Minority Interest in a Subsidiary	(2.38)		—	
Purchase of Interest in a Subsidiary	—		(61.40)	
NET CASH USED IN INVESTING ACTIVITIES		(1084.15)		(282.77)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issue of Share Capital	42.39		65.95	
Proceeds from Long Term Borrowings	30.57		21.01	
Net increase / (decrease) in Cash/Export Credit Facilities and other Short Term Loans	23.65		(148.65)	
Interest etc. Paid	(9.73)		(16.95)	
Dividends Paid	(996.97)		(773.80)	
Income Tax on Dividend Paid	(144.81)		(111.33)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		(1054.90)		(963.77)
NET INCREASE IN CASH AND CASH EQUIVALENTS		108.56		850.07
OPENING CASH AND CASH EQUIVALENTS		977.77		120.06
CASH AND CASH EQUIVALENTS ON CONVERSION OF JOINT VENTURE TO SUBSIDIARY [See Note 2 below]		0.17		—
CASH AND CASH EQUIVALENTS ON ACQUISITION OF SUBSIDIARY [See Note 3 Below]		—		7.64
CLOSING CASH AND CASH EQUIVALENTS		1086.50		977.77
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances		1086.50		977.77

Notes :

	2007	2006
1. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business in 2004, payable to M/s BILT Industrial Packaging Company Limited.	232.99	232.99
Cash paid [including Rs. 38.83 Crores (2006 - Rs. 38.83 Crores) during the year as per scheme of repayment]	155.32	116.49
Balance Payable	77.67	116.50

2. Cash & Cash Equivalents include Rs. 0.17 Crore of King Maker Marketing Inc. acquired consequent to it becoming a subsidiary of ITC Limited during the year and is included in the closing Cash and Cash Equivalents.
3. Cash & Cash Equivalents include Rs. 7.64 Crores of Wimco Limited, acquired consequent to it becoming a subsidiary of ITC Limited in 2005-06 is included in the closing Cash and Cash Equivalents.

Per our Report attached to the Balance Sheet

For A. F. FERGUSON & CO.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Kolkata, 25th May, 2007

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
1. CAPITAL		
Authorised		
5,00,00,00,000 Ordinary Shares of Re. 1.00 each (2006 - 5,00,00,00,000 Ordinary Shares of Re. 1.00 each)	500.00	500.00
Issued and Subscribed		
3,76,22,22,780 Ordinary Shares of Re. 1.00 each, fully paid (2006 - 3,75,51,78,860 Ordinary Shares of Re. 1.00 each, fully paid)	376.22	375.52

A) Of the above, following were allotted :

a) as fully paid up Bonus Shares —

3,79,00,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

4,54,80,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

33,16,81,100 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

39,80,17,320 in 1991-92 by Capitalisation of General Reserve;

1,21,31,81,770 in 1994-95 by Capitalisation of General Reserve;

1,25,17,12,290 in 2005-06 by Capitalisation of General Reserve.

b) as fully paid up Shares —

10,59,50,750 in 1991-92 consequent to the amalgamation of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited;

2,09,69,820 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited;

1,21,27,470 in 2005-06 consequent to the amalgamation of erstwhile ITC Hotels Limited & Ansal Hotels Limited to the Shareholders of erstwhile ITC Hotels Limited & Ansal Hotels Limited.

B) Under ITC Employee Stock Option Scheme the Company has granted (net of options lapsed*) :

a) 2,83,522 (2006 - 2,98,906) Options in 2001-02, of which 2,83,522 vested Options have been exercised.

b) 5,63,891 (2006 - 5,63,891) Options in 2002-03, of which 5,54,180 vested Options have been exercised.

c) 10,91,728 (2006 - 10,91,728) Options in 2003-04 (including 1,83,501 Bonus Options allocated on unvested Options), of which 9,15,795 vested Options have been exercised.

d) 10,90,259 (2006 - 10,95,161) Options in 2004-05 (including 2,85,987 Bonus Options allocated on unvested Options), of which 4,35,135 vested Options have been exercised.

e) 13,99,818 (2006 - 14,13,584) Options in 2005-06 (including 4,75,638 Bonus Options allocated on unvested Options), of which 1,37,784 vested Options have been exercised.

f) 57,59,125 Options in 2006-07, of which no Option has been exercised.

Note :

Each Option entitles the holder thereof to apply for and be allotted ten Ordinary Shares of the face value of Re. 1.00 each.

* Includes Options which were not exercised during the relevant Exercise Period.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

2. RESERVES AND SURPLUS		As at 31st March, 2007 (Rs. in Crores)		As at 31st March, 2006 (Rs. in Crores)
Capital Reserve on consolidation				
At commencement of the year	128.18		74.31	
Add/(less) : On increase in Group's Interest	(2.31)	125.87	53.87	128.18
General Reserve				
At commencement of the year	7328.49		6293.18	
Less : Adjustment consequent to recomputation as of 01.04.2006 of liability for defined benefit plans in accordance with the provisions of AS-15 (Revised) : Employee Benefits (Net of deferred tax)	(3.13)		—	
Add : From Profit and Loss Account	1267.48		1160.48	
	8592.84		7453.66	
Less : On allotment of Bonus Shares	—	8592.84	125.17	7328.49
Share Premium				
At commencement of the year	418.44		353.41	
Add : On issue of Share Capital	41.69	460.13	65.03	418.44
Capital Reserve				
At commencement of the year	5.91		5.58	
Add : On Acquisition	(0.12)	5.79	0.33	5.91
Capital Redemption Reserve		0.22		0.22
Special Reserve under Section 45-IC of the RBI Act, 1934				
At commencement of the year	20.33		14.91	
Add : From Profit and Loss Account	5.88	26.21	5.42	20.33
Subsidy Reserve				
At commencement of the year	0.23		0.09	
Add : On Acquisition	—	0.23	0.14	0.23
Revaluation Reserve				
At commencement of the year	135.24		65.17	
Less : To Profit and Loss Account				
– Depreciation	1.57		0.80	
– Disposal of Fixed Assets	(0.56)		0.01	
Add : On Acquisition	0.51	134.74	70.88	135.24
Contingency Reserve		363.05		363.05
Foreign Currency Translation Reserve		0.96		(0.64)
Profit and Loss Account		543.02		424.28
Total		10253.06		8823.73
Share of Joint Ventures - Schedule 19 (i) (b)				
Revenue Reserves		17.30		22.21
Grand Total		10270.36		8845.94

	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
3. SECURED LOANS		
Loans and Advances from Banks		
Cash/Export Credit Facilities *	60.78	52.83
Total	60.78	52.83
Share of Joint Ventures - Schedule 19 (i) (b)	0.02	0.03
Grand Total	60.80	52.86

* Secured by charge over certain current assets of the Company, both present and future.

4. UNSECURED LOANS		
Short Term Loans		
From Banks - Temporary overdraft in cash credit account	15.84	0.13
Other Loans		
From Banks (Due within one year Rs. 1.42 Crores, 2006 - Rs. 0.06 Crore)	30.45	7.76
From other than Banks - Sales tax deferment loan (interest free) (Due within one year Rs. 0.28 Crore, 2006 - Rs. 0.23 Crore)	93.81	85.93
Grand Total	140.10	93.82

5. DEFERRED TAX - NET		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	622.38	560.13
On fiscal relief realised on pre-deposit of excise duty	115.93	—
	738.31	560.13
Deferred Tax Assets		
On employees' separation and retirement	12.22	7.80
On provision for doubtful debts / advances	6.00	6.98
On State and Central taxes etc.	239.36	191.82
On unabsorbed tax losses and depreciation *	9.83	9.47
Other timing differences	0.11	18.05
	267.52	234.12
Deferred Tax - Net	470.79	326.01
Share of Joint Ventures - Schedule 19 (i) (b)	0.48	(0.51)
Grand Total	471.27	325.50

* Set up based on future profit projections/plans and, where applicable, past financial performance of individual subsidiaries.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

6. FIXED ASSETS

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at the end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2007 (Rs. in Crores)	Net Book Value as at 31st March, 2007 (Rs. in Crores)
Goodwill on Consolidation	32.68	—	—	32.68	—	—	0.76	31.92
Trademarks & Goodwill	10.82	0.07	—	10.89	0.60	—	2.99	7.90
Know-how, Business and Commercial Rights	52.31	8.05	—	60.36	6.91	—	17.70	42.66
Land Freehold *	492.35	106.14	(1.26)	599.75	—	1.18	1.68	598.07
Buildings Freehold *	1279.04	133.86	4.18	1408.72	27.05	1.57	283.37	1125.35
Leasehold Properties	107.52	0.27	1.87	105.92	1.01	—	14.73	91.19
Licensed Properties - Building Improvement	15.88	8.28	—	24.16	1.89	—	6.15	18.01
Railway Sidings etc.	1.17	—	—	1.17	0.05	—	0.68	0.49
Plant & Machinery **	4127.57	598.07	39.50	4686.14	263.84	25.11	1952.95	2733.19
Capitalised Software	62.20	29.44	0.03	91.61	13.01	0.03	41.55	50.06
Computers, Servers and Other I.T. Equipments	280.89	66.31	11.42	335.78	40.11	10.41	165.21	170.57
Furniture & Fixtures	319.63	34.71	9.21	345.13	31.28	6.99	163.77	181.36
Motor Vehicles etc.	47.95	14.70	5.60	57.05	4.64	2.87	14.18	42.87
	6830.01	999.90	70.55	7759.36	390.39	48.16	2665.72	5093.64
Capital Work-in-Progress	246.44	1444.66	815.07	876.03	—	—	—	876.03
Total (a)	7076.45	2444.56	885.62	8635.39	390.39	48.16	2665.72	5969.67
Share of Joint Ventures - Schedule 19 (i) (b)								
Fixed Assets	32.91	2.96	0.06	35.81	4.96	0.07	20.83	14.98
Capital Work-in-Progress	0.17	2.41	2.52	0.06	—	—	—	0.06
Total (b)	33.08	5.37	2.58	35.87	4.96	0.07	20.83	15.04
Total (a) + (b)	7109.53	2449.93	888.20	8671.26	395.35	48.23	2686.55	5984.71
Provision for assets given on lease								8.71
Grand Total								5976.00
Previous Year	6556.62	1139.62	587.04	7109.20	361.00	78.81	2339.28	4769.92
Provision for assets given on lease								8.71
Grand Total								4761.21

The opening Gross Block and Accumulated Depreciation includes Rs. 0.33 Crore and Rs. 0.15 Crore respectively on account of conversion of King Maker Marketing Inc. from a Joint Venture to a Subsidiary. The preacquisition depreciation is Rs. 0.31 Crore.

@ Original Cost/Professional Valuation as at 30th June, 1986 in respect of assets of ITC Limited and as at 31st March, 1999 in respect of Bay Islands Hotels Limited.

Land Freehold includes the provisional purchase price of Rs. 14.81 Crores in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by the Government of India under the Bihar Land Reform Act, 1950 for which compensation has not yet been determined.

The Suit filed by a third party in September, 1980 for cancellation of lease in respect of Bangalore land appurtenant to ITC Hotel Windsor Sheraton & Towers is still sub judice. In the opinion of the Management, based on legal advice, ITC Limited's title is tenable.

Buildings Freehold include Rs. 162.98 Crores aggregate cost of building (2006 - Rs. 148.48 Crores) on leasehold land situated at various locations.

Trademarks & Goodwill include Trademarks acquired Rs. 5.99 Crores (2006 - Rs. 5.92 Crores) which are being amortised over 10 years. Out of the total amount of "Know-how, Business and Commercial Rights" aggregating Rs. 60.36 Crores (2006 - Rs. 52.31 Crores) :-

- Rs. 47.34 Crores (2006 - Rs. 47.34 Crores) acquired in earlier years are being amortised over 10 years.
- Rs. 4.97 Crores (2006 - Rs. 4.97 Crores) acquired in earlier years are being amortised over 4 years.
- Rs. 8.05 Crores (2006 - Rs. Nil) acquired during the year are being amortised over 5 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments, including share of Joint Ventures Rs. 0.04 Crore (2006 - Rs. 0.33 Crore), are Rs. 814.88 Crores (2006 - Rs. 447.26 Crores).

Additions for the year include net decrease of Rs. 7.02 Crores (2006 - net increase of Rs. 9.10 Crores) due to fluctuations in exchange rates.

Depreciation for the year includes Rs. 1.57 Crores (2006 - Rs. 0.80 Crore) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

** Plant and Machinery includes Rs. 29.71 Crores (2006 - Rs. 31.92 Crores) being assets given on lease and these are depreciated over the primary period of the lease. In respect of assets aggregating Rs. 26.25 Crores (2006 - Rs. 26.25 Crores), the primary lease period has expired and balances reflected on this account have been fully realised or provided for.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

		As at 31st March, 2007 (Rs. in Crores)				As at 31st March, 2006 (Rs. in Crores)		
		Quoted		Not Quoted		Quoted		Not Quoted
7. INVESTMENTS								
Long Term								
A. TRADE INVESTMENTS								
In Associates								
International Travel House Limited								
39,14,233 Equity Shares of Rs. 10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs. 11.89 Crores)	21.87				21.87			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007	17.79	39.66			14.00	35.87		
Gujarat Hotels Limited								
17,33,907 Equity Shares of Rs. 10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs. 1.16 Crores)	1.94				1.94			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007	3.61	5.55			3.09	5.03		
Asia Tobacco Company Limited								
55,650 Equity Shares of Rs. 100.00 each, fully paid								
Cost of acquisition (including capital reserve of Rs. 0.16 Crore)			0.83				0.83	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007			0.51	1.34			0.46	1.29
1,39,125 Equity Shares of Rs. 100.00 each, partly paid								
Cost of acquisition (including goodwill of Rs. 0.30 Crore)			1.04				1.04	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007			0.20	1.24			0.17	1.21
In Other Companies								
Hill Properties Limited								
3 class 'A' Equity Shares of Rs. 1,20,000.00 each, Rs. 1,18,000.00 per share paid				0.04				0.04
Modern Flats Private Limited								
4,300 Equity Shares of Rs. 10.00 each, fully paid (cost Rs. 43,000)				...				...
Punjab Anand Batteries Limited (in liquidation)								
11,86,157 Equity Shares of Rs. 10.00 each, fully paid - under Board for Industrial and Financial Reconstruction's Order of 20.4.1989 *				1.19				1.19
Andhra Pradesh Gas Power Corporation Limited								
8,04,000 Equity Shares of Rs. 10.00 each, fully paid				2.32				2.32
Cuffe Parade Sealord Co-operative Housing Society Limited								
10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)				...				...
Tulsiani Chambers Premises Co-operative Society Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
Atur Park Co-operative Housing Society Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				—
Bihar Hotels Limited								
40,000 Equity Shares of Rs. 10.00 each, fully paid				0.04				0.04
Maker Towers Co-operative Housing Society Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
VST Industries Limited								
22,02,417 Equity Shares of Rs. 10.00 each, fully paid		36.58				36.58		
Carried over		81.79		6.17		77.48		6.09

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

7. **INVESTMENTS** *(Contd.)*	As at 31st March, 2007 (Rs. in Crores) Quoted		As at 31st March, 2007 (Rs. in Crores) Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted		As at 31st March, 2006 (Rs. in Crores) Not Quoted
Brought forward	81.79		6.17	77.48		6.09
B. SUBSIDIARY COMPANIES (UNDER JUDICIAL MANAGEMENT)						
ITC Global Holdings Pte. Limited 89,99,645 Ordinary Shares of US $ 1.00 each, fully paid *			25.58			25.58
C. DEPOSIT WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES						
Government Securities			0.01			0.01
D. OTHER INVESTMENTS						
In Associates						
Russell Investments Limited 42,75,435 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.30 Crore)		4.27			4.27	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007		2.50	6.77		1.72	5.99
Peninsular Investments Limited 40,64,875 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.25 Crore)		4.07			4.07	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007		(0.07)	4.00		(0.11)	3.96
Minota Aquatech Limited 14,80,000 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.97 Crore)		0.15			0.15	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007		(0.15)	—		(0.15)	—
Newdeal Finance and Investment Limited 28,81,200 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.16 Crore)		2.88			2.88	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007		0.43	3.31		0.23	3.11
Megatop Financial Services and Leasing Limited 31,16,400 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 0.20 Crore)		3.12			3.12	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007		0.56	3.68		0.46	3.58
Classic Infrastructure and Development Limited 54,00,000 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 7.78 Crores)		10.40			10.40	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007		(1.11)	9.29		(1.02)	9.38
In Other Companies						
Lotus Court Private Limited 2 Class 'G' Shares of Rs. 48,000.00 each, fully paid			2.34			2.34
Adyar Property Holding Co. Limited 311 Equity Shares of Rs. 100.00 each, partly paid			43.86			43.86
Agrotech Foods Limited 40,85,800 Equity Shares of Rs. 10.00 each , fully paid	53.73			53.73		
Coffee Futures Exchange India Limited 1 Equity Share of Rs. 10,000.00 each, fully paid (cost Rs. 10,000.00)			...			...
APIDC - Venture Capital Fund (1990) Nil [2006 - 1,000 Units of Rs. 1,000.00 each, fully paid (net of capital returned)] (Redeemed during the year)			—			0.01
Woodlands Hospital & Medical Research Centre Limited (formerly the East India Clinic Limited)						
1/2% Registered Debentures, fully paid (cost Rs. 15,200.00)			...			...
5% Registered Debentures, fully paid			0.01			0.01
Carried over	135.52		105.02	131.21		103.92

7. INVESTMENTS *(Contd.)*	As at 31st March, 2007 (Rs. in Crores)		As at 31st March, 2006 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
Brought forward	135.52	105.02	131.21	103.92
The Bengal Chamber of Commerce & Industry Nil [2006 - 6 1/2% Registered Debentures, fully paid. (Cost Rs. 2,000.00) (Redeemed during the year)]		—		...
Bilaspur Cane Development Corporation Limited 100 Equity Shares of Rs. 10.00 each, fully paid up (cost Rs. 1,000.00) (Acquired during the year)		...		—
Tourism Finance Corporation of India Limited 25,000 Equity Shares of Rs. 10.00 each, fully paid	0.05		0.05	
Mirage Advertising and Marketing Limited 12,488 Equity Shares of Rs. 10.00 each fully paid up*		0.01		0.01
Gilt Facilities India Private Limited 545 Redeemable Preference Shares (0.5%) of Rs. 1,00,000.00 each, fully paid*		5.45		5.45
Government Securities 5% Bikash Rinpatra, 2071		5.27		5.27
6.5% Bikash Rinpatra, 2075 (acquired during the year)		1.60		—
Total Long Term Investments	135.57	117.35	131.26	114.65
Current				
OTHER INVESTMENTS				
Unit Trust of India 6.75% US-64 Tax Free Bonds 1,23,44,658 Bonds of Rs. 100.00 each, fully paid		120.00		122.63
6.60 % US-64 Tax Free Bonds 17,19,000 Bonds of Rs. 100.00 each, fully paid		16.03		17.16
National Bank for Agricultural and Rural Development 50,000 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid		49.13		49.78
80,000 (2006 - 75,000 Units) 5% Tax Free Bonds of Rs. 10,000.00 each, fully paid (5,000 Bonds acquired during the year)		78.29		74.78
National Housing Bank 2,500 5.25% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		24.38		24.86
Indian Railway Finance Corporation Limited 250 5.20% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		24.58		24.93
500 4.77 % Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		48.39		49.22
Nuclear Power Corporation Limited 220 4.75% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		21.27		21.61
Power Finance Corporation Limited 2,000 10.40% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		23.10		23.10
ICICI Bank Limited 350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000.00 each, fully paid		107.14		120.00
ABN AMRO FTP Series 2 - Thirteen Month Plan - Dividend 5,26,837 (2006 - 5,00,000) Units of Rs. 10.00 each (26,837 Units purchased and Nil Units sold during the year)		0.53		0.50
ABN AMRO FTP Series 4 - Quarterly Plan - C - Monthly Dividend 20,00,000 (2006 - Nil) Units of Rs. 10.00 each (20,00,000 Units purchased and Nil Units sold during the year)		2.00		—
ABN AMRO FTP Series 4 - Quarterly Plan - C - Dividend on Maturity 2,52,53,942 (2006 - Nil) Units of Rs. 10.00 each (2,52,53,942 Units purchased and Nil Units sold during the year)		25.26		—
Carried over		540.10		528.57

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

7. INVESTMENTS *(Contd.)*

	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted
Brought forward		**540.10**		528.57
ABN AMRO FTP Series 4 - Quarterly Plan - E - Dividend on Maturity 2,51,01,734 (2006 - Nil) Units of Rs. 10.00 each (2,51,01,734 Units purchased and Nil Units sold during the year)		**25.10**		—
ABN AMRO FTP Series Yearly Plan Dividend 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Birla FTP - Series H - Growth 1,50,00,000 Units of Rs. 10.00 each		**15.00**		15.00
Birla FTP - Quarterly - Series 2 - Dividend Payout Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		**—**		25.00
Birla FTP - Quarterly - Series 5 - Dividend Payout 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Birla FTP Quarterly - Series 5 20,00,000 (2006 - Nil) Units of Rs. 10.00 each (20,00,000 Units purchased and Nil Units sold during the year)		**2.00**		—
Birla FTP Quarterly - Series 7 20,00,000 (2006 - Nil) Units of Rs. 10.00 each (20,00,000 Units purchased and Nil Units sold during the year)		**2.00**		—
Birla FTP - Quarterly - Series 7 - Dividend Payout 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Birla FTP - Quarterly - Series 9 - Dividend Payout 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Birla FTP Quarterly - Series 10 5,00,000 (2006 - Nil) Units of Rs. 10.00 each (5,00,000 Units purchased and Nil Units sold during the year)		**0.50**		—
Birla FTP - Quarterly - Series 10 - Dividend Payout 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		**25.00**		—
Birla Cash Plus Institutional Premium Plan - Daily Dividend - Reinvestment 7,28,72,688 (2006 - 16,32,76,135) Units of Rs. 10.00 each (1,52,82,77,941 Units purchased and 1,61,86,81,388 Units sold during the year)		**73.01**		163.59
Birla Cash Plus - Institutional Premium - Growth 91,80,966 Units of Rs. 10.00 each		**10.00**		10.00
Birla FMP - Series 2 - Quarterly - Dividend Payout Nil (2006 - 2,99,52,076) Units of Rs. 10.00 each (Nil Units purchased and 2,99,52,076 Units sold during the year)		**—**		30.00
CANFLOATING Rate Short Term - Weekly Dividend Nil (2006 - 4,09,91,305) Units of Rs. 10.00 each (18,04,35,403 Units purchased and 22,14,26,708 Units sold during the year)		**—**		42.09
Canfloater Short Term - Weekly Dividend Nil (2006 - 47,00,005) Units of Rs. 10.00 each (1,70,15,977 Units purchased and 2,17,15,982 Units sold during the year)		**—**		4.79
CANLIQUID Fund - Institutional - Growth 2,39,78,529 Units of Rs. 10.00 each		**30.00**		30.00
Carried over		**822.71**		849.04

7. INVESTMENTS *(Contd.)*

	As at 31st March, 2007 (Rs. in Crores)		As at 31st March, 2006 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
Brought forward		822.71		849.04
CANLIQUID Fund - Institutional Daily Dividend Reinvestment Nil (2006 - 8,15,39,043) Units of Rs. 10.00 each (47,84,88,942 Units purchased and 56,00,27,985 Units sold during the year)		—		81.87
Chola Liquid Institutional Plus - Cumulative Option 1,43,11,999 Units of Rs. 10.00 each		20.00		20.00
Chola Liquid Institutional - Dividend Reinvestment Plan Nil (2006 - 7,19,07,190) Units of Rs. 10.00 each (27,19,45,062 Units purchased and 34,38,52,252 Units sold during the year)		—		72.05
DBS Chola Fixed Maturity Plan III - Series 6 10,00,000 (2006 - Nil) Units of Rs. 10.00 each (10,00,000 Units purchased and Nil Units sold during the year)		1.00		—
DBS Chola FMP Series 6 (Quarterly Plan - 3) Dividend 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Deutsche Fixed Term Fund - Series 8 - Dividend Option Nil (2006 - 3,00,00,000) Units of Rs. 10.00 each (Nil Units purchased and 3,00,00,000 Units sold during the year)		—		30.00
DSP Merrill Lynch - Fixed Term Plan - Series 1B - Dividend Nil (2006 - 5,02,040) Units of Rs. 1,000.00 each (5,838 Units purchased and 5,07,878 Units sold during the year)		—		50.20
DSP Merrill Lynch - Fixed Term Plan Series 1L - Dividend Institutional Reinvestment Dividend 2,51,500 (2006 - Nil) Units of Rs. 1,000.00 each (2,51,500 Units purchased and Nil Units sold during the year)		25.15		—
DSP Merrill Lynch - Fixed Term Plan - Series 2 - Dividend Nil (2006 - 1,50,97,962) Units of Rs. 10.00 each (3,45,099 Units purchased and 1,54,43,061 Units sold during the year)		—		15.10
DSP Merrill Lynch Fixed Term Plan - Series - III - Growth Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		—		25.00
DSP Merrill Lynch Liquid Fund - Institutional - Daily Dividend Nil (2006 - 17,33,753) Units of Rs. 1,000.00 each (89,36,347 Units purchased and 1,06,70,100 Units sold during the year)		—		173.41
DWS Fixed Term Fund - Series 14 - Dividend Option 5,00,00,000 (2006 - Nil) Units of Rs. 10.00 each (5,00,00,000 Units purchased and Nil Units sold during the year)		50.00		—
DWS Fixed Term Fund - Series 16 - Institutional Plan 2,50,00,000 (2006 -Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
DWS Fixed Term Fund - Series 23 - Dividend Option 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
G184 Standard Chartered Fixed Maturity - Quarterly Series 7 - Growth 2,00,000 Units (2006 - Nil) of Rs. 10.00 each (2,00,000 Units purchased and Nil Units sold during the year)		0.20		—
G37 Grindlays Fixed Maturity - 6th Plan - Growth 2,50,000 Units of Rs. 10.00 each		0.25		0.25
Carried over		994.31		1316.92

7. INVESTMENTS *(Contd.)*

	As at 31st March, 2007 (Rs. in Crores) Quoted	As at 31st March, 2007 (Rs. in Crores) Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	As at 31st March, 2006 (Rs. in Crores) Not Quoted
Brought forward		994.31		1316.92
Grindlays Fixed Maturity - 16th Plan A - Dividend 10,00,000 Units of Rs. 10.00 each		1.00		1.00
G197 Standard Chartered FMP - Quarterly Series 6 - Dividend 50,00,000 (2006 - Nil) Units of Rs. 10.00 each (50,00,000 Units purchased and Nil Units sold during the year)		5.00		—
HDFC FMP 3M March 06 (1) - Institutional - Dividend Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (4,28,750 Units purchased and 2,54,28,750 Units sold during the year)		—		25.00
HDFC FMP 90D January 2007 (3) - Wholesale Plan Dividend Option: Payout 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
HSBC Cash Fund - Institutional Plus - Daily Dividend Nil (2006 - 17,29,80,184) Units of Rs. 10.00 each (1,65,48,99,726 Units purchased and 1,82,78,79,910 Units sold during the year)		—		173.08
HSBC Fixed Tenure Scheme - 3 - Dividend Nil (2006 - 2,51,03,870) Units of Rs. 10.00 each (7,29,907 Units purchased and 2,58,33,777 Units sold during the year)		—		25.10
HSBC Fixed Tenure Series - 8 - Dividend Nil (2006 - 3,00,00,000) Units of Rs. 10.00 each (5,16,777 Units purchased and 3,05,16,777 Units sold during the year)		—		30.00
HSBC Fixed Term Series - 14 - Dividend 2,58,15,392 (2006 - Nil) Units of Rs. 10.00 each (2,58,15,392 Units purchased and Nil Units sold during the year)		25.82		—
HSBC Fixed Term Series - 15 - Institutional - Dividend 2,55,45,605 (2006 - Nil) Units of Rs. 10.00 each (2,55,45,605 Units purchased and Nil Units sold during the year)		25.55		—
HSBC Fixed Term Series - 13 - Institutional - Growth 1,50,00,000 Units of Rs. 10.00 each		15.00		15.00
HSBC Fixed Term Series 1 - Growth 1,00,00,000 Units of Rs. 10.00 each		10.00		10.00
ING Vysya Fixed Maturity Fund Series VIII - Dividend Option Nil (2006 - 3,00,00,000) Units of Rs. 10.00 each (Nil Units purchased and 3,00,00,000 Units sold during the year)		—		30.00
ING Vysya Fixed Maturity Fund Series IX - Dividend Option Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		—		25.00
ING Vysya Fixed Maturity Fund Series XV - Dividend Option 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
JM Fixed Maturity Fund Series IV Quarterly Plan 1 Dividend Plan 2,53,73,213 (2006 - Nil) Units of Rs. 10.00 each (2,53,73,213 Units purchased and Nil Units sold during the year)		25.37		—
JM Fixed Maturity Fund Series IV Quarterly Plan 4 - F3 Dividend Plan 2,51,91,423 (2006 - Nil) Units of Rs. 10.00 each (2,51,91,423 Units purchased and Nil Units sold during the year)		25.19		—
Kotak FMP 14M Series 2 Institutional Growth 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Carried over		1202.24		1651.10

7. INVESTMENTS *(Contd.)*

	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted
Brought forward		1202.24		1651.10
Kotak FMP 3M Quarterly - Series 8 10,00,000 (2006 - Nil) Units of Rs. 10.00 each (10,00,000 Units purchased and Nil Units sold during the year)		1.00		—
Kotak FMP 3M Series - 8 - Dividend 2,53,44,328 (2006 - Nil) Units of Rs. 10.00 each (2,53,44,328 Units purchased and Nil Units sold during the year)		25.33		—
Kotak FMP 3M Quarterly - Series 10 10,09,745 (2006 - Nil) Units of Rs. 10.00 each (10,09,745 Units purchased and Nil Units sold during the year)		1.01		—
Kotak FMP 3M Series - 10 - Dividend 2,52,43,621 (2006 - Nil) Units of Rs. 10.00 each (2,52,43,621 Units purchased and Nil Units sold during the year)		25.24		—
Kotak FMP 3M Quarterly - Series 11 10,00,000 (2006 - Nil) Units of Rs. 10.00 each (10,00,000 Units purchased and Nil Units sold during the year)		1.00		—
Kotak FMP 3M Series - 11 - Dividend 2,51,51,409 (2006 - Nil) Units of Rs. 10.00 each (2,51,51,409 Units purchased and Nil Units sold during the year)		25.15		—
Kotak FMP 3M Quarterly - Series 12 5,00,000 (2006 - Nil) Units of Rs. 10.00 each (5,00,000 Units purchased and Nil Units sold during the year)		0.50		—
Kotak FMP 3M Series - 12 - Dividend 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Kotak FMP 3M Series - 14 - Dividend 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Kotak FMP Series XIV - Growth 2,50,00,000 Units of Rs. 10.00 each		25.00		25.00
Kotak FMP Series XVII - Dividend Nil (2006 - 2,52,00,206) Units of Rs. 10.00 each (1,56,971 Units purchased and 2,53,57,177 Units sold during the year)		—		25.20
Kotak Liquid (Institutional Premium) - Daily Dividend Nil (2006 - 11,47,48,214) Units of Rs. 10.00 each (73,69,60,415 Units purchased and 85,17,08,629 Units sold during the year)		—		140.32
Kotak FMP Series 23 & 25 Nil (2006 - 40,00,000) Units of Rs. 10.00 each (Nil Units purchased and 40,00,000 Units sold during the year)		—		4.00
Kotak FMP Series 23 - Growth Nil (2006 - 1,60,00,000) Units of Rs. 10.00 each (Nil Units purchased and 1,60,00,000 Units sold during the year)		—		16.00
LIC MF Floating Rate Fund - Short Term Plan - Dividend Nil (2006 - 8,76,66,791) Units of Rs. 10.00 each (4,31,09,139 Units purchased and 13,07,75,930 Units sold during the year)		—		88.72
LIC MF Liquid Fund Growth Plan 2,41,75,107 Units of Rs. 10.00 each		30.00		30.00
LIC MF Liquid Fund - Dividend Plan Nil (2006 - 13,17,47,521) Units of Rs. 10.00 each (1,14,07,57,287 Units purchased and 1,27,25,04,808 Units sold during the year)		—		144.03
Carried over		1386.47		2124.37

7. INVESTMENTS *(Contd.)*	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted
Brought forward		1386.47		2124.37
LIC MF Series 6 - 3 Months Dividend Plan Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (4,38,786 Units purchased and 2,54,38,786 Units sold during the year)		—		25.00
Principal Floating Rate Fund SMP Institutional Option Daily Dividend 17,93,560 (2006 - Nil) Units of Rs. 10.00 each (17,93,560 Units purchased and Nil Units sold during the year)		1.79		—
Principal Floating Rate Fund SMP Institutional Option Dividend Reinvestment 21,81,365 (2006 - Nil) Units of Rs. 10.00 each (5,57,84,752 Units purchased and 5,36,03,387 Units sold during the year)		3.09		—
Principal Floating Institutional Dividend Reinvestment Daily 11,20,738 (2006 - Nil) Units of Rs. 10.00 each (1,99,97,474 Units purchased and 1,88,76,736 Units sold during the year)		1.12		—
Principal PNB Fixed Maturity Plan - 91 Days - Series VIII 10,00,000 (2006 - Nil) Units of Rs. 10.00 each (10,00,000 Units purchased and Nil Units sold during the year)		1.00		—
Principal PNB Fixed Maturity Plan - 385 Days - Series III 5,00,000 (2006 - Nil) Units of Rs. 10.00 each (5,00,000 Units purchased and Nil Units sold during the year)		0.50		—
Principal PNB Fixed Maturity Plan - 91 Days - Series VII 10,00,000 (2006 - Nil) Units of Rs. 10.00 each (10,00,000 Units purchased and Nil Units sold during the year)		1.00		—
Principal PNB Fixed Maturity Plan - 91 Days - Series III Nil (2006 - 15,00,000) Units of Rs. 10.00 each (Nil units purchased and 15,00,000 Units sold during the year)		—		1.50
Principal PNB Fixed Maturity Plan (FMP - 34) 91 Days Series VII Feb 07 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Principal PNB Fixed Maturity Plan (FMP - 35) 91 Days Series VIII Feb 07 Dividend Payout 5,00,00,000 (2006 - Nil) Units of Rs. 10.00 each (5,00,00,000 Units purchased and Nil Units sold during the year)		50.00		—
Prudential ICICI Fixed Maturity Plan - 91 Days - Series 35 10,00,000 (2006 - Nil) Units of Rs. 10.00 each (10,00,000 Units purchased and Nil Units sold during the year)		1.00		—
Prudential ICICI Floating Rate Plan D - Daily Dividend Nil (2006 - 14,39,77,651) Units of Rs. 10.00 each (41,42,41,100 Units purchased and 55,82,18,751 Units sold during the year)		—		143.98
Prudential ICICI FMP - Monthly Plan - Dividend - XXVII Nil (2006 - 3,00,00,000) Units of Rs. 10.00 each (5,11,500 Units purchased and 3,05,11,500 Units sold during the year)		—		30.00
Prudential ICICI FMP - Yearly - Series XXIV - Dividend Nil (2006 - 10,03,58,731) Units of Rs. 10.00 each (4,53,621 Units purchased and 10,08,12,352 Units sold during the year)		—		100.36
Carried over		1470.97		2425.21

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

7. INVESTMENTS *(Contd.)*

	As at 31st March, 2007 (Rs. in Crores) Quoted	As at 31st March, 2007 (Rs. in Crores) Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	As at 31st March, 2006 (Rs. in Crores) Not Quoted
Brought forward		1470.97		2425.21
Prudential ICICI FMP - Yearly - Series XXV - Dividend Nil (2006 - 2,53,37,000) Units of Rs. 10.00 each (80,825 Units purchased and 2,54,17,825 Units sold during the year)		—		25.34
Prudential ICICI FMP Series 34 - One Year Plan A - Dividend Option 2,54,84,777 (2006 - Nil) Units of Rs. 10.00 each (2,54,84,777 Units purchased and Nil Units sold during the year)		25.49		—
Prudential ICICI FMP Series 35 - Three Months Plan A - Retail Dividend 5,06,80,000 (2006 - Nil) Units of Rs. 10.00 each (5,06,80,000 Units purchased and Nil Units sold during the year)		50.68		—
Prudential ICICI FMP Series 37 - Three Months Plan B - Retail Dividend 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Prudential ICICI FMP Series 35 - Three Months Plan C - Retail Dividend 5,00,00,000 (2006 - Nil) Units of Rs. 10.00 each (5,00,00,000 Units purchased and Nil Units sold during the year)		50.00		—
Prudential ICICI Hybrid FMP 13 Months Plan - Institutional - Dividend Quarterly 2,58,44,026 (2006 - Nil) Units of Rs. 10.00 each (2,58,44,026 Units purchased and Nil Units sold during the year)		25.84		—
Reliance Fixed Horizon Fund I - Quarterly Plan - Series IV - Dividend Plan 5,00,00,000 (2006 - Nil) Units of Rs. 10.00 each (5,00,00,000 Units purchased and Nil Units sold during the year)		50.00		—
Reliance Fixed Horizon Fund II - Quarterly Plan - Series II - Institutional Dividend Plan 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Reliance Fixed Horizon Fund II - Quarterly Plan - Series IV - Dividend Plan 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Reliance Fixed Horizon Fund II - Quarterly Plan - Series V - Institutional Dividend Plan 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
SBI Debt Fund Series - 15 Month (July 06) - Dividend 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
Standard Chartered FMP Quarterly Series 6 1,60,00,000 (2006 - Nil) Units of Rs. 10.00 each (1,60,00,000 Units purchased and Nil Units sold during the year)		16.00		—
Standard Chartered Fixed Maturity Plan - Quarterly Series - 3 2,63,69,000 (2006 - Nil) Units of Rs. 10.00 each (2,63,69,000 Units purchased and Nil Units sold during the year)		26.37		—
Standard Chartered Fixed Maturity Plan Quarterly - Series 4 10,00,000 (2006 - Nil) Units of Rs. 10.00 each (10,00,000 Units purchased and Nil Units sold during the year)		1.00		—
Standard Chartered Fixed Maturity Plan - Quarterly Series - 4 Dividend 2,52,76,000 (2006 - Nil) Units of Rs. 10.00 each (2,52,76,000 Units purchased and Nil Units sold during the year)		25.28		—
Carried over		1866.63		2450.55

7. INVESTMENTS *(Contd.)*	As at 31st March, 2007 (Rs. in Crores)		As at 31st March, 2006 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
Brought forward		1866.63		2450.55
Standard Chartered Fixed Maturity Plan - Quarterly Series - 7 Dividend 2,51,44,500 (2006 - Nil) Units of Rs. 10.00 each (2,51,44,500 Units purchased and Nil Units sold during the year)		25.14		—
Standard Chartered Fixed Maturity - 3rd Plan - Dividend Nil (2006 - 5,02,75,000) Units of Rs. 10.00 each (Nil Units purchased and 5,02,75,000 Units sold during the year)		—		50.28
Standard Chartered Liquidity Manager - Daily Dividend 2,50,07,456 (2006 - Nil) Units of Rs. 10.00 each (32,43,05,817 Units purchased and 29,92,98,361 Units sold during the year)		25.00		—
Sundaram BNP Paribas Fixed Term Plan Series XXV (90 Days)-Dividend Plan 2,51,66,452 (2006 - Nil) Units of Rs. 10.00 each (2,51,66,452 Units purchased and Nil Units sold during the year)		25.17		—
TATA Fixed Horizon Fund - Series 2 - Plan A (13 Months) - Growth Nil (2006 - 2,00,00,000) Units of Rs. 10.00 each (Nil Units purchased and 2,00,00,000 Units sold during the year)		—		20.00
TATA Fixed Horizon Fund - Series 2B Option (18 Months) - Growth 1,00,00,000 Units of Rs. 10.00 each		10.00		10.00
TATA Fixed Horizon Fund - Series 3 - Scheme A (6 Months) - Dividend Nil (2006 - 2,51,63,981) Units of Rs. 10.00 each (1,85,473 Units purchased and 2,53,49,454 Units sold during the year)		—		25.16
TATA Fixed Horizon Fund Series 5 - Scheme A - Dividend Nil (2006 - 2,50,00,000) Units of Rs. 10.00 each (4,36,983 Units purchased and 2,54,36,983 Units sold during the year)		—		25.00
TATA Fixed Horizon Fund Series 6 Scheme H 10,00,000 (2006 - Nil) Units of Rs. 10.00 each (10,00,000 Units purchased and Nil Units sold during the year)		1.00		—
TATA Fixed Horizon Fund - Series 6 - Scheme A 2,59,60,703 (2006 - Nil) Units of Rs. 10.00 each (2,59,60,703 Units purchased and Nil Units sold during the year)		25.96		—
TATA Fixed Horizon Fund - Series 6 - Scheme H Dividend Option 2,55,26,019 (2006 - NIL) Units of Rs. 10.00 each (2,55,26,019 Units purchased and Nil Units sold during the year)		25.53		—
TATA Fixed Horizon Fund Series 8 Scheme E 10,00,000 (2006 - Nil) Units of Rs. 10.00 each (10,00,000 Units purchased and Nil Units sold during the year)		1.00		—
TATA Fixed Horizon Fund Series 8 - Scheme E - Periodic Dividend Institutional Plan 2,53,52,317 (2006 - Nil) Units of Rs. 10.00 each (2,53,52,317 Units purchased and Nil Units sold during the year)		25.35		—
TATA Fixed Horizon Fund Series 9 Scheme D 10,00,000 (2006 - Nil) Units of Rs. 10.00 each (10,00,000 Units purchased and Nil Units sold during the year)		1.00		—
TATA Fixed Horizon Fund Series 9 - Scheme D - Periodic Dividend Institutional Plan 2,51,61,153 (2006 - Nil) Units of Rs. 10.00 each (2,51,61,153 Units purchased and Nil Units sold during the year)		25.16		—
TATA Fixed Horizon Fund Series 9 - Scheme E - Periodic Dividend Institutional Plan 2,51,08,436 (2006 - Nil) Units of Rs. 10.00 each (2,51,08,436 Units purchased and Nil Units sold during the year)		25.11		—
Carried over		2082.05		2580.99

7. INVESTMENTS *(Contd.)*	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted
Brought forward		2082.05		2580.99
UTI Balanced Fund - Income - Payout 10,00,000 Units of Rs. 10.00 each		1.04		1.04
UTI Fixed Maturity Plan Quarterly Series QFMP/0107/I - Dividend Plan - Reinvestment 2,53,51,805 (2006 - Nil) Units of Rs. 10.00 each (2,53,51,805 Units purchased and Nil Units sold during the year)		25.35		—
UTI Fixed Maturity Plan Quarterly Series QFMP/0107/II - Dividend Plan - Reinvestment 2,53,25,057 (2006 - Nil) Units of Rs. 10.00 each (2,53,25,057 Units purchased and Nil Units sold during the year)		25.33		—
UTI Fixed Maturity Plan Quarterly Series QFMP/0207/I - Dividend Plan - Reinvestment 5,05,03,512 (2006 - Nil) Units of Rs. 10.00 each (5,05,03,512 Units purchased and Nil Units sold during the year)		50.50		—
UTI Fixed Maturity Plan Quarterly Series QFMP/0207/II - Dividend Plan - Reinvestment 2,51,49,665 (2006 - Nil) Units of Rs. 10.00 each (2,51,49,665 Units purchased and Nil Units sold during the year)		25.15		—
UTI Fixed Maturity Plan Quarterly Series QFMP/0307/I - Dividend Plan - Payout 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
UTI Fixed Maturity Plan Quarterly Series QFMP/0307/II - Dividend Plan - Payout 2,50,00,000 (2006 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		—
UTI Fixed Maturity Plan Quarterly Series QFMP/1206/II - Dividend Plan - Reinvestment 1,52,62,659 (2006 - Nil) Units of Rs. 10.00 each (1,52,62,659 Units purchased and Nil Units sold during the year)		15.26		—
UTI - Floating Rate Fund - Short Term Plan (Dividend Option) 61,306 (2006 - 10,15,035) Units of Rs. 1,000.00 each (3,48,345 Units purchased and 13,02,074 Units sold during the year)		6.23		102.15
UTI Liquid Cash Plan Institutional - Daily Income Option Nil (2006 - 8,92,839) Units of Rs. 1,000.00 each (17,97,799 Units purchased and 26,90,638 Units sold during the year)		—		90.46
Total Current Investments	—	2280.91	—	2774.64
Total of Quoted and Unquoted Investments		2533.83		3020.55
Less : Provision for Long Term Investments *		32.23		32.23
TOTAL OF INVESTMENTS		2501.60		2988.32
Share of Joint Ventures - Schedule 19 (i) (b)		4.29		9.78
Grand Total		2505.89		2998.10

Total market value of Quoted investments : 2007 - Rs. 172.22 Crores (2006 - Rs. 235.87 Crores); Total value of Unquoted investments : 2007 - Rs. 2398.26 Crores (2006 - Rs. 2889.29 Crores). Total Value of Quoted investments : 2007 - Rs. 135.57 Crores (2006 - Rs. 131.26 Crores).

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
8. INVENTORIES		
Stocks and Shares	467.68	390.08
Stores and Spare Parts	133.91	117.47
Raw Materials	2073.31	1694.94
Intermediates – Tissue paper and Paperboard	52.48	49.78
Stock in Process	48.79	40.69
Finished Goods	1149.82	808.85
Total	3925.99	3101.81
Share of Joint Ventures - Schedule 19 (i) (b)	8.68	13.62
Grand Total	3934.67	3115.43
9. SUNDRY DEBTORS		
Over 6 months old		
Good and Secured *	101.39	148.46
Good and Unsecured *	47.41	50.90
Doubtful and Unsecured	39.98	43.20
Other Debts		
Good and Secured	8.16	7.96
Good and Unsecured	578.21	427.41
	775.15	677.93
Less : Provision for Doubtful Debts	39.98	43.20
	735.17	634.73
Less : Deposits from normal Trade Debtors – Contra	13.33	13.05
Total	721.84	621.68
Share of Joint Ventures - Schedule 19 (i) (b)	11.20	13.51
Grand Total	733.04	635.19

* Includes amounts receivable on liquidation of legacy assets acquired as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997, Rs. 103.35 Crores (2006 - Rs. 161.54 Crores) including Rs. 49 Crores (2006 - Rs. 103.35 Crores) not due within one year.

	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
10. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	97.05	66.36
On Deposit Accounts	883.25	849.99
With Other Banks	63.78	25.70
Cash and Cheques on hand	35.21	18.59
Total	1079.29	960.64
Share of Joint Ventures - Schedule 19 (i) (b)	7.21	17.13
Grand Total	1086.50	977.77

Rs. 0.05 Crore (2006 - Rs. 0.05 Crore) on deposit in Karachi – Blocked Account considered doubtful, fully provided.

	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
11. OTHER CURRENT ASSETS		
Good and Unsecured		
Deposit towards Property Options	42.19	42.19
Deposits with Government, Public Bodies and Others	138.55	99.96
Interest accrued on Loans, Advances etc.	1.56	1.02
Interest accrued on Investments	11.10	12.25
Dividend Receivable	0.17	0.09
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	1.49	1.49
	195.06	157.00
Less : Provision for Doubtful Deposits	1.49	1.49
Total	193.57	155.51
Share of Joint Ventures - Schedule 19 (i) (b)	0.25	1.34
Grand Total	193.82	156.85

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2007 (Rs. in Crores)	As at 31st March, 2006 (Rs. in Crores)
12. LOANS AND ADVANCES		
Good and Secured		
Advances to Others	9.97	14.09
Good and Unsecured		
Loans to Others *	42.52	34.57
Advances recoverable in cash or in kind or for value to be received **	409.02	243.94
Advances with Government and Public Bodies	492.00	466.24
Advance payment of Income-tax including Fringe Benefit Tax (net of provision)	30.37	6.23
Doubtful and Unsecured		
Loans	3.63	3.63
Advances recoverable in cash or in kind or for value to be received **	10.59	10.34
Advances with Government and Public Bodies	0.61	0.06
	998.71	779.10
Less : Provision for Doubtful Loans and Advances	14.83	14.03
Total	983.88	765.07
Share of Joint Ventures - Schedule 19 (i) (b)	2.64	5.20
Grand Total	986.52	770.27

* Includes Loans and Advances to Directors and to Company Secretary - Rs. 1.01 Crores (2006 - Rs. 1.14 Crores). The maximum indebtedness during the year was Rs. 1.14 Crores (2006 - Rs. 1.19 Crores).

** Includes Capital Advances of Rs. 265.31 Crores (2006 - Rs. 156.93 Crores).

13. LIABILITIES		
Acceptances	8.71	5.08
Sundry Creditors		
Total outstanding dues of small scale industrial undertakings	20.19	6.73
Total outstanding dues of creditors other than small scale industrial undertakings *	2432.55	2175.73
Sundry Deposits	59.28	59.32
Unclaimed Dividend	25.66	19.97
Interest Accrued but not due on Loans	0.55	0.60
	2546.94	2267.43
Less : Deposits from normal Trade Debtors - Contra	13.33	13.05
Total	2533.61	2254.38
Share of Joint Ventures - Schedule 19 (i) (b)	15.04	27.68
Grand Total	2548.65	2282.06

* Includes amounts payable on acquisition of the Paperboards business (Kovai unit) Rs. 77.67 Crores (2006 - Rs. 116.50 Crores), including Rs. 38.84 Crores (2006 - Rs. 77.67 Crores) not due within one year.

14. PROVISIONS		
Taxation including Fringe Benefit Tax (net of advance payment)	10.95	176.47
Provision for Retirement Benefits	66.18	44.95
Proposed Dividend	1166.29	995.12
Income Tax on Proposed Dividend	198.21	139.56
Total	1441.63	1356.10
Share of Joint Ventures - Schedule 19 (i) (b)	0.36	1.90
Grand Total	1441.99	1358.00

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

		For the year ended 31st March, 2007 (Rs. in Crores)		For the year ended 31st March, 2006 (Rs. in Crores)
15. OTHER INCOME				
Profit /(Loss) on Sale, etc. of Stock in Trade – Net *		**0.43**		(0.09)
Miscellaneous Income		**75.57**		104.97
Doubtful Debts, Claims and Advances - previous years		**0.35**		0.23
Gain on Exchange - Net		**8.91**		5.64
Income from Long Term Investments – Trade	**0.01**		2.75	
– Others	**3.05**	**3.06**	0.26	3.01
Income from Current Investments – Others		**200.50**		168.88
Interest on Loans and Deposits, etc.		**36.46**		22.47
Profit on Sale of Fixed Assets		**0.03**		0.08
Profit on Sale of Current Investments - Net		**6.90**		3.46
Liability no longer required Written Back		**27.46**		10.64
Total		**359.67**		319.29
Share of Joint Ventures - Schedule 19 (i) (b)		**1.09**		1.14
Grand Total		**360.76**		320.43
* Profit /(Loss) on Sale, etc. of Stock in Trade (Stocks, Shares and Land) – Net				
Sales		**2422.13**		2959.59
Less : Purchases		**2499.30**		2872.59
		(77.17)		87.00
Increase/(Decrease) in closing Stock in Trade		**77.60**		(87.09)
Profit /(Loss) on Stock in Trade		**0.43**		(0.09)

	For the year ended 31st March, 2007 (Rs. in Crores)		For the year ended 31st March, 2006 (Rs. in Crores)	
16. RAW MATERIALS ETC.				
(a) RAW MATERIALS CONSUMED				
Opening Stock	1694.94		1220.80	
Purchases	4015.40		3236.51	
	5710.34		4457.31	
Less: Closing Stock	2073.31	3637.03	1694.94	2762.37
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	25.51		24.30	
Agri Products	1567.38		942.69	
Other Goods	251.66		356.59	
Packing Materials	46.68	1891.23	40.70	1364.28
(c) INCREASE / (DECREASE) IN FINISHED GOODS, INTERMEDIATES, STOCK IN PROCESS				
Opening Stock				
Cigarettes*	391.12		364.66	
Smoking Tobacco	0.68		0.33	
Printed Materials	7.21		2.32	
Agri Products	209.71		147.14	
Paper - Specialty Paper	8.15		7.70	
Paperboard	38.55		44.52	
Other Goods	159.51		105.11	
Packing Materials	19.30		9.12	
Intermediates - Tissue paper and Paperboard	49.78		38.81	
Stock in Process	38.23		23.65	
	922.24		743.36	
On acquisition of Subsidiary during the year				
Other Goods	—		11.44	
Stock in Process	—		16.81	
	922.24		771.61	
Closing Stock				
Cigarettes	486.28		368.20	
Smoking Tobacco	0.67		0.68	
Printed Materials	6.96		7.21	
Agri Products	348.84		209.71	
Paper - Specialty Paper	9.73		8.15	
Paperboard	38.18		38.55	
Other Goods	232.93		159.51	
Packing Materials	26.23		19.30	
Intermediates - Tissue paper and Paperboard	52.48		49.78	
Stock in Process	48.79		38.23	
	1251.09	(328.85)	899.32	(127.71)
Total		5199.41		3998.94
Less : Waste Material Sales		15.47		12.38
		5183.94		3986.56
Excise Duties etc. on Increase / (Decrease) of Finished Goods		73.04		0.20
		5256.98		3986.76
Share of Joint Ventures - Schedule 19 (i)(b)		19.55		32.21
Grand Total		5276.53		4018.97

* Includes Rs. 22.92 Crores of King Maker Marketing Inc. (Joint Venture upto 24th October, 2006) which became subsidiary with effect from 25th October, 2006.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	For the year ended 31st March, 2007 (Rs. in Crores)		For the year ended 31st March, 2006 (Rs. in Crores)	
17. MANUFACTURING, SELLING ETC. EXPENSES				
Salaries / Wages and Bonus	709.68		588.46	
Contribution to Provident and Other Funds	74.83		65.63	
Workmen and Staff Welfare Expenses	78.73		66.83	
Recovery towards contractual remuneration	(4.36)	858.88	(0.29)	720.63
Consumption of Stores and Spare Parts		164.30		145.37
Power and Fuel		272.58		260.84
Rent		103.59		84.39
Rates and Taxes		45.44		42.61
Insurance		51.35		43.65
Repairs				
- Buildings		37.25		31.77
- Machinery		70.98		55.93
- Others		25.95		21.06
Outward Freight and Handling Charges		467.58		358.92
Advertising/Sales Promotion - Net		311.39		238.25
Market Research		29.25		23.70
Doubtful and Bad Debts		2.89		2.21
Doubtful and Bad Advances, Deposits etc.		1.34		2.23
Information Technology Services		63.26		38.46
Travelling and Conveyance		168.84		165.23
Training		14.37		16.34
Legal Expenses		23.83		24.38
Postage, Telephone, Telex etc.		32.70		30.98
Brokerage and Discount - Sales		6.37		4.66
Brokerage and Discount - Others		0.62		0.37
Commission to Selling Agents		22.45		20.33
Excess of Cost over Fair Value of Current Investments		20.60		12.76
Bank Charges		7.75		5.71
Investments written off		—		0.01
Loss on Exchange - Net		0.19		0.10
Interest etc. Paid				
- Debentures, Term Loans and Fixed Deposits	2.08		1.47	
- Others	7.51		15.84	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	5.49	4.10	4.02	13.29
Miscellaneous Expenses		675.33		447.27
Fixed Assets and Stores Discarded		21.37		22.71
		3504.55		2834.16
Deduct : Transfers to Fixed Assets etc. Accounts		42.52		15.78
Total		3462.03		2818.38
Share of Joint Ventures - Schedule 19 (i)(b)		53.09		63.97
Grand Total		3515.12		2882.35
18. PROVISION FOR TAXATION				
Current Tax (Including Fringe Benefit Tax)		1276.02		821.55
Deferred Tax		31.93		238.62
		1307.95		1060.17
Less : Adjustments related to previous years - Net				
Current Tax		152.38		56.98
Deferred Tax		(116.07)		(18.27)
		36.31		38.71
Total		1271.64		1021.46
Share of Joint Ventures - Schedule 19 (i)(b)		3.08		2.42
Grand Total		1274.72		1023.88

19. NOTES TO THE ACCOUNTS

(i) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 (AS 21) - "Consolidated Financial Statements", Accounting Standard 23 (AS 23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS 27) - "Financial Reporting of Interests in Joint Ventures", issued by The Institute of Chartered Accountants of India.

(a) The subsidiaries (which alongwith ITC Limited, the parent, constitute the Group) considered in the preparation of these consolidated financial statements are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2007**	Percentage of ownership interest as at 31st March, 2006
Srinivasa Resorts Limited	India	**68**	68
Fortune Park Hotels Limited	India	**100**	100
Bay Islands Hotels Limited	India	**100**	100
Surya Nepal Private Limited	Nepal	**59**	59
Landbase India Limited	India	**100**	100
BFIL Finance Limited	India	**100**	100
MRR Trading & Investment Company Limited (a 100% subsidiary of BFIL Finance Limited)	India	**100**	100
Russell Credit Limited	India	**100**	100
Greenacre Holdings Limited (a 100% subsidiary of Russell Credit Limited)	India	**100**	100
Wimco Limited (a 94.25% subsidiary of Russell Credit Limited)	India	**94.25**	93.48*
Wimco Boards Limited (a 100% subsidiary of Wimco Limited)	India	**94.25**	93.48*
Wimco Seedlings Limited (a 100% subsidiary of Wimco Limited)	India	**94.25**	93.48*
Prag Agro Farm Limited (a 100% subsidiary of Wimco Seedlings Limited)	India	**94.25**	93.48*
Pavan Poplar Limited (a 100% subsidiary of Wimco Seedlings Limited)	India	**94.25**	93.48*
ITC Infotech India Limited	India	**100**	100
ITC Infotech Limited (a 100% subsidiary of ITC Infotech India Limited)	U.K.	**100**	100
ITC Infotech (USA), Inc. (a 100% subsidiary of ITC Infotech India Limited)	U.S.A.	**100**	100
Wills Corporation Limited	India	**100**	100
Gold Flake Corporation Limited	India	**100**	100
King Maker Marketing Inc. (a subsidiary effective 25.10.2006; wholly-owned subsidiary since 9.5.2007)	U.S.A.	**50.98**	—

* Subsidiaries of Russell Credit Limited with effect from 1st July, 2005.

19. NOTES TO THE ACCOUNTS (Contd.)

The subsidiaries not considered in the preparation of these Consolidated Financial Statements are :

ITC Global Holdings Pte. Limited, Singapore (a wholly-owned subsidiary of ITC Limited) being under Judicial Management and its subsidiaries -

Hup Hoon Traders Pte. Limited, Singapore

AOZT "Hup Hoon", Moscow

Hup Hoon Impex Srl, Romania

Fortune Tobacco Company Limited, Cyprus

Fortune Tobacco Company, Inc., U.S.A., and

BFIL Securities Limited (a wholly-owned subsidiary of BFIL Finance Limited) which is under voluntary winding up.

The financial statements of all subsidiaries, considered in the consolidated accounts, are drawn upto 31st March other than for Surya Nepal Private Limited where it is upto 14th March.

(b) Interests in Joint Ventures :

The Group's interests in jointly controlled entities (incorporated Joint Ventures) are :

Name	Country of Incorporation	**Percentage of ownership interests as at 31st March, 2007**	Percentage of ownership interests as at 31st March, 2006
King Maker Marketing, Inc. (upto 24.10.2006)	U.S.A.	**—**	50
Maharaja Heritage Resorts Limited	India	**50**	50
ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)	India	**50**	50
CLI3L e-Services Limited (a joint venture of ITC Limited)	India	**50% minus 1 share (with effect from 23.03.2007)**	50% minus 1 share*

* A joint venture of ITC Infotech India Limited upto 22.03.2007

The financial statements of the joint ventures, considered in the consolidated accounts, are drawn upto 31st March other than for ITC Filtrona Limited where it is upto 31st December.

The Group's interest in these joint ventures is accounted for using proportionate consolidation.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(c) Investments in associates :

The Group's associates are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2007**	Percentage of ownership interest as at 31st March, 2006
Gujarat Hotels Limited	India	**45.78**	45.78
International Travel House Limited	India	**48.96**	48.96
Megatop Financial Services and Leasing Limited	India	**24.50**	24.50
Newdeal Finance and Investment Limited	India	**24.50**	24.50
Peninsular Investments Limited	India	**25.57**	25.57
Russell Investments Limited	India	**25.43**	25.43
Asia Tobacco Company Limited	India	**47.03**	47.03
Classic Infrastructure and Development Limited	India	**42.35**	42.35
Minota Aquatech Limited	India	**40**	40

The financial statements of all associates, considered in the consolidated accounts, are drawn upto 31st March.

These investments have been accounted for using the equity method whereby the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of net assets. During the year the group has received dividend aggregating Rs. 1.24 Crores (2006 - Rs. 1.04 Crores) in respect of the investments in associates.

(d) These Consolidated Financial Statements are based, in so far as they relate to amounts included in respect of subsidiaries, associates and joint ventures on the audited financial statements prepared for consolidation in accordance with the requirements of AS 21, AS 23 and AS 27 by each of the included entities.

(e) The Group has adopted Accounting Standard 15 (AS 15) (revised 2005) on 'Employee Benefits'. These consolidated financial statements include the obligations as per requirement of this standard except for those subsidiaries which are incorporated outside India who have determined the valuation/provision for employee benefits as per requirements of their respective countries. In the opinion of the management, the impact of this deviation is not considered material.

(ii) Exceptional Items comprise of

	For the year ended 31st March, 2007 (Rs. in Crores)	For the year ended 31st March, 2006 (Rs. in Crores)
(a) Once-off assistance to Contract Manufacturers in view of the retrospective withdrawal of Central Excise exemption on Cigarettes manufactured in the North Eastern States during the year 2000	**Nil**	(67.87)
Income Tax thereon:		
Current Tax	**Nil**	22.85
Exceptional Items (Net of Tax)	**Nil**	(45.02)

19. NOTES TO THE ACCOUNTS (Contd.)

(iii) (a) Claims against the Company not acknowledged as debts Rs. 185.49 Crores (2006 – Rs. 164.05 Crores). These comprise:

- Excise Duty, Sales Taxes and Indirect Taxes claims disputed by the Company relating to issues of applicability and classification aggregating Rs. 58.55 Crores (2006 – Rs. 45.53 Crores)
- Local Authority Taxes/Cess/Royalty on property, utilities, etc. claims disputed by the Company relating to issues of applicability and determination aggregating Rs. 51.92 Crores (2006 – Rs. 42.51 Crores)
- Third party claims arising from disputes relating to contracts aggregating Rs. 49.00 Crores (2006 – Rs. 51.35 Crores)
- In respect of Surya Nepal Pvt. Ltd. (SNPL),

  (a) a demand letter dated 12th July, 2005 for excise matter for INR 23.23 Crores (NRs. 37.17 Crores) for the period 1998-99 to 2002-03 was issued to SNPL by the Inland Revenue Office, Simra, Nepal. Contesting the demand SNPL filed a petition dated 14th August, 2005 for administrative review with the Director General, Inland Revenue Department. The Director General vide his Order dated 17th January, 2006 rejected the said petition. SNPL thereafter filed an appeal to the Revenue Tribunal, which refused to entertain the appeal in the absence of a pre-deposit of the entire sum. Immediately thereafter, SNPL filed a petition to the Tribunal praying that its appeal may be heard by accepting a bank guarantee for the said amount. This petition was dismissed by the Tribunal on 11th August, 2006. SNPL has challenged the demand in the Supreme Court which has admitted the petition on 21st September, 2006 and issued notices to the respondents on 16th October, 2006. The respondents have not replied to the court as yet.

  (b) a demand letter dated 7th August, 2006 in respect of Value Added Tax for INR 4.72 Crores (NRs. 7.55 Crores) was issued to SNPL by the Large Taxpayers' Office, Kathmandu for the period 2001-02. The basis of the demand is on the same lines as the Excise Demand. An administrative review petition on the Value Added Tax matter has been filed before the Director General on 1st September, 2006. The Director General's order on the matter is awaited.

  (c) a demand letter dated 13th October, 2006 in respect of Income Tax for INR 10.54 Crores (NRs. 16.86 Crores) was issued to SNPL by the Large Taxpayers' Office, Kathmandu for the period 2001-02. Of the total demand, the basis of a demand for INR 10.05 Crores (NRs. 16.08 Crores) is on the same lines as the Excise Demand. SNPL has filed a petition on 7th November, 2006 before the Supreme Court of Nepal requesting it to direct the authorities not to proceed on the matter as it is pending before the same court in respect of the excise matter. The Supreme Court has admitted the matter and issued notices to the respondents on 9th November, 2006. The respondents have not replied to the court as yet.

  The Company considers that all the above demands have no legal or factual basis. This position is reinforced by opinion received from eminent counsel. Accordingly, the Company is of the view that there is no liability that is likely to arise.

- Other matters Rs. 26.02 Crores (2006 – Rs. 24.66 Crores).

(b) Guarantees and Counter Guarantees outstanding

- Excise Rs. 22.02 Crores (2006 – Rs. 22.23 Crores)
- Others Rs. 17.49 Crores (2006 – Rs. 16.57 Crores)

(c) Uncalled liability on shares partly paid Rs. 3.13 Crores (2006 – Rs. 3.13 Crores).

(iv) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors of ITC Limited under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(v) In respect of Russell Credit Limited, a petition was filed by an individual in the High Court at Calcutta seeking an injunction against the Company's Counter Offer to the shareholders of VST Industries Limited made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public offer made by an Acquirer which closed on 13th June, 2001. The Hon'ble High Court at Calcutta while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the Company and the other Acquirer, would be subject to the final Order of the Hon'ble High Court, which is awaited.

Similar petitions filed by an individual and two shareholders, in the Hon'ble High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

(vi) Earnings per share

	2007	2006
Earnings per share has been computed as under :		
(a) Net Profit (Rs. Crores)	2755.26	2295.38
(b) Exceptional Items (net of tax) (Rs. Crores)	Nil	(45.02)
(c) Net Profit before Exceptional Items (net of tax) (Rs. Crores)	2755.26	2340.40
(d) Weighted average number of Ordinary Shares outstanding	375,76,36,907	375,14,55,175
(e) Effect of potential Ordinary Shares on Employee Stock Options outstanding	1,09,49,829	1,84,27,064
(f) Weighted average number of Ordinary Shares in computing diluted earnings per share [(d) + (e)]	376,85,86,736	376,98,82,239
(g) Earnings per share on Profit after taxation before exceptional items (Face Value Re. 1.00 per share)		
- Basic [(c) / (d)]	7.33	6.24
- Diluted [(c) / (f)]	7.31	6.21
(h) Earnings per share on Profit after taxation (Face Value Re. 1.00 per share)		
- Basic [(a) / (d)]	7.33	6.12
- Diluted [(a) / (f)]	7.31	6.09

(vii) Research and Development expenses for the year amount to Rs. 35.43 Crores (2006 – Rs. 34.83 Crores).

(viii) The Group's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

(ix) Landbase India Limited has incurred an expenditure of Rs. 1.05 Crores on erection of 11 KVA Feeder Line from Tauru Sub Station to Classic Golf Resort. Considering the nature of expenditure as being enduring in nature, the same is being amortised over a period of 10 years. Accordingly, an amount of Rs. 0.53 Crore (2006 – Rs. 0.63 Crore) has been treated as Deferred Revenue Expenditure and disclosed under Miscellaneous Expenditure (to the extent not written off or adjusted) after amortising an amount of Rs. 0.10 Crore (2006 – Rs. 0.11 Crore).

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

20. SEGMENT REPORTING

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS)

(Rs. in Crores)

	2007			2006		
1. Segment Revenue	**External Sales**	**Inter Segment Sales**	**Total**	External Sales	Inter Segment Sales	Total
FMCG - Cigarettes	13207.01	—	13207.01	11639.52	—	11639.52
FMCG - Others	1710.35	3.11	1713.46	1088.94	1.55	1090.49
FMCG - Total	14917.36	3.11	14920.47	12728.46	1.55	12730.01
Hotels	1053.10	7.79	1060.89	840.72	9.08	849.80
Agri Business	2691.99	999.36	3691.35	1927.50	726.72	2654.22
Paperboards, Paper and Packaging	1227.40	872.65	2100.05	1126.00	760.22	1886.22
Others	318.92	90.73	409.65	279.14	33.70	312.84
Segment Total	20208.77	1973.64	22182.41	16901.82	1531.27	18433.09
Eliminations			(1973.64)			(1531.27)
Consolidated Total			20208.77			16901.82

2. Segment Results	2007	2006
FMCG - Cigarettes	3241.67	2757.57
FMCG - Others	(196.00)	(172.99)
FMCG - Total	3045.67	2584.58
Hotels	386.03	287.19
Agri Business	123.55	90.86
Paperboards, Paper and Packaging	416.78	351.42
Others	33.69	13.37
Segment Total	4005.72	3327.42
Eliminations	(30.51)	(39.49)
Consolidated Total	3975.21	3287.93
Unallocated corporate expenses net of unallocated income	169.88	95.69
Profit before interest, etc., exceptional items and taxation	3805.33	3192.24
Interest etc. paid - Net, not allocable to Segments	4.29	13.93
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc., not allocable to segments	248.02	198.87
Profit before Taxation and exceptional items	4049.06	3377.18
Provision for Taxation	1274.72	1023.88
Profit after Taxation before exceptional items	2774.34	2353.30
Exceptional items (net of taxes) [See Schedule 19(ii)]	—	(45.02)
Profit after Taxation before Share of Results of Associates	2774.34	2308.28
Share of Net Profit / (Loss) of Associates	6.63	5.60
Profit after Taxation before Minority Interests	2780.97	2313.88

3. Other Information	**Segment Assets** (2007)	**Segment Liabilities*** (2007)	Segment Assets (2006)	Segment Liabilities* (2006)
FMCG - Cigarettes	3106.26	992.01	2477.68	911.38
FMCG - Others	1203.58	161.54	625.58	114.38
FMCG - Total	4309.84	1153.55	3103.26	1025.76
Hotels	1708.02	168.47	1579.52	146.15
Agri Business	1718.35	238.33	1299.22	217.51
Paperboards, Paper and Packaging	2832.87	315.65	2195.93	331.02
Others	876.38	101.11	907.11	117.32
Segment Total	11445.46	1977.11	9085.04	1837.76
Unallocated Corporate Assets/Liabilities	4238.50	2953.22	4788.26	2732.96
Total	15683.96	4930.33	13873.30	4570.72

	Capital Expenditure (2007)	**Depreciation** (2007)	**Non Cash expenditure other than depreciation** (2007)	Capital Expenditure (2006)	Depreciation (2006)	Non Cash expenditure other than depreciation (2006)
FMCG - Cigarettes	558.64	112.17	3.48	206.92	111.36	3.69
FMCG - Others	201.27	22.03	—	79.26	15.65	2.26
FMCG - Total	759.91	134.20	3.48	286.18	127.01	5.95
Hotels	173.00	64.81	9.69	81.28	62.27	13.57
Agri Business	106.62	34.24	2.63	79.53	31.19	1.78
Paperboards, Paper and Packaging	470.14	121.82	5.31	133.74	113.84	2.97
Others	19.13	19.04	1.67	12.93	14.91	0.81
Segment Total	1528.80	374.11	22.78	593.66	349.22	25.08

* Segment Liabilities of FMCG - Cigarettes is before considering provision of Rs. 535.95 Crores (2006 - Rs. 425.87 Crores) in respect of disputed State Taxes, the levy / collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

20. SEGMENT REPORTING (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

	2007	(Rs. in Crores) 2006
1. Segment Revenue		
— Within India	17653.24	14916.60
— Outside India	2555.53	1985.22
Total Revenue	**20208.77**	**16901.82**
2. Segment Assets		
— Within India	11167.53	8800.62
— Outside India	277.93	284.42
Total Assets	**11445.46**	**9085.04**
3. Capital Expenditure		
— Within India	1520.33	583.85
— Outside India	8.47	9.81
Total Capital Expenditure	**1528.80**	**593.66**

NOTES

(1) ITC Group's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Group is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Group's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	— Cigarettes and Smoking Mixtures.
: Others	— Branded Garments, Greeting, Gifting & Stationery, Agarbattis, Matches and Packaged Foods (Staples, Confectionery, Biscuits, Snack Foods and Ready to Eat Foods).
Hotels	— Hoteliering.
Paperboards, Paper and Packaging	— Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	— Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.
Others	— Information Technology services, Investments, Golf, Resorts etc.

(3) The Group companies and joint ventures have been included in segment classification as follows :

FMCG : Cigarettes — Surya Nepal Private Limited and King Maker Marketing Inc.

: Others — Surya Nepal Private Limited, Wimco Limited.

Hotels : Srinivasa Resorts Limited, Fortune Park Hotels Limited and Bay Islands Hotels Limited and a joint venture Maharaja Heritage Resorts Limited.

Others : ITC Infotech India Limited and its subsidiaries ITC Infotech Limited and ITC Infotech (USA), Inc., Russell Credit Limited and its subsidiaries Greenacres Holdings Limited, Wimco Limited, Wimco Seedlings Limited, Wimco Boards Limited, Pavan Poplar Limited, and Prag Agro Farms Limited. BFIL Finance Limited and its subsidiary MRR Trading & Investment Company Limited, Wills Corporation Limited, Gold Flake Corporation Limited and its joint venture ITC Filtrona Limited. Landbase India Limited and a joint venture CLI3L e-Services Limited.

(4) The geographical segments considered for disclosure are :

— Sales within India

— Sales outside India

(5) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(6) The Group's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the expansion of the strategic e-Choupal initiatives.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

21. RELATED PARTY DISCLOSURES

1. **ENTERPRISES WHERE CONTROL EXISTS :**

   Entities, other than subsidiaries, under the control of the Group :

   a) ITC Sangeet Research Academy

   b) ITC Education Trust

   c) ITC Rural Development Trust

   The following have not been considered :

   a) ITC Global Holdings Pte. Limited, Singapore being under Judicial Management and its subsidiaries

      Hup Hoon Traders Pte. Ltd., Singapore

      AOZT "Hup Hoon", Moscow

      Hup Hoon Impex Srl, Romania

      Fortune Tobacco Co. Ltd., Cyprus

      Fortune Tobacco Company, Inc., U.S.A., and

   b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.)
      which is under voluntary winding up proceedings.

2. **OTHER RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS, etc.**

   i) **Associates & Joint Ventures :**

   Associates

   a) Gujarat Hotels Limited

   b) Megatop Financial Services and Leasing Limited

   c) Newdeal Finance and Investment Limited

   d) Peninsular Investments Limited

   e) Russell Investments Limited

   f) Asia Tobacco Company Limited

   g) Classic Infrastructure & Development Limited

   h) International Travel House Limited
      - being associates of the Company, and

   i) Tobacco Manufacturers (India) Limited, U.K.
      of which the Company is an associate.

   Joint Ventures

   a) King Maker Marketing Inc. (upto 24.10.2006)

   b) ITC Filtrona Limited

   c) Maharaja Heritage Resorts Limited

   d) CLI3L e-Services Limited

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

21. RELATED PARTY DISCLOSURES (Contd.)

ii) **Key Management Personnel :**

Y.C. Deveshwar	Executive Chairman
S.S.H. Rehman	Executive Director
A. Singh	Executive Director
K. Vaidyanath	Executive Director
J.P. Daly	Non-Executive Director
C.R. Green	Non-Executive Director
S.B. Mathur	Non-Executive Director
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
T.S. Vijayan	Non-Executive Director (resigned w.e.f. 26.05.2006)
D.K. Mehrotra	Non-Executive Director (w.e.f. 26.05.2006)
S.H. Khan	Non-Executive Director (w.e.f. 30.10.2006)
B. Vijayaraghavan	Non-Executive Director
K.S. Vaidyanathan	Member - Corporate Management Committee
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee
R.G. Jacob	Special Invitee - Corporate Management Committee

iii) **Employees' Benefit Plans where there is significant influence :**

a) IATC Provident Fund

b) IATC Staff X Provident Fund

c) ITC Management Staff Gratuity Fund

d) ITC Employees Gratuity Fund

e) ITC Gratuity Fund 'C'

f) ITC Pension Fund

g) ILTD Seasonal Employees Pension Fund

h) ITC Platinum Jubilee Pension Fund

i) Tribeni Tissues Limited Provident Fund

j) Tribeni Tissues Limited Gratuity Fund

k) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund

l) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'

m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'

n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'

o) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

21. RELATED PARTY DISCLOSURES (Contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE GROUP AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES

(Rs. in Crores)

	Enterprises where control exists		Associates & Joint Ventures		Key Management Personnel		Employee Trusts	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
1. Sale of Goods / Services			**32.94**	36.87				
2. Purchase of Goods / Services			**170.19**	153.38				
3. Sale of Fixed Assets			**0.13**	0.14				
4. Interest Income			**11.23**	12.02	**0.03**	0.03		
5. Remuneration to Key Management Personnel								
-Directors [See Schedule 19(xi)]					**10.27**	7.09		
-Others					**3.34**	2.26		
6. Rent Paid				0.01	**0.03**	0.01		
7. Reimbursement of Contractual Remuneration			**0.10**	0.08				
8. Remuneration of managers on deputation recovered			**2.02**	2.59				
9. Donations	**4.00**	1.50						
10. Contributions to Employees' Benefit Plans							**56.95**	31.34
11. Dividend income			**16.54**	23.13				
12. Dividend payments			**263.09**	205.18	**0.67**	0.18		
13. Expenses recovered	**0.02**	0.02	**4.59**	2.75				
14. Expenses reimbursed			**2.53**	2.68				
15. Loans given			**208.12**	192.36				
16. Receipt towards Loan Repayment			**208.12**	192.36	**0.13**	0.11		
17. Advances Given			**0.88**	6.50				
18. Receipt towards refund of Advances			**2.40**	2.10				
19. Payment towards refund of Advances				0.02				
20. Deposits received during the year				0.31				
21. Deposits refunded during the year			**0.01**					
22. Receipt towards refund of Deposits				0.19				
23. **Balances as on 31st March**								
i) Debtors / Receivables			**22.04**	31.19				
ii) Advances Given			**6.84**	8.06			**14.68**	0.01
iii) Loans Given					**1.00**	1.13		
iv) Deposits with (including Deposits towards Property Options)			**42.29**	42.29				
v) Deposits From			**3.93**	3.93				
vi) Creditors / Payables			**8.24**	7.52			**8.76**	
vii) Dividend Receivable				8.25				
24. In addition, remuneration of managers on deputation, absorbed	**0.04**	0.03	**0.79**	0.36				

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES

IT IS GROUP CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies, which have been applied consistently, is set out below.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs. To adjust the original cost of imported Fixed Assets acquired through foreign currency loans at the end of each financial year by any change in liability arising out of expressing the outstanding foreign loan at the rate of exchange prevailing at the date of Balance Sheet.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

All upgradation / enhancements are generally charged off as revenue expenditure unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Trademarks in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

Capitalised software costs are amortised over a period of five years.

Revaluation of Assets

As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, other than in associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

To account for investments in associates using the equity method.

Interests in Joint Ventures

To account for interests in jointly controlled entities (incorporated Joint Ventures) using proportionate consolidation.

Goodwill on Consolidation

To state goodwill arising on consolidation at cost, and to recognise, where applicable, any impairment.

Inventories

To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

verification of inventories and, where necessary, provision is made for such inventories.

Sales

To state net sales after deducting taxes and duties from invoiced value of goods and services rendered.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) in the books of account of the parent as proposed by the Directors, pending approval at the Annual General Meeting.

To account for dividends (including income tax thereon) of associates, joint ventures and subsidiaries when paid.

Employee Benefits

To make regular monthly contributions to various Provident Funds which are in the nature of defined contribution scheme and such paid / payable amounts are charged against revenue. To administer such Funds through duly constituted and approved independent trusts with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

To administer through duly constituted and approved independent trusts, various Gratuity and Pension Funds which are in the nature of defined benefit scheme. To determine the liabilities towards such schemes and towards employee leave encashment by an independent actuarial valuation as per the requirements of Accounting Standard – 15 (revised 2005) on "Employee Benefits". To determine actuarial gains or losses and to recognise such gains or losses immediately in Profit and Loss Account as income or expense.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide Current tax as the amount of tax payable in respect of taxable income for the period.

To provide Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/Losses arising out of fluctuations in the exchange rates are recognised in the Profit and Loss in the period in which they arise except in respect of imported Fixed Assets where exchange variance is adjusted in the carrying amount of the respective Fixed Asset.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts, except in respect of liabilities incurred for acquiring imported Fixed Assets, in which case such differences are adjusted in the carrying amount of the respective Fixed Asset.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts and on maturity or cancellation of options as

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

income/expense for the period, except in case of forward exchange contracts and options relating to liabilities incurred for acquiring imported Fixed Assets, in which case such profit/loss are adjusted in the carrying amount of the respective Fixed Asset.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities at the year end.

To translate the financial statement of non-integral foreign operations by recording the exchange difference arising on translation of assets/liabilities and income/expenses in a foreign currency translation reserve.

Claims

To disclose claims against the Group not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

Kolkata, K. VAIDYANATH *Director*

25th May, 2007 B. B. CHATTERJEE *Secretary*

REPORT OF THE AUDITORS TO THE BOARD OF DIRECTORS OF ITC LIMITED

We have audited the attached consolidated balance sheet of ITC Limited and its subsidiaries (the Group) as at 31st March, 2007, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of ITC Limited's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect the Group's share of total assets of Rs. 1570.90 crores as at 31st March, 2007 and the Group's share of total revenues of Rs. 869.30 crores for the year ended on that date, and net cash inflows amounting to Rs. 64.08 crores for the year ended on that date and associates whose financial statements reflect the Group's share of profit upto 31st March, 2007 of Rs. 24.27 crores and the Group's share of profit of Rs. 5.42 crores for the year ended on that date as considered in the consolidated financial statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the reports of the other auditors.

We report that the consolidated financial statements have been prepared by ITC's management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements, Accounting Standard 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27, Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India.

Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, in our opinion and to the best of our information and according to the explanations given to us, the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated balance sheet, of the state of affairs of ITC Limited Group as at 31st March, 2007;

(b) in the case of the consolidated profit and loss account, of the profit for the year ended on that date, and

(c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For A.F. Ferguson & Co.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata,
May 25, 2007

STATEMENT REGARDING SUBSIDIARY COMPANIES

Rs. in Crores

Name of the Subsidiary Company	Issued and Subscribed Share Capital	Reserves	Total Assets	Total Liabilities	Investments Long Term	Investments Current	Investments Total	Turnover	Profit/(Loss) before Taxation	Provision for Taxation	Profit/ (Loss) after Taxation	Proposed Dividend
Russell Credit Limited	646.48	100.04	746.76	746.76	175.98	—	175.98	36.02	35.42	6.03	29.39	—
Greenacre Holdings Limited	33.06	7.06	40.12	40.12	—	6.79	6.79	2.50	1.10	0.26	0.84	—
Wimco Limited	57.20	60.65	122.65	122.65	...	—	...	175.58	7.26	0.39	6.87	—
Wimco Seedlings Limited	17.78	(15.29)	11.84	11.84	...	...	...	12.37	(1.80)	0.02	(1.82)	—
Pavan Poplar Limited	5.51	1.49	8.57	8.57	—	—	—	0.64	(0.02)	...	(0.02)	—
Prag Agro Farm Limited	3.80	(7.82)	2.99	2.99	—	—	—	0.34	(0.14)	...	(0.14)	—
Wimco Boards Limited	58.94	(48.41)	10.53	10.53	—	—	—	1.48	0.24	0.17	0.07	—
Srinivasa Resorts Limited	24.00	46.64	78.58	78.58	...	22.16	22.16	77.62	31.00	10.30	20.70	5.62
Fortune Park Hotels Limited	0.45	3.65	4.10	4.10	—	0.45	0.45	7.25	2.17	0.79	1.38	0.14
Bay Islands Hotels Limited	0.12	8.12	8.24	8.24	—	—	—	0.64	0.58	0.17	0.41	0.04
ITC Infotech India Limited	25.20	4.97	147.64	147.64	—	—	—	205.18	25.30	4.63	20.67	—
ITC Infotech Limited *	5.84	14.55	20.38	20.38	—	—	—	143.10	1.82	0.79	1.03	1.52
ITC Infotech (USA), Inc. $	20.43	(17.05)	15.11	15.11	—	—	—	40.45	0.87	0.07	0.80	—
Wills Corporation Limited	4.88	0.74	5.62	5.62	—	5.09	5.09	0.43	0.35	...	0.35	1.14
Gold Flake Corporation Limited	16.00	2.15	18.15	18.15	4.13	14.00	18.13	2.79	2.78	0.01	2.77	5.70
Landbase India Limited	4.00	6.11	46.11	46.11	...	—	...	2.71	(7.72)	0.04	(7.76)	—
BFIL Finance Limited	20.00	(62.03)	8.36	8.36	...	N.A.	...	1.42	1.20	—	1.20	—
MRR Trading & Investment Company Limited	0.05	(0.04)	...	...	—	—	—	—	—	—	—	—
Surya Nepal Pvt. Ltd. #	21.00	148.78	169.30	169.30	6.87	—	6.87	344.34	62.00	19.06	42.94	15.47@
King Maker Marketing Inc. ~	0.02	19.80	19.82	19.82	—	—	—	139.20	8.91	4.36	4.55	—

@ paid to the Company (Exchange Rate on the date of repatriation of Dividend was 1 NR = Re. 0.625)

* Converted into Indian Rupees at the Exchange Rate, 1GBP = Rs. 85.11 as on 31st March, 2007
$ Converted into Indian Rupees at the Exchange Rate, 1USD = Rs. 43.47 as on 31st March, 2007
\# Converted into Indian Rupees at the Exchange Rate, 1NR = Re. 0.625 as on 14th March, 2007, which is same as on 31st March, 2007
~ Converted into Indian Rupees at the Exchange Rate, 1USD = Rs. 43.47 as on 31st March, 2007

Notes

i) The aforesaid data in respect of the subsidiaries are as on 31st March, 2007 other than Surya Nepal Private Limited where it is as on 14th March, 2007.

ii) The subsidiaries not considered in the preparation of the above statement are :

a) ITC Global Holdings Pte. Limited, Singapore (ITC Global), a wholly owned subsidiary of ITC Limited, and its subsidiaries. The Authorised and Paid up Share Capital of these companies when ITC Global was brought under Judicial Management in terms of an Interim Order passed by the Singapore High Court on 8th November, 1996, and confirmed by the Singapore High Court on 6th December, 1996 was as follows :

Name	Authorised Share Capital	Paid up Share Capital
ITC Global Holdings Pte. Limited, Singapore	USD 20,000,000	USD 8,999,645
Hup Hoon Traders Pte. Limited, Singapore	SGD 150,000	SGD 100,002
AOZT "Hup Hoon", Moscow	N.A.	RUB 500,000
Hup Hoon Impex Srl, Romania	N.A.	USD 10,000
Fortune Tobacco Company Limited, Cyprus	CYP 250,000	CYP 10,000
Fortune Tobacco Company, Inc., U.S.A.	1000 shares of common stock (No par value)	USD 2,483 (100 shares)

b) BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up. The Authorised and Paid up Share Capital of BFIL Securities Limited at the time of initiation of the process of voluntary winding up was Rs. 2,00,00,000.

TEN YEARS AT A GLANCE

Operating Results 1998-2007#

(Rs. in Crores)

Year Ending 31st March	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
GROSS INCOME	6923.75	7700.96	8069.37	8827.11	9982.46	11194.47	12039.92	13585.39	16510.51	**19841.54**
Excise Duties etc.	3693.94	4063.25	4133.89	4474.52	4780.86	5159.10	5344.60	5710.13	6433.90	**7135.75**
Net Income	3229.81	3637.71	3935.48	4352.59	5201.60	6035.37	6695.32	7875.26	10076.61	**12705.79**
Cost of Sales	2271.46	2443.30	2475.45	2516.44	3155.96	3712.00	4109.85	4846.89	6463.15	**8412.89**
PBDIT	958.35	1194.41	1460.03	1836.15	2045.64	2323.37	2585.47	3028.37	3613.46	**4292.90**
PBDT	877.33	1040.32	1347.48	1740.24	1978.71	2293.53	2560.68	2985.94	3601.53	**4289.62**
Depreciation	85.85	102.29	118.53	139.94	198.45	237.34	241.62	312.87	332.34	**362.92**
PBIT	872.50	1092.12	1341.50	1696.21	1847.19	2086.03	2343.85	2715.50	3281.12	**3929.98**
PROFIT BEFORE TAX	791.48	938.03	1228.95	1600.30	1780.26	2056.19	2319.06	2673.07	3269.19	**3926.70**
Tax	265.28	314.61	436.51	594.04	590.54	684.84	726.21	836.00	988.82	**1226.73**
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS	526.20	623.42	792.44	1006.26	1189.72	1371.35	1592.85	1837.07	2280.37	**2699.97**
EXCEPTIONAL ITEMS (NET OF TAX)	—	—	—	—	—	—	—	354.33	(45.02)	**—**
PROFIT AFTER TAXATION	526.20	623.42	792.44	1006.26	1189.72	1371.35	1592.85	2191.40	2235.35	**2699.97**
Dividends*	121.48	149.83	224.55	270.45	334.14	418.84	558.83	881.70	1134.70	**1364.50**
Retained Profits	404.72	473.59	567.89	735.81	855.58	952.51	1034.02	1309.70	1100.65	**1335.47**
Earnings Per Share on profit after tax before exceptional items										
Basic (Rs.)**	1.43	1.69	2.15	2.73	3.20	3.69	4.29	4.91	6.08	**7.19**
Adjusted @ (Rs.)	6.86	8.13	10.33	13.12	15.51	17.88	20.77	23.95	29.73	**35.21**
Earnings per share on profit after taxation										
Basic (Rs.)**	1.43	1.69	2.15	2.73	3.23	3.73	4.29	5.85	5.96	**7.19**
Adjusted @ (Rs.)	6.86	8.13	10.33	13.12	15.51	17.88	20.77	28.57	29.15	**35.21**
Dividend Per Share (Rs.)**	0.30	0.37	0.50	0.67	0.90	1.00	1.33	2.07	2.65	**3.10**
Market Capitalisation***	17523	23633	18038	19987	17243	15581	25793	33433	73207	**56583**
Foreign Exchange Earnings	759.08	649.55	687.70	697.13	947.57	1294.00	1077.51	1268.65	1793.51	**2283.21**

* Including Income Tax on Dividend (except 2002)

** Includes adjustment for 1:10 Stock Split and 1:2 Bonus Issue

*** Based on year-end closing price, quoted on the Bombay Stock Exchange.

@ Includes adjustment for

- 1992 – 3:5 Bonus Issue
- 1995 – Conversion of warrants and Bonus Issue of 1:1 on total shares
- 2003 – 2,09,69,820 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.
- 2006 – 1,21,27,470 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company.
  – 1:2 Bonus Issue.

Sources and Application of Funds 1998-2007#

(Rs. in Crores)

Year Ending 31st March	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
SOURCES OF FUNDS										
Equity	245.41	245.41	245.41	245.41	247.51	247.51	247.68	249.43	375.52	**376.22**
Reserves	1516.72	1988.79	2553.92	3289.10	4166.47	5118.11	6162.38	7646.18	8685.96	**10060.86**
Shareholders' Funds	1762.13	2234.20	2799.33	3534.51	4413.98	5365.62	6410.06	7895.61	9061.48	**10437.08**
Loan Funds	1299.04	1252.22	652.87	858.94	284.54	116.98	120.85	245.36	119.73	**200.88**
Deferred Tax - Net	—	—	—	—	135.46	63.58	87.74	376.09	324.76	**472.85**
FUNDS EMPLOYED	3061.17	3486.42	3452.20	4393.45	4833.98	5546.18	6618.65	8517.06	9505.97	**11110.81**
APPLICATION OF FUNDS										
Fixed Assets (Gross)	1438.63	1718.31	2145.49	2668.08	4081.85	4415.61	5054.68	5932.42	6470.57	**8000.45**
Depreciation	390.86	484.85	592.25	707.42	1101.90	1245.64	1442.63	1795.51	2065.44	**2389.54**
Fixed Assets (Net)	1047.77	1233.46	1553.24	1960.66	2979.95	3169.97	3612.05	4136.91	4405.13	**5610.91**
Investments	800.95	1059.75	987.26	1006.94	906.93	1608.86	3053.96	3874.68	3517.01	**3067.77**
Net Current Assets	1212.45	1193.21	911.70	1425.85	947.10	767.35	(47.36)	505.47	1583.83	**2432.13**
Deferred Revenue Expenditure	—	—	—	—	—	—	—	—	—	**—**
NET ASSETS EMPLOYED	3061.17	3486.42	3452.20	4393.45	4833.98	5546.18	6618.65	8517.06	9505.97	**11110.81**
Net Worth Per Share (Rs.)*	4.79	6.07	7.60	9.60	11.99	14.45	17.15	21.10	24.13	**27.74**
Debt : Equity Ratio	0.74:1	0.56:1	0.23:1	0.24:1	0.06:1	0.02:1	0.02:1	0.03:1	0.01:1	**0.02:1**

* Includes adjustment for 1:10 Stock Split and 1:2 Bonus Issue

Equity includes impact of :

1992 – 3:5 Bonus Issue (Rs. 39.80 Crores) and Amalgamation of Tribeni Tissues Limited (Rs. 10.59 Crores).
1994 – GDR Issue (Rs. 4.50 Crores); and accretion to reserves of Rs. 199.96 Crores, on account of Share Premium.
1995 – Conversion of GDR warrants (Rs. 0.19 Crore) and subsequent 1 : 1 Bonus Issue (Rs. 121.42 Crores).
1996 – Conversion of balance GDR warrants (Rs. 1.29 Crores) and related Bonus Issue component of 1995 (Rs. 1.29 Crores).
2003 – 2,09,69,820 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.
2006 – 1,21,27,470 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company.
– 1:2 Bonus Issue (Rs. 125.17 Crores).

Unconsolidated

ITC Limited

FINANCIAL HIGHLIGHTS
1998-2007


GROSS INCOME
21000
18000
15000
12000
9000
6000
3000
Rs. Crores
98 99 00 01 02 03 04 05 06 07
Gross Income in 2006-07 - Rs.19841.54 Crores


NON-CIGARETTES NET TURNOVER
6800 6200 5600 5000 4400 3800 3200 2600 2000 1400 800
NTO (Rs. Crores)
55 50 45 40 35 30 25 20
% of NTO
01 02 03 04 05 06 07
Non-Cigarettes NTO
% of NTO


CONTRIBUTION TO THE EXCHEQUER
8500 8000 7500 7000 6500 6000 5500 5000 4500 4000 3500
Rs. Crores
98 99 00 01 02 03 04 05 06 07
Contribution in 2006-07-Rs. 8454.52 Crores
Note: Includes Excise, Service Tax, VAT, Income Tax, Hotel Luxury & Exp. Taxes etc.


RETURN ON NET WORTH
10500 9500 8500 7500 6500 5500 4500 3500 2500 1500 500
Net Worth (Rs. Crores)
42.50 40.00 37.50 35.00 32.50 30.00 27.50 25.00
R.O.N.W. (%)
98 99 00 01 02 03 04 05 06 07
Net Worth
Return on Net Worth (%)***


RETURN ON INVESTED CAPITAL
7000.00 6500.00 6000.00 5500.00 5000.00 4500.00 4000.00 3500.00 3000.00 2500.00 2000.00 1500.00
Invested Capital (Rs. Crores)
60 55 50 45 40 35 30
R.O.I.C. (%)
98 99 00 01 02 03 04 05 06 07
Invested Capital*
Return on Invested Capital (%)**


MARKET CAPITALISATION AND BSE SENSEX
(As on 31st March)
75000 65000 55000 45000 35000 25000 15000 5000
Rs. Crores
13000 11500 10000 8500 7000 5500 4000 2500
BSE Sensex
98 99 00 01 02 03 04 05 06 07
ITC's Market Capitalisation (31.03.2007: Rs. 56583 Crores)
BSE Sensex


PROFIT TRENDS
4500 4000 3500 3000 2500 2000 1500 1000 500 0
Rs. Crores
98 99 00 01 02 03 04 05 06 07
PBDIT PBIT PBT PAT


EARNINGS AND DIVIDEND PER SHARE
8 7 6 5 4 3 2 1 0
Rs.
98 99 00 01 02 03 04 05 06 07
Dividend Per Share****
Earnings Per Share

* Invested Capital is computed by netting Cash and Cash Equivalents from Total Capital Employed.

** Computed on average Invested Capital during the year.

*** Computed on average Net Worth during the year.

**** Dividend Per Share for 2006-07 is based on the Board's recommendation to Members.

These graphs depict the non-consolidated financial position.

Business Update

ITC INFOTECH
Business-friendly Solutions

ITC INFOTECH

ITC Infotech, a fully owned subsidiary of ITC Limited, is one of the fastest growing India-based global IT and IT-enabled services companies.

Located in a picturesque 35-acre campus in the heart of Bengaluru city, ITC Infotech, through its wholly-owned subsidiaries in the UK and USA, provides outsourced IT solutions and services to leading global customers in North America and Europe, apart from servicing the ITC Group in India.

ITC Infotech offers IT and Business Process Outsourcing services and delivers 'business-friendly solutions' across four key verticals:

- Banking, Financial Services & Insurance (BFSI)
- Consumer Packaged Goods (CPG) & Retail
- Manufacturing
- Travel, Hospitality & Transportation



ITC Infotech conforms to the highest standards in security and process quality, with ISO 9001, SEI CMM Level 5, ISO 27001 and BS 7799 accreditations. These reflect the company's ongoing enterprise-wide focus to ensure that every engagement, programme and project delivers quality solutions.

ITC Infotech enjoys the rare advantage of having a practitioner's expertise in some of these industry verticals, which has in part been bequeathed by its parent, ITC Limited, which enjoys market leadership in several verticals. ITC Infotech's expertise and reliability as an outsourcing partner have been recognised globally.

The company is ranked in the Leaders Category for the '2007 Global Outsourcing 100' by the International Association of Outsourcing Professionals (IAOP) and has also been featured among the 'Top 10 Specialty Application Development Providers' in the 2007 Global Services 100 listing.

ITC Infotech is rapidly expanding its footprint across USA and Europe. The company recently launched operations in Norway and Denmark, creating a base to effectively manage its growing operations in Europe, particularly to support customers in the Nordic region. The just commenced operations in Alabama (USA) will be instrumental in establishing long-term global delivery relationships with US customers. The company has successfully concluded multi-million Euro contracts with a leading player in the Scandinavian financial markets and with one of Finland's largest and best airline brands. These partnerships reached a significant milestone in 2006, with ITC Infotech inaugurating dedicated offshore development centres at its Bengaluru campus.

ITC Infotech's leadership capabilities also accrue from the cutting-edge global engagements that it manages for leading businesses across the world. The complete alignment of ITC Infotech's business structure with its vertical-focused business strategy helps the company support these global engagements effectively.


ITC INFOTECH'S BUSINESS STRUCTURE
SAP Services
Infrastructure Services
CRM Services
Custom Applications (Microsoft, Java)
Business Process Consulting Services
Testing Services
BI & DW Services
Mainframe Services
BPO/Technical Helpdesk Services
PLM/Engineering Services
Manufacturing
CPG & Retail
BFSI
Travel, Hospitality & Transportation
Technology Practices
Business Practices
Technology Centres of Excellence
Mainframe | Testing | Microsoft | SAP | Java

Business Update

Technologically, ITC Infotech has been recognised amongst the best-of-breed IT services company from India by leading industry analysts and experts globally:

- Forrester Research recognises ITC Infotech amongst India's leading Infrastructure Services, CRM and SAP players.
- AMR Research mentions ITC Infotech as one of the world's leading offshore Testing services providers.
- ARC features ITC Infotech amongst major Indian global service providers for PLM implementation and engineering services.

invests in creating capabilities around each customer's unique needs, processes and quality & service expectations. This approach builds up customer confidence quickly and allows strategic relationships to flourish at multiple levels.

This customer-centric focus has grown significant relationships at a pace far beyond the industry growth rate. The strength of these relationships creates opportunities for employees to learn more and hone their skills, through expanding roles & responsibilities and exposure to cutting-edge global projects.



Alliances with leading platform and product majors ensure that ITC Infotech is consistently at par with the best in the Industry. The company has established technology Centres of Excellence (CoE) that incubate cutting-edge technical competencies by creating Proof-of-Concept (PoC) and prototypes.

The ITC Infotech customer engagement model, or the 'Extended Enterprise Model', provides a critical competitive differentiator, the value resting on the premise of building deep, long-term and customised relationships with each client. This enables the creation of a delivery organisation that becomes, over time, a seamless extension of the customer organisation, reflecting the vision, culture and values of the customer. To this end, ITC Infotech

The company, with a service delivery footprint across more than 130 countries worldwide, provides end-to-end solutions through dedicated development centres, offices and delivery centres in North America, Europe and Asia Pacific, in addition to two large delivery hubs based out of Bengaluru and Kolkata.

Backed by the highest level of quality certifications, powered by a leading talent pool with a best-in-class global work environment, the company is poised to take a leap into the top tier of India-based global IT companies.





ITC INFOTECH

MILESTONES

2000 ITC Infotech was born with an SEI CMM Level 5 certification and wholly owned subsidiaries in USA and UK.

2001 Established state-of-the-art Training Centre, Prototyping and R&D labs at its 35-acre headquarters in Bengaluru; established partnership with the 6th largest bank in UK for custom development and maintenance of Banking, Finance and Insurance applications.

2002 Set up a dedicated Offshore Development Centre (ODC) for a leading global FMCG company to develop and support their Siebel CRM-based Trade Marketing & Distribution application across 42 countries.

2003 Forged a US $60 million exclusive partnership with the world's leading PLM product company; set up a 1500-seat joint venture with ClientLogic, a leading US customer care and fulfilment services company.

2004 Forrester and Fortune ranked ITC Infotech as a leading services provider for outsourcing expertise in PLM and CRM.

2005 Entered into a strategic alliance with SAP, the world leader in business software solutions. 12 new customers added to the UK portfolio, more than half of them with multi-billion GBP annual turnover.

2006 Signed multi-million dollar contracts and established dedicated ODCs for Denmark's largest bank and one of Finland's most reputed airlines; grew to a US $64 million company employing 4500 people; launched operations in Alabama and offices in Norway and Denmark.

2007 Ranked amongst Top 10 Specialty Application Development Providers by Global Services; featured in the Global Services 100 listing three years in a row. Also named in the Leaders Category for the 2007 Global Outsourcing 100 by the International Association of Outsourcing Professionals (IAOP).

Sustainability Updates

CII-ITC Centre of Excellence for Sustainable Development

ITC launched the CII-ITC Centre of Excellence for Sustainable Development in association with the Confederation of Indian Industry in January 2006.

The Centre is engaged in creating awareness, promoting thought leadership and building capacity among Indian enterprises on issues relating to sustainable development.

The Centre launched the first CII-ITC Sustainability Awards 2006 to honour Indian businesses that have demonstrated excellence in the area of sustainable development.

An eminent Jury led by Dr R A Mashelkar, the then Director General CSIR (Council of Scientific and Industrial Research) and Secretary, Department of Industrial Research, selected the winners.



The first Sustainability Awards were conferred by the Union Minister of Commerce & Industry, Mr Kamal Nath, during the CII National Conference and Annual Session in 2006

Sustainability Summit: Asia-2006


Sustainability Summit: Asia-2006
Promoting Excellence for Sustainable Development
19-20 December 2006: New Delhi
Partner State
Partner Institution

'Promoting Excellence for Sustainable Development' was the theme of the Sustainability Summit: Asia-2006 organised by the CII-ITC Centre of Excellence for Sustainable Development and Development Alternatives in partnership with the Ministry of Environment and Forest on December 19 and 20 in New Delhi. The summit attracted wide ranging participation from corporates, academia, banks & financial institutions, civil society, consultants, development cooperation agencies, educational institutions, environmentalists, policymakers & regulators, media, multilateral & bilateral agencies, research institutes and technocrats.

The summit highlighted the challenge of sustainable development in some of the fastest growing economies globally which are also home to a large number of the world's poor.

ITC's Sustainability Report 2006


For all our tomorrows
Sustainability Report 2006

ITC's third Sustainability Report, unveiled in December 2006, highlights ITC's achievements across all three dimensions of the 'Triple Bottom Line' – economic, social and environmental.

The Amsterdam-based Global Reporting Initiative has recognised ITC's Sustainability Report 2006 to be the first in India and one of the first 10 reports globally to conform to G3, the latest Sustainability Reporting Guidelines.

ITC's Sustainability Report 2006, at level A+, denotes the highest level of reporting and was independently verified by PricewaterhouseCoopers.

CITIZEN FIRST

As a Company that continuously strives to be 'Citizen First', ITC attaches critical importance to its responsibility to contribute to the 'Triple Bottom Line', namely the augmentation of economic, ecological and social capital. This commitment finds expression in the Company's sustainable development philosophy, which recognises the need to not only preserve but also enrich precious environmental resources while providing a safe and healthy workplace for its employees.

ITC's social development initiatives harmonise the Company's endeavour to create shareholder value with making a substantial contribution to society. The thrust of the Company's social sector investment is in four areas: (a) Web-enablement of the Indian farmer through the e-Choupal initiative; (b) Natural resource management, which includes wasteland, watershed and agriculture development; (c) Sustainable livelihood creation, comprising genetic improvement in livestock productivity and women's economic empowerment; and (d) Community development, with focus on primary education and health & sanitation.

WEB-ENABLEMENT OF THE INDIAN FARMER: THE e-CHOUPAL INITIATIVE


BIOVITA

ITC's pioneering e-Choupal initiative is a powerful illustration of linking business purpose with a larger societal purpose. The e-Choupal leverages the power of the Internet to empower the small and marginal farmer with a host of services related to know-how, best practices, timely and relevant weather information, transparent discovery of prices and much more. This digital infrastructure is also increasingly being used for channelising services related to credit and insurance and can be extended to areas such as health, education and entertainment.

It can also serve as a strong foundation for linking small and marginal farmers to futures markets to facilitate farmer risk management. The access to e-Choupals, within walking distance from the farm gate, is supplemented through physical infrastructure – the ITC Choupal Saagar – which functions as a hub for a cluster of villages within tractorable distance. These made-to-design hubs also serve as warehouses, and as rural hypermarkets for a variety of goods. In effect, the e-Choupal infrastructure is potentially an efficient delivery channel for rural development and an instrument for converting village populations into vibrant economic organisations.

The network currently comprises 6,400 choupals reaching out to more than 3.5 million farmers in 38,500 villages in the states of Madhya Pradesh, Uttar Pradesh, Haryana, Uttaranchal, Rajasthan, Maharashtra, Karnataka, Andhra Pradesh and Kerala.

Sustainability Updates

NATURAL RESOURCE MANAGEMENT

WASTELAND DEVELOPMENT: SOCIAL AND FARM FORESTRY



During 2006-07, 2,247 hectares were brought under Social Forestry plantations, taking the cumulative total to 9,069 hectares. The Social Forestry project today covers 23 mandals, 380 villages and 10,510 poor households.

It is worth noting that the collaboration with the programmes of the Government of Andhra Pradesh continues to grow in strength. A total of 830 hectares was promoted through collaboration with Indira Kranthi Padham and the Comprehensive Land Development programmes of the Government.

The households covered under the Social Forestry Programme continue to reap the benefits derived from cut plantations. Todate, 876 households have harvested their plantations earning a total of Rs 4 crores. Significantly, most beneficiaries have ensured that the contribution to the Village Development Fund continues apace, which had grown to Rs 46 lakhs by the close of the financial year. The farmers' own incomes have been invested wisely into productive assets to ensure a long-term virtuous cycle of development.

ITC's social and farm forestry programmes have todate greened nearly 65,000 hectares of land.



SOIL & MOISTURE CONSERVATION

This programme was designed to assist farmers in identified moisture-stressed districts through soil and moisture conservation works. A total of 538 large and small water harvesting structures were created by the end of 2006-07, taking the total number of structures created so far to 1,531. The total area covered under the watershed programme is 26,704 hectares, covering 21,399 farmers in 23 districts and

460 villages. This period saw the construction of some of the largest water-harvesting structures created under Mission Sunehra Kal. A stop dam in Narshingkheda village of Sehore district (Madhya Pradesh) has a height of 13 feet, with a command area of 443 acres belonging to 116 farmers in 4 villages.

As a measure of their commitment, the direct beneficiaries contributed as much as Rs 90 lakhs towards these efforts. In addition, the poorer households contributed in terms of labour (shramdan) or agricultural produce.

A new milestone was achieved during the year with the signing of a Memorandum of Understanding with the Government of Rajasthan for an integrated watershed development project in Bhilwara district. The collaboration will cover 5,000 hectares of land over a period of five years under a pioneering public-private partnership programme. ITC's commitment to building capacities of the primary stakeholders was evident in the number of technical trainings organised on a range of soil and water conservation techniques. Beneficiaries were also taken on exposure trips to acclaimed projects like Tarun Bharat Sangh, Alwar, Ralegaon Siddhi and Sadguru Foundation project areas.

Impact assessments of the Water Harvesting structures were conducted in terms of change in acreage and cropping pattern in the rabi season of 2006-07 compared to the previous rabi season. The increase in average area under rabi is noteworthy, signifying a shift towards a double-cropping regime in these areas. Significant shifts were also observed amongst the farmers towards water intensive crops. The major impact was in the improvement in well-yields as a result of effective ground water recharge.

INTEGRATED AGRICULTURE DEVELOPMENT



These interventions aim to improve farm productivity and hence incomes by promoting a package of efficient farm practices and technologies. During 2006-07, 158 group irrigation projects and sprinkler sets covering 289 farmers were installed for demonstration. 450 demonstration plots were promoted during the year to demonstrate new varieties and better farm management practices. 4,573 composting units were established during the year comprising 3,625 vermi-compost pits and 948 NADEP units.

SUSTAINABLE LIVELIHOODS

The primary focus of this intervention is to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-agricultural incomes.

LIVESTOCK DEVELOPMENT

With the objective of creating high-yielding progenies through genetic improvement, a total of 77 Cattle Development Centres (CDCs) covered 1,500 villages. During the year 54,554 artificial inseminations (AIs) were performed, 23,760 were confirmed as pregnant and 10,466 live births took place, taking the total number of progenies to 14,736. Nearly 55,000 milch animals were covered under the preventive health programme.



In some of the project areas, dairy development was piloted successfully. The total milk collected and sold during the period was 4.45 lakh litres with a turnover of about Rs 42 lakhs.

Sustainability Updates

Economic Empowerment of Women



These programmes aim to genderise development by creating sustainable income opportunities for women. During 2006-07, 801 self-help groups (SHG) with 10,232 members had mobilised small savings of Rs 53 lakhs. So far 5,946 women have been gainfully employed either through micro-enterprises (1,919) or as self-employed (4,027) through income generation loans.

Community Development





Primary Education

707 Supplementary Learning Centres provided regular coaching to an additional 28,700 children during 2006-07. The programme has so far covered over 76,000 primary school goers. In addition, 92 government primary schools have been provided infrastructure support consisting of benches/chairs, compound walls/gates/roof, additional classrooms, teaching aids and sports kits. Two new initiatives launched last year have had a successful run: a rural library network that brings educational and recreational reading material to interior villages and a roaming laptop project that introduces IT based learning in rural schools.

Health & Sanitation

A total of 2,162 low cost sanitary units have been constructed so far, with one-third of the costs being met by the beneficiaries.

ITC CONTINUES TO BE CARBON POSITIVE

Global warming, caused principally by the large-scale emissions of industrial gases such as carbon dioxide (CO_2), is possibly the greatest threat that mankind has ever faced, because it impacts the very inhabitability of Planet Earth.

ITC's businesses continued to make progress in creating a positive environmental footprint through:

- Energy Conservation, Audit and Benchmarking to achieve the lowest specific energy consumption (energy required per unit of production)
- Use of renewable sources of energy
- Carbon Dioxide (CO_2) sequestration through forestry initiatives
- Identifying ways of mitigating the adverse effects of climate change caused by Global Warming through implementation of CDM projects under Kyoto Protocol.



SIGNIFICANT DECREASE IN SPECIFIC ENERGY CONSUMPTION

All ITC businesses continued to reduce specific energy consumption (energy required per unit of production). While Leaf Threshing units achieved a 20.8% reduction in specific energy consumption, Cigarette and Paper businesses achieved 14.8% and 9.3% reduction, respectively.

The Bhadrachalam Paperboards unit (the greenest paper and paperboards mill in India as per the Green Rating Report, 2004, by the Centre for Science and Environment, New Delhi) accounts for almost 65.5% of ITC's total energy requirements.

This Mill, through a number of energy conservation measures, has further reduced specific energy consumption by 12.5% (on saleable production).

Specific Energy Consumption: Bhadrachalam Paperboards unit



50
40
30
20
10
0
38.4
33.3
34.5
29.8
30.2
26.7
04-05
05-06
06-07
GJ per tonne of saleable production
GJ per tonne gross production

Some of the units to achieve significant specific energy reduction in 2006-07 were: Leaf Threshing plants at Anaparti (21.7%) and Chirala (15.3%); Cigarette units at Munger (25.5%) and Saharanpur (24.7%); Paperboards unit at Bollarum (15%); ITC Grand Central (18.7%) and Hotel Rajputana(15.9%).

Sustainability Updates

CO_2 Emissions & Sequestration

The total CO_2 (equivalent) emitted by ITC units in 2006-07 amounted to 1,143 kilotonnes (1,202 KT in 05-06).

ITC continued to rapidly upscale its farm and social forestry initiatives, adding nearly 24,000 hectares of plantations during the year. Total plantations, as at March 31, 2007, covered an area of nearly 65,000 hectares. These initiatives have not only led to sustainable sources of raw material for the Paperboards business, but have also helped sequester 2,025 kilotonnes of CO_2 in the process, further consolidating ITC's status as a 'Carbon Positive Company' for the second year in a row.



	Unit	04-05	05-06	06-07
CO_2 released (Manufacturing & Freight)	Kilotonnes	1058	1202	1143
CO_2 sequestered	Kilotonnes	906	1244	2025
CO_2 sequestered	Percent	86	104	177

ITC'S Fibre Strategy: Raw Materials Sustainability

Wood is the major source of fibre for the paper and paperboard industry. Availability of wood remains a major challenge and a serious sustainability concern, specially with forest density and cover in India being far short of the desirable 33%.

ITC's paperboards mill at Bhadrachalam manufactured over 283,470 tonnes of paperboards in 2006-07, requiring 273,656 tonnes of wood, apart from waste paper and some special pulp.

ITC has effectively leveraged its need for wood fibre to provide significant opportunities to the economically backward by helping them raise plantations. ITC's forestry project aims at building grassroots capacities to initiate a virtuous cycle of sustainable development.

ITC's Research and Development has evolved high yielding, site specific, disease resistant clones and a comprehensive package of plantation management practices. ITC distributed 119 million high quality saplings to farmers during the year.

Apart from the obvious benefits of increasing the green cover, this effort also directly contributes to in-situ moisture conservation, ground water recharge and significant reduction in top soil losses due to wind and water erosion. As a result of the leaf litter from multi species plantations and the promotion of leguminous intercrops, depleted soils are constantly enriched.

Over 91% of the Bhadrachalam mill's total wood requirement came from plantations under its forestry project. Only 946 tonnes (0.35%) was sourced from private farmlands. The mill also utilised 86,219 tonnes of waste paper. Its bamboo requirement of 15,155 tonnes was sourced from government authorised/approved open market sale.

ITC does not buy wood-based raw materials from unidentified sources. The Bhadrachalam mill, the only unit in ITC with pulping facilities, is ISO 9001 certified and ensures traceability of all the wood used in its manufacturing process.

ITC is committed to greening 100,000 hectares in the next few years under its forestry programme. This would far exceed the wood fibre requirement for its paperboards business, create livelihood opportunities for a very large number of people in tribal areas and sustain ITC's position as a 'carbon positive' corporation.

Sustainability Updates

WATER POSITIVE FIVE YEARS IN A ROW

India faces a turbulent water future. With over 16% of the global population having access to less than 3% land mass and less than 4% fresh water resources in the world, water scarcity in India is likely to worsen over the years.

ITC's sustainability objective, in the area of water, focuses on:

- Conservation, Audit and Benchmarking – to achieve the lowest specific water consumption (water used per unit of production).
- Zero water discharge – treating and recycling all waste water, thereby not only reducing fresh water intake but also preventing pollution of fresh water resources.
- Creating a positive footprint – through rainwater harvesting, both at the Company's premises and through external watershed development projects.

The total fresh water intake by all ITC businesses in 2006-07 amounted to 25.79 million kilolitres (MKL).

All the businesses/units continued water conservation efforts to minimise specific water consumption. ITC's Packaging & Printing business achieved 33% reduction, the Leaf business 21%, the Cigarettes business 13% and Paperboards & Specialty Papers business 6.3 % reduction in specific water consumption this year.


Specific freshwater intake: Bhadrachalam Paperboards unit (KL / Tonne)
90
85
80
75
70
65
60
55
50
45
40
86
75
76
65
70
62
04-05
05-06
06-07
Saleable production
Gross production


Specific freshwater intake: Tribeni unit (KL / Tonne)
108
106
104
102
100
98
96
94
92
90
107
105
99
04-05
05-06
06-07

The two Paperboards and Specialty Paper units at Bhadrachalam and Tribeni together account for 85.8% of the total fresh water intake by ITC. Implementing water audit recommendations, deploying advanced technology, increasing awareness and improving resource management have enabled these units to reduce specific water consumption by 7.9% and 5.7%, respectively.

Other units that achieved significant savings in specific water consumption during the year were: Packaging & Printing unit at Tiruvottiyur (44%), Leaf Threshing plant at Chirala (26%), Cigarette units at Munger (20%), Kidderpore (15%) and Saharanpur (17%); Paperboards unit at Bollarum (18%) and Hotel Rajputana (22%).

Total Effluent Recycling

Closing the water loop in a factory or hotel not only results in minimum fresh water usage, it also prevents pollution of the environment, including fresh water sources. The Cigarette factories at Bengaluru & Saharanpur, Leaf Processing Plants at Anaparti & Chirala, Packaging & Printing units at Tiruvottiyur; Research Centres at Bengaluru & Rajahmundry, Paperboards unit at Bollarum, ITC Green Centre at Gurgaon, ITC Sonar, ITC Grand Central & Rajputana recycled all their treated effluents.



Creating A Positive Footprint: Rainwater Harvesting

ITC continued to invest in creating additional rainwater harvesting capacity both within the Company and through watershed development projects in socially relevant areas.

Water balance at ITC	**2003-04**	**2004-05**	**2005-06**	**2006-07**
Fresh water intake	22.5	25.0	25.6	25.8
Treated effluents discharged	14.0	19.6	21.0	19.6
Net water consumption	**8.4**	**5.4**	**4.6**	**6.2**
RWH potential created within ITC units	0.4	0.3	0.6	0.5
RWH potential created through watershed projects (till date)	15.7	16.5	19.0	23.1
Total RWH potential created (till date)	**16.1**	**16.9**	**19.6**	**23.6**

All figures in Million KL



Sustainability Updates

TOWARDS 'ZERO' SOLID WASTE

The Central Pollution Control Board has reported that even in large and medium cities in India, the major mode of solid waste disposal is by land filling/dumping.

In most cases, the dumping sites are not only serious health hazards to people living in the neighbourhood but are liable to contaminate ground water.

ITC's unique endeavour to recycle all the solid waste generated by the Company's operations is a pathbreaking, socially and environmentally responsible initiative.

During 2006-07, ITC's businesses made significant progress towards achieving the organisation's 'zero solid waste' goal through total recycling.

Total recycling of solid waste in ITC improved to 93% in 2006-07 from 78.7% in the previous year. Cigarette factories at Bengaluru, Saharanpur and Kolkata, Leaf Threshing unit at Anaparti, Specialty Paper unit at Tribeni, the Green Centre at Gurgaon and ITC Hotels Maurya, Maratha, Grand Central, Sonar, Mughal, Rajputana and Chola achieved nearly 100% recycling of all solid waste.

In fact, overall solid waste recycling has improved to 96.2% in the 4th quarter of 2006-07.

TARGETING 'ZERO' ACCIDENT

Year	Lost Time Accident
2003-04	28
2004-05	37
2005-06	16
2006-07	14



ITC remains committed to maintaining the highest standards in Environment, Occupational Health & Safety in all its operations. All ITC manufacturing units and the Corporate EHS Department have OHSAS 18001 certification. All these units, all major ITC Hotels and the ITC R&D Centre in Bengaluru have ISO 14001 certification.

Every ITC unit is focused on becoming accident-free. In 2006-07, there was no lost-time accident or injury at the Cigarette factories in Saharanpur, Bengaluru and Kolkata, the Packaging & Printing factory at Munger; Paperboards unit at Kovai; Research Centres at Bengaluru and Rajahmundry and the Gurgaon Pilot Plant of the Lifestyle Retailing business.

In the ITC-Welcomgroup hotel chain, Maurya, Mughal, Chola, Maratha, Grand Central, Sonar, Rajputana, WelcomHotel, New Delhi and Windsor remained free from lost-time accident or injury.

REVIEW STATEMENT BY PRICEWATERHOUSECOOPERS:

On the basis of the work undertaken, nothing has come to our attention that would cause us not to believe that:

The information for the indicators stated above at (2) under Scope of Review* has been stated in a fair and balanced manner. (*Review of the following short-listed HSE indicators: a. Energy, b.Water, c. Air emissions, d. Solid waste, e. Accidents)

Completeness: Based on the limited sample of our review, we consider that the data and text presented in the Director's Report relating to ITC's HSE performance and management addresses the significant aspects of ITC's businesses.

Reliability: The EHS reporting system is aligned with the management systems which are in turn embedded in most business processes. The process for 2006-07 HSE data collation was found to be consistent within the context of the existing management systems at the Corporate and Division levels and the common framework for reporting established within the organisation. The completeness of documentation to support HSE parameters varied from unit to unit at the four sites visited by us; however, an overall improvement in the data completeness and reliability could be discerned as compared to previous years.

Tapan Ray
Executive Director
PricewaterhouseCoopers Private Limited
Dated: May 2, 2007
Place: Mumbai

CERTIFICATIONS



DNV

DET NORSKE VERITAS

MANAGEMENT SYSTEM CERTIFICATE

Certificate No. 00065-2006-AF-BOM-RvA

This is to certify that

ITC Hotel Sonar Bangla Sheraton & Towers

at

1, Haldane Avenue, Kolkata 700046, West Bengal, INDIA

has been found to conform to the Management System Standard:

Requirements for a HACCP based Food Safety System, September 2002

This Certificate is valid for the following product or service ranges:

Food preparation & servicing throughout hotel premises including its restaurants and room service.

Initial Certification date: May 30th, 2006

Place and date: Rotterdam, May 30th, 2006

This Certificate is valid until: May 30th, 2009

MGMT SYS RvA C074

for the Accredited Unit: DNV CERTIFICATION B.V., The Netherlands

The audit has been performed under the supervision of Pranab Kundu, *Lead Auditor*

Ron J. Meijer, *Management Representative*

Lack of fulfilment of conditions as set out in the Appendix may render this Certificate invalid.

DNV CERTIFICATION B.V., Veritasweg 1, 3072 GC Rotterdam, The Netherlands, TEL. INT. +31 10 2922 000, FAX +31 10 4790 700



DNV

DET NORSKE VERITAS

MANAGEMENT SYSTEM CERTIFICATE

Certificate No. 00061-2005-AS-BOM

This is to certify that the Occupational Health and Safety Management System of

ITC LIMITED
CORPORATE EHS

at

Virginia House, Kolkata - 700 071, INDIA

has been found to conform to the Occupational Health and Safety Management System Standard:

OHSAS 18001:1999

This Certificate is valid for the following product or service ranges:

MEASUREMENT, MONITORING AND REPORTING ON CORPORATE EHS ACTIVITIES

Original Certification date: 2005-04-19

Place and date: Chennai, 2005-04-20

This Certificate is valid until: 2008-04-19

DET NORSKE VERITAS 1864

for the Certification Unit: DNV CERTIFICATION SERVICES, REGION INDIA

Compliance to the Standard in respect to the indicated is verified by the DNV approved registered Team Leader: Pranab Kundu, *Lead Auditor*

Krishnakumar N.R., *Country Manager, Region India, Sri Lanka, Bangladesh & Nepal*

Lack of fulfilment of conditions as set out in the Appendix may render this Certificate invalid.

DNV CERTIFICATION SERVICES, 203, SAVITRI SADAN I, 11, PREET VIHAR COMMUNITY CENTRE, NEW DELHI 110 092

All EHS and Sustainability Management & Reporting in ITC conform to the best international standards.

ISO 14001: Environment Management Systems

All ITC manufacturing units and major hotels, Corporate EHS Department & ITC R&D Centre at Bengaluru are certified.

OHSAS 18001: Occupational Health & Safety Management Systems

All ITC manufacturing units and Corporate EHS Department are certified.

SA 8000 : Social Accountability

Leaf Processing Plants at Chirala and Anaparti and Cigarette factory at Kolkata are certified.

HACCP : Food Safety

ITC Hotels Maurya, Sonar, Grand Central, Maratha and Kakatiya have received this certification.

HONOURS: 2006-07


Sword of Honour

This is to certify that

ITC LTD - CHIRALA

2006

The following awards received during the year bear testimony to the excellent EHS standards established in various units of the Company:

British Safety Council, UK:
Five Star Rating & Sword of Honour, 2006

Awarded to Cigarette factories at Bengaluru and Saharanpur; Packaging & Printing unit at Tiruvottiyur; Leaf Processing Plants at Chirala and Anaparti

British Safety Council, UK: Five Star Rating, 2006

Awarded to Cigarette factories at Kolkata and Munger; Packaging & Printing unit at Munger; Paperboards and Specialty Papers units at Bollarum and Tribeni

Royal Society for Prevention of Accidents (ROSPA):
Gold Award 2006 for Occupational Safety

Awarded to Packaging & Printing unit at Munger; Cigarette factory at Munger

CII New Delhi – Safety, Health & Environment Award

Awarded to Cigarette factory at Kolkata

Greentech Foundation, New Delhi:
Greentech Environment Excellence Award 2006

Gold Award to the Cigarette factories at Bengaluru and Kolkata; Leaf Processing Plants at Anaparti and Chirala; Paperboards unit at Bhadrachalam

Silver Award to Cigarette factory at Munger; Packaging & Printing unit at Munger; Hotels in Agra and Jaipur

Greentech Foundation, New Delhi:
Greentech Safety Award 2006

Gold Award to Leaf Processing Plants at Chirala and Anaparti; Cigarette factories at Bengaluru, Saharanpur and Kolkata; Packaging and Printing unit at Munger; WelcomHotel, New Delhi

Silver Award to Hotel ITC Kakatiya, Hyderabad

Bureau of Energy Efficiency, Govt. of India:
National Energy Conservation Award 2006

Awarded to Specialty Paper unit at Tribeni in Paper & Pulp category

Certificate of Merit given to Welcomhotel, New Delhi

CII National Award for Excellence in Energy Management 2006

Awarded to Paperboards unit at Bhadrachalam; Cigarette factory at Munger

GERIAP (Green House Emission Reduction in Asia Pacific) – a UNEP body – Certificate of Appreciation

Awarded to Paperboards unit at Bhadrachalam

CII Hyderabad: National Award for Excellence in Water Management 2006

Awarded to Paperboards & Specialty Papers units at Bhadrachalam and Tribeni

CII New Delhi: National Award for Excellence in Water Management 2006

Awarded to Cigarette factory at Munger

CII Hyderabad: Most useful case study in Water Management

Awarded to Paperboards unit at Bhadrachalam

Energy Conservation Mission, Institution of Engineers, Hyderabad – Certificate of Appreciation

Awarded to Hotel ITC Kakatiya, Hyderabad

ICC & WBPCB: Environment Excellence Award

Awarded to Cigarette factory at Kolkata

Indian Paper Manufacturers' Association:
IPMA Paper Mill of the year 2005-06

Awarded to Paperboards unit at Bhadrachalam

FHRAI: Environmental Champion Hotel of the year 2005-06

Awarded to Hotel ITC Kakatiya, Hyderabad
Runners up: Hotel Rajputana, Jaipur

Royal Society for Prevention of Accidents (ROSPA):
Gold Award 2007

Awarded to Cigarette factories at Bengaluru and Kolkata

Karnataka State Safety Institute & Department of Factories and Boilers, Government of Karnataka:
Best Industrial Boiler – 2nd prize

Awarded to Cigarette factory at Bengaluru

AWARDS & ACCOLADES

ITC constantly endeavours to benchmark its products, services and processes to global standards. The Company's pursuit of excellence has earned it national and international honours. Some of the significant recognition received during the year were:





"ITC's commendable performance along the triple bottom line, its strong corporate governance model, and its visionary leadership render it the most appropriate choice."

The National Award for Excellence in Corporate Governance 2006 was conferred on ITC Limited by the Institute of Company Secretaries of India

- **Business Person of the Year 2006** by 'UK Trade & Investment', to Chairman **Y C Deveshwar**
- **Golden Peacock Global Award** for 'Corporate Social Responsibility (Asia)' by the Institute of Directors in association with the World Council for Corporate Governance and Centre for Corporate Governance, India.
- **National Award for Excellence in Corporate Governance 2006** from the Institute of Company Secretaries of India.
- **Outstanding Exporter of the Year** award in the Agriculture, Food & FMCG category at the CNBC-TV 18 International Trade Awards 2006-07.
- Named by **Forbes Asia** in its list of **'Fabulous 50'** for long term profitability, sales and earnings growth plus projected earnings and stock price gains.
- **Retailer of the Year** award for **Wills Lifestyle** at the Idea Zee F Awards.
- The **Front Runner Award - 2007** for **Wills Lifestyle** in the retail category from the Ministry of Social Justice and Empowerment, Government of India.
- **Superbrand** status by Superbrands Council for **Wills Lifestyle** and **Kitchens of India**
- **The Most Admired Fashion Campaign 2006** for **John Players**, at the 7th Images Fashion Awards.
- **Bukhara** at ITC Maurya, rated among the **Top 50 restaurants in the world** and **Best in Asia** by the UK-based 'Restaurant' Magazine.
- **National Award for Excellence in Khadi & Village Industries 2006** for **Mangaldeep Agarbattis**, for the best hand rolled agarbattis.

No Stops for ITC

PRODUCT LAUNCHES 2006-07

BINGO!

ITC launched its new snack brand Bingo! offering 16 exciting variants in the Potato Chips and Finger Snacks categories. The pakoda inspired Live Wires, khakra inspired Mad Angles and the specially developed snack Tedhe Medhe are unique presentations to tickle the Indian taste buds.


So many ways to BINGO!

Bite into www.bingeonbingo.com



SUNFEAST BENNE VITA

Sunfeast Benne Vita Pasta offers high nutritional value along with a great taste.



SUNFEAST PASTA TREAT

The product range in the Sunfeast Instant Pasta Snack segment was expanded with the introduction of two new exciting flavours – Pizza Style and Chicken.



SUNFEAST SACHIN'S FIT KIT

Sunfeast launched its new range of healthy products co-created with Sachin Tendulkar under the brand name Sunfeast Sachin's Fit Kit.



CANDYMAN MANGO NATKHAT & MAHA MANGO

Candyman launched Mango Natkhat and Maha Mango in the hard-boiled candy segment



SUNFEAST SPECIAL

The Sunfeast range stood further expanded with the launch of Sunfeast Special biscuits in select markets in the fast growing mid-price creams segment.

No Stops for ITC

PRODUCT LAUNCHES 2006-07

INDIA KINGS

India Kings, one of ITC's flagship brands, has recently been re-launched in a contemporary new range of four variants – Rich Gold, Celestial Blue, Ocean Blue and Menthol Green. The new range reflects ITC's commitment to creating products benchmarked to the best in the world.



SILK CUT


SILK CUT

Silk Cut is an international quality offering from the House of W.D. & H.O. Wills, which has been launched in two segments – King Size and Regular Filter – after carefully calibrating the packaging and product quality to meet the emerging needs of discerning consumers.



ITC HOTELS & STARWOOD ALLIANCE

ITC-Welcomgroup entered a new phase in its collaboration with Starwood Hotels & Resorts through a franchise agreement that exclusively brings Starwood's premium brand, the 'Luxury Collection', to India. Seven ITC hotels will be a part of this coveted collection.


INDIA


KADAI CHICKEN CURRY PASTE
DUM ALOO CURRY PASTE
MUTTON KOLHAPURI CURRY PASTE
GOAN FISH CURRY PASTE

CURRY PASTE

Kitchens of India expanded its Curry Paste portfolio with the launch of 4 new variants – Kadai Chicken Curry Paste, Dum Aloo Curry Paste, Mutton Kolhapuri Curry Paste and Goan Fish Curry Paste - the latest in culinary excellence from ITC's Master Chefs.

CHUTNEYS

Kitchens of India added some divine combinations to its Chutney portfolio:

Carrot & Black Pepper Chutney

Tangy chutney made of choice carrot slices flavoured with aniseed and black pepper.

Papaya & Raisin Chutney

This sweet chutney is made from Papaya slices and papaya pulp with raisins, kalonji and aniseeds.


CHUTNEYS
TOMATO & CHILLI
CHUTNEYS
CARROT & BLACK PEPPER
CHUTNEYS
PAPAYA & RAISIN
CHUTNEYS
HOT MANGO

Hot Mango Chutney

This hot and tangy chutney is made from pieces and pulp of mango with chilli slices and chilli flakes.

Tomato Chilli Chutney

Pieces and pulp of tomato mixed with ground garlic, amchur and green chilli paste make a great combination.

ITC Limited

RECEIVED

2007 JUN 26 A 5:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Ninety-Sixth Annual General Meeting of the Members of ITC Limited will be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, on Friday, the 27th day of July, 2007, at 10.30 a.m. for the transaction of the following businesses:-

ORDINARY BUSINESS

1. To consider and adopt the Accounts of the Company for the financial year ended 31st March, 2007, the Balance Sheet as at that date and the Reports of the Directors and Auditors thereon.

2. To declare a dividend for the financial year ended 31st March, 2007.

3. To elect Directors in place of those retiring by rotation.

4. To appoint Auditors and to fix their remuneration. In this connection, to consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

   "Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 125,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

SPECIAL BUSINESS

5. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company with effect from 1st October, 2006, as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

6. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. Serajul Haq Khan be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

7. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. Pillappakkam Bahukutumbi Ramanujam be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for a period of five years with effect from 30th July, 2007, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

8. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. Charles Richard Green be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for the period from 30th July, 2007 to 31st March, 2008, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Register of Members of the Company shall remain closed from Wednesday, 18th July, 2007 to Friday, 27th July, 2007, both days inclusive. Share Transfers received in order at the Investor Service Centre of the Company, 37 Jawaharlal Nehru Road, Kolkata 700 071 by 5.30 p.m. on 17th July, 2007, will be processed for payment of dividend, if declared, to the transferees or to their mandatees and the dividend, if declared, will be paid on or after 30th July, 2007 to those Members entitled thereto and whose names shall appear on the Register of Members of the Company on 27th July, 2007, or to their mandatees, subject however to the provisions of Section 206A of the Companies Act, 1956, or any amendment or re-enactment thereof. In respect of dematerialised shares, the dividend will be payable on the basis of beneficial ownership as per details to be furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for this purpose.

Dated : 25th May, 2007.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

NOTES:

1. **A Member entitled to attend and vote at the Annual General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company.**

   Proxies, in order to be effective, must be received at the Investor Service Centre of the Company ('ISC'), 37 Jawaharlal Nehru Road, Kolkata 700 071, not less than forty-eight hours before the commencement of the Annual General Meeting i.e. by 10.30 a.m. on 25th July, 2007.

2. Corporate Members are requested to send to ISC a duly certified copy of the Board Resolution, pursuant to Section 187 of the Companies Act, 1956, authorising their representative to attend and vote at the Annual General Meeting.

3. Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 relating to the Special Business to be transacted at the Annual General Meeting is annexed.

4. In accordance with the provisions of Article 91 of the Articles of Association of the Company, Mr. Pillappakkam Bahukutumbi Ramanujam, Mr. Charles Richard Green, Mr. John Patrick Daly and Mr. Krishnamoorthy Vaidyanath will retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Mr. Ramanujam, Mr. Green and Mr. Daly, Non-Executive Directors, do not hold any shares in the Company.

5. Additional information, pursuant to Clause 49 of the Listing Agreement with Stock Exchanges, on Directors recommended by the Board of Directors for appointment / re-appointment at the Annual General Meeting is appearing in the Report and Accounts.

6. Members are requested to bring their admission slips alongwith copy of the Report and Accounts to the Annual General Meeting.

7. Members are advised that bank details and addresses as furnished by them or by NSDL / CDSL to the Company, for shares held in the certificate form and in the dematerialised form, respectively, will be printed on their dividend warrant(s) as a measure of protection against fraudulent encashment.

8. Dividend for the financial year ended 31st March, 2000, which remains unpaid or unclaimed, will be due for transfer to the Investor Education and Protection Fund of the Central Government ('IEPF') later this year, pursuant to the provisions of Section 205A of the Companies Act, 1956.

   Members who have not encashed their dividend warrant(s) for the financial year ended 31st March, 2000, or any subsequent financial year(s), are requested to lodge their claims with ISC. In respect of dividend for the financial year ended 31st March, 2000, it will not be possible to entertain claims received by ISC after 14th September, 2007. In respect of dividend for the financial year ended 31st March, 2000, pertaining to the erstwhile ITC Hotels Limited, it will not be possible to entertain claims received by ISC after 9th October, 2007.

Members are advised that, in terms of the provisions of Section 205C of the Companies Act, 1956, no claim shall lie with respect to unclaimed dividend once it is transferred to IEPF.

9. Members holding shares in the certificate form are requested to notify / send the following to ISC to facilitate better servicing:-
   i) any change in their address / mandate / bank details,
   ii) particulars of their bank account, in case the same have not been furnished earlier, and
   iii) share certificates, held in multiple accounts in identical names or joint accounts in the same order of names, for consolidation of such shareholdings into a single account.

10. Members who hold shares in the certificate form and wish to make / change nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956, may submit to ISC the prescribed Form 2B. The Form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

11. Members who wish to obtain information on the Company or view the Accounts for the financial year ended 31st March, 2007, may visit the Company's corporate website www.itcportal.com or send their queries at least 10 days before the Annual General Meeting to the Company Secretary at the Registered Office of the Company.

EXPLANATORY STATEMENT

Annexed to the Notice convening the Ninety-Sixth Annual General Meeting to be held on Friday, 27th July, 2007.

Item No. 5

The Board of Directors of your Company ('the Board') at its meeting held on 30th October, 2006, on the recommendation of the Compensation Committee, approved, subject to the approval of the Members, the following modification with effect from 1st October, 2006 in the terms of remuneration paid or payable to the Wholetime Directors of the Company:-

Wholetime Directors	Consolidated Salary per month	Performance Bonus
Mr. Y. C. Deveshwar (Chairman)	Rs. 20,00,000/-	Not exceeding 100% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.
Mr. S. S. H. Rehman	Rs. 9,00,000/-	Not exceeding 85% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.
Mr. A. Singh	Rs. 9,00,000/-	
Mr. K. Vaidyanath	Rs. 7,75,000/-	

All other existing terms of remuneration of the Wholetime Directors, including perquisites, as approved by the Members, remain unchanged.

The respective Wholetime Directors are interested individually in this Resolution insofar as the same relates to variation in their remuneration. None of the other Directors of your Company is interested in this Resolution.

The Board recommends this Resolution for your approval.

Item No. 6

Mr. S. H. Khan was appointed by the Board of Directors of your Company ('the Board') at its meeting held on 30th October, 2006, as an Additional Non-Executive Director in terms of Section 260 of the Companies Act, 1956 ('the Act').

Mr. Khan vacates his office at this Annual General Meeting pursuant to the provisions of Section 260 of the Act. The Board at its meeting held on 25th May, 2007 recommended for the approval of the Members, the appointment of Mr. Khan as a Non-Executive Director of the Company, liable to retire by rotation, as set out in the Resolution relating to his appointment.

Notice under Section 257 of the Act has been received from a Member proposing the appointment of Mr. Khan as a Director of the Company. Requisite consent, pursuant to the provisions of Section 264(1) of the Act, has been filed by Mr. Khan to act as such Director, if appointed. Mr. Khan does not hold any share in the Company.

None of the Directors of your Company, other than Mr. Khan, is interested in this Resolution.

The Board recommends this Resolution for your approval.

Item Nos. 7 & 8

Mr. P. B. Ramanujam and Mr. C. R. Green were re-appointed with effect from 30th July, 2002 as Non-Executive Directors of the Company at the Annual General Meeting held on 26th July, 2002 and their present term expires on 29th July, 2007.

The Board of Directors of your Company ('the Board') at its meeting held on 25th May, 2007 recommended for the approval of the Members, the re-appointment, with effect from 30th July, 2007, of Mr. Ramanujam and Mr. Green as Non-Executive Directors of the Company, liable to retire by rotation, as set out in the respective Resolutions relating to their re-appointment.

Notices under Section 257 of the Companies Act, 1956 ('the Act') have been received from Members proposing the re-appointment of Mr. Ramanujam and Mr. Green as Directors of the Company. Requisite consents, pursuant to the provisions of Section 264(1) of the Act, have been filed by Mr. Ramanujam and Mr. Green to act as such Director, if appointed.

Mr. Ramanujam and Mr. Green are interested in the Resolutions relating to their respective re-appointment. None of the other Directors of your Company is interested in these Resolutions.

The Board recommends these Resolutions for your approval.

Dated : 25th May, 2007.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

PRODUCT LAUNCHES 2006-07



WILLS LIFESTYLE

India's most definitive fashion event, the Wills Lifestyle India Fashion Week (WLIFW) Autumn Winter 2007 redefined the contours of fashionwear. Celebrated designer Rajesh Pratap Singh created an amazing sensory experience called 'Deeper Love' for the Wills Lifestyle Grand Finale. During the Week, the 'Salon Di Wills', an exclusive styling and leisure salon from Essenza Di Wills, proved to be a popular hot spot. Celebrity guests and famous stylists joined hands to create a buzz with their makeover sessions.


ESSENZA
DI WI


TO MY
Mother
WITH LOVE

EXPRESSIONS MINI QUOTATION BOOKS

To make gifting more special, a range of mini quotation books was launched by Expressions. From positive thinking to true love, this series captures the spirit that keeps us alive.

PAPERKRAFT



Paperkraft expanded its portfolio with designer notebooks to make learning fun and create excitement among college students and young executives.

MANGALDEEP YANTRA

Mangaldeep Yantra agarbattis, with 'multiple notes' fragrances, offer a superior value proposition to the consumer.


MANGALDEEP
Yantra


AIM
METRO
SAFETY MATCHES
AIM
AIM
TRIMS
SAFETY MATCHES

AIM

ITC launched several differentiated products to augment its Safety Matches portfolio. AIM Trims, Mega, Metro and Sulabham address the needs of specific user segments.


AIM
MEGA
SAFETY MATCHES

WELLGRO RHIZOBIUM


Wellgro
BIOFERTILISER

ITC launched its first bio-fertiliser 'Wellgro Rhizobium' for use in the cultivation of soyabean in Madhya Pradesh. The product has been well received by farmers and plans are underway to scale up volumes and widen the range of products in this category.

ITC Limited

Enduring value.
For the nation. For the shareholder.


VITA

It is a matter of pride and deep satisfaction that the pioneering ITC e-Choupal initiative found special mention in the Economic Survey 2006-07 for its transformational impact on rural lives – a rare honour and perhaps the first for any private company in the country.

Let's put India first

The WHITE GOLD premium paper used in this Report and the SAFIRE GRAPHIK board used for the cover are products of your Company's Paperboards & Specialty Papers Division.

END

Processed at Stylo Graphic Imaging, Kolkata and printed at N.K. Gossain & Co. Ltd., Kolkata.